      As filed with the Securities and Exchange Commission on May 5, 2000
                                                   Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------

                       PRODIGY COMMUNICATIONS CORPORATION
             (Exact name of registrant as specified in its charter)

                                     7370                    04-3323363
         Delaware
                              (Primary Standard           (I.R.S. Employer
     (State or Other              Industrial           Identification Number)
     Jurisdiction of         Classifications Code
                                    Number

     Incorporation or           ---------------
       Organization

        44 South Broadway, White Plains, New York 10601, (914) 448-8000
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------

                                Samer F. Salameh
               Chairman of the Board and Chief Executive Officer
                       Prodigy Communications Corporation
                               44 South Broadway
                          White Plains, New York 10601
                                 (914) 448-8000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------

                                   Copies to:
    David A. Westenberg, Esq.                 S. Michael Dunn, Esq.
        Hale and Dorr LLP                Brobeck, Phleger & Harrison LLP
         60 State Street                       301 Congress Avenue
   Boston, Massachusetts 02109                     Suite 1200
    Telephone: (617) 526-6000                  Austin, Texas 78701
     Telecopy: (617) 526-5000               Telephone: (512) 477-5495
                                            Telecopy: (512) 477-5813

                                ---------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and certain other conditions under the Merger Agreement are met or waived.
  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                                ---------------

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
                                              Proposed        Proposed
 Title of each class of                       maximum         maximum
    securities to be        Amount to be   offering price    aggregate           Amount of
        registered          registered(1)   per share(2)  offering price(2) registration fee (3)
------------------------------------------------------------------------------------------------
  Common Stock, $.01 par
  value per share         5,864,203 shares     $11.66       $68,376,606           $18,046
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

(1) Based upon the estimated maximum number of shares of common stock of the Registrant issuable in the merger described herein to stockholders of FlashNet Communications, Inc.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rules 457(c) and 457(f) under the Securities Act of 1933, as amended, and based upon the average of the high and low sale prices of the Registrant's common stock as reported on the Nasdaq National Market on May 4, 2000.
(3) Pursuant to Rule 457(b) under the Securities Act, an amount ($24,376) in excess of the registration fee was paid on December 23, 1999 in connection with the filing of preliminary proxy materials.

                                ---------------

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         FlashNet Communications, Inc.

                                                                     May 5, 2000

Dear FlashNet Communications, Inc. Shareholders:

  I am writing to you today about our proposed merger with Prodigy Communications Corporation. Proud of FlashNet's prior accomplishments, we are looking forward at an industry increasingly dominated by companies that possess size, strong brand names, broad service offerings and important strategic alliances. We believe Prodigy possesses all of these strengths and we are confident that this is the right transaction for FlashNet.

  In the merger, each share of FlashNet common stock will be exchanged for 0.35 share of Prodigy common stock. Prodigy expects to issue approximately 5,000,000 shares of its common stock in the merger. Upon completion of the merger, FlashNet shareholders will own approximately 7.4% of Prodigy's outstanding common stock. Prodigy common stock is traded on the Nasdaq National Market under the trading symbol "PRGY" and closed at a price of $11.6875 per share on May 4, 2000. You will be asked to vote on the merger at a special meeting of FlashNet shareholders.

  Prodigy has a pending transaction with SBC Communications Inc. in which, among other things, SBC will acquire an approximate 43% interest in Prodigy and Prodigy will be the exclusive retail Internet service marketed by SBC to consumers and small businesses in the United States. Completion of the SBC transaction is not a condition to completion of FlashNet's merger with SBC. For a description of the SBC transaction, please see "Pending SBC Transaction" beginning on page 91. Following completion of the SBC transaction, FlashNet's shareholders will own approximately 4.5% of Prodigy and SBC will own approximately 39.5% of Prodigy.

  We are very excited by the opportunities that we envision for the combined company. Your board of directors has determined that the terms and conditions of the merger are advisable and in the best interests of FlashNet and you and unanimously recommends that you approve the merger agreement and the merger. Your board of directors has obtained an opinion from its independent financial advisor, Goldman, Sachs & Co., to the effect that the exchange ratio in the merger is fair to you from a financial point of view.

  The accompanying proxy statement/prospectus provides detailed information about Prodigy, FlashNet and the merger. Please give all of this information your careful attention. In particular, you should carefully consider the discussion in the section entitled "Risk Factors" beginning on page 9 of the proxy statement/prospectus.

  Your vote is very important regardless of the number of shares you own. To vote your shares, you may use the enclosed proxy card or attend the special meeting. To approve the merger agreement, you MUST vote "FOR" the proposal by following the instructions stated on the enclosed proxy card. If you do not vote at all, it will, in effect, count as a vote against the merger.

                                          Sincerely,

                                          M. Scott Leslie
                                          President and Chief Executive
                                           Officer

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or the securities of Prodigy to be issued in the merger, or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

  This proxy statement/prospectus is dated May 5, 2000, and was first mailed to FlashNet shareholders on or about May 5, 2000.

                         FlashNet Communications, Inc.
                       3001 Meacham Boulevard, Suite 100
                            Fort Worth, Texas 76137
                                 (817) 820-0068

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON MAY 30, 2000

  We will hold a special meeting of the shareholders of FlashNet
Communications, Inc. at 9:00 a.m., local time, on Tuesday, May 30, 2000, at the City Club in the City Center Tower II, located at 301 Commerce Street, Fort Worth, Texas 76102:

    1. To consider and vote on a proposal to approve and adopt the merger agreement among Prodigy Communications Corporation, FlashNet and a wholly-owned subsidiary of Prodigy, pursuant to which FlashNet will become a wholly-owned subsidiary of Prodigy and each outstanding share of FlashNet common stock will be converted into the right to receive 0.35 share of Prodigy common stock; and

    2. To transact any other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

  Your board of directors has determined that the merger is advisable and in the best interests of FlashNet and you and unanimously recommends that you vote to approve the merger agreement and the merger.

  We describe the merger more fully in the accompanying proxy statement/prospectus, which we urge you to read.

  Only FlashNet shareholders of record at the close of business on April 7, 2000, are entitled to notice of and to vote at the special meeting or any adjournment or postponement.

  Your vote is important. To assure that your shares are represented at the special meeting, you are urged to complete, date and sign the enclosed proxy and mail it promptly in the postage-paid envelope provided, whether or not you plan to attend the special meeting in person. You may revoke your proxy in the manner described in the accompanying proxy statement/prospectus at any time before it has been voted at the special meeting. You may vote in person at the special meeting even if you have returned a proxy.

                                          By Order of the Board of Directors

                                          M. Scott Leslie
                                          President and Chief Executive
                                           Officer

Fort Worth, Texas
May 5, 2000

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
QUESTIONS AND ANSWERS ABOUT THE MERGER....................................   1
SUMMARY...................................................................   3
RISK FACTORS..............................................................   9
  Risks Relating to the Merger............................................   9
  Risks Relating to Prodigy's Business....................................  11
  Risks Relating to FlashNet's Business...................................  18
  Cautionary Statement Concerning Forward-Looking Statements..............  24
SELECTED HISTORICAL CONDENSED CONSOLIDATED FINANCIAL INFORMATION..........  26
SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION.....  31
COMPARATIVE PER SHARE DATA................................................  36
MARKET PRICE INFORMATION..................................................  37
  Prodigy Market Price Information........................................  37
  FlashNet Market Price Information.......................................  37
  Recent Closing Prices...................................................  37
  Dividends...............................................................  38
THE SPECIAL MEETING.......................................................  39
  Date, Time and Place of Meeting.........................................  39
  What Will Be Voted Upon.................................................  39
  Record Date and Outstanding Shares......................................  39
  Vote Required to Approve the Merger.....................................  39
  Share Ownership of Management and Shareholders..........................  39
  Quorum; Abstentions and Broker Non-Votes................................  39
  Voting and Revocation of Proxies........................................  40
  Solicitation of Proxies and Expenses....................................  40
  Board Recommendation....................................................  40
THE MERGER................................................................  41
  Background of the Merger................................................  41
  Prodigy's Reasons for the Merger........................................  44
  FlashNet's Reasons for the Merger; Recommendation of the FlashNet Board
   of Directors...........................................................  45
  Opinion of FlashNet's Financial Advisor.................................  47
  Interests of Executive Officers and Directors of FlashNet in the
   Merger.................................................................  55
  Treatment of FlashNet Common Stock......................................  56
  Accounting Treatment of the Merger......................................  57
  Regulatory Approvals....................................................  57
  Material United States Federal Income Tax Considerations................  57
  Resales of Prodigy Common Stock Issued in Connection with the Merger;
   Affiliate Agreements...................................................  58
  No Appraisal Rights.....................................................  59
  Delisting and Deregistration of FlashNet's Common Stock Following the
   Merger.................................................................  59
THE MERGER AGREEMENT......................................................  60
  General.................................................................  60
  The Exchange Ratio and Treatment of FlashNet Common Stock...............  60
  Treatment of FlashNet Stock Options.....................................  60
  Treatment of FlashNet Warrants..........................................  61
  Termination of FlashNet Employee Stock Discount Purchase Plan and 401(k)
   Plan...................................................................  61
  Exchange of Certificates................................................  61
  Representations and Warranties..........................................  62
  Covenants of Prodigy and FlashNet.......................................  63
  Conditions to Obligations to Complete the Merger........................  66

                                                                          Page
                                                                          ----
  Termination; Expenses and Termination Fees.............................  67
  Amendment..............................................................  69
RELATED AGREEMENTS.......................................................  70
  Stock Option Agreement.................................................  70
  Stockholder Agreement..................................................  71
PRODIGY BUSINESS.........................................................  73
PENDING SBC TRANSACTION..................................................  91
PRODIGY'S MANAGEMENT.....................................................  96
PRODIGY MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS................................................... 104
FLASHNET'S BUSINESS...................................................... 114
FLASHNET MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS................................................... 125
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION............. 134
PRODIGY'S PRINCIPAL STOCKHOLDERS......................................... 146
FLASHNET'S PRINCIPAL SHAREHOLDERS........................................ 148
COMPARISON OF SHAREHOLDER RIGHTS......................................... 150
SHAREHOLDER PROPOSALS.................................................... 160
LEGAL MATTERS............................................................ 160
EXPERTS.................................................................. 160
WHERE YOU CAN FIND MORE INFORMATION...................................... 160
INDEX TO FINANCIAL STATEMENTS............................................ F-1
ANNEXES
  Annex A--Opinion of Goldman, Sachs & Co................................ A-1
  Annex B--Agreement and Plan of Merger.................................. B-1
  Annex C--Stock Option Agreement........................................ C-1
  Annex D--Stockholder Agreement......................................... D-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: Why do the companies propose to merge?

A: Prodigy and FlashNet believe that the merger will provide several benefits to both companies. In particular, Prodigy believes that the merger will, among other things, strengthen its position in the market place by adding approximately 235,000 subscribers to its subscriber base, by providing Prodigy with a national network operations center and additional network infrastructure and by providing Prodigy with a well-regarded in-house customer service center and access to FlashNet's network marketing program with its attendant low-cost acquisition sales channel. FlashNet believes that the merger will provide its shareholders with the opportunity to participate in the ownership of Prodigy, which FlashNet's management believes possesses the size, strong national brand name, broad service offerings and important strategic alliances that are necessary to compete in an industry increasingly dominated by large national Internet service providers. In addition, FlashNet's management believes that, absent the merger, due to, among other factors, FlashNet's lack of size, strong brand name and strategic relationships, FlashNet would not, at the present time, be able to obtain financing on reasonable terms sufficient to enable it to continue to fund its operations at their current levels.

Q: Are there any potential disadvantages to the proposed merger?

A: Prodigy has identified a number of potential negative factors that could materialize as a result of the merger, including the risk that the potential benefits sought in the merger might not be realized and the potential adverse effect of the public announcement of the merger on FlashNet's business, including its employees and customers. FlashNet also has identified a number of disadvantages in the merger, including the risk that the value to be received by FlashNet shareholders in the merger could decline significantly from that determined as of the date of the merger agreement due to the fixed exchange ratio used in the merger, the risk that potential benefits sought to be achieved in the merger might not be fully realized, the risk that FlashNet's management and technical personnel might not continue with Prodigy after the merger, the loss of control over future operations of FlashNet after the merger and the impact of the loss of FlashNet's status as an independent company on its shareholders and employees.

Q: What will I receive in the merger?

A: If the merger is completed, you will receive 0.35 share of Prodigy common stock for each share of FlashNet common stock that you own and cash, without interest, for any fractional shares.

Q: Prodigy has announced that it plans to establish a strategic relationship with SBC Communications Inc. Is the proposed SBC transaction a condition to Prodigy's proposed merger with FlashNet?

A: The completion of Prodigy's strategic relationship with SBC is not a condition to the completion of Prodigy's merger with FlashNet, and the completion of the FlashNet merger is not a condition to the completion of Prodigy's strategic relationship with SBC.

Q: When do you expect to complete the merger of Prodigy and FlashNet?

A: We expect to complete the merger during the second calendar quarter of 2000.
   We cannot predict the exact timing.

Q: Who must approve the merger?

A: In addition to the approvals of the board of directors of Prodigy and FlashNet, which were already obtained, FlashNet shareholders must approve the merger.

Q: What shareholder vote is required to approve the merger agreement and the merger?

A: The affirmative vote of the holders of at least two-thirds of the outstanding shares of FlashNet common stock is required to approve the merger agreement and the merger.

Q: Does the FlashNet Board of Directors recommend approval of the merger agreement and the merger?

A: Yes. For a more complete description of the recommendation of the FlashNet board of directors, see the section entitled "The Merger--FlashNet's Reasons for the Merger; Recommendation of the FlashNet Board of Directors" on page 45.

Q: What do I need to do now?

A: We urge you to read this proxy statement/prospectus, including its annexes, carefully, and to consider how the merger will affect you as a shareholder. You also may want to review the documents referenced under "Where You Can Find More Information" on page 160.

Q: How do I vote?

A: You may indicate how you want to vote on your proxy card. You may also attend the special meeting and vote in person instead of submitting a proxy.

  If you fail either to return your proxy card or to vote in person at the special meeting, or if you mark your proxy "abstain," the effect will be a vote against the merger agreement and the merger. If you fail to indicate your vote on your proxy, your proxy will be counted as a vote for the merger, unless your shares are held in a brokerage account.

Q: If my shares are held in a brokerage account, will my broker vote my shares for me?

A: Your broker cannot vote your shares without instructions from you on how to vote. Therefore, it is important that you follow the directions provided by your broker regarding how to instruct your broker to vote your shares. If you fail to provide your broker with instructions, it will have the same effect as a vote against the merger agreement and the merger.

Q: May I change my vote after I have mailed in my signed proxy card?

A: You may change your vote at any time before the vote takes place at the FlashNet special meeting. To change your vote, you may either submit a later dated proxy card or send a written notice stating that you would like to revoke your proxy. In addition, you may attend the special meeting and vote in person. However, if you elect to vote in person at the special meeting and your shares are held by a broker, bank or other nominee, you must bring to the special meeting a legal proxy from the broker, bank or other nominee authorizing you to vote the shares.

Q: When and where is the FlashNet special meeting?

A: The special meeting of FlashNet shareholders will be held at 9:00 a.m., local time, on Tuesday, May 30, 2000, at the City Club in the City Tower II located at 301 Commerce Street, Fort Worth, Texas 76102.

Q: Should I send in my certificates now?

A: No. After we complete the merger, Prodigy's transfer agent will send instructions to you regarding the exchange of your shares of FlashNet common stock for Prodigy common stock.

Q: Whom may I contact with any additional questions?

A: You may call Charlotte Brown of Corporate Investor Communications, Inc., the investor relations firm for FlashNet at (201) 896-5670.

                                    SUMMARY

  This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which we have referred you. See "Where You Can Find More Information" on page
159. We have included page references parenthetically to direct you to a more complete description of the topics in this summary.

                                 The Companies

Prodigy Communications Corporation
44 South Broadway
White Plains, New York 10601
(914) 448-8000

  Prodigy is a leading Internet service provider that provides Internet access and other Internet-based services. Prodigy tailors its services to target the consumer, small business and U.S. Hispanic markets. Prodigy's Internet strategy is to strengthen its position as a leading Internet service provider and to expand the range of services it offers and markets it serves. Prodigy's strategy also envisions acquisitions that can complement its current or planned business activities.

FlashNet Communications, Inc.
3001 Meacham Boulevard
Suite 100
Fort Worth, Texas 76137
(817) 820-0068

  FlashNet is a nationwide provider of Internet access and related services. FlashNet tailors its services to the specific demands of both consumer and business customers. FlashNet's systems and network infrastructure are designed to provide consumer and business customers with fast and reliable quality service through state-of-the-art equipment and a trained support staff.

                                   The Merger

  Through the merger, FlashNet will become a wholly-owned subsidiary of Prodigy. Its directors will not become directors of the board of Prodigy. FlashNet shareholders will receive Prodigy common stock in exchange for their shares of FlashNet common stock. The merger agreement is attached to this proxy statement/prospectus as Annex B. We encourage you to read it.

                                 Vote Required
                                   (Page 39)

  Approval of the merger agreement requires the vote of two-thirds of the outstanding shares of FlashNet common stock. FlashNet's directors and executive officers and their affiliates held approximately 28% of the outstanding shares of FlashNet common stock on November 5, 1999. These holders of FlashNet common stock have already agreed to vote in favor of the merger.

                    FlashNet Recommendation to Shareholders
                                   (Page 40)

  The FlashNet board of directors voted to approve the merger agreement and the merger. The FlashNet board of directors believes that the merger is advisable and in your best interest and recommends that you vote FOR the proposal to approve the merger agreement and the merger.

               What Holders of FlashNet Common Stock Will Receive
                                   (Page 60)

  Holders of FlashNet common stock can exchange each share for 0.35 share of Prodigy common stock.

  Prodigy will not issue fractional shares of Prodigy common stock in connection with the merger. Instead, Prodigy will pay cash, without interest, for any fractional shares.

  Based on the 14,321,297 shares of FlashNet common stock outstanding on March 31, 2000, Prodigy estimates that FlashNet shareholders will receive approximately 5,000,000 shares of Prodigy common stock in the merger.

                            Conditions to the Merger
                                   (Page 66)

  The completion of the merger depends on a number of conditions, including:

  .  the approval of FlashNet shareholders;

  . the approval of the listing on the Nasdaq National Market of Prodigy common stock that Prodigy will issue to FlashNet shareholders in the merger;

  . the receipt of legal opinions regarding the treatment of the merger as a tax-free reorganization; and

  .  other customary contractual conditions in the merger agreement.

  The party entitled to assert any condition to the merger may waive it.

                          No Solicitation by FlashNet
                                   (Page 65)

  Subject to applicable fiduciary duties to shareholders of the FlashNet board of directors to recommend a superior proposal to FlashNet shareholders, FlashNet has agreed that neither it nor any of its subsidiaries will:
  . solicit, initiate or encourage any proposal that might lead to an alternative transaction;

  . enter into discussions or negotiations concerning, or provide any non-public information to a third party relating to an alternative transaction; or

  . agree to recommend an alternative transaction to the FlashNet shareholders.

  FlashNet has also agreed to cause each of its officers, directors, employees, financial advisors, representatives and agents not to take any of these actions.

  In addition, FlashNet may comply with the Securities and Exchange Commission's tender offer requirements with respect to an alternative transaction.

                      Termination of the Merger Agreement
                                   (Page 67)

  Prodigy and FlashNet can mutually agree to terminate the merger agreement without completing the merger, and either Prodigy or FlashNet can terminate the merger agreement if:

  . the other party breaches any material representation, warranty or covenant in the merger agreement and fails to cure the breach within 10 days of receiving notice of the breach;

  .  the merger is not completed by May 31, 2000; or

  . FlashNet shareholders do not approve the merger agreement and the merger at a special meeting of FlashNet shareholders.

  In addition, Prodigy can terminate the merger agreement if:

  . the FlashNet board of directors fails to recommend approval of the merger agreement and the merger to the FlashNet shareholders or withdraws or modifies its recommendation;

  . the FlashNet board of directors fails to reconfirm its recommendation of the merger agreement and the merger to the FlashNet shareholders within five business days after Prodigy requests that it do so;

  . the FlashNet board of directors approves or recommends to the FlashNet shareholders an alternative transaction with a third party meeting the requirements set forth in the merger agreement;

  . a third party, other than Prodigy or an affiliate of Prodigy, commences a tender offer or exchange offer for the outstanding shares of FlashNet common stock and the FlashNet board of directors recommends that the FlashNet shareholders tender their shares in the tender or exchange offer, or within ten days after the third party commences the tender or exchange offer and the FlashNet board of directors fails to recommend that the FlashNet shareholders reject the offer or takes no position with respect to the offer; or

  . for any reason, FlashNet fails to call and hold the special meeting by May 30, 2000.

                         Termination Fees and Expenses
                                   (Page 67)

  FlashNet must pay Prodigy a termination fee of $5,000,000 if Prodigy terminates the merger agreement because:

  . the FlashNet board of directors fails to recommend approval of the merger agreement and the merger to the FlashNet shareholders or withdraws or modifies its recommendation;

  . the FlashNet board of directors fails to reconfirm its recommendation of the merger agreement and the merger to the FlashNet shareholders within five business days after Prodigy requests that it do so;

  . the FlashNet board of directors approves or recommends to the FlashNet shareholders an alternative transaction with a third party meeting the requirements set forth in the merger agreement;

  . a third party, other than Prodigy or an affiliate of Prodigy, commences a tender offer or exchange offer for the outstanding shares of FlashNet common stock and the FlashNet board of directors recommends that the FlashNet shareholders tender their shares in the tender or exchange offer, or within ten days after the third party commences the tender or exchange offer and the FlashNet board of directors fails to recommend that the FlashNet shareholders reject the offer or takes no position with respect to the offer;

  .  FlashNet fails to call and hold the special meeting by May 30, 2000; or

  . FlashNet breachs a representation, warranty or covenant of the merger agreement, which excuses Prodigy from its obligation to effect the merger and FlashNet fails to cure the breach within 10 days after it receives a written notice of the breach from Prodigy.

  FlashNet must also pay Prodigy a termination fee of $5,000,000 if FlashNet fails to obtain the requisite vote of FlashNet shareholders to approve the merger. In addition, FlashNet must pay Prodigy up to $500,000 as reimbursement for the costs incurred by Prodigy related to the merger if Prodigy terminates the merger agreement and the merger is not completed by May 31, 2000.

  Prodigy must pay FlashNet a termination fee of $5,000,000 if Prodigy breaches any representation, warranty or covenant of the merger agreement which Prodigy fails to cure within 10 days after Prodigy receives a written notice of the breach from FlashNet. In addition, Prodigy must pay FlashNet up to $500,000 as reimbursement for the costs incurred by FlashNet related to the merger if FlashNet terminates the merger agreement and the merger is not completed by May 31, 2000.

                             Stock Option Agreement
                                   (Page 70)

  In connection with the merger agreement, Prodigy and FlashNet entered into a stock option agreement, dated as of November 5, 1999. The option agreement grants Prodigy the right to purchase up to 2,837,475 shares of FlashNet common stock, constituting approximately 19.9% of the outstanding shares of FlashNet common stock, at a price of $8.6625 per share, subject to adjustment. However, Prodigy may not exercise this option to acquire more than 19.9% of the outstanding shares of FlashNet common stock. Prodigy may exercise the option only after it terminates the merger agreement because:

  . the FlashNet board of directors fails to recommend approval of the merger agreement and the merger to the FlashNet shareholders or withdraws or modifies its recommendation;

  . the FlashNet board of directors fails to reconfirm its recommendation of the merger agreement and the merger to the FlashNet shareholders within five business days after Prodigy requests that it do so;

  . the FlashNet board of directors approves or recommends to the FlashNet shareholders an alternative transaction;

  . a third party, other than Prodigy or an affiliate of Prodigy, commences a tender offer or exchange offer for the outstanding shares of FlashNet common stock and the FlashNet board of directors recommends that the FlashNet shareholders tender their shares in the tender or exchange offer, or within ten days after the third party commences the tender or exchange offer and FlashNet board of directors fails to recommend that the FlashNet shareholders reject the offer or takes no position with respect to the offer;

  .  FlashNet fails to call and hold the special meeting by May 30, 2000;

  . FlashNet breachs a representation, warranty or covenant of the merger agreement, which excuses Prodigy from its obligation to effect the merger and FlashNet fails to cure the breach within 10 days after it receives a written notice of the breach from Prodigy; or

  . FlashNet fails to receive the requisite vote for approval of the merger agreement at the special meeting of FlashNet shareholders.

  Once the option is exercisable, Prodigy may exercise its option in whole or in part, at any time or from time to time prior to its termination. The option terminates at the earliest of:

  .  the time the merger becomes effective;

  . termination of the merger agreement under circumstances that do not allow Prodigy to receive a termination fee;

  . the amount of cash received by Prodigy as a termination fee under the merger agreement and from actual or potential sales of the shares of FlashNet common stock issuable on exercise of the option exceeds $5,000,000; and

  . 90 days after the merger agreement is terminated. This period will be extended by 30 days if either Prodigy cannot exercise its option or FlashNet cannot deliver to Prodigy the shares of FlashNet common stock purchased on exercise of the option because conditions to FlashNet's obligation to deliver the shares have not been met.

                          Opinion of Financial Advisor
                                   (Page 47)

  In deciding to approve the merger, the FlashNet board of directors received an opinion from its financial advisor, Goldman, Sachs & Co., that the exchange ratio is fair, from a financial point of view, to the holders of FlashNet common stock. The full text of Goldman Sachs' opinion is attached as Annex A to this document.You should read it carefully and in its entirety. Goldman Sachs' opinion is addressed to the FlashNet board of directors and does not constitute a recommendation to any FlashNet shareholder as to how to vote on the merger.

                      Interests of Executive Officers and
                      Directors of FlashNet in the Merger
                                   (Page 55)

  In considering the recommendation of the FlashNet board of directors, you should be aware of the interests that FlashNet executive officers and directors have in the merger. These include:

  . the executive officers of FlashNet will receive retention and severance benefits;

  . six FlashNet executive officers and directors who together hold a total of 575,821 stock options granted or to be granted under FlashNet's stock option plans, including 142,875 stock options which the FlashNet board of directors has authorized for grant to M. Scott Leslie, have received the benefit of accelerated vesting;

  . FlashNet officers and directors have customary rights to indemnification against liabilities; and

  .  one FlashNet director owns 1,000 shares of Prodigy common stock.

  In considering the fairness of the merger to FlashNet shareholders, the FlashNet board of directors took into account these interests. These interests are different from and in addition to customary interests of shareholders. FlashNet executive officers and directors have options to acquire FlashNet common stock that will be converted under the terms of the merger agreement into options to acquire shares of Prodigy common stock. As of March 31, 2000, the executive officers and directors of FlashNet held options for an aggregate of 432,946 shares of FlashNet common stock, all of which are currently vested. Assuming the last reported sales price of FlashNet common stock on the Nasdaq National Market on the trading day immediately prior to the effective date of the merger is in excess of $8.82, FlashNet executive officers and directors will receive options to acquire 151,531 shares of Prodigy common stock in exchange for their FlashNet options. A provision of the merger agreement requires FlashNet to cancel, on the effective date of the merger, all options to acquire FlashNet's common stock with an exercise price equal to or above the last reported sales price. Consequently, if the last reported sales price is below $3.53, only Mr. Leslie will receive an option to acquire Prodigy common stock in exchange for his FlashNet options and such option will cover 50,006 shares of Prodigy common stock. In addition, as of April 7, 2000, the record date, the executive officers and directors of FlashNet and their affiliates held 4,013,813 shares of FlashNet common stock. They will receive approximately 1,404,834 shares of Prodigy common stock upon conversion of their shares of FlashNet common stock. Subsequent to the November 5, 1999 meeting at which the merger was approved by the FlashNet board of directors, Global Undervalued Securities Fund, L.P., which is controlled by a FlashNet director, acquired shares of Prodigy common stock. As of April 18, 2000, Global Undervalued Securities Fund owned 266,700 shares of Prodigy common stock.

                              Accounting Treatment
                                   (Page 57)

  Prodigy will account for the merger using the purchase method of accounting. Thus, Prodigy will record the assets and liabilities of FlashNet, including intangible assets at their fair value and will include the results of operations of FlashNet in its results from the date of acquisition.

                   Material United States Federal Income Tax
                                 Considerations
                                   (Page 57)

  We have structured the merger to qualify as a tax-free reorganization under the Internal Revenue Code. It is our intention that no gain or loss will be generally recognized by FlashNet shareholders for federal income tax purposes on the exchange of shares of FlashNet common stock solely for shares of Prodigy common stock. Nevertheless, you should consult your tax advisor for a full understanding of the tax consequences of the merger to you.

                 FlashNet Shareholders Have No Appraisal Rights
                                   (Page 59)

  Under Texas law, FlashNet shareholders do not have appraisal rights with respect to the merger.

                           Prodigy Price Information
                                   (Page 37)

  Shares of Prodigy common stock are quoted on the Nasdaq National Market. On November 5, 1999, the last full trading day prior to the public announcement of the proposed merger, Prodigy common stock closed at $24.75 per share. On May 4, 2000, Prodigy common stock closed at $11.6875 per share.

                           FlashNet Price Information
                                   (Page 37)

  Shares of FlashNet common stock are also quoted on the Nasdaq National Market. On November 5, 1999, the last full trading day prior to the public announcement of the proposed merger, FlashNet common stock closed at $10.00 per share. On May 4, 2000, FlashNet common stock closed at $3.75 per share.

                            Pending SBC Transaction
                                   (Page 91)

  In considering whether to vote in favor of the merger, FlashNet shareholders should consider the potential impacts of Prodigy's pending transaction with SBC. Although the FlashNet merger and the SBC transaction are not conditioned on each other, upon completion of the SBC transaction, SBC will have the right to elect three directors of Prodigy. If the transaction is not completed, however, Prodigy's board will remain unchanged.


  Prodigy anticipates that it will complete the SBC transaction in the second quarter of 2000.

  The following table summarizes the ownership of Prodigy common stock immediately following the FlashNet merger and Prodigy's pending strategic transaction with SBC described under "Pending SBC Transaction." The table is based on the shares, options and warrants outstanding as of March 31, 2000 and assumes the exercise of all outstanding options and warrants as of that date.

                                                                        After
                                                                      FlashNet
                                                                     Merger and
                                           As of      After FlashNet     SBC
                                       March 31, 2000     Merger     Transaction
                                       -------------- -------------- -----------
Current Prodigy stockholders..........     100.0%          92.6%         56.0%
Former FlashNet shareholders..........       --             7.4%          4.5%
SBC...................................       --             --           39.5%
Total.................................     100.0%         100.0%        100.0%

                                  RISK FACTORS

  You should carefully consider the following risk factors before you decide whether to vote to approve and adopt the merger agreement. You should also consider the other information in this document.

Risks Relating to the Merger

 Prodigy's stock price is volatile and the value of the Prodigy common stock issued in the merger will depend on its market price at the time of the merger, and no adjustment will be made as a result of changes in the market price of Prodigy's common stock.

  The market price of Prodigy common stock, like that of the shares of many other high technology and Internet companies, has been and may continue to be volatile. For example, from February 11, 1999 to May 4, 2000, Prodigy common stock traded as high as $50.625 per share and as low as $8.25 per share.

  At the closing of the merger, holders of FlashNet common stock will exchange each of their shares for 0.35 share of Prodigy common stock. This exchange ratio will not be adjusted for changes in the market price of Prodigy common stock or of FlashNet common stock. In addition, neither Prodigy nor FlashNet may terminate or renegotiate the merger agreement, and FlashNet may not resolicit the vote of its shareholders solely because of changes in the market price of Prodigy common stock or of FlashNet common stock. Any reduction in Prodigy common stock price will result in you receiving less value in the merger at closing. You will not know the exact value of Prodigy common stock to be issued to you in the merger at the time of the special meeting of FlashNet shareholders.

 The complex process of integrating Prodigy and FlashNet may disrupt the business activities of Prodigy and affect employee morale, thus affecting Prodigy's ability to retain key employees.

  Integrating the operations and personnel of Prodigy and FlashNet will be a complex process, and Prodigy is uncertain that the integration will be completed rapidly or will achieve the anticipated benefits of the merger. Since FlashNet is located in Texas, it will be more difficult to retain employees of FlashNet if after the merger, some of the activities and management of FlashNet move from Texas to New York. The successful integration of Prodigy and FlashNet will require, among other things, integration of their finance, human resources and sales and marketing groups and coordination of development efforts. The diversion of the attention of Prodigy's management and any difficulties encountered in the process of combining the companies could cause the disruption of the business activities of Prodigy. Further, the process of combining Prodigy and FlashNet could negatively affect employee morale and the ability of Prodigy to retain some of its key employees after the merger.

 If the merger's benefits do not meet the expectations of financial or industry analysts, the market price of Prodigy common stock may decline.

  The market price of Prodigy common stock may decline as a result of the merger if:

  . Prodigy does not achieve the perceived benefits of the merger as rapidly as, or to the extent, anticipated by financial or industry analysts; or

  . the effect of the merger on Prodigy's financial results is not consistent with the expectations of financial or industry analysts.

 Failure to complete the merger may impede alternative mergers or alternative business combinations and may further result in FlashNet paying substantial termination fees to Prodigy. This failure may also dilute the value of FlashNet's stock, decrease its market price and cause FlashNet to nevertheless incur legal and accounting fees.

  If the merger is not completed for any reason, FlashNet may be subject to a number of material risks, including:

  . Prodigy may require FlashNet to pay a termination fee of $5,000,000 and/or reimburse Prodigy for expenses of up to $500,000;

  . FlashNet shareholders may experience dilutive effects to their stock ownership because Prodigy may exercise an option to acquire up to 19.9% of the outstanding shares of FlashNet common stock;

  . the market price of FlashNet common stock may decline to the extent that the current market price of FlashNet common stock reflects a market assumption that the merger will be completed; and

  . costs related to the merger, such as legal and accounting fees, must be paid even if the merger is not completed.

  If the merger is terminated and the FlashNet board of directors seeks another merger or business combination, you cannot be certain that FlashNet will be able to find a partner willing to pay an equivalent or more attractive price than the price Prodigy will pay in the merger. In addition, Prodigy's option to acquire up to 19.9% of the outstanding shares of FlashNet common stock, which may become exercisable upon termination of the merger agreement, may impede an alternative merger or business combination. You should read more about this stock option under "Related Agreements--Stock Option Agreement" on page 70.

 FlashNet's officers and directors may have been influenced to approve the merger because of their ownership of options to purchase FlashNet stock, their ownership as a group of a substantial interest in FlashNet, their possible receipt of significant severance packages or employment agreements and Prodigy's agreement to indemnify them against future liability. Also, two FlashNet directors may have been influenced by their ownership interest in Prodigy to support and approve the merger. There can be no assurance that FlashNet's officers and directors would have supported the merger absent these interests.

  The directors and officers of FlashNet participate in arrangements and have continuing indemnification against liabilities that provide them with interests in the merger that are different from, or in addition to, yours, including the following:

  . as of the date of this prospectus, the executive officers and directors of FlashNet owned stock options to purchase an aggregate of 432,946 shares of FlashNet common stock, all of which are vested;

  . directors and officers and their affiliates, who together own approximately 28% of the outstanding shares of FlashNet common stock as of December 31, 1999, have agreed to vote in favor of the merger;

  . several officers of FlashNet are entitled to benefits, including substantial severance packages, under their employment agreements with FlashNet if their employment is terminated upon FlashNet's change of control, such as the merger;

  . upon completion of the merger, Prodigy and FlashNet may enter into employment agreements with some executive officers of FlashNet;

  . Prodigy has agreed to cause the surviving corporation in the merger to indemnify present and former FlashNet officers and directors against liability arising out of their service as an officer or director. Prodigy will cause the surviving corporation to maintain officers' and directors' liability insurance to cover against this liability for the next six years; and

  . Mr. Thurburn, a FlashNet director, owns 1,000 shares of Prodigy common stock. In addition, subsequent to the November 5, 1999 meeting at which the merger was approved by the FlashNet board of directors, Global Undervalued Securities Fund, L.P., which is controlled by Mr. Kleinheinz, a FlashNet director, acquired Prodigy common stock. Global Undervalued Securities Fund owned 87,800 shares of Prodigy common stock on December 20, 1999 and 266,700 shares of Prodigy common stock on April 18, 2000.

  It is possible that these interests may have influenced members of the FlashNet board to vote to approve and support the merger agreement and the merger when they would not have if they did not have these interests. No committee of independent directors was appointed to consider the approval and recommendation of the merger. FlashNet cannot determine whether an independent board committee would have approved the merger. You should read more about these interests under "The Merger--Interests of Executive Officers and Directors of FlashNet in the Merger" on page 55.

 The merger may cause FlashNet to lose key personnel which could materially affect FlashNet's business and require FlashNet to incur substantial costs to recruit replacements for lost personnel.

  As a result of FlashNet's change in ownership, current and prospective FlashNet employees may experience uncertainty about their future roles with Prodigy. This uncertainty may adversely affect FlashNet's ability to attract and retain key management, sales, marketing and technical personnel. Any failure to attract and retain key personnel could have a material adverse effect on the business of FlashNet and Prodigy.

 Customers of Prodigy and FlashNet may terminate service as a result of concerns over future service offerings and integration support of current services following the merger.

  The announcement and closing of the merger could cause customers and potential customers of Prodigy and FlashNet to cancel service. In particular, customers could be concerned about future service offerings and integration support of current services. Subscriber cancellations could have a material adverse effect on the future revenues and competitive portion of Prodigy and FlashNet.

Risks Relating to Prodigy's Business

 Prodigy has yet to generate positive cash flows and has incurred significant losses and may incur losses in the future. If Prodigy does not achieve and sustain profitability, Prodigy's financial condition and stock price could decline.

  Prodigy cannot assure that it will achieve or sustain profitability. Since inception, Prodigy has incurred significant losses. The following table shows Prodigy's revenues and net losses during the three years ended December 31, 1997, 1998 and 1999:

                                            Year Ended December 31,
                                ------------------------------------------------
                                     1997           1998           1999
                                -------------- -------------- --------------
     Revenues.................. $134.2 million $136.1 million $189.0 million
     Net Losses................ $132.8 million $ 65.1 million $ 80.5 million

  At December 31, 1999, Prodigy had:

  .  an accumulated deficit of $373.3 million;

  .  a working capital deficit of $128.1 million;

  .  current liabilities of $179.9 million; and

  .  current assets of $51.8 million.

  As a result of these losses, Prodigy has never generated positive cash flow from operations and has relied on private and public sales of equity securities and borrowings to fund its operations. The following table shows Prodigy's negative cash flows from operations during the last three years.

              Year Ended December 31,
     ------------------------------------------
          1997          1998          1999
     -------------- ------------- -------------
     $114.0 million $68.0 million $40.1 million

  Prior to its acquisition by Prodigy on June 17, 1996, Prodigy's predecessor incurred significant net losses and sustained negative cash flow from operations that required continued funding by the predecessor's former owners, IBM and Sears. The funding totaled $1.3 billion as of June 16, 1996.

 Prodigy operates in a highly competitive market and faces significant competition from a variety of current and potential sources, including EarthLink and America Online, as well as companies that provide broadband services. Prodigy may also face additional competitive pressures from strategic alliances or consolidations among other Internet service providers. Many of Prodigy's current and future competitors have greater financial, marketing and technical resources. Thus, Prodigy may fail to compete effectively in its market.

  Prodigy's industry is intensely competitive and some of Prodigy's current and future competitors have substantially greater financial, marketing and technical resources than Prodigy. Increased competition could also adversely affect Prodigy's ability to develop new service offerings and interfere with Prodigy's efforts to maintain or grow its subscriber base. Prodigy cannot assure it will compete effectively. Increasing competition could have a material adverse effect on Prodigy's future revenues and liquidity.

  Prodigy's industry includes many significant participants, including:

  .  Internet service providers;

  .  proprietary online service providers;

  .  major international telecommunications companies;

  .  Internet-search services; and

  .  various other telecommunications companies.

  Prodigy also faces competition from companies that provide broadband service to households, including:

  .  local and long-distance telephone companies;

  .  cable television companies; and

  .  electric utility companies.

  Among the larger Internet service providers that Prodigy competes with are EarthLink, which has merged with MindSpring, Microsoft Network, AT&T WorldNet, MCI Internet, IBM Internet Connection, PSINet Inc., GTE Internetworking, and Concentric Network Corporation. Microsoft's ownership of the dominant PC operating system and the Microsoft Internet Explorer browser may give Microsoft Network competitive advantages, including distribution and marketing synergies. Prodigy also competes with America Online, which offers the America Online and CompuServe proprietary online services over closed networks and Internet access.

  Broadband technologies offer significantly faster Internet access than conventional modems. Broadband companies could include Internet access in their basic service packages, offer access for a nominal additional charge or prevent Prodigy from delivering Internet access through the cable or wire connections that these companies own.

  The federal Telecommunications Act of 1996 contains provisions that remove, or establish procedures for removing, restrictions on regional Bell operating companies and others that may permit them to engage directly in the Internet access business. This act also makes it possible for national long-distance carriers, such as AT&T, to offer local telephone service, which would permit these carriers to offer direct local Internet access. The federal Telecommunications Act and strategic alliances or consolidation among Internet service providers may result in additional competitive pressures.

 Prodigy may be subject to increasing pricing pressures due to increasing competition, the introduction of free service and unlimited usage plans and the elimination of most hourly access charges in the industry, which could result in lower revenues.

  Because of Prodigy's historically low operating margins, any decrease in revenues or increase in marketing expenses would diminish the likelihood of Prodigy becoming profitable. The introduction of free service and unlimited usage plans and the elimination of most hourly access charges by Internet service providers, as well as increasing competition in Prodigy's industry, have placed further pressure on Prodigy's revenues and profit margins.

 Subscriber cancellations are common in Prodigy's industry and the cost of acquiring and retaining new subscribers is high. A high rate of customer turnover may thus adversely affect future revenues.

  The failure to attract and retain subscribers to Prodigy's services, or an increase in or a failure to slow the rate of subscriber cancellations, would have a material adverse effect on Prodigy's future revenues. Prodigy's industry is characterized by a high rate of customer turnover. Customer acquisition expenses and the administrative expenses of enrolling and assisting new subscribers are substantial.

 Prodigy relies on Splitrock's network to carry Prodigy's subscriber traffic. Splitrock's failure to provide network servicer as required could damage Prodigy's business.

  Splitrock was formed in 1997 and has a limited operating history, and Prodigy currently is Splitrock's principal customer. The failure by Splitrock for any reason to provide network services as required, or any significant disruption in these services, whether for technical, operational or financial reasons, could adversely affect Prodigy's service quality, reputation and customer base.

 Telecommunications networks are subject to security problems, such as break-ins and viruses, and other network failures. The occurrence of a network problem could result in breach of confidentiality lawsuits, the loss of subscribers and substantial costs.

  Security problems represent an ongoing threat to the telecommunications networks used in Prodigy's business. Splitrock's network and Prodigy's data hosting center are potentially vulnerable to computer viruses, break-ins and similar disruptions that could lead to service interruptions. Break-ins could jeopardize the confidentiality of information stored or transmitted by Prodigy's customers. The security measures employed by Splitrock and Prodigy cannot assure complete protection from security problems. The occurrence of these problems may result in claims against Prodigy and could adversely affect it or its ability to attract and retain customers.

  Prodigy's operations are also dependent on the protection of Splitrock's network and its data hosting center against damage from fire, power loss, telecommunications failures and similar events. Technical problems and network failures can occur from time to time in the ordinary course of operating a telecommunications network. Prodigy's host configuration for Prodigy Internet is unique and, for cost reasons, has not been replicated off site. The occurrence of a natural disaster or other unanticipated problems in Splitrock's network or Prodigy's data hosting center, or the failure of telecommunications providers to provide required data communications capacity due to a natural disaster or for any other reason, could cause interruptions in Prodigy's services. These service interruptions could adversely affect Prodigy's business.

 Prodigy relies on third-party providers, including local phone companies, for essential business services. The inability or unwillingness of these companies to continue to provide telecommunications, customer service, billing and other services to Prodigy or to provide the services at reasonable prices could negatively affect Prodigy's business.

  In addition to its network arrangements with Splitrock, Prodigy has outsourced aspects of its content, customer service and billing functions to several providers. Outsourcing makes Prodigy reliant on third-party providers for critical functions. The failure of these providers to provide services as required, or any significant disruption of or deterioration in services, could require Prodigy to obtain alternative affiliates at a higher cost and result in customer cancellations.

  Prodigy also relies on local telephone and other companies to provide data communications capacity via local telecommunications lines and leased long-distance lines. The federal Telecommunications Act of 1996 is expected to lead to increased competition in the provision of local and other telephone service. However, Prodigy cannot predict the timing or extent of any developments or their effect on pricing or supply. Prodigy's suppliers and telecommunications carriers also sell or lease products and services to its competitors and possibly current or future competitors. Prodigy's suppliers and telecommunications carriers could enter into exclusive arrangements with its competitors or stop selling or leasing their products or services to Prodigy at commercially reasonable prices or at all.

 Carlos Slim Helu currently controls Prodigy. Mr. Slim can determine the outcome of all matters submitted to shareholders irrespective of the votes of other shareholders.

  Carlos Slim Helu can control the management and affairs of Prodigy and can currently determine the outcome of all matters submitted to a vote of Prodigy shareholders, including the election of all members of Prodigy's board of directors. Mr. Slim and members of his immediate family beneficially own a majority of the voting equity securities of Carso Global Telecom. Carso Global Telecom may be deemed to control Telmex through the shares of Telmex that it owns directly and indirectly. Mr. Slim is also chairman of the board of Carso Global Telecom and Telmex. Thus, Mr. Slim and members of his immediate family may be deemed to control Prodigy. The voting control of Mr. Slim could be used as a means or have the effect of delaying or preventing a change in control or acquisition of Prodigy.

 Carso Global Telecom, Telmex and Prodigy's directors have engaged in transactions that were not necessarily arms' length. Prodigy cannot assure that its directors will not act solely in the interest of Prodigy and its shareholders.

  Circumstances may arise in which the interests of Carso Global Telecom or Telmex, as shareholders, could conflict with the interests of the other shareholders of Prodigy. Carso Global Telecom and its affiliates have engaged in numerous transactions with Prodigy in the past that were not necessarily a result of arms'-length negotiations. For example, an affiliate of Carso Global Telecom provides Prodigy with a $130,000,000 revolving line of credit, and Telmex has committed to provide financing of up to $200,000,000 to fund Prodigy's operations through February 2001. Prodigy has outsourced its network operations to Splitrock, a company that is 30% owned by Carso Global Telecom. Carso Global Telecom and its affiliates may engage in additional related-party transactions with Prodigy in the future, and there can be no assurance these transactions will be on arms'-length terms. Samer F. Salameh, Prodigy's chairman of the board and chief executive officer, who formerly served on Splitrock's board of directors, holds stock options to purchase shares of Splitrock common stock. Mr. Salameh also serves as an advisor to the chief executive officer of Telmex. In addition to Mr. Salameh, Alfredo Sanchez, Arturo Elias and James M. Nakfoor, directors of Prodigy, are affiliated with Carso Global Telecom or Telmex, and Allen Craft, an executive officer and director of Prodigy, is employed by SBC. Mr. Salameh is married to Mr. Slim's niece, and Mr. Elias is married to Mr. Slim's daughter.

  The law requires Prodigy's directors to make all decisions in accordance with their fiduciary duties and in the best interests of Prodigy and its shareholders. Messrs. Salameh, Elias, Nakfoor and Sanchez, directors of Prodigy, owe similar duties to the other companies for which they serve as directors or officers or with which they are otherwise affiliated. Due to the nature of the potential conflicts of interest presented on an ongoing basis by these arrangements, and potential future arrangements, Prodigy cannot assure that the directors involved have acted or will act in a manner that takes into account solely the interests of Prodigy and its shareholders.

 Prodigy cannot fund its operations with the cash generated from its business and is seeking third-party financing to fund its operations. Additional financing may result in dilution to existing stockholders and additional operating restrictions.

  Prodigy is currently experiencing substantial negative cash flow each month and expects to continue to experience negative cash flow through 2000. Prodigy has approximately $21,100,000 of cash available at March 31, 2000. Telmex has committed to provide financing of up to $200,000,000 to fund Prodigy's operations through February 2001. In addition, Prodigy is in the process of seeking third party financing of $200,000,000 secured by the future service fees payable by contract subscribers to the Prodigy Internet service. Any additional equity financing may cause investors to experience dilution, and any additional debt financing may result in restrictions on Prodigy's operations.

 Enrollments from PC bundling are declining. If future enrollments from PC bundling are not fully replaced by enrollments from contract acquisition programs, Prodigy's financial condition may decline.

  Prodigy's financial condition may decline if it does not continue to increase its subscriber base. Historically, a majority of Prodigy Internet enrollments have arisen from bundling arrangements with PC manufacturers. In

1998, 44% of total enrollments to Prodigy Internet were obtained through PC bundling, including 32% from Prodigy's PC bundling relationship with Packard Bell/NEC. In 1999, the percentage of total enrollments to Prodigy Internet obtained through PC bundling declined to 15% but the percentage obtained through contract acquisition programs, in which Prodigy makes payments of up to $400 to major PC retailers who enroll subscribers to term subscriptions of at least one year, increased from zero in 1998 to 34%. Prodigy's contract acquisition program with Best Buy accounted for approximately 33% of total enrollments during 1999. Prodigy's contract acquisition program with Best Buy terminated on November 30, 1999, except in 32 stores where the program is still in effect. Prodigy has other, less significant, contract acquisition programs with other retailers and entered into an additional contract acquisition program in February 2000. Prodigy, however, cannot predict whether future contract acquisition programs will generate as many enrollments as in the past. The number of Prodigy Internet subscribers decreased from 1,138,000 at December 31, 1999 to 1,115,000 at March 31, 2000, primarily due to the termination of Prodigy's contract acquisition program with Best Buy on November 30, 1999.

 If Prodigy does not manage the integration of acquired companies successfully, it may not achieve the desired results of the acquisitions and may experience increased operating losses.

  As a part of its business strategy, Prodigy has completed several acquisitions to date and may enter into additional business combinations, acquisitions and strategic relationships. These transactions are typically accompanied by risks similar to those posed by the SBC transaction.

  Prodigy may not succeed in addressing these risks or any other problems encountered in connection with these potential business combinations and acquisitions potentially disrupting Prodigy's business and causing increased losses.

 Risks associated with the pending SBC transaction.

  Prodigy and SBC have agreed to establish the strategic relationship described below under the caption "Pending SBC Transaction." Completion of the SBC transaction is not a condition to completion of the FlashNet merger, and the SBC transaction may not be completed. If the SBC transaction is completed:

  . the dilution to existing investors may adversely affect the price of Prodigy's stock;

  . the change in ownership and management structure of Prodigy following the SBC transaction could make it more difficult for Prodigy to attract and retain key personnel and directors; and

  . the price of Prodigy's stock could decline if the effect of the SBC transaction on Prodigy's subscriber base and financial results does not meet the expectations of financial or industry analysts.

 Failure to complete the SBC transaction would adversely impact Prodigy's ability to become a leading provider of high speed DSL Internet access services and would adversely affect Prodigy's ability to increase its non-subscription revenue.

  Failure to complete the SBC transaction would mean that Prodigy would not acquire access to SBC's existing subscribers and would not have the benefit of the strategic and marketing agreement, under which SBC has committed to deliver an additional 1,200,000 subscribers and to market Prodigy Internet as its exclusive consumer service for the term of the agreement. As a result, the failure to complete the SBC transaction would adversely affect Prodigy's business and ability to become the leading provider of high speed DSL Internet access service.

 Prodigy's expansion strategy and future success depends on its ability to anticipate and adapt to new services and markets.

  Prodigy's business strategy includes the introduction of new services and entry into new markets. Prodigy may be unsuccessful in offering new services and entering new markets as planned. Prodigy's new services may not achieve market acceptance. In particular, Prodigy is:

  .  expanding its Web hosting activities and other Internet-based services;

  . expanding beyond its existing consumer market to include small and medium-sized businesses; and

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

  . targeting Internet services to Spanish-speaking and Hispanic customers in the United States.

Prodigy historically has focused on the consumer market and has only limited experience in developing and marketing services in these markets.

 Prodigy is subject to seasonality which causes Prodigy's quarterly results to fluctuate. If Prodigy's quarterly results fail to meet the expectations of public market analysts and investors, the market price of Prodigy's stock will decline.

  Although Prodigy's strategy of contracting with third parties to provide services such as network access, billing and customer service enables it to tie many variable costs to variable revenue sources, Prodigy bases its fixed expenses, in part, on its expectations of future revenues. If revenues are below expectations, Prodigy may be unable to reduce fixed costs proportionately, which may adversely effect its operating results.

  Prodigy experiences quarterly fluctuations in its operating results due to many factors, including:

  .  pricing changes;

  .  changes in the level of consumer spending during business cycles;

  .  the timing of introduction of new and enhanced services by Prodigy; and

  .  competitive factors.

  In addition, Prodigy historically has experienced seasonality in its business, with:

  . higher expenses during the last and first fiscal quarters, corresponding to the Christmas and post-Christmas selling season

  . lower timed usage revenues, meaning revenues from hourly usage charges, typically occurring during Prodigy's second and third fiscal quarters resulting from reduced usage of its services during the summer months.

  Accordingly, Prodigy believes that quarter-to-quarter comparisons of operating results may not be meaningful or indicative of future results.

 The failure to protect Prodigy's proprietary technology adequately would adversely affect Prodigy's competitive position.

  Failure to protect Prodigy's proprietary technology could adversely affect its competitive position. Prodigy attempts to protect its proprietary technology through copyright and trade secrets laws, employee and third-party confidentiality agreements and other methods. Prodigy grants customers a license to use its services under agreements that contain terms and conditions prohibiting unauthorized reproduction. Despite these precautions, unauthorized third parties may be able to copy portions of Prodigy's services or reverse engineer or obtain and use information Prodigy regards as proprietary.

 Prodigy's business plan requires it to continue to grow its subscriber base. If Prodigy is unable to manage growth effectively, its business could be harmed.

  Prodigy anticipates that the network assets and resources to be acquired upon the consummation of the SBC transaction and the FlashNet merger will alleviate the network performance deterioration which has accompanied the increase in Prodigy's subscriber base. The failure to close either the SBC transaction or the FlashNet merger in a timely fashion or at all or the failure to integrate the network assets and resources acquired through the SBC transaction and the FlashNet merger could adversely affect Prodigy's network performance, service quality, reputation and customer base.

  Prodigy's ability to exploit the market for its products and services and increase its subscriber base requires an effective planning and management process. Prodigy's ability to plan and manage effectively will require

Prodigy to continue to implement and improve its operational, financial and management information systems. Prodigy will also be required to attract and retain skilled managers and other personnel, including its current executive officers. These challenges are exacerbated during periods of rapid growth. For example, as Prodigy increased the number of billable Prodigy Internet subscribers by 87% from June 30, 1999 to December 31, 1999, network performance deteriorated and customer service costs increased. The network performance deterioration did not materially affect Prodigy's results of operations or significantly alter the services offered by Prodigy.

 If Prodigy is unable to attract and retain key personnel in an intensely competitive environment, its operations could be adversely affected.

  Competition for key personnel is intense, and there can be no assurance that Prodigy will be successful in attracting and retaining necessary personnel to maintain and support its business. Although Prodigy has entered into non-competition agreements with some executive officers, the agreements may not be enforceable. Prodigy does not maintain insurance on the lives of any of its officers or directors.

 Prodigy may not be able to complete proposed acquisitions, which could adversely affect Prodigy's competitive position.

  Prodigy's failure to expand its business through acquisitions may materially adversely affect its competitive position. Prodigy may be unable to identify, finance and complete acquisitions on acceptable terms. The Internet services industry is highly fragmented, consisting of more than 5,000 Internet service providers in the United States, and is expected to undergo substantial consolidation over the next few years.

 Prodigy depends on the continued use and expansion of the Internet.

  Prodigy's business and revenues depend on the continued use and expansion of the Internet. A decrease in the demand for Internet services or a reduction in the currently anticipated growth for Internet services could adversely affect Prodigy's future revenues and liquidity. Only recently has the commercial sector begun significant use of the Internet and, more recently still, have consumers begun using the Internet. Use of the Internet has grown dramatically, but Prodigy cannot assure the continued use and expansion of the Internet as a medium of communications and commerce.

 Prodigy's attraction and retention of customers depends on its ability to anticipate and adapt to rapidly changing technology and on the compatibility of its technology with technology of others.

  Prodigy's industry is characterized by rapid technological change resulting in dynamic customer demands and frequent new product and service introductions. As a result of these technological improvements, markets can change rapidly. Prodigy's future results will depend in part on its ability to make timely and cost-effective enhancements and additions to its services. For example, competitors have introduced, or announced plans to introduce, high-speed Internet access utilizing broadband technology through cable lines, integrated services digital network, or ISDN, telephone service and digital subscriber line, or DSL, telephone service. While Prodigy offers high-speed Internet access through DSL, Prodigy may not have sufficient resources to provide DSL access and to introduce new services that meet customer demands on a timely basis. Prodigy's new service introductions may not achieve market acceptance.

  Prodigy's ability to compete successfully is also dependent on the continued compatibility of its services with the technologies of others. Although Prodigy intends to support emerging standards in the market for Internet access, its products may not conform to new standards in a timely fashion. Services or technologies developed by others could render Prodigy's services or technology noncompetitive or obsolete.

 Changes in government regulation, which are likely in the rapidly evolving Internet-related industries, could adversely affect Prodigy's business.

  Internet access and online services are not subject to direct regulation in the United States. Changes in the regulatory environment relating to the telecommunications and media industry could adversely affect Prodigy's business, financial condition, results of operations or prospects. As the law in this area develops, Prodigy's potential liability for information available through its services could require Prodigy to implement measures to reduce its exposure to this liability. Regulation of the Internet and online services industry could result in increased telecommunications costs or competition for participants in the Internet industry, including Prodigy. Prodigy cannot predict whether, or to what extent, any new regulation will occur, or what effect any new regulation would have on it. Due to the increasing use of the Internet, additional laws may be adopted covering issues such as content, user privacy, pricing, libel, intellectual property protection and infringement and technology export and other controls.

Risks Relating to FlashNet's Business

 FlashNet has a history of losses and expects continued losses. If FlashNet does not achieve and sustain profitability, FlashNet's financial condition would be adversely affected and its stock price could suffer.

  FlashNet has incurred net losses of approximately $60.1 million from its inception, September 25, 1995, through December 31, 1995, $6.1 million for the year ended December 31, 1996, $11.7 million for the year ended December 31, 1997, $10.3 million for the year ended December 31, 1998 and $32.0 million for the year ended December 31, 1999. FlashNet's inability to conduct its operations on a profitable basis has contributed to declines in its stock price and any continuing inability to attain profitability likely will further depress its stock price. As of December 31, 1999, FlashNet had an accumulated deficit of approximately $62.9 million representing, in large part, the sum of its historical net losses. FlashNet has not achieved profitability in any quarterly or annual period, and it expects to continue to incur net losses for the foreseeable future. Although its revenues have grown in recent quarters, FlashNet cannot assure that it will be able to sustain these growth rates or that it will obtain sufficient revenues to achieve profitability. In addition, FlashNet expects that all of its costs and expenses will continue to increase in future periods, which could negatively affect its operating results. If FlashNet does achieve profitability, it cannot assure that it can sustain or increase profitability on a quarterly or annual basis in the future.

 FlashNet is a new company with a limited operating history, which may adversely affect FlashNet's ability to address the risks of its business and successfully compete in the Internet access market.

  FlashNet was incorporated in September 1995 and began offering Internet access to the public in November 1995. When making your decision on how to vote on the merger, you should consider the risks and difficulties FlashNet may encounter competing in the new and rapidly evolving Internet access market, especially given its limited operating history.

 FlashNet is unable to forecast its operating expenses based on its historical results. FlashNet's failure to accurately predict future revenues and adjust its expenditures and capital commitments accordingly could adversely affect its operating results and weaken its financial condition.

  As a result of its limited operating history, FlashNet cannot forecast its operating expenses based on its historical results. Accordingly, FlashNet establishes its expense levels in advance based in part on its projections of its future revenues. If FlashNet's actual revenues are less than its projected revenues, it may be unable to reduce expenses proportionately, which will negatively affect its operating results, cash flows and liquidity. FlashNet's revenues currently depend heavily on its ability to attract and retain subscribers who purchase Internet access on an annual basis. Its future revenues will likely include more business services revenues, which will depend on its ability to attract and retain business customers. Any failure to attract and retain business customers will adversely affect its anticipated operating results.

 FlashNet may encounter pricing pressure due to intense competition in its business, which may adversely affect its operating results and financial condition and therefore depress its stock price.

  FlashNet faces intense competition in conducting its business, and it expects this competition to increase. This level of competition can require FlashNet to reduce its prices, which in turn, decreases its revenues per customer. FlashNet's competitors include various other Internet access providers with much larger subscriber bases than FlashNet's. Furthermore, a number of its competitors offer a broader variety of business services and may have done so for longer periods of time. Every local market FlashNet has entered or intends to enter is served by multiple Internet access providers. FlashNet's current and prospective competitors include many large companies, some of which are better known than FlashNet and may have greater financial, technical and marketing resources than it does.

  As a result of increased competition in its industry, FlashNet expects to encounter significant pricing pressure. FlashNet cannot be certain that it will be able to offset the effects of any required price reductions through an increase in the number of its subscribers, higher revenues from its business services, cost reductions or otherwise, or that it will have the resources to continue to compete successfully. You should read "FlashNet's Business-- Competition" for a more complete discussion on the competitive factors and competitors in FlashNet's industry.

 Because FlashNet's business is new and rapidly evolving, FlashNet's financial results are subject to significant fluctuations. If FlashNet's quarterly results fail to meet expectations of public market analysts and investors, the market price of FlashNet common stock will decline.

  FlashNet expects that its revenues and operating results may fluctuate significantly from quarter to quarter. These fluctuations can adversely affect FlashNet's stock price. A number of factors are likely to cause these fluctuations, including:

  .  the rate of new subscriber acquisitions;

  .  subscriber retention;

  .  changes in its pricing policies or those of its competitors;

  . capital expenditures and other costs relating to the expansion of its operations;

  . the timing of new product and service announcements by it or its competitors;

  . market acceptance of new and enhanced versions of its products and services;

  .  personnel changes;

  .  the introduction of alternative technologies;

  .  the effect of potential acquisitions; and

  .  increased competition in its markets.

 If the merger does not occur, FlashNet must obtain additional capital to continue to fund its operations and growth. FlashNet may not obtain this additional capital on acceptable terms, or at all. Any failure to raise capital for its business would render FlashNet unable to grow its business, and as a result, adversely affect its stock price.

  As of April 10, 2000, FlashNet had cash and cash equivalents of approximately $1.0 million. During the past several months, FlashNet has, with the assistance of financial advisors, explored various capital raising and strategic partnering alternatives to fund its operations and growth. Based on these activities, management of FlashNet believes that, at the present time, FlashNet is unable to obtain, on reasonable terms, sufficient financing to achieve continued revenue growth. If the merger does not occur and alternative sources of financing are insufficient or do not become available on acceptable terms, FlashNet must modify its growth and operating plans in accordance with the extent of available financing, if any, and must attempt to attain profitability in its existing geographic markets.

 If FlashNet's third-party suppliers and telecommunications carriers discontinue doing business with it, it may be unable to find adequate replacements. The failure to maintain supplier relationships with telecommunications carriers would significantly impair FlashNet's ability to provide Internet access services and could lead to loss of customers.

  FlashNet depends on third-party suppliers of hardware components and telecommunications carriers to provide equipment and networking services. FlashNet cannot assure that its suppliers and telecommunications carriers will continue to sell or lease their products and services to it at commercially reasonable prices or at all. Difficulties in developing alternative sources of supply, if required, could adversely affect FlashNet's business, future financial condition or operating results. Moreover, failure of FlashNet's telecommunications providers to provide the data communications capacity required by it for any reason could cause interruptions in its ability to provide access services to its customers, which may result in subscriber cancellations and adversely affect its future revenues. It currently acquires hardware components used in its network system from one or two sources, including servers manufactured by Sun Microsystems, modems manufactured by Ascend Communications and 3Com and high performance routers, which are devices that receive and transmit data between different networks, manufactured by Cisco Systems. FlashNet currently relies on a few local telephone companies and others, such as PSINet and Level 3 Communications, to lease to it data communications capacity via local telecommunications lines and leased long distance lines. In addition, suppliers and telecommunications carriers also sell or lease products and services to FlashNet's competitors and may be, or in the future may become, competitors.

 If FlashNet fails to continue to expand its network infrastructure to meet additional demand or changing subscriber requirements, FlashNet's subscriber base may decline, which would reduce its revenues and impair its financial condition.

  FlashNet's network infrastructure is composed of a complex system of routers, switches, transmission lines and other hardware used to provide its subscribers with Internet access and other services. Capacity constraints within FlashNet's network and those of its suppliers have occurred in the past and will likely occur in the future. If FlashNet fails to provide its customers with the requisite network capacity to enable them to readily access the Internet, its subscribers will experience a general slow-down in their Internet access which may harm its relationships with them and may result in cancellations or non-renewals of FlashNet Internet access service. Capacity constraints also may prevent subscribers from gaining access to a particular point of presence or may inhibit a subscriber from connecting to system-wide services such as e-mail and news group services. FlashNet will have to expand its network infrastructure as the number of subscribers and the amount and type of information they wish to transmit over the Internet increases. This expansion of its network infrastructure will require substantial resources. FlashNet cannot assure that it will expand its network infrastructure to meet additional demand or changing subscriber requirements on a timely basis and at a commercially reasonable cost, or at all.

 Disruptions of FlashNet's services due to system failure could result in subscriber cancellations.

  A significant portion of FlashNet's computer equipment, including critical equipment dedicated to its Internet access services, is presently located at a single facility in Fort Worth, Texas. The occurrence of a natural disaster, the failure of one of its systems or the occurrence of other unanticipated problems at its headquarters or at one of its primary points of presence could cause interruptions in its services. Extensive or multiple interruptions in providing customers with Internet access are a primary reason for customer decisions to cancel the use of access services. Accordingly, any disruption of FlashNet's services due to system failure could result in subscriber cancellations and adversely affect its future revenues.

 If FlashNet does not adapt to technology trends and evolving industry standards, it will cease to remain competitive in its markets and will fail to attract new customers or retain its existing customers.

  FlashNet's market is susceptible to rapid changes due to technology innovation, evolving industry standards, changes in subscriber needs and frequent new service and product introductions. FlashNet must use leading technologies effectively, continue to develop its technical expertise and enhance its existing services on a timely basis to compete successfully in this industry. Any inability to compete effectively likely would result in FlashNet being unable to attract new customers or retain its existing customers.

  Recently, several competitors have introduced, or announced plans to introduce, high-speed Internet access utilizing broadband applications such as cable modems, telephone service and digital subscriber line service.

These devices transmit data at substantially faster speeds than the modems currently used by FlashNet and its subscribers. FlashNet may need to develop new technologies or modify its existing technology to accommodate these developments and remain competitive. Its pursuit of these technological advances may require substantial time and expense, and FlashNet cannot assure that it will succeed in adapting its Internet access services business to alternative access devices and conduits.

  FlashNet's ability to compete successfully also depends on the continued compatibility and interoperability of its services with products and systems sold by various third parties. Although FlashNet intends to support emerging standards in the market for Internet access and enhanced business services if the merger does not occur, it cannot assure that industry standards will be established or, if they become established, that FlashNet will conform to these new standards in a timely fashion and maintain a competitive position in the market.

 If Internet usage does not continue to grow, FlashNet may not be able to continue its business plan and grow its business.

  Widespread use of the Internet is a relatively recent phenomenon. FlashNet's future success substantially depends on continued growth in the use of the Internet and the continued development of the Internet as a viable commercial medium. FlashNet cannot assure that Internet usage will continue to grow as it has in the past or that extensive Internet content will continue to be developed and continue to be accessible for free or at nominal cost to Internet users. If the use of the Internet does not continue to grow or if it evolves in a way that FlashNet cannot address, FlashNet may be unable to continue the execution of its business plan and grow its business which could materially and adversely affect its future revenues and liquidity.

 FlashNet faces the uncertainty of subscriber retention. Failure to retain subscribers could reduce FlashNet's future revenues.

  FlashNet's sales, marketing and other costs of acquiring new subscribers are substantial relative to the monthly fees derived from these subscribers. Accordingly, it believes that its long-term success depends largely on its ability to retain its existing subscribers, while continuing to attract new subscribers. Any decline in subscriber retention rates could have a material adverse effect on FlashNet's business plan, future revenues and liquidity. FlashNet believes that intense competition from its competitors, some of which offer free service or other enticements for new subscribers, has caused, and may continue to cause, some of its subscribers to switch to its competitors' services. In addition, some new subscribers use the Internet only as a novelty and do not become consistent users of Internet services and, therefore, may be more likely to discontinue their service. These factors adversely affect FlashNet's subscriber retention rates.

 FlashNet's operating plans depend on the acceptance of its business services. Any failure by FlashNet to increase sales of its business services could materially reduce its anticipated future revenues.

  FlashNet's operating plans are based in part on its strategy to increase sales of its business services to corporate customers. This strategy will depend significantly on the successful development, introduction, expansion and market acceptance of its business services offerings. FlashNet cannot assure that additional corporate customers will purchase its business services offerings or that it will successfully meet customer needs or expectations.

 If FlashNet is unable to attract and retain qualified sales personnel for its corporate sales program, it may not attract or obtain new customers.

  As part of its corporate sales program, FlashNet is beginning to deploy a geographically dispersed sales force that will be primarily responsible for attracting and retaining commercial customers for its business services. Any failure by FlashNet to increase sales of its business services could materially reduce its anticipated future revenues. FlashNet's future success in the business services arena depends on its ability to market successfully to corporate clients in an environment that is increasingly competitive. FlashNet may not attract and retain qualified sales managers or other sales people, which is necessary for this type of marketing approach.

 If FlashNet is unable to recruit independent sales representatives, it may not continue its network marketing program to recruit subscribers.

  FlashNet employs a network marketing program that uses independent representatives to sell its Internet access services and to recruit other independent representatives to sell these services. This program is an important aspect of FlashNet's sales and marketing efforts to expand its customer base and grow its revenues. Independent representatives are paid commissions by FlashNet for their sales of access service plans, as well as for sales made by those they recruit into the program. The success of its network marketing program depends on its ability to attract, retain and motivate a large base of independent representatives, who, in turn, are expected to recruit both subscribers for its services as well as other independent sales representatives. FlashNet has experienced significant turnover among independent representatives. To date, this turnover has not materially impacted FlashNet's results of operations. However, as the overall number of independent representatives increases, FlashNet could become more dependent on these representatives for its future growth. In order to maintain or increase the overall number of its independent representatives, existing representatives must continually recruit new independent representatives. The following could adversely affect FlashNet's ability to attract and retain independent representatives:

  . the level of support services it provides to its independent representatives;

  .  the availability of competing network marketing opportunities; and

  .  adverse trends regarding Internet usage.

 State and federal government regulation could require FlashNet to change its business, which could adversely affect its ability to compete or result in the loss of subscribers for its services.

  FlashNet provides Internet access and business services, in part, using telecommunications services provided by carriers that are subject to the jurisdiction of state and federal regulators. Due to the increasing popularity and use of the Internet, state and federal regulators may adopt additional laws and regulations relating to content, user privacy, pricing and copyright infringement. The enactment of laws or regulations restricting the use of the Internet could cause subscribers to cease their use of the Internet or otherwise affect FlashNet's ability to compete. FlashNet cannot predict the impact, if any, that future regulation or regulatory changes may have on its business. You should read "FlashNet's Business--Government Regulation" for a more detailed discussion of the government regulation to which FlashNet may be subject.

 FlashNet faces a potential cash shortfall if its growth rate slows which would impair its financial condition and could depress its stock price.

  The majority of FlashNet's sales are to customers who prepay for one year of service. FlashNet applies all of the proceeds from these prepayments to acquire more equipment, purchase advertising, meet current obligations and fund operating deficits. It does not set aside proceeds as capital reserves to reimburse subscribers who may decide to discontinue their service before their prepaid term expires. As a result, FlashNet's financial condition is dependent on an increasing number of new customers in the current year and beyond and any slow down in its growth rate would impair its financial condition and could depress its stock price. In 1997 and 1998, FlashNet raised capital through third-party sources due in part to a decline in its rate of new subscriber growth. Any continued or future decline in the rate of growth of new subscribers, or any unanticipated increase in the rate of subscriber reimbursements, could force FlashNet to raise additional capital to support its operations by selling equity securities or incurring additional debt. Based on its recent exploration of financing alternatives, FlashNet management believes that, at the present time, FlashNet cannot raise sufficient capital on reasonable terms to continue to finance its operations and grow its business. Since September 30, 1999, FlashNet has curtailed aspects of its sales and marketing efforts which has resulted in slowed customer growth and a decrease in cash receipts. Accordingly, if the merger does not occur on a timely basis, FlashNet will need to raise capital to support its operations. As of April 10, 2000, FlashNet had cash and cash equivalents of approximately $1.0 million.

 FlashNet depends on the protection of its proprietary rights. The failure to protect its proprietary rights could compromise FlashNet's competitive position.

  FlashNet relies on a combination of copyright, trademark and trade secret laws to protect its proprietary rights. FlashNet cannot assure that the steps it has taken will be adequate to prevent the misappropriation of its technology or that third parties, including competitors, will not independently develop technologies that are substantially equivalent or superior to its proprietary technology. The failure to protect its proprietary rights could compromise FlashNet's competitive position.

  FlashNet has obtained from various software manufacturers either licenses or permission to use the software that it bundles in its client-side software product for subscribers and for the software used internally in its Internet services. Although it believes that these products do not infringe the proprietary rights of any third parties, third parties could assert infringement claims against FlashNet in the future. The defense of these claims would require FlashNet to incur substantial costs and would divert management's attention and resources to defend against any claims relating to proprietary rights, which could materially and adversely affect FlashNet's liquidity and operations. Parties making these claims could secure a judgment awarding them substantial damages, as well as injunctive or equitable relief that could effectively block FlashNet's ability to sell its services. This outcome could adversely affect FlashNet's business, financial condition and operating results. If a claim relating to proprietary technology or information is asserted against FlashNet, it may seek licenses to use such intellectual property. FlashNet cannot assure, however, that it can obtain licenses on acceptable terms, if at all.

 FlashNet could face losses and potential liability if intrusions, viruses or similar disruptions to its network or computer systems impede its service or jeopardize its confidential information or that of its subscribers.

  Although FlashNet has implemented, and will continue to implement, security measures, its network and computer systems are vulnerable to intrusions, computer viruses or similar disruptive problems caused by, or transmitted through, its subscribers or other Internet users. Computer viruses or similar disruptions could lead to interruptions, delays or cessation in service to FlashNet's subscribers. Inappropriate use of the Internet by third parties could also potentially jeopardize the security of confidential information stored in FlashNet's computer systems or those of its subscribers, which may cause losses to either it or its subscribers. The potential that this can occur may deter persons from subscribing to FlashNet's services. Alleviating problems caused by computer viruses or other breaches of security likely would cause interruptions, delays or cessation in service to FlashNet's subscribers, which could have a material adverse effect on FlashNet's business and operations. In addition, FlashNet expects that its subscribers will increasingly use the Internet for commercial transactions. Any network malfunction or security breach could cause these transactions to be delayed, not completed, or completed with compromised security. It is possible that subscribers or others could assert claims of liability against FlashNet as a result of this failure. Furthermore, until more comprehensive security technologies are developed, the security and privacy concerns of existing and potential subscribers may inhibit the growth of the Internet service industry in general, and FlashNet's subscriber base and revenues, in particular.

 FlashNet faces potential liability for material transmitted through its network or retrieved through its services which could cause it to pay damages and thereby impair its financial condition.

  The law relating to the liability of Internet access and business services providers for information carried on or disseminated through their networks is unsettled. As the law in this area develops, FlashNet may need to expend substantial resources or discontinue services to reduce its exposure to the potential imposition of liability for information carried on and disseminated through its network. Any costs that FlashNet incurs as a result of contesting these claims or the consequent imposition of liability could materially and adversely affect its liquidity and impair its financial condition. In addition, the federal Telecommunications Act of 1996 imposes fines on any entity that knowingly permits any telecommunications facility under its control to be used to make obscene or indecent material available to minors via an interactive computer service. FlashNet cannot predict whether any claim under this statute or other laws will be asserted against it, or if asserted, whether it will be successful.

  In addition, because materials may be downloaded by users of FlashNet's services and subsequently distributed to others, persons may potentially make claims against FlashNet for defamation, negligence, copyright or trademark infringement, personal injury or other causes of action based on the nature, content, publication and distribution of these materials. FlashNet also could be exposed to liability with respect to the offering of third-party content that may be accessible through its services, including links to Web sites maintained by its subscribers or other third parties, or posted directly to its Web site, and subsequently retrieved by a third party through its services. It is also possible that if any third-party content provided through FlashNet's services contains errors, third parties who access this material could make claims against FlashNet for losses incurred in reliance on the information. FlashNet also offers e-mail services, which exposes it to other potential risks, such as liabilities or claims resulting from unsolicited e-mail, lost or misdirected messages, illegal or fraudulent use of e-mail or interruptions or delays in e-mail service. These claims, with or without merit, likely would divert management's time and attention and result in significant costs to investigate and defend.

 Residual Year 2000 problems may require FlashNet to incur significant unanticipated expenses or expose FlashNet to claims of losses incurred by its users.

  Prior to January 1, 2000, there was a great deal of concern regarding the ability of computers to adequately identify and distinguish 21st century dates from 20th century dates. Confusion of dates may bring about system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar business activities. Most reports to date are that computer systems are functioning properly and that compliance and remediation work effected prior to January 1, 2000 was effective to prevent any problems. Computer experts have warned, however, that there may be residual Year 2000 problems. FlashNet currently believes that its computer systems are Year 2000 compliant. Many of FlashNet's customers maintain their Internet operations on commercially available operating systems, which may be impacted by Year 2000 complications. In addition, FlashNet relies on third-party vendors for telecommunications and information systems equipment and software included within its services. Residual year 2000 problems with FlashNet's internal computer systems or of third-party equipment or software could require FlashNet to incur significant unanticipated expenses to remedy any problems and could expose FlashNet to claims for losses incurred by its users due to Year 2000 complications. The defense of these claims, with or without merit, could require FlashNet to incur substantial costs and would divert management's time and attention, which could have a material adverse effect on FlashNet's operations and financial condition.

Cautionary Statement Concerning Forward-Looking Statements

  Prodigy and FlashNet believe this proxy statement/prospectus contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of management of Prodigy and FlashNet, based on information currently available to each company's management. When we use words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "should," "likely" or similar expressions, we are making forward-looking statements. Forward-looking statements include the information concerning possible or assumed future results of operations of Prodigy or FlashNet set forth under:

     "Summary," "Selected Historical Condensed and Unaudited Pro Forma Financial Information," "Risk Factors," "The Merger--Background of the Merger," "The Merger--Prodigy's Reasons for the Merger," "The Merger-- FlashNet's Reasons for the Merger; Recommendation of the FlashNet Board of Directors," "The Merger--Opinion of FlashNet's Financial Advisor," "Prodigy's Business," "Pending SBC Transaction," "Prodigy Management's Discussion and Analysis of Financial Condition and Results of Operations," "FlashNet's Business," "FlashNet Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Condensed Combined Financial Statements."

  Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and shareholder values of Prodigy or FlashNet may differ materially from those expressed in the forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. Shareholders are cautioned not to put undue reliance on any forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

  The factors discussed under "Risk Factors" that may affect future performance and the accuracy of forward-looking statements is illustrative, but by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

                   SELECTED HISTORICAL CONDENSED CONSOLIDATED
                             FINANCIAL INFORMATION

  The following data contains selected consolidated financial information and other data for Prodigy and its predecessor business, Prodigy Services Company. The selected consolidated financial data for Prodigy for each of the years 1995-1999 has been derived from Prodigy's annual consolidated financial statements, including the consolidated balance sheets at December 31, 1998 and 1999 and the related consolidated statements of operations and of cash flows for the three years ended December 31, 1999 and accompanying notes appearing elsewhere in this document.

  Please read this information in conjunction with "Prodigy Management's Discussion and Analysis of Financial Condition and Results of Operations" and Prodigy's consolidated financial statements and accompanying notes included elsewhere in this document.

  Selected Historical Condensed Consolidated Financial Information of Prodigy (in millions, except number of billable subscribers and per share information)

                                                   Year Ended
                                                  December 31,
                                    --------------------------------------------
                                    1995(1)(4) 1996(4)   1997     1998   1999(2)
                                    ---------- -------  -------  ------  -------
Consolidated Statement of
 Operations Data:
Revenues
 Internet and online service
  revenues........................             $ 90.7   $ 128.3  $128.9  $169.8
 Other............................                8.2       5.9     7.2    19.2
                                      ------   ------   -------  ------  ------
 Total Revenues...................               98.9     134.2   136.1   189.0
Operating costs and expenses
 Costs of revenue.................    $  0.1     66.3      92.0    93.3   102.2
 Sales and marketing..............               20.7      59.6    41.7    58.9
 Product development..............                4.8      11.4    10.9    12.3
 General and administrative.......       3.0     49.8      56.3    44.6    61.7
 Depreciation and amortization....               12.3      21.4    16.1    21.8
 Amortization of subscriber
  acquisition costs...............                                         20.4
 Acquired incomplete technology...               20.9
 Restructuring and other special
  costs...........................                3.1       9.9
 Write-down of assets held for
  sale............................                          2.4
 Loss on sale of cellular assets..                          0.8
                                      ------   ------   -------  ------  ------
 Total operating costs and
  expenses........................       3.1    177.9     253.8   206.6   277.3
                                      ------   ------   -------  ------  ------
  Operating loss..................      (3.1)   (79.0)   (119.6)  (70.5)  (88.3)
(Loss) on equity investment in
 joint venture....................               (0.5)    (12.1)
Gain on asset sale................                                  5.2
(Write-down) recovery of equity
 investments......................               (9.1)      0.3
Interest (expense) income, net....               (2.2)     (1.4)    0.2     2.3
Gain on sale of equity
 investment.......................                                          3.3
Gain on settlement of note
 receivable.......................                                          0.5
Gain on settlement of note
 payable..........................                                          1.7
                                      ------   ------   -------  ------  ------
  Net Loss........................    $ (3.1)  $(90.8)  $(132.8) $(65.1) $(80.5)
                                      ======   ======   =======  ======  ======
Net loss per common share:
 Basic and diluted................    $(0.37)  $(8.76)  $ (7.66) $(1.60) $(1.34)
                                      ======   ======   =======  ======  ======
Weighted average number of common
 and common equivalent shares
 outstanding:
 Basic and diluted................       8.4     10.4      17.3    40.7    60.0
                                      ======   ======   =======  ======  ======

                                                 Year Ended
                                                December 31,
                                -----------------------------------------------
                                 1995(1)    1996     1997     1998     1999(2)
                                ---------- -------  -------  -------  ---------
Other Data:
Prodigy Internet billable
 subscribers at period end....               7,000  221,000  505,000  1,138,000
Prodigy Classic billable
 subscribers at period end....             780,000  392,000  166,000        --
Internet subscribers managed..                                          364,000
                                  -----    -------  -------  -------  ---------
Total managed subscribers at
 period end...................        0    787,000  613,000  671,000  1,502,000
                                  =====    =======  =======  =======  =========
Prodigy Internet revenue......             $   0.1  $  29.5  $  80.7  $   154.2
Prodigy Classic revenue.......                90.6     98.8     48.2       15.6
EBITDA (3)....................    $(3.1)     (76.2)  (110.0)   (49.7)     (40.5)
Other Cash Flow Data:
Net cash used in operating
 activities...................     (2.4)     (35.3)  (114.0)   (68.0)     (40.1)
Net cash used in investing
 activities...................     (1.4)     (47.9)   (15.3)     2.6     (212.6)
Net cash provided by financing
 activities...................      4.0      104.1    120.4     65.2      276.0
                                                December 31,
                                -----------------------------------------------
                                1995(1)(4) 1996(4)   1997     1998     1999(2)
                                ---------- -------  -------  -------  ---------
Consolidated Balance Sheet
 Data:
Working capital ..............    $(0.3)   $ (54.8) $ (48.5) $ (33.6) $  (128.1)
Total assets..................      2.5      126.6     93.5     78.3      346.0
Long-term debt................      1.6       56.0     10.0      --         1.0
Contingent Convertible Notes
 (included in stockholders'
 equity (deficit))............      --        30.5     30.5     30.5        --
Stockholders' equity
 (deficit)....................      0.0      (11.5)    17.7     29.8      165.1

--------
(1) International Wireless Incorporated was incorporated in May 1994 to evaluate and develop cellular telephone systems and Internet access and online services in Africa. In June 1996, Prodigy was formed under the name Prodigy, Inc. as a new holding company to acquire Prodigy Services Company and to hold International Wireless and the other communications interests of International Wireless. On June 17, 1996, Prodigy completed the acquisition of Prodigy Services Company. The acquisition was accounted for under the purchase method of accounting. Accordingly, the results of operations of Prodigy Services Company are included in Prodigy's consolidated results of operations from the date of acquisition. In January 1997, Prodigy sold its cellular telephone assets and operations. Subsequently, Prodigy decided to sell and wind-down its remaining international operations in Africa and China.
(2) On October 5, 1999, Prodigy acquired the BizOnThe.Net Web hosting business of U.S. Republic Communications, Inc., an indirect majority owned subsidiary of VarTec, including the subscribers of the BizOnThe.Net Web hosting business. At the closing, Prodigy repaid a $9 million loan from VarTec to U.S. Republic and issued 2,840,993 shares of Prodigy common stock to U.S. Republic.
  The acquisition of BizOnThe.Net has been accounted for under the purchase method of accounting and, accordingly, the results of operations of BizOnThe.Net are included in Prodigy's consolidated results of operations from the date of acquisition. The cost to acquire BizOnThe.Net was allocated to the assets acquired and liabilities assumed based on their respective fair values with the excess allocated to goodwill. Based on the value of the 2,840,993 shares of common stock currently issued in connection with the BizOnThe.Net acquisition and the $9 million cash used to repay the loan, the total purchase price was approximately $58 million.
(3) Earnings before interest, taxes, depreciation and amortization is a commonly used measure for operating performance of Internet service providers, and also provides additional information to assist investors in determining Prodigy's liquidity. Earnings before interest, taxes, depreciation and amortization is not an accounting measure under generally accepted accounting principles, is not necessarily indicative of operating income or cash flows from operations as determined under these principles and may not be comparable to similarly titled measures reported by other companies.

(4) Selected Historical Condensed Consolidated Financial Information of Prodigy
                                Services Company
                                 (in millions)

                                                                     Period from
                                                                     January 1,
                                                         Year Ended    1996 to
                                                        December 31,  June 16,
                                                            1995        1996
                                                        ------------ -----------
Consolidated Statement of Operations Data:
 Online service revenues...............................    $230.6      $ 98.2
 Other.................................................      12.8         8.9
                                                           ------      ------
 Total revenues........................................     243.4       107.1
                                                           ------      ------
 Net loss..............................................    $(34.6)     $(62.9)
                                                           ======      ======

                                                                    December 31,
                                                                        1995
                                                                    ------------
Consolidated Balance Sheet Data:
 Working capital (deficit).........................................    $(36.4)
 Total assets......................................................      84.7
 Long-term debt....................................................      16.4
 Partners' capital (deficit).......................................       9.8

  Selected Historical Condensed Consolidated Financial Information Of FlashNet
                     (in thousands, except per share data)

  Please read the following selected consolidated financial data of FlashNet in conjunction with "FlashNet's Management's Discussion and Analysis of Financial Condition and Results of Operations" and FlashNet's consolidated financial statements and accompanying notes included elsewhere in this document. The statement of operations data for the years ended December 31, 1997, 1998 and 1999, and the balance sheet data at December 31, 1998 and 1999 are derived from FlashNet's audited consolidated financial statements included elsewhere in this proxy statement/prospectus. The statement of operations data for the period ended December 31, 1995 and the year ended December 31, 1996 and the balance sheet data at December 31, 1995, 1996 and 1997 are derived from audited financial statements not included in this document.

                             Period from
                          September 25, 1995
                             (inception)             Year Ended December 31,
                           through December  -------------------------------------------
                               31, 1995        1996       1997       1998        1999
                          ------------------ ---------  ---------  ---------  ----------
Statement of Operations
 Data:
Revenues:
Consumer access
 services...............      $      19      $   2,286  $  11,942  $  21,979  $   31,104
Business services.......            --              53        571      1,597       2,079
Shipping revenues.......            --             --         --         --        2,374
Set-up fees and other...             15          1,315      5,024      3,316       4,694
                              ---------      ---------  ---------  ---------  ----------
Total revenues..........             34          3,654     17,537     26,892      40,251
Operating costs and
 expenses:
Cost of services........             28          2,348      8,215     11,797      19,909
Cost of shipping........            --             --         --         --        1,995
Cost of other revenues..              4            473        799        349       1,973
Sales and marketing.....             32          4,329     10,300      8,202      20,967
General and
 administrative.........             74          1,039      3,453      5,268      10,330
Operations and customer
 support................            --             830      3,683      6,016      10,453
Depreciation and
 amortization...........              3            545      2,061      3,069       5,094
                              ---------      ---------  ---------  ---------  ----------
Total expenses..........            141          9,564     28,511     34,701      70,721
                              ---------      ---------  ---------  ---------  ----------
Loss from operations....           (107)        (5,910)   (10,974)    (7,809)    (30,470)
Interest (expense)
 income, net............            --            (144)      (714)    (2,456)         97
                              ---------      ---------  ---------  ---------  ----------
Loss before
 extraordinary item.....           (107)        (6,054)   (11,688)   (10,265)    (30,373)
Extraordinary item --
 Loss on early
 extinguishment of
 debt...................            --             --         --         --       (1,656)
                              ---------      ---------  ---------  ---------  ----------
Net loss................           (107)        (6,054)   (11,688)   (10,265)    (32,029)
Accretion on redeemable
 preferred stock........            --             --         --      (2,741)        (48)
                              ---------      ---------  ---------  ---------  ----------
Net loss attributable to
 common shareholders....      $    (107)     $  (6,054) $ (11,688) $ (13,006) $  (32,077)
                              =========      =========  =========  =========  ==========
Net loss per common
 share -- basic and
 diluted
Loss before
 extraordinary item.....      $   (0.03)     $   (1.15) $   (2.15) $   (2.36) $    (2.46)
Extraordinary item......            --             --         --         --        (0.13)
                              ---------      ---------  ---------  ---------  ----------
Basic and diluted net
 loss per share.........      $   (0.03)     $   (1.15) $   (2.15) $   (2.36) $    (2.59)
                              =========      =========  =========  =========  ==========
Shares used in computing
 basic and diluted net
 loss per share.........      3,527,000      5,266,000  5,449,000  5,505,000  12,370,000

                                                   December 31,
                                        --------------------------------------
                                        1995   1996    1997     1998     1999
                                        ----  ------  -------  -------  ------
Balance Sheet Data:
Cash and cash equivalents.............. $25   $  137  $ 1,570  $ 1,038  $7,045
Total assets........................... 175    5,887   11,000    9,733  39,585
Working capital........................ (41)  (7,113) (16,835) (22,757) (8.816)
Total debt............................. --     4,672    6,766    6,896   9,539
Redeemable preferred stock............. --       --       --     7,911     --
Total shareholders' equity (deficit)...  51   (5,275) (13,436) (23,707)  9,656

                             Period from
                         September 25, 1995       Year Ended December 31,
                         (inception) through -------------------------------------
                          December 31, 1995   1996      1997      1998      1999
                         ------------------- -------  --------  --------  --------
Operating Data:
EBITDA(1)...............        $(104)       $(5,365) $ (8,913) $ (4,740) $(23,839)
Cash flow provided
 (used) by:
Operating activities....        $ (38)       $   412  $  1,342  $ (5,229) $(34,913)
Investing activities....        $ (82)       $(1,038) $ (4,461) $ (1,445) $ (6,244)
Financing activities....        $ 145        $   739  $  4,551  $  6,142  $ 47,164
Subscribers(2)..........          200         47,361   152,022   172,472   234,914
Independent sales
 representatives in
 FlashNet's network
 marketing program(2)...          --             --      1,885     5,424     8,226

--------
(1) Earnings before interest, tax, depreciation and amortization (EBITDA) consists of net loss before extraordinary item, provisions for net interest expense/(income), income taxes, depreciation, amortization (including amortization of customer hardware) and the deemed dividend on the preferred stock. These earnings are not intended to represent cash flows from operations in accordance with generally accepted accounting principles and should not be considered as an alternative to net loss as an indicator of FlashNet's operating performance or to cash flows as a measure of liquidity. FlashNet believes that earnings before interest, tax, depreciation and amortization is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the Internet service provider industry to compare the operating performance of companies within this industry. FlashNet has elected to include these earnings in its financial presentation to provide investors with an additional measurement of its operating performance, especially in view of its continuing levels of net losses.
(2) Determined as of the end of the period.

     SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

  On October 5, 1999, Prodigy acquired the BizOnThe.Net Web hosting business of U.S. Republic Communications, Inc. an indirect majority owned subsidiary of VarTec including the subscribers of the BizOnThe.Net Web hosting business. At the closing, Prodigy repaid a $9 million loan from VarTec to U.S. Republic and issued 2,840,993 shares of Prodigy common stock to U.S. Republic including 727,272 shares held in an escrow account to secure the indemnification obligations of U.S. Republic and its shareholders. Some or all of the escrowed shares will be released to U.S. Republic at various times over the two year period following the closing. In addition to the shares and amounts paid at closing, in 2001 Prodigy may be required to issue up to 727,272 additional shares, contingent on the attainment by the acquired business of set earn-out targets.

  Under accounting principles generally accepted in the United States, the acquisition of BizOnThe.Net was accounted for under the purchase method of accounting and accordingly the cost to acquire BizOnThe.Net was allocated to the assets acquired and liabilities assumed based on their respective fair values with the excess allocated to goodwill. Based on the value of the 2,840,993 shares of Prodigy common stock currently issued in connection with the BizOnThe.Net acquisition and the $9 million cash used to repay the loan, the total purchase price is approximately $58 million, including transaction costs of $829 thousand. The excess of the purchase price over the fair value of net assets acquired is approximately $50 million.

  On November 5, 1999, Prodigy, agreed to acquire FlashNet Communications, Inc. In the merger, Prodigy will issue 0.35 share of Prodigy common stock for each outstanding share of FlashNet common stock. Based on the number of FlashNet shares outstanding on March 31, 2000, Prodigy will issue approximately 5,000,000 shares to complete the merger, representing approximately 7% of Prodigy's then outstanding shares. In addition, Prodigy will assume all FlashNet stock options and warrants outstanding as of the date of the merger.

  Under accounting principles generally accepted in the United States, the acquisition of FlashNet will be accounted for under the purchase method of accounting. Accordingly, the cost to acquire FlashNet will be allocated to the assets acquired and liabilities assumed based on their respective fair values, with the excess to be allocated to goodwill. The valuations and other studies required to determine the fair value of the FlashNet assets acquired and liabilities assumed have not been performed and, accordingly, the related adjustments reflected in the unaudited pro forma combined financial information are preliminary and subject to further revisions and adjustments. Based on the value of the estimated 5,000,000 shares of Prodigy common stock to be issued in connection with the FlashNet acquisition, the total purchase price is approximately $136 million including transaction costs incurred to date of $2.2 million. The goodwill and other intangibles acquired, based on the excess of the purchase price over the net book value of net assets to be acquired, is currently estimated to be $126 million.

  On November 19, 1999, SBC and Prodigy agreed to establish a strategic relationship in which:

  . Prodigy will contribute substantially all of its assets and liabilities, and transfer its employees to a new limited partnership, called the operating partnership, that will operate Prodigy's business;

  . SBC will acquire an approximately 43% indirect interest in Prodigy upon completion of the SBC transaction and an approximate 39.5% indirect interest after the FlashNet merger;

  . SBC will contribute to the operating partnership routers, servers and associated hardware used in connection with SBC's consumer and small business Internet operations and that are selected by Prodigy because Prodigy determines that they will be useful in connection with the provision of services to SBC's customers and Prodigy's customers after the closing;

  . SBC will contribute to the operating partnership intangible assets consisting primarily of royalty-free licenses to use SBC's trademarks in connection with the marketing and operation of the Prodigy Internet service and Prodigy's right to manage SBC's existing Internet customers;

  . Prodigy will be the exclusive retail Internet service marketed by SBC to consumers and small businesses;

  . SBC will purchase the Prodigy Internet service from Prodigy on wholesale terms and provide it to SBC's approximately 690,000 existing Internet subscribers--the wholesale price to be paid by SBC to Prodigy for the Prodigy Internet service that SBC will resell to its existing Internet subscribers will equal SBC's average retail price as of the closing less reasonable and necessary expenses actually incurred by SBC in serving its existing Internet subscribers;

  . SBC has committed to obtain for Prodigy 1,200,000 additional Internet subscribers over a three-year period in exchange for fees of $40 to $75 per subscriber--all new subscribers obtained for Prodigy by SBC will be Prodigy subscribers;

  . SBC has agreed to pay Prodigy a penalty, under a specified formula, if SBC does not obtain 1,200,000 additional internet subscribers for Prodigy over the three-year period, with the size of the penalty based on the number of subscribers actually obtained by SBC who pay at least one monthly bill from Prodigy -- for example, the penalty will range from $165,000,000 if SBC acquires no new subscribers for Prodigy, to $105,000,000 if SBC acquires 600,000 new subscribers for Prodigy, to no penalty if SBC acquires 1,200,000 new subscribers for Prodigy;

  . SBC will have the exclusive right to market its long-distance phone service, local phone service, wireless phone services, paging services and related calling services to Prodigy's subscribers, so long as SBC's service offerings are competitive with service offerings from other providers;

  . SBC will be Prodigy's exclusive network provider so long as SBC offers its network services to Prodigy at the most favorable rates that it offers to other similar purchasers and so long as SBC's terms are competitive with those offered by other providers;

  . SBC will have the exclusive right to provide telecommunications, advertising, telecommunications e-commerce and Internet telephony applications in conjunction with the Prodigy Internet service to Prodigy's subscribers, so long as SBC's terms are competitive with those offered by other providers;

  . SBC will be the exclusive provider of electronic yellow and white pages and city guides to Prodigy's subscribers;

  . Prodigy will convert all outstanding Prodigy common stock into Prodigy Class A common stock; and

  . Prodigy will issue to an SBC subsidiary one share of Prodigy Class B common stock in consideration of $100.

  The tangible and intangible assets received in conjunction with the SBC transaction will be recorded at fair value on the date the assets are contributed. Based on the following assumptions, the fair value of the assets received has been estimated at $968.75 million:

  . SBC will receive approximately 50,000,000 partnership units, which assuming that SBC's book capital account equals its imputed capital account and that the partnership interests will be equivalent in value to the Prodigy Class A common stock, will be convertible into approximately 50,000,000 shares of Prodigy Class A common stock based on pro forma shares outstanding after giving effect to the BizOnThe.Net and FlashNet acquisitions; and

  . the value of one share of Prodigy common stock was approximately $19.38 on December 31, 1999, which when multiplied by 50,000,000 shares, results in an estimated value of $968.75 million.

For purposes of the pro forma financial information, and pending preparation of a valuation to allocate the purchase price, the tangible and intangible assets to be received have been aggregated and presented in total in the SBC Assets balance sheet caption. These assets, which are principally related to royalty-free licenses to use the SBC trademarks, which will be amortized over the three year term of the agreement, and the routers, servers and associated hardware, which are also assumed to have a three year life. If the amortization period of any of these assets is longer than the three year period assumed for purposes of the pro forma financial information, the corresponding annual amortization expense will be decreased.

  In addition to the equity investment, SBC will purchase from Prodigy the Prodigy Internet service and resell these services to its existing 690,000 Internet service subscribers. Prodigy will charge SBC a fixed price per subscriber for its services, to be fixed as of the closing date, and will incur incremental costs associated with providing these services to SBC, principally related to Prodigy's acquisition of additional network services and customer service. Adjustments have not been made to revenue or cost of revenue included in the pro forma statement of operations to reflect the services to be provided to the existing SBC subscribers as contractual agreements have not been finalized with respect to these services.

  Additionally, the SBC agreement includes other services that Prodigy and SBC will provide to each other. Impacts to revenue and expenses associated with these services, however, cannot be estimated at this time and accordingly have not been included in the pro forma statement of operations.

  The unaudited pro forma condensed combined balance sheets give effect to the acquisition of FlashNet and the SBC transaction as if these had occurred on December 31, 1999. The acquisition of BizOnThe.Net is reflected in the historical balance sheet of Prodigy as of December 31, 1999.

  The unaudited pro forma condensed combined statements of operations for the year ended December 31, 1999 give effect to the acquisition of BizOnThe.Net and FlashNet, and the SBC transaction as if these occurred on January 1, 1999 and are based on the historical results of operations of Prodigy, BizOnThe.Net and FlashNet and the amortization associated with the assets acquired in the SBC transaction. The results of BizOnThe.Net for the fourth quarter of 1999 are included in the results of operations of Prodigy for the year ended December 31, 1999.

  The unaudited pro forma condensed combined financial statements are based on the preliminary estimates and assumptions set forth in the notes to these statements that have been made solely for purposes of developing this pro forma information. The unaudited pro forma condensed combined financial statements are not necessarily indicative of the results that would have been achieved had these transactions been completed as of the dates indicated or that may be achieved in the future.

  These unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements and related notes and other financial information pertaining to Prodigy, BizOnThe.Net and FlashNet, including the Prodigy and FlashNet "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" included elsewhere in this document.

     Selected Unaudited Pro Forma Condensed Combined Financial Information

                       Prodigy, BizOnThe.Net and FlashNet
                  Condensed Combined Pro Forma Financial Data

                                                                 Twelve Months
                                                                     Ended
                                                                 December 31,
                                                                     1999
                                                                 -------------
                                                                 (In millions,
                                                                 except share
                                                                 and per share
                                                                 information)
   Combined Statement of Operations Data
   Revenues
    Internet and online service revenues........................  $    200.9
    Web Hosting.................................................        19.0
    Other.......................................................        28.4
                                                                  ----------
        Total Revenues..........................................       248.3
   Operating costs and expenses
    Costs of revenue............................................       126.4
    Amortization of subscriber acquisition costs................        20.4
    Sales and marketing.........................................        92.2
    Product development.........................................        12.3
    General and administrative..................................        89.2
    Depreciation and amortization...............................        83.3
                                                                  ----------
        Total operating costs and expenses......................       423.8
                                                                  ----------
      Operating loss............................................      (175.5)
   Interest (Expense) Income, net...............................         2.4
   Gain on sale of equity investment............................         3.3
   Gain on settlement of note payable...........................         1.7
   Gain on settlement of note receivable........................         0.5
                                                                  ----------
      Net loss before extraordinary item........................  $   (167.6)
                                                                  ==========
   Net loss per common share:
    Basic and diluted...........................................  $    (2.50)
                                                                  ==========
   Weighted average number of common and common equivalent
    shares outstanding:
    Basic and diluted...........................................  67,114,152
                                                                  ==========
                                                                 December 31,
                                                                     1999
                                                                 -------------
   Combined Balance Sheet Data:
   Working capital deficit......................................  $   (139.1)
   Total assets.................................................       511.6
   Stockholders' equity.........................................       298.5

     Selected Unaudited Pro Forma Condensed Combined Financial Information

                        Prodigy, BizOnThe.Net, FlashNet
        and SBC Transaction Condensed Combined Pro Forma Financial Data

                                                             Twelve Months Ended
                                                                December 31,
                                                                    1999
                                                             -------------------
                                                                (In millions,
                                                              except share and
                                                                  per share
                                                                information)
Combined Statement of Operations Data
Revenues
 Internet and online service revenues.......................     $    200.9
 Web Hosting................................................           19.0
 Other......................................................           28.4
                                                                 ----------
     Total Revenues.........................................          248.3
Operating costs and expenses
 Costs of revenue...........................................          126.4
 Amortization of subscriber acquisition costs...............           20.4
 Sales and marketing........................................           92.2
 Product development........................................           12.3
 General and administrative.................................           89.2
 Depreciation and amortization..............................          406.2
                                                                 ----------
     Total operating costs and expenses.....................          746.7
                                                                 ----------
   Operating loss...........................................         (498.4)
Interest (Expense) Income, net..............................            2.4
Gain on sale of equity investment...........................            3.3
Gain on settlement of note payable..........................            1.7
Gain on settlement of note receivable.......................            0.5
Minority interest in net loss...............................          193.2
                                                                 ----------
   Net Loss before extraordinary item.......................     $   (297.3)
                                                                 ==========
Net loss per common share:
 Basic and diluted..........................................     $    (4.43)
                                                                 ==========
Weighted average number of common and
common equivalent shares outstanding:
 Basic and diluted..........................................     67,114,153
                                                                 ==========
                                                                December 31,
                                                                    1999
                                                             -------------------
Combined Balance Sheet Data:
Working capital deficit.....................................     $   (139.1)
Total assets................................................        1,480.3
Stockholders' equity........................................          768.0

                           COMPARATIVE PER SHARE DATA

  The following tables reflect:

  . the historical net loss and book value per share of Prodigy common stock;

  . the historical net loss and book value per share of FlashNet common stock;

  . the unaudited pro forma net loss and book value per share after giving effect to the purchase by Prodigy of BizOnThe.Net and the proposed merger with FlashNet; and

  . the unaudited pro forma net loss and book value per share after giving effect to the purchase by Prodigy of BizOnThe.Net, the proposed merger of Prodigy with FlashNet and the proposed transaction with SBC.
  The information presented in the following table derived from and should be read in conjunction with the unaudited pro forma condensed combined financial statements and the historical consolidated financial statements and related notes of Prodigy, BizOnThe.Net and FlashNet, which are included in this document.

                                                                   Year Ended
                                                                  December 31,
                                                                      1999
                                                                  ------------
Prodigy Historical
Net loss per common share-basic and diluted......................    $(1.34)
Book value per share.............................................    $ 2.56
FlashNet Historical
Net loss per common share before extraordinary item and deemed
 distributions-basic and diluted.................................    $(2.46)
Book value per share.............................................    $ 0.67
Prodigy, BizOnThe.Net and FlashNet Pro Forma Combined
Net loss per common share-basic and diluted......................    $(2.50)
Book value per share(1)..........................................    $ 4.45
Equivalent net loss per share-basic and diluted (2)..............    $(0.87)
Equivalent book value per share(2)...............................    $ 1.56
Prodigy, BizOnThe.Net, FlashNet and SBC Transaction Pro Forma
 Combined
Net loss per common share-basic and diluted......................    $(4.43)
Book value per share(1)..........................................    $11.74
Equivalent net loss per share-basic and diluted(2)...............    $(1.55)
Equivalent book value per share(2)...............................    $ 4.00

--------
(1) Calculated by dividing total shareholders equity by shares issued and outstanding at the respective dates and does not reflect the possible exercise of stock options and warrants.
(2) The equivalent pro forma information reflects the pro forma information presented in this document divided by the exchange ratio of .35 share of Prodigy common stock for each share of FlashNet common stock.

                            MARKET PRICE INFORMATION

Prodigy Market Price Information

  Prodigy common stock has traded on the Nasdaq National Market under the symbol "PRGY" since February 11, 1999.

  The table below sets forth the range of high and low closing prices of Prodigy common stock as reported on the Nasdaq National Market since February 11, 1999, the date of Prodigy's initial public offering.

                                                                   Prodigy
                                                                Common Stock
                                                              -----------------
                                                                High     Low
                                                              -------- --------
Fiscal 1999
  Quarter ended March 31, 1999............................... $ 50.625 $  20.00
  Quarter ended June 30, 1999................................ $  41.25 $21.0625
  Quarter ended September 30, 1999........................... $ 28.625 $  14.00
  Quarter ended December 31, 1999............................ $35.4375 $  16.00

Fiscal 2000
  Quarter ended March 31, 2000............................... $  25.75 $  12.00
  Quarter ending June 30, 2000 (through May 4, 2000)......... $ 13.875 $ 9.8125

  As of April 7, 2000, Prodigy had 505 record holders. Prodigy believes that there were more than 28,000 beneficial holders of its common stock at April 7, 2000.

FlashNet Market Price Information

  FlashNet common stock has traded on the Nasdaq National Market under the symbol "FLAS" since March 16, 1999.

  The table below sets forth the range of high and low closing prices of FlashNet common stock as reported on the Nasdaq National Market since March 16, 1999, the date of FlashNet's initial public offering.

                                                                   FlashNet
                                                                 Common Stock
                                                               ----------------
                                                                 High     Low
                                                               -------- -------
Fiscal 1999
  Quarter ended March 31, 1999................................ $ 43.625 $33.375
  Quarter ended June 30, 1999................................. $ 48.375 $ 17.50
  Quarter ended September 30, 1999............................ $28.4375 $  8.00
  Quarter ended December 31, 1999............................. $ 10.875 $6.1875
Fiscal 2000
  Quarter ended March 31, 2000................................ $ 8.7188 $ 4.625
  Quarter ending June 30, 2000 (through May 4, 2000).......... $  4.375 $2.7812

  As of April 7, 2000, FlashNet had 326 record holders.

Recent Closing Prices

  The following table sets forth the closing prices per share of Prodigy common stock and FlashNet common stock as reported on the Nasdaq National Market on November 5, 1999, the last full trading day prior to the public announcement that Prodigy and FlashNet had entered into the merger agreement and May 4, 2000, the last full trading day for which closing prices were available at the time of the printing of this proxy statement/prospectus. This table also sets forth the equivalent price per share of FlashNet common stock on those dates. The equivalent price per share is equal to the closing price of a share of Prodigy common stock on that date multiplied by 0.35, the number of shares of Prodigy common stock to be issued in the merger in exchange for each share of FlashNet common stock.

                                                   Prodigy  FlashNet Equivalent
                                                    Common   Common      per
Date                                                Stock    Stock   Share Price
----                                               -------- -------- -----------
November 5, 1999.................................. $  24.75  $10.00   $ 8.6625
May 4, 2000....................................... $11.6875  $ 3.75   $4.09063

  FlashNet and Prodigy believe that FlashNet common stock presently trades on the basis of the value of Prodigy common stock expected to be issued in exchange for the FlashNet common stock in the merger, discounted primarily for the uncertainties associated with the merger.

  FlashNet shareholders are advised to obtain current market quotations for Prodigy common stock and FlashNet common stock. No assurance can be given as to the market prices of Prodigy common stock or FlashNet common stock at any time before completing the merger or as to the market price of Prodigy common stock at any time after the merger. Because the exchange ratio is fixed, the exchange ratio will not be adjusted to compensate FlashNet shareholders for decreases in the market price of Prodigy common stock which could occur before the merger becomes effective. In the event the market price of Prodigy common stock decreases or increases prior to completing the merger, the value of the Prodigy common stock to be received in the merger in exchange for FlashNet common stock would correspondingly decrease or increase.

Dividends

  Prodigy has never declared or paid cash dividends on Prodigy common stock. Prodigy currently intends to retain earnings, if any, to support its growth strategy and does not anticipate paying cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the Prodigy board of directors after taking into account various factors, including Prodigy's financial condition, operating results, current and anticipated cash needs and plans for expansion.

  FlashNet has never paid cash dividends on its capital stock and does not intend to pay any cash dividends on its common stock in the foreseeable future. If the merger does not occur, FlashNet currently intends to retain earnings, if any, to support its operations. Payment of future dividends, if any, will be at the discretion of FlashNet's board of directors.

                              THE SPECIAL MEETING

  FlashNet is furnishing this document to holders of FlashNet common stock in connection with the solicitation of proxies by the FlashNet board of directors for use at the special meeting of FlashNet shareholders to be held on Tuesday, May 30, 2000, and any adjournment of the meeting.

  This document is first being furnished to FlashNet shareholders on or about May 5, 2000. This document is also furnished to FlashNet shareholders as a prospectus in connection with the issuance by Prodigy of shares of Prodigy common stock as contemplated by the merger agreement.

Date, Time and Place of Meeting

  The special meeting will be held on Tuesday, May 30, 2000, at 9:00 a.m., local time, at the City Club in the City Center Tower II located at 301 Commerce Street, Fort Worth, Texas 76102

What Will Be Voted Upon

  At the special meeting, shareholders of FlashNet will be asked to approve the merger agreement and the merger and to transact any other business that may properly come before the special meeting or any postponements or adjournments of that meeting.

Record Date and Outstanding Shares

  Only shareholders of record of FlashNet common stock at the close of business on the April 7, 2000 record date for the special meeting are entitled to notice of and to vote at the special meeting. As of the close of business on the record date, there were 14,321,297 shares of FlashNet common stock outstanding and entitled to vote, held of record by 326 shareholders. Each FlashNet shareholder is entitled to one vote for each share of FlashNet common stock held as of the record date.

Vote Required to Approve the Merger

  The affirmative vote of the holders of at least two-thirds of the shares of FlashNet common stock outstanding on the record date is required to approve the merger.

Share Ownership of Management and Shareholders

  On the same day that the merger agreement was signed, directors and executive officers of FlashNet and their affiliates entered into voting agreements with Prodigy agreeing to vote all of their shares of FlashNet common stock for the approval of the merger agreement and the merger. On the record date for the special meeting, the same individuals and entities beneficially owned and were entitled to vote 4,014,679 shares of FlashNet common stock, or approximately 28% of the outstanding shares of FlashNet common stock as of that date.

Quorum; Abstentions and Broker Non-Votes

  A FlashNet shareholder may abstain from voting on the proposal to approve the merger agreement and the merger by returning a proxy marked "ABSTAIN."

  Under applicable rules, brokers who hold shares in street name for customers have the authority to vote on some routine proposals when they have not received instructions from beneficial owners. Under applicable rules, these brokers are precluded from exercising their voting discretion with respect to the approval and adoption of non-routine matters like the proposed merger and, thus, absent specific instructions from the beneficial owner of shares held in street name, brokers are not empowered to vote these shares with respect to the approval and adoption of the merger agreement and the merger.

  Abstentions and broker non-votes are not affirmative votes and, therefore, will have the same effect as votes against approval of the merger agreement and the merger. In addition, the required vote of the shareholders of FlashNet is based on the number of the outstanding shares of FlashNet common stock rather than on the shares actually voted in person or by proxy at the special meeting. Therefore, if the holders of any FlashNet shares fail to either submit a proxy or vote in person at the special meeting, this failure will have the same effect as a vote against approval of the merger.

Voting and Revocation of Proxies

  The proxy accompanying this document is solicited on behalf of the FlashNet board of directors. FlashNet shareholders are requested to complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail it to FlashNet. A number of brokerage firms and banks offer telephone and Internet voting options. If your shares are registered in street name, check the information forwarded by your bank or broker to see which options are available to you. Please see the accompanying proxy for more information.

  All properly executed proxies received by FlashNet prior to the special meeting that are not revoked will be voted at the special meeting in accordance with the instructions indicated on the proxies, or, if no direction is indicated, to approve the merger. FlashNet's board of directors does not presently intend to bring any other business before the special meeting and, as of the date of this document, the board knows of no other matters to be brought before the special meeting. As to any other business that may properly come before the special meeting, however, it is intended that proxies, in the form enclosed, will be voted in accordance with the judgment of the persons voting those proxies. A FlashNet shareholder who has given a proxy may revoke it at any time before it is exercised at the special meeting by:

  . delivering to the secretary of FlashNet a written notice, bearing a date later than the date of the proxy, stating that the proxy is revoked;

  . signing and delivering a proxy relating to the same shares and bearing a later date than the date of the previous proxy prior to the vote at the special meeting; or

  .  attending the special meeting and voting in person.

  However, if you elect to vote in person at the special meeting and your shares are held by a broker, bank or other nominee, you must bring to the special meeting a legal proxy from your broker, bank or other nominee authorizing you to vote the shares.

Solicitation of Proxies and Expenses

  FlashNet will pay approximately $10,000 for the solicitation of proxies. In addition to solicitation by mail, brokerage houses and other custodians, nominees and fiduciaries will send beneficial owners the proxy materials. FlashNet will, upon request, reimburse those brokerage houses and custodians for their reasonable expenses. Moreover, FlashNet has retained Corporate Investor Communications to aid in the solicitation of proxies and verify to records related to the solicitations. To ensure sufficient representation at its special meeting, FlashNet may request the return of proxy cards by telephone or telegram. The necessity of this request depends entirely on how promptly FlashNet receives the proxies. We urge shareholders to vote proxies without delay.

Board Recommendation

  FlashNet's board of directors has unanimously approved the merger agreement and the merger and believes that the terms of the merger agreement are fair to, and that the merger is in the best interest of, FlashNet and its shareholders and therefore recommends that FlashNet's shareholders vote for approval of the merger agreement and the merger.

  The matters to be considered at the special meeting are of great importance to the shareholders of FlashNet. Accordingly, FlashNet's shareholders are urged to read and carefully consider the information presented in this document, and to complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope.

  You should not send in any stock certificates with your proxy card. A transmittal form with instructions for the surrender of certificates for FlashNet common stock will be mailed to you as soon as practicable after completion of the merger.

                                   THE MERGER

  This section of the proxy statement/prospectus describes material aspects of the proposed merger, including the merger agreement and the stock option agreement. While we believe that the description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to FlashNet shareholders. FlashNet shareholders should read the merger agreement, stock option agreement and other documents we refer to carefully and in their entirety for a more complete understanding of the merger.

Background of the Merger

  On March 16, 1999, FlashNet sold 3,000,000 shares of its common stock to the public in its initial public offering and concurrently sold an additional 175,000 shares to SBC. Shortly after FlashNet's initial public offering, a number of major Internet service providers, including America Online, Microsoft and Prodigy, began to offer a number of incentives to attract users. These incentives included free Internet access and cash rebates to computer retailers who enrolled purchasers of computers to subscription terms for Internet access service. To attract new subscribers in the face of these incentives, FlashNet began to sell refurbished computers bundled with Internet access. It quickly found, however, that this program resulted in a rapid depletion of its cash reserves without resulting in the increase in subscriber growth experienced by the major Internet service providers with strong national brand names who were providing similar incentives. To combat this rapid depletion of cash reserves and to raise sufficient capital to fund the creation of its own national brand recognition, FlashNet retained Goldman Sachs as an investment advisor to assist it in capital raising efforts. Based on discussions with Goldman Sachs, FlashNet realized that the changes taking place in its industry since its initial public offering would make it difficult for FlashNet to raise significant amounts of capital because it lacked a strong national brand recognition, a large subscriber base and strong strategic financial and other relationships. Accordingly, FlashNet explored strategic partnering efforts as an alternative to raising capital to fund the growth of its business.

  In early June 1999, FlashNet received an inquiry from Bear, Stearns & Co. Inc., Prodigy's financial advisor, regarding FlashNet's interest in a potential strategic relationship with Prodigy. FlashNet indicated that it might have an interest because its management believed that Prodigy possessed many of the characteristics that FlashNet's management had identified as necessary to successfully compete in the Internet service provider industry. These characteristics included a strong national brand recognition and a large subscriber base and strategic alliances with strong financial and other partners. On June 1, 1999, the approximate commencement date of discussions between Prodigy and FlashNet, the closing price for Prodigy common stock on the Nasdaq National Market was $24.0625 per share and the closing price for FlashNet common stock on the Nasdaq National Market was $20.00 per share.

  On June 10, 1999, Lee Thurburn, FlashNet's then chairman and chief executive officer, Scott Leslie, FlashNet's president and chief operating officer, and Andrew Jent, FlashNet's executive vice president and chief financial officer, met in person with Samer Salameh, Prodigy's chairman and chief executive officer, David Trachtenberg, Prodigy's president and chief operating officer, Andrea Hirsch, Prodigy's executive vice president of business development and general counsel, and David Henkel, Prodigy's then chief financial officer, at the offices of Bear Stearns. At the meeting, FlashNet provided Prodigy with an overview of its business. In addition, FlashNet and Prodigy talked in general terms about a possible business combination between the two companies, including the strategic fit of the two companies. This strategic fit included the fact that a merger would provide Prodigy with access to FlashNet's company-owned network infrastructure, customer service and call centers and independent representative marketing network, benefits that Prodigy does not currently have. A merger would also permit FlashNet to combine with Prodigy, which has strong national brand recognition, a large existing subscriber base and strong strategic relationships, benefits that FlashNet does not have.

  On June 11, 1999, Ms. Hirsch advised the Prodigy board about the meeting with FlashNet and that management was reviewing the advisability of the transaction.

  In the meantime, on June 14, 1999, FlashNet formally retained Goldman Sachs to act as its financial advisor in connection with a possible business combination with Prodigy. On June 16, 1999, Prodigy and FlashNet executed a confidentiality and standstill agreement permitting more in-depth discussions. Over the next several days, there were discussions between Prodigy and FlashNet, including their respective financial advisors, on business and technical issues regarding a possible business combination, including opportunities to integrate their respective operations. Specific terms of a proposed combination were not discussed at this meeting.

  On June 22, 1999, Mr. Leslie, Mr. Jent and representatives from Goldman Sachs met in person with Mr. Salameh, Ms. Hirsch, Mr. Henkel, Bill Kirkner, Prodigy's chief technology officer, Linda Templeton, Prodigy's then vice president of customer care, and representatives from Bear Stearns at Prodigy's offices. At this meeting, Prodigy made management presentations regarding its business to FlashNet and FlashNet toured Prodigy's data center and conducted other due diligence on Prodigy. Neither party discussed specific terms of a proposed combination at this meeting.

  On June 24, 1999, Mr. Salameh, Ms. Hirsch, Mr. Henkel, Mr. Kirkner, Ms. Templeton, Ken Domnitz, Prodigy's director of business development, and representatives from Bear Stearns met in person with Mr. Thurburn, Mr. Leslie, Mr. Jent, Russell Wiseman, FlashNet's then vice president of marketing, and representatives of Goldman Sachs at FlashNet's offices for management presentations by FlashNet and to conduct due diligence on FlashNet. At this time, Mr. Salameh met separately with Mr. Thurburn to discuss FlashNet's independent representative network marketing program. Neither party discussed specific terms of a proposed combination at this meeting.

  From June 25 until June 28, 1999, representatives of Prodigy and FlashNet, including their respective financial advisors, continued with their due diligence reviews and exchanged further information about the two companies.

  On June 29, 1999, Bear Stearns, on behalf of Prodigy, had discussions with Goldman Sachs regarding the possible terms of a merger between the two companies. While no formal offer was made at this time, Bear Stearns indicated that any transaction would have to take place at a discount to the current trading price of FlashNet's common stock but would nonetheless be at a premium to the recent historical trading prices of FlashNet's common stock. On June 28, 1999, the day prior to the date of these discussions, the closing price for Prodigy common stock on the Nasdaq National Market was $22.25 per share and the closing price of FlashNet common stock on the Nasdaq National Market was $24.3125 per share.

  FlashNet initially responded to these discussions through Goldman Sachs that it felt that a valuation based on a discount to its current trading price was inappropriate, but after further discussion a consensus could not be reached, and the parties ceased further negotiations.

  On July 8, 1999, Goldman Sachs made a presentation to FlashNet's board of directors. The presentation included an industry overview and an analysis of possible valuations of FlashNet. At that time, the FlashNet board concluded that it was inappropriate to continue to try to pursue a transaction with Prodigy. Accordingly, on July 9, 1999, FlashNet sent Prodigy a letter terminating discussions and requesting the return of any confidential information supplied by FlashNet to Prodigy. Prodigy then returned all the information to FlashNet. At the time discussions were terminated, Prodigy had not made any formal offer to FlashNet regarding the terms of a proposed merger.

  From mid-July, when discussions broke down with Prodigy, through early October, FlashNet continued to discuss capital raising and strategic relationship alternatives with Goldman Sachs. In connection with these discussions on October 11 and October 12, 1999, FlashNet's management concluded, with Goldman Sachs' advice, that the industry conditions and trends that it had identified prior to its discussions with Prodigy had worsened and that FlashNet could not raise capital on reasonable terms at the levels necessary to continue to fund its operations and growth. Accordingly, FlashNet discussed possible strategic alternatives with Goldman Sachs at that time. Those discussions included a possible sale or merger with several types of companies. At FlashNet's direction, Goldman Sachs contacted eleven potential strategic partners to gauge their interest in a strategic partnership with FlashNet, including other Internet service providers, telephone companies and computer manufacturers. Prodigy was the only one of these companies that expressed a serious interest in a possible transaction with FlashNet.

  On October 17, 1999, Mr. Leslie met with Mr. Salameh in Dallas to discuss re-opening discussions. Neither party made any formal offer or proposal to the other at this time, but Mr. Leslie and Mr. Salameh both agreed that Prodigy and FlashNet had a strong interest in putting together a transaction.

  On October 20, 1999, the Prodigy board held a telephonic meeting during which it authorized management to proceed with discussions with FlashNet, subject to board approval of the final terms of the transaction.

  On October 21, 1999, Goldman Sachs made a presentation to FlashNet's board of directors. At the meeting, Goldman Sachs discussed with the FlashNet board the benefits of a possible business combination with Prodigy. These benefits included Prodigy's strong national brand recognition, large subscriber base and strategic relationships and increased access to capital. FlashNet's board authorized management to proceed with discussions with Prodigy, subject to board approval of the final terms of the transaction. Prodigy and FlashNet then executed a new confidentiality and standstill agreement to continue with more in-depth discussions.

  On October 25, 1999, Bear Sterns submitted a draft term sheet on behalf of Prodigy to Goldman Sachs outlining the proposed terms of a merger between the two companies. This term sheet provided for an exchange ratio of 0.32 of a share of Prodigy common stock for each outstanding share of FlashNet common stock. The closing price of Prodigy's common stock on the Nasdaq National Market on October 22, 1999, the business day prior to these discussions, was $21.5625 per share and the closing price of FlashNet's common stock on the Nasdaq National Market on that date was $6.75 per share.

  For the next several days, FlashNet and Prodigy continued to discuss and negotiate an exchange ratio for the merger. On October 26, 1999, FlashNet and Prodigy agreed to an exchange ratio of 0.35 of a share of Prodigy common stock for each outstanding share of FlashNet common stock. The closing price of Prodigy common stock on the Nasdaq National Market on October 25, 1999, the day prior to the date of this agreement, was $21.25 per share and the closing price of FlashNet common stock on that date was $7.0625 per share.

  On November 1, 1999, Mr. Henkel, Mr. Domnitz and Mr. Kirkner met in person with Mr. Leslie and Mr. Jent, including their respective financial advisors, at FlashNet's offices to update prior due diligence efforts and to conduct further due diligence reviews. Prodigy's legal counsel, Hale and Dorr LLP, concurrently delivered draft definitive merger agreement documents for review. Over the next several days, representatives of Prodigy and FlashNet, including their respective financial and legal advisors, negotiated the final terms of these documents.

  On November 5, 1999, the Prodigy board held a telephonic meeting during which Mr. Salameh, Ms. Hirsch, Mr. Henkel, Mr. Domnitz and representatives of Hale and Dorr reviewed the terms and conditions of the proposed merger and the results of the due diligence investigations. Following a discussion, the Prodigy board unanimously approved the merger and authorized management to execute the merger agreement and related agreements.

  On November 5, 1999, FlashNet held a board meeting during which Mr. Leslie, Mr. Jent and representatives of Goldman Sachs and Brobeck, Phleger & Harrison LLP, FlashNet's legal counsel, reviewed the terms and conditions of the proposed merger with the FlashNet board. Goldman Sachs also made a presentation to the board regarding the fairness of the proposed exchange ratio. Following a discussion, the FlashNet board unanimously approved the merger and authorized management to execute the merger agreement and related agreements.

  On November 5, 1999, following the meeting of the Prodigy and FlashNet boards, each party executed the merger agreement. The execution of the merger agreement was announced on the morning of November 8, 1999, prior to the commencement of trading on the Nasdaq National Market, by issuance of a joint press release by Prodigy and FlashNet.

  On November 22, 1999, Prodigy and SBC issued a joint press release announcing their strategic relationship.

  On December 20, 1999, the FlashNet board reconvened to review the terms of Prodigy's proposed strategic relationship with SBC and its effect on their prior vote to recommend the approval of the merger to the FlashNet shareholders. At the meeting, which was attended by representatives of Brobeck, Mr. Leslie, Mr. Jent and representatives of Goldman Sachs reviewed the terms of the SBC transaction with the FlashNet board. At this time Goldman Sachs made a presentation to the board regarding the fairness of the exchange ratio in the merger based on the assumption that the SBC transaction is closed and also based on the assumption that the SBC transaction is not closed. Goldman Sachs confirmed to the FlashNet board its opinion that the exchange ratio in the merger is fair, from a financial point of view, to the shareholders of FlashNet. Following a discussion, the FlashNet board unanimously confirmed its prior determination that the merger is advisable and in the best interests of the FlashNet shareholders and that it recommended the approval of the merger to the FlashNet shareholders.

  On March 15, 2000, Prodigy and FlashNet amended their merger agreement to extend the closing deadline from April 30, 2000 to May 31, 2000.

  On April 26, 2000, Prodigy agreed to loan up to $2,000,000 to FlashNet to fund operations. Advances will be unsecured, bear interest at an annual rate of 12% and are due October 26, 2000. As of May 5, 2000, no advances had been made under these arrangements.

Prodigy's Reasons for the Merger

  The Prodigy board of directors unanimously concluded that the merger was fair to, and in the best interest of, Prodigy and its stockholders.

  The decision of the board of directors was based on several potential benefits of the merger that it believes will contribute to Prodigy's success. These potential benefits include:

  . strengthening Prodigy's position in the Internet service provider marketplace;

  . increasing Prodigy's existing 1,200,000 managed subscribers by 235,000 new subscribers for a total managed subscriber base of approximately 1,500,000 members on a pro forma basis;

  . bringing to Prodigy a national network operations center with state-of-the-art disaster recovery capability;

  . adding additional network infrastructure including 182 local points of presence;

  .  acquiring a talented pool of dedicated FlashNet employees;

  . adding a well-regarded in-house customer service operations and call center; and

  . leveraging FlashNet's independent agents/referral marketing program, a proven, low-cost acquisition sales channel for FlashNet.

  The Prodigy board of directors reviewed a number of factors in evaluating the merger, including but not limited to the following:

  . information concerning FlashNet's and Prodigy's respective businesses, prospects, strategic business plans, financial performance and condition, results of operations, technology positions, management and competitive positions;

  . results of the due diligence investigation conducted by Prodigy management, financial advisors and legal advisors;

  . Prodigy management's view of the positive results of combining the operations and businesses of Prodigy and FlashNet;

  . current financial market conditions and historical stock market prices, volatility and trading information;

  .  the impact of the merger on Prodigy's customers and employees; and

  .  the expectation that the merger will be accounted for as a purchase.

  During the course of its deliberations concerning the merger, the Prodigy board also identified and considered a variety of potentially negative factors that could materialize as a result of the merger, including the following:

  . the risk that the potential benefits sought in the merger might not be fully realized;

  .  the possibility that the merger might not be completed;

  . the effect of the public announcement of the merger on FlashNet's business, including employees and customers; and

  . the risks associated with obtaining the necessary approvals required to complete the merger.

  The board concluded that these factors were outweighed by the potential benefits to be gained by the merger. In view of the wide variety of factors, both positive and negative, considered by the Prodigy board, the directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors discussed above.

FlashNet's Reasons for the Merger; Recommendation of the FlashNet Board of Directors

  The FlashNet board determined to enter into the merger agreement and to recommend that FlashNet shareholders approve the merger to enable the shareholders of FlashNet to realize future appreciation in the value of their investments as shareholders of an Internet service provider with sufficient size, national brand recognition and financial and other strategic relationships to compete effectively in the Internet access services industry. The decision of the FlashNet board was the result of its careful consideration of FlashNet's business and operating results since the closing of its initial public offering, the inability of FlashNet to raise significant amounts of capital on reasonable terms to sustain its current level of operations and to remain competitive in the industry and the range of strategic alternatives, including business combinations and other relationships with companies in its industry and complementary industries, to pursue its long-term growth objectives.

  The FlashNet board's primary concern was to identify and secure the strategic alternative that would provide the best available opportunity for FlashNet to provide long-term shareholder value to its shareholders. In considering its alternatives, the FlashNet board concluded that the Prodigy merger met this objective. In reaching this determination, the FlashNet board considered the following factors:

  . the need for FlashNet to raise significant amounts of capital to expand its subscriber base to a size that would enable it to compete with the leading Internet service providers, such as America Online, Mindspring/EarthLink and Prodigy, and the conclusion by the FlashNet board that FlashNet cannot at the present time raise capital on reasonable terms to enable it to continue to fund its operations and growth at their current levels;

  . the opinions of Goldman Sachs, as delivered orally at the FlashNet board meetings held on November 5, 1999 and December 20, 1999, and subsequently provided in writing, that as of the dates of those meetings, and subject to assumptions made, matters considered and limitations on the review set forth in its opinion, the exchange ratio in the merger is fair to FlashNet shareholders from a financial point of view. Please see "Opinion of FlashNet's Financial Advisor";

  . the FlashNet board's belief that the merger would provide the opportunity to combine Prodigy's national brand name, large, national subscriber base, and strong strategic relationships with FlashNet's national and large Texas subscriber base and its unique network marketing strategy, thus, enabling the combined company to compete more effectively with the dominant U.S. Internet service providers, America Online and Mindspring/EarthLink, as well as new entrants to the Internet access services industry that have rapidly attained significant market share, including Alta Vista, Dell Computer, Gateway and NetZero;

  . the key strategic relationships that Prodigy has in place with Telmex, which provide it more readily available access to capital than FlashNet has, and the key distribution relationships that Prodigy has been able to put in place with companies like CompUSA due to Prodigy's strong national brand recognition; and

  . the agreement reached by Prodigy with SBC to form a strategic relationship, which in the view of the FlashNet board, strengthens Prodigy's position in the market by, among other things, providing it with the ability to market its Internet services to all of SBC's residential subscribers and providing it with access to SBC's network for the deployment of digital subscriber line high speed access.

  In reviewing its alternatives and making its determination, the FlashNet board also reviewed:

  . the results of the due diligence review by FlashNet's management, legal advisors and financial advisors regarding Prodigy's business, operations and competitive position, which confirmed FlashNet's management's belief that Prodigy has the national brand recognition, large subscriber base and strategic financial and other relationships necessary to compete effectively in the current industry environment;

  . the possible synergistic effects of the combined company, including the addition to Prodigy of FlashNet's company-owned national operation center and network infrastructure, its in-house customer service operation and call centers and its independent representative marketing program;

  . the current and prospective business environment in which FlashNet operates, which requires strong national brand recognition, a large subscriber base and strong strategic financial and other relationships, attributes that the FlashNet board believes that FlashNet does not have, to be competitive in the industry; and

  . the increasing costs on a per-subscriber basis incurred by FlashNet to expand its business, which have grown from approximately $59 per new subscriber in the first calendar quarter of 1999 to approximately $148 per new subscriber at the end of the third calendar quarter of 1999, and the resulting cash needs placed on FlashNet at a time when the board has determined that FlashNet cannot raise capital on reasonable terms sufficient to finance its operations and growth at their current levels.


  The FlashNet board also reviewed with its legal advisors:

  . the terms and conditions of the merger agreement, including provisions enabling the board to change its recommendation to shareholders if warranted to comply with its fiduciary duties;

  .  the following terms of the merger documents;

    --the shareholder agreements under which shareholders holding 28% of FlashNet common stock agreed to vote their shares in favor of the Prodigy merger;

    --the stock option covering shares of FlashNet granted to Prodigy in connection with the merger agreement;

    --the events that may trigger payment of the $5 million termination fee to Prodigy; and

    --the limitations on the ability of FlashNet to solicit or negotiate with other companies regarding an alternative transaction;

    including the potential deterring effect that these provisions might have on parties that may have an interest in a business combination with FlashNet and the potential limits that these provisions would place on FlashNet's ability to pursue alternative proposals that could be superior to the terms of the merger with Prodigy; and

  . the interests of the FlashNet directors and officers in the merger that are different from, or are in addition to, the interests of FlashNet shareholders generally, and the potential that these differing interests have to influence their decision with regard to the merger. Please see "--Interests of Executive Officers and Directors of FlashNet in the Merger."

  The FlashNet board also considered a number of potentially negative factors in its deliberations concerning the merger, including:

  . the risk that, because the exchange ratio under the merger agreement will not be adjusted for changes in the market price of either FlashNet common stock or Prodigy common stock, the per share value of the consideration to be received by FlashNet shareholders might be significantly less than the price per share implied by the exchange ratio immediately prior to the announcement of the merger;

  . the risk that the merger might not be completed and the potential adverse effects of the public announcement of the merger on FlashNet's ability to attract and retain subscribers and employees and its overall competitive position if the merger does not occur;

  . the potential nonrenewal of current annual subscribers and loss of business opportunities for FlashNet as a result of confusion in the marketplace resulting from the announcement of the merger, and the possible exploitation of this confusion by FlashNet's and Prodigy's competitors;

  . the possibility of management disruption associated with the merger and integrating the operations of the companies, and the risk that, despite the efforts of FlashNet and Prodigy, key management and technical personnel of FlashNet might not continue with the combined company;

  . the risk that the benefits sought to be achieved by the merger will not be realized;

  . the loss of control over the future operations of FlashNet following the merger; and

  . the impact of the loss of FlashNet's status as an independent company on its shareholders and employees.

  After carefully reviewing these factors, both positive and negative, FlashNet's board of directors has unanimously approved the merger agreement and has determined that the merger is advisable to, and in the best interests of, FlashNet and its shareholders and unanimously recommends that FlashNet shareholders vote FOR approval of the merger agreement and the merger.

  The foregoing discussion of the information and factors considered by the FlashNet board is not intended to be exhaustive but is believed to include all material factors considered by the FlashNet board. In view of the complexity and wide variety of information and factors, both positive and negative, considered by the FlashNet board, the FlashNet board did not find it practical to quantify, rank or otherwise assign relative or specific weights to the factors considered. In addition, the FlashNet board did not reach any conclusion with respect to each of the factors considered, or any aspect of any particular factor, but, rather, conducted an overall analysis of the factors described above, including thorough discussions with FlashNet's management and legal, financial and accounting advisors. In considering the factors described above, individual members of the FlashNet board may have given different weight to different factors. The FlashNet board considered all these factors as a whole and believed the factors supported its decision to approve the merger.

Opinion of FlashNet's Financial Advisor

  On December 20, 1999, Goldman Sachs gave to the FlashNet board of directors an oral opinion, subsequently confirmed in writing, that as of December 20, 1999, the exchange ratio was fair from a financial point of view to the FlashNet shareholders.

  The full text of the Goldman Sachs opinion is contained in Annex A. Goldman Sachs provided the opinion to inform and assist the FlashNet board in connection with its consideration of the merger. The opinion is not a recommendation to any holder of FlashNet common stock as to how to vote at the FlashNet special meeting. The summary of the Goldman Sachs opinion below is qualified by its full text. FlashNet shareholders should read the Goldman Sachs opinion carefully and in its entirety.

  In connection with its opinion, Goldman Sachs reviewed:

  .  the merger agreement;

  . FlashNet's registration statement on Form S-1 relating to its initial public offering, including the prospectus dated March 16, 1999 contained in its registration statement;

  . Prodigy's registration statement on Form S-1 relating to its initial public offering, including the prospectus dated February 10, 1999 contained in its registration statement;

  . the annual report on Form 10-K of Prodigy for the period ended December 31, 1998;

     the quarterly reports on Form 10-Q of FlashNet;

  .  the quarterly reports on Form 10-Q of Prodigy;

  . a number of other communications from FlashNet and Prodigy to their respective shareholders;

  . the investment, issuance, contribution and assumption agreement, dated as of November 19, 1999, by and among SBC, an SBC subsidiary, Prodigy, a Prodigy subsidiary and the operating partnership;

  . the strategic and marketing agreement, dated as of November 19, 1999, by and among SBC, an SBC subsidiary, Prodigy and the operating partnership;

  . a number of internal financial analyses and forecasts for FlashNet and Prodigy prepared by their respective managements; and

  . a number of internal financial analyses and forecasts for the Internet assets of SBC involved in the SBC transaction and the operating partnership prepared by the management of Prodigy.

  Goldman Sachs also held discussions with members of the senior managements of FlashNet and Prodigy regarding the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition and future prospects of their respective companies, including FlashNet's recent inability to obtain additional financing necessary to achieve continued revenue and subscriber growth on a standalone basis. In addition, Goldman Sachs held discussions with members of senior management of Prodigy regarding their assessment of the strategic rationale for, and the potential benefits of, the SBC transaction and the past and current operations, financial condition and future prospects of the Internet assets of SBC involved in the SBC transaction. Goldman Sachs reviewed the reported price and trading activity for FlashNet common stock and Prodigy common stock, which like many Internet related stocks have been and are likely to continue to be subject to significant short term price and trading volatility, compared some financial and stock market information for FlashNet and Prodigy with similar information for several other companies with publicly traded securities, and reviewed the financial terms of other recent business combinations in the Internet service provider industry specifically and in other industries generally. Goldman Sachs also performed other studies and analyses which it considered appropriate.

  Goldman Sachs assumed the accuracy and completeness of all of the financial and other information reviewed by it for purposes of rendering its opinion. In that regard, Goldman Sachs assumed, with the FlashNet board of directors' consent, that the financial forecasts prepared by the managements of FlashNet and Prodigy were reasonably prepared on a basis reflecting the best currently available judgments and estimates of FlashNet and Prodigy. Goldman Sachs also took into account, with the FlashNet board of directors' consent, the risks inherent in FlashNet's standalone business plans, including the view of management of FlashNet that FlashNet would be unable to obtain, on reasonable terms, financing necessary to achieve continued revenue and subscriber growth on a standalone basis. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities of FlashNet or Prodigy or any of their subsidiaries or the Internet assets of SBC involved in the SBC transaction nor was it furnished with any evaluation or appraisal. Goldman Sachs provided its opinion for the information and assistance of the FlashNet board of directors. The Goldman Sachs opinion is not a recommendation as to how any FlashNet shareholder should vote.

  Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Goldman Sachs is familiar with FlashNet, having extended a $5,000,000 loan to FlashNet on January 15, 1999 through its affiliate, Goldman Sachs Credit Partners L.P., which loan was repaid in connection with FlashNet's initial public offering, and having acted as its financial advisor in connection with, and having participated in some of the negotiations leading to, the merger agreement.

  FlashNet engaged Goldman Sachs as financial advisor in connection with the possible sale of all or a portion of FlashNet to Prodigy. FlashNet also retained Goldman Sachs Real Estate (Texas) Inc., a licensed real estate broker under the laws of the State of Texas, to provide services in the event the transaction had been structured as an asset or other transfer covered by the Texas Real Estate License Act. A fee of 1.125% of the aggregate consideration paid by Prodigy in the merger, subject to a minimum fee of $4,500,000, is payable on completion of the merger. In calculating the fee payable to Goldman Sachs, debt of FlashNet prior to the merger is included in aggregate consideration. In addition, for purposes of determining the aggregate consideration, the value of Prodigy common stock is based on the average closing price of Prodigy common stock over the five days prior to the completion of the merger. Based on the current debt of FlashNet and the recent closing prices of Prodigy common stock, the minimum fee would apply. The actual fee payable to Goldman Sachs may be more. In addition, FlashNet has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including the fees and expenses of Goldman Sachs' attorneys, and to indemnify Goldman Sachs against various liabilities to the full extent of the law, including liabilities under the federal securities laws.

  SBC engaged Goldman Sachs as financial advisor in connection with the SBC transaction. The engagement with SBC is on customary terms and pursuant to the engagement, Goldman Sachs will receive customary fees. Although no particular conflict has been identified, the representation of both SBC and FlashNet by Goldman Sachs could result in a conflict of interest. Goldman Sachs employs internal compliance procedures to address potential conflicts of interest.

  Financial analyses used by Goldman Sachs. The following is a summary of the material financial analyses used by Goldman Sachs in connection with providing its opinion to the FlashNet board of directors. Goldman Sachs performed some of its analyses by using two separate scenarios for FlashNet's standalone financial projections, with financing and without financing. FlashNet management provided the without financing scenario. This scenario is intended to reflect anticipated results assuming that FlashNet is unable to obtain financing on commercially reasonable terms, thus forcing FlashNet to operate relying on existing limited cash reserves and negatively affecting FlashNet's ability to market itself to additional potential customers. FlashNet management also provided the with financing scenario. This scenario is intended to reflect anticipated results assuming that FlashNet is able to raise $30 million on terms similar to previous FlashNet financings, thus allowing sustained marketing expenditures to further grow the subscriber base. As described above, Goldman Sachs held discussions with members of the senior management of FlashNet regarding the financial condition and future prospects of FlashNet, including its recent inability to obtain additional financing necessary to achieve continued revenue and subscriber growth on a standalone basis. Goldman Sachs also took into account, with the FlashNet board of directors' consent, the risks inherent in FlashNet's standalone business plans, including the view of management of FlashNet that FlashNet would be unable to obtain, on reasonable terms, financing necessary to achieve continued revenue and subscriber growth on a standalone basis. All projections regarding, SBC's Internet assets involved in the SBC transaction were provided by Prodigy.

  Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the text accompanying each summary.

  Historical Stock Trading Analysis. Goldman Sachs compared the closing trading prices for FlashNet common stock with the movements in the share prices of America Online, Earthlink, MindSpring, Prodigy, OneMain.com and Internet America from March 16, 1999 through December 16, 1999. Goldman Sachs noted that while the share prices of the companies had declined in general, the leading internet service providers showed less price decline and the stock price of the largest internet service provider, America Online, increased. Goldman Sachs also reviewed the relationship between movements of FlashNet common stock and Prodigy common stock and movements in a composite index composed of the following companies: America Online; Earthlink; Internet America; and MindSpring. Goldman Sachs also noted that FlashNet's stock price has declined more than its peers and noted that this might be attributable to any number of factors including slowing subscriber growth for FlashNet, FlashNet's capital constraints, selling pressure on FlashNet stock as a result of the expiration of lock-up periods and, since November 5, 1999, the announcement of the merger.

  Exchange ratio analysis. Goldman Sachs calculated the average of the quotients of the closing prices per share of Prodigy common stock and the closing prices per share of FlashNet common stock for the one month, three month and six month periods ended November 5, 1999, the last full trading day prior to announcement of the merger. The analysis indicated that for those periods the average exchange ratios were .37, .60, and .77, respectively, compared to .40 as of November 5, 1999 and .32 as of December 16, 1999.

  Selected companies analysis. Goldman Sachs reviewed and compared publicly available financial information relating to FlashNet to corresponding publicly available financial information, ratios and public market multiples for nine publicly traded corporations: America Online; Earthlink; Internet America; Juno Online Services, Inc.; MindSpring; OneMain.com; Prodigy; NetZero; and Voyager.net. The analysis of the selected companies were calculated using closing stock prices as of December 16, 1999 and other publicly available information, including estimates as reported by recent Wall Street research reports and the Institutional Brokers Estimate System referred to in the table below as "street estimates." Goldman Sachs also calculated these multiples and ratios for FlashNet using the closing stock price as of October 25, 1999, and using FlashNet management's projections and the closing stock price as of December 16, 1999. None of the selected companies is directly comparable to FlashNet.

  The following table presents the ranges for FlashNet, Prodigy and the selected companies:

                                                                         FlashNet--
                                                             FlashNet--   based on
                            Ranges for                        based on     actual
                             selected             FlashNet-- management     price
                             companies             based on  estimates--    as of
                            (including              street     without   October 25,
                             Prodigy)     Prodigy estimates   financing     1999
                          --------------- ------- ---------- ----------- -----------
Closing price December
 16, 1999, except in the
 last column, as a
 percentage of 52 week
 high...................     15% to 98%     40%       13%       N.A.         14%
Enterprise value as a
 multiple of 1999
 revenue................   3.8x to 37.6x   7.3x      1.9x       2.0x        2.1x
Enterprise value as a
 multiple of latest
 quarter annualized
 revenue................   3.0x to 78.5x   6.9x      1.6x       N.A.        1.8x
Enterprise value divided
 by 1999 Q2
 subscribers............  $850 to $10,659 $1,707     $370       N.A.        $408
Enterprise value divided
 by 1999 Q3
 subscribers............  $678 to $10,066 $1,059     $333       N.A.        $368
1999 revenue divided by
 1999 Q3 subscribers....    $63 to $268    $146      $172       $165        N.A.
IBES long-term projected
 growth rates...........    35% to 118%     50%      N.A.       N.A.        N.A.

  Selected transactions analysis. Goldman Sachs reviewed and analyzed selected transactions involving other companies in the Internet service provider industry that it deemed relevant, MindSpring/NETCOM On-Line Communications Services, Incorporated, ICG Communications Inc./NETCOM, OneMain.com/various targets, RCN Corporation/Erols Internet Inc., MindSpring/Spry, Inc., Prodigy/SBC, EarthLink/MindSpring, Verio Inc./TABNet, and Verio/Hiway Technologies Inc. No company or transaction used in the analysis of the selected transactions is directly comparable to FlashNet and Prodigy or the merger. The number of subscribers for FlashNet used as a comparison was 244,000. Because no transaction reviewed was identical to the merger, an assessment of the results of the following analysis involves considerations and judgments concerning differences in financial and operating characteristics and other factors.

  The tables below summarize the results of this analysis.

                                                             Transactions where
                                                              subscribers were
                                                            primarily consumers
                                                            --------------------
Range of numbers of subscribers acquired................... 130,000 to 1,174,000
Range of enterprise value per subscriber acquired..........       $246 to $2,390

                                                                 Transactions
                                                                    where
                                                               subscribers were
                                                                  primarily
                                                                  businesses
                                                               ----------------
Range of numbers of subscribers acquired...................... 20,000 to 90,000
Range of enterprise value per subscriber acquired............. $3,650 to $4,435

  Contribution analysis. Goldman Sachs reviewed selected estimated future operating and financial information for Prodigy, on a pro-forma basis assuming completion of, and after giving effect to the SBC transaction, and for FlashNet for the annual periods from 2000 through 2004. Goldman Sachs based this information on estimates provided by Prodigy and FlashNet management and included estimates of numbers of subscribers and revenues. Goldman Sachs then determined implied exchange ratios based on the relative contributions. This analysis was performed using the without financing scenario for FlashNet. Goldman Sachs noted that the implied exchange ratios based on numbers of subscribers decreased from .44x for the 2000 period to .15x for the 2004 period. Goldman Sachs also noted that the implied exchange ratios based on revenues decreased from .47x for the 2000 period to .16x for the 2004 period.

  The tables below sets forth the results of this analysis.

     FlashNet--Without Financing vs. Prodigy after giving effect to the SBC transaction

Implied Exchange Ratios based on Subscribers..................... 0.15x to 0.44x
Implied Exchange Ratios based on Revenue......................... 0.16x to 0.47x

  Goldman Sachs also reviewed selected historical and estimated future operating and financial information, including numbers of subscribers and revenues, for FlashNet and Prodigy, without assuming the completion of the SBC transaction, based on actual results provided by their respective managements for 1998 and the first three quarters of 1999 and on their respective managements' estimates for the annual periods from 1999 through 2004. Goldman Sachs then determined implied exchange ratios based on the relative contributions. In the without financing scenario, Goldman Sachs noted that the implied exchange ratios based on numbers of subscribers had decreased from 1.54x in 1998 to 1.46x, 1.24x and .86x for the first, second and third quarters of 1999, respectively. Goldman Sachs also noted that the implied exchange ratios based on numbers of subscribers decreased from .63x for the 1999 period to .17x for the 2004 period. In addition, Goldman Sachs noted that the implied exchange ratios based on revenues decreased from .96x for the 1999 period to
 .25x for the 2004 period. In the with financing scenario, Goldman Sachs noted that the implied exchange ratios based on numbers of subscribers had decreased from 1.54x in 1998 to 1.46x, 1.24x and .86x for the first, second and third quarters of 1999, respectively. Goldman Sachs also noted that the implied exchange ratios based on numbers of subscribers decreased from .67x for the 1999 period to .36x for the 2004 period. In addition,

Goldman Sachs noted that the implied exchange ratios based on revenues decreased from .97x for the 1999 period to .54x for the 2004 period. Goldman Sachs performed these analyses using the with financing and without financing scenarios for FlashNet.

  The tables below sets forth the results of these analyses.

                    FlashNet--Without Financing vs. Prodigy

Implied Exchange Ratios based on Subscribers..................... 0.17x to 1.54x
Implied Exchange Ratios based on Revenue......................... 0.25x to 1.16x

                      FlashNet--With Financing vs. Prodigy

Implied Exchange Ratios based on Subscribers..................... 0.36x to 1.54x
Implied Exchange Ratios based on Revenue......................... 0.54x to 1.16x

  Discounted cash flow analysis. Goldman Sachs performed a discounted cash flow analysis of FlashNet alone as compared to Prodigy, on a pro-forma basis assuming completion of, and after giving effect to, the SBC transaction and as compared to FlashNet, for the annual periods form 2000 through 2004. Goldman Sachs based this analysis on estimates provided by Prodigy and FlashNet management. Goldman Sachs performed the FlashNet standalone analyses using the with financing and without financing scenarios. Goldman Sachs performed these analyses for FlashNet and Prodigy combined only using the without financing scenario. Goldman Sachs calculated the net present value of various free cash flows for the annual periods 2000 through 2004 using various discount rates. Goldman Sachs calculated implied per share values in the year 2004 based on multiples ranging from 8.0x to 12.0x of earnings before interest, tax, depreciation and amortization and then discounted these terminal values using the same discount rates. The discount rates Goldman Sachs used ranged from 14% to 18% for FlashNet alone in the without financing scenario and 18% to 22% in the with financing scenario. The discount rates Goldman Sachs used ranged from 12% to 16% for FlashNet and Prodigy combined.

  The tables below sets forth the results of these analyses.

FlashNet standalone With Financing
Using discount rates from 18% to 22% and terminal multiples of 2004 earnings before interest, tax, depreciation and amortization ranging from 8.0x to
 12.0x
Implied enterprise value per 2004 subscriber.................     $657 to $986
Implied per share value......................................  $7.63 to $11.76
FlashNet standalone Without Financing
Using discount rates from 14% to 18% and terminal multiples of 2004 earnings before interest, tax, depreciation and amortization ranging from 8.0x to
 12.0x
Implied enterprise value per 2004 subscriber.................     $343 to $514
Implied per share value......................................   $2.65 to $3.88
FlashNet without financing and Prodigy after giving effect to the SBC transaction
Using discount rates from 12% to 16% and terminal multiples of 2004 earnings before interest, tax, depreciation and amortization ranging from 8.0x to
 12.0x
Implied enterprise value per 2004 subscriber.................     $522 to $728
Implied value per FlashNet share.............................  $7.43 to $12.21

  Goldman Sachs also performed a discounted cash flow analysis of FlashNet and Prodigy, without assuming the completion of the SBC transaction, combined using projections provided by the managements of FlashNet and Prodigy for the years 1999 through 2004. These analyses were performed for FlashNet and Prodigy combined only using the without financing scenario. Goldman Sachs calculated the net present value of various free cash flows for the years 1999 through 2004 using various discount rates. Goldman Sachs calculated implied per share values in the year 2004 based on multiples ranging from 8.0x to 12.0x of earnings before interest, tax, depreciation and amortization and then discounted these terminal values using the same discount rates. The discount rates used by Goldman Sachs ranged from 12% to 16% for FlashNet and Prodigy combined.

  The tables below sets forth the results of these analyses.

FlashNet--Without Financing and Prodigy Combined
Using discount rates from 12% to 16% and terminal multiples of 2004 earnings before interest, tax, depreciation and amortization ranging from 8.0x to
 12.0x
Implied enterprise value per 2004 subscriber..................   $452 to $678
Implied value per FlashNet share.............................. $5.83 to $9.37

  Future value analysis. Goldman Sachs performed an analysis in which it calculated the implied present value per share of FlashNet alone as compared Prodigy, on a pro-forma basis assuming completion of, and after giving effect to, the SBC transaction and as compared to FlashNet, for the annual periods from 2000 through 2004. Goldman Sachs based this analysis on estimates provided by Prodigy and FlashNet management. Goldman Sachs calculated the net present value of share prices determined by multiplying the projected number of subscribers by fixed multiples of enterprise value per subscriber. The fixed multiple used for FlashNet alone was $333 enterprise value per subscriber, which is the enterprise value of FlashNet on December 16, 1999 divided by the number of FlashNet subscribers at the end of the third quarter of 1999. The fixed multiples used for FlashNet and Prodigy combined were $1,059 enterprise value per subscriber, which is the enterprise value of Prodigy on December 16, 1999 divided by the number of Prodigy subscribers at the end of the third quarter of 1999, and $1,007 enterprise value per subscriber, which is the weighted average of $333 and $1,059 based on the relative market capitalizations of FlashNet and Prodigy. This analysis was performed using the without financing scenario described above. The discount rates used by Goldman Sachs were 16% for FlashNet alone and 14% for FlashNet and Prodigy combined.

  The table below sets forth the results of these analyses.

                                                             Implied Present
                                                                  Value
                                                                Per Share
                                                            ------------------
                                                            1999  2000   2001
                                                            ----- ----- ------
FlashNet standalone without financing
Using a 16% discount rate.................................. $5.83 $4.32 $ 3.46
FlashNet without financing and Prodigy after giving effect
 to the SBC transaction
Using a 14% discount rate and a multiple of $1,059
 enterprise value per subscriber...........................  N.A. $8.87 $10.45
Using a 14% discount rate and a multiple of $1,007
 enterprise value per subscriber...........................  N.A. $8.43 $ 9.94

  Goldman Sachs also performed an analysis in which it calculated the implied present value per share of FlashNet alone as compared to FlashNet and Prodigy, without assuming the completion of the SBC transaction, combined using projections provided by the managements of FlashNet and Prodigy for the years 1999 through 2001. Goldman Sachs calculated the net present value of share prices determined by multiplying the projected number of subscribers by fixed multiples of enterprise value per subscriber. The fixed multiples used were the same as in the prior analyses. Goldman Sachs performed these analyses using the with financing and without financing scenarios for FlashNet. The discount rates Goldman Sachs used were 16% for FlashNet alone and 14% for FlashNet and Prodigy combined.

  The table below sets forth the results of these analyses.

                                                              Implied Present
                                                              Value Per Share
                                                            -------------------
                                                            1999   2000   2001
                                                            ----- ------ ------
FlashNet standalone
 Without financing......................................... $5.83 $ 4.32 $ 3.46
 With financing............................................ $6.10 $ 5.79 $ 5.35
FlashNet and Prodigy combined
 Without financing and using a multiple of $1,059
  enterprise value per subscriber.......................... $9.05 $10.03 $10.97
 Without financing and using a multiple of $1,007
  enterprise value per subscriber.......................... $8.60 $ 9.53 $10.43
 With financing and using a multiple of $1,059 enterprise
  value per subscriber..................................... $9.11 $10.39 $11.45
 With financing and using a multiple of $1,007 enterprise
  value per subscriber..................................... $8.66 $ 9.88 $10.89

  Analysis at various prices. Goldman Sachs assumed, for purposes of illustration, various premiums and discounts to Prodigy's December 16, 1999 stock price and calculated the implied premium to the FlashNet stock price as of October 25, 1999 and as of December 16, 1999, based on the exchange ratio in the merger.

  The table below sets forth the results of this analysis.

Assumed Premium (Discount)
to Prodigy 12/16/99 Stock
Price                         (20)%    (10)%      0%     10%     20%     30%
--------------------------    ------   ------   ------  ------  ------  ------
 . Resulting Prodigy stock
  price.....................  $16.20   $18.23   $20.25  $22.28  $24.30  $26.33
 . Implied premium to
  FlashNet stock price as of
  10/25/99..................   (19.7)%   (9.7)%    0.4%   10.4%   20.4%   30.5%
 . Implied premium to
  FlashNet stock price as of
  12/16/99..................   (13.2)%   (2.3)%    8.5%   19.4%   30.2%   41.1%

  Goldman Sachs also calculated the implied enterprise value of FlashNet as a multiple of subscribers and as a multiple of revenues, using the same premiums and discounts to Prodigy's stock price as of December 16, 1999. These calculations were for 1998 and the first through third quarters of 1999 using actual results provided by the management of FlashNet and for the years 1999 through 2001 using projections provided by the management of FlashNet. Goldman Sachs performed these analyses using the with financing and without financing scenarios for FlashNet for the projected periods.

  The table below sets forth the results of this analysis.

Premium to Prodigy stock
price                        (20)%        (10)%          0%          10%          20%          30%
------------------------  ------------ ------------ ------------ ------------ ------------ ------------
 . Resulting Prodigy
  stock prices..........     $16.20       $18.23       $20.25       $22.28       $24.30       $26.33
 . With financing--
  Implied enterprise
  value as a multiple of
  subscribers...........  $223 to $372 $264 to $440 $304 to $509 $345 to $577 $386 to $645 $427 to $713
 . Without financing--
  Implied enterprise
  value as a multiple of
  subscribers...........  $263 to $393 $312 to $465 $360 to $537 $408 to $609 $457 to $681 $505 to $753
 . With financing--
  Implied enterprise
  value as a multiple of
  revenue...............  0.9x to 2.4x 1.1x to 2.8x 1.3x to 3.3x 1.4x to 3.7x 1.6x to 4.1x 1.8x to 4.6x
 . Without financing--
  Implied enterprise
  value as a multiple of
  revenue...............  1.3x to 2.4x 1.5x to 2.8x 1.7x to 3.3x 2.0x to 3.7x 2.2x to 4.1x 2.4x to 4.6x

  In addition, Goldman Sachs calculated the implied enterprise value of FlashNet as a multiple of subscribers and as a multiple of revenues, using the same premiums and discounts to Prodigy's stock price as of December 16, 1999. These calculations were for the years 2000 through 2004 using projections provided by the managements of FlashNet and Prodigy. Goldman Sachs performed these analyses using the without financing scenario.

  The table below sets forth the results of this analysis.

Premium to Prodigy stock
price                        (20)%        (10)%          0%          10%          20%          30%
------------------------  ------------ ------------ ------------ ------------ ------------ ------------
 . Resulting Prodigy
  stock prices..........     $16.20       $18.23       $20.25       $22.28       $24.30       $26.33
 . Implied enterprise
  value as a multiple of
  subscribers...........  $232 to $570 $263 to $644 $293 to $719 $324 to $794 $354 to $869 $385 to $944
 . Implied enterprise
  value as a multiple of
  revenue...............  0.8x to 2.9x 1.0x to 3.3x 1.1x to 3.6x 1.2x to 4.0x 1.3x to 4.4x 1.4x to 4.8x

  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of each of these analyses in their totality. No company or transaction used in the above analyses as a comparison is directly comparable to FlashNet, Prodigy or the merger. Goldman Sachs prepared the analyses solely for the purpose of providing its opinion to the FlashNet board of directors as to the fairness from a financial point of view of the exchange ratio. The analyses are not appraisals and do not reflect necessarily the prices at which businesses or securities actually may be sold. Analyses based on forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Because these analyses are inherently subject to uncertainty, being based on numerous factors or events beyond the control of the parties or their respective advisors, none of FlashNet, Prodigy, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast. As described above, Goldman Sachs' opinion to the FlashNet board of directors was one of many factors taken into consideration by the FlashNet board of directors in making its determination to approve the merger agreement. This summary is not a complete description of the analysis performed by Goldman Sachs. You should read the entire opinion of Goldman Sachs in Annex A.

Interests of Executive Officers and Directors of FlashNet in the Merger

  In considering the recommendation of the FlashNet board of directors with respect to the merger, you should be aware that some executive officers and directors of FlashNet have interests in the merger that are in addition to your interests as a shareholder of FlashNet generally. The FlashNet board of directors was aware of these potential conflicts and considered them in approving the merger.

 Stock Ownership and Voting

  Each of the executive officers and directors of FlashNet and their respective affiliates and one former executive officer who own FlashNet common stock have entered into a stockholder agreement with Prodigy relating to the proposed merger. As of the record date for the special meeting, these parties collectively owned 4,014,679 shares of the outstanding shares of FlashNet common stock, or approximately 28% of the outstanding shares of FlashNet common stock. In the stockholder agreement, these parties agreed to vote all of the shares of FlashNet common stock over which they exercise voting control in favor of the merger against any competing merger proposal.

 Acceleration of Stock Options

  Executive officers and directors of FlashNet who hold options to purchase FlashNet common stock will have their options converted to options to acquire Prodigy common stock in connection with the merger. All unvested options issued under FlashNet's 1997 stock incentive plan, including the options of executive officers and directors, have fully vested as a result of notice given to the option holders of the pending merger, including:

  . options to purchase 270,868 shares of FlashNet common stock held by Scott Leslie, the president, chief executive officer and a director of FlashNet;

  . options to purchase 15,000 shares of FlashNet common stock held by Lee Thurburn, the chairman of the board of FlashNet;

  . options to purchase 202,993 shares of FlashNet common stock held by Andrew Jent, an executive vice president and the chief financial officer of FlashNet;

  . options to purchase 40,980 shares of FlashNet common stock held by James Francis, a director of FlashNet;

  . options to purchase 30,980 shares of FlashNet common stock held by Kevin Stadtler, a director of FlashNet; and

  . options to purchase 15,000 shares of FlashNet common stock held by John Kleinheinz, a director of FlashNet.

 Change in Control Agreements

  Mr. Leslie and Mr. Jent each have agreements with FlashNet that require FlashNet to pay them 12 months of salary if there is a material change in the nature or scope of their duties of employment after a change in control. Prodigy has reached agreements in principle with Mr. Leslie and Mr. Jent modifying the severance arrangements for them. Under these agreements, each of Mr. Leslie and Mr. Jent will agree to continue their full-time employment with FlashNet for three months after the effective date of the merger and will continue to work part-time on a consulting basis for another three months at their current salary and bonus levels. After the expiration of their employment, Mr. Leslie will receive 18 monthly severance payments of $18,750 and Mr. Jent will receive twelve monthly severance payments of $15,833. Each of them also will receive fully-paid health care benefits through the end of their respective severance periods.

 Ownership of Prodigy Common Stock

   On November 5, 1999, the date of the approval of the merger by the FlashNet board of directors, Mr. Thurburn owned 1,000 shares of Prodigy common stock. Mr. Thurburn continues to own these shares. In addition, subsequent to November 5, 1999, Global Undervalued Securities Fund, L.P., which is controlled by Mr. Kleinheinz, acquired shares of Prodigy common stock. Global Undervalued Securities Fund owned 87,800 shares of Prodigy common stock on December 20, 1999 and 266,700 shares of Prodigy common stock on April 18, 2000.

 Indemnification Arrangements

  Under the merger agreement, Prodigy has agreed, for a period of six years after the effective date of the merger, to cause FlashNet, as the surviving corporation in the merger, to indemnify each present and former officer and director of FlashNet against liabilities incurred by any of them to the same extent that the indemnification obligation existed on the date of the merger agreement under FlashNet's restated articles of incorporation, its bylaws, the Texas Business Corporations Act, any indemnification agreement between FlashNet or its officer or director or otherwise.

Treatment of FlashNet Common Stock

  In the merger, each share of FlashNet common stock will be exchanged for 0.35 share of Prodigy common stock.

  Holders of FlashNet common stock should not send in any certificates representing FlashNet common stock. Following the effective time of the merger, holders of FlashNet common stock will receive instructions for the surrender and exchange of their stock certificates.

Accounting Treatment of the Merger

  Under Accounting Principles Board Opinion No. 16, the accounting for the acquisition of FlashNet will follow the purchase method of accounting, where the assets acquired and liabilities assumed are recorded at fair value by the acquiring company. Any excess of purchase price over the fair market value of the tangible and intangible assets acquired will be treated as goodwill.

Regulatory Approvals

  Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, Prodigy may not complete the acquisition of shares of FlashNet common stock in the merger until notifications have been furnished to the Federal Trade Commission and the Antitrust Division of the Department of Justice and the required waiting period has been satisfied. Prodigy and FlashNet each filed a pre-merger notification and report form with the FTC and the Antitrust Division on December 15, 1999. On January 14, 2000, the applicable waiting period under the Hart-Scott-Rodino Act expired without comment from the FTC or the Antitrust Division. Therefore, the merger is deemed to have received antitrust approval and may be consummated, pending compliance with the other closing conditions.

  At any time before the effective time of the merger, the Antitrust Division, the FTC or a private person or entity could seek under antitrust laws, among other things, to enjoin the merger and any time after the effective time of the merger, to cause Prodigy to divest itself, in whole or in part, of the surviving corporation of the merger or of businesses conducted by the surviving corporation of the merger. There can be no assurance that a challenge to the merger will not be made or that, if a challenge is made, Prodigy will prevail. The obligations of Prodigy and FlashNet to complete the merger are subject to the condition that any applicable waiting period under the Hart-Scott-Rodino Act shall have expired without action by the Antitrust Division or the FTC to prevent completion of the merger. See "The Merger Agreement--Conditions to Obligations to Complete the Merger."

Material United States Federal Income Tax Considerations

  The discussion below summarizes the material United States federal income tax considerations generally applicable to United States holders of FlashNet common stock who, pursuant to the merger, exchange their FlashNet common stock solely for Prodigy common stock. Completion of the merger is conditioned on Prodigy's receipt of an opinion from Hale and Dorr LLP or Brobeck, Phleger & Harrison LLP, if Hale and Dorr does not provide the opinion, and FlashNet's receipt of an opinion from Brobeck or Hale and Dorr, if Brobeck does not provide the opinion, to the effect that the merger will qualify for federal income tax purposes as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code. FlashNet will not waive this condition without resoliciting shareholder approval. The discussion below assumes that the merger will be treated in accordance with the opinions of Hale and Dorr and Brobeck described in the preceding sentence which are included as exhibits 8.1 and 8.2 of the registration statement of which this proxy statement/prospectus forms a part.

  The discussion below and the opinions of Hale and Dorr and Brobeck are based on current provisions of the Internal Revenue Code, currently applicable United States Treasury regulations promulgated thereunder, and judicial and administrative decisions and rulings. The opinions of Hale and Dorr and Brobeck are based on the facts, representations and assumptions set forth or referred to in the opinions, including representations contained in certificates executed by officers of Prodigy and FlashNet. The opinions are not binding on the Internal Revenue Service or the courts, and there can be no assurance that the Internal Revenue Service or the courts will not take a contrary view. No ruling from the Internal Revenue Service has been or will be sought. Future legislative, judicial or administrative changes or interpretations could alter the statements and conclusions in this document, and these changes or interpretations could be retroactive and could affect the tax consequences of the merger to Prodigy, FlashNet and the shareholders of FlashNet.

  The discussion below does not purport to deal with all aspects of federal income taxation that may affect particular shareholders in light of their individual circumstances, and are not intended for shareholders subject to special treatment under federal income tax law. Shareholders subject to special treatment include insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign persons, shareholders who hold their stock as part of a hedge, appreciated financial position, straddle or conversion transaction, shareholders who do not hold their stock as capital assets and shareholders who have acquired their stock by exercising employee options or otherwise as compensation. In addition, the discussion below and the opinions do not consider the effect of any applicable state, local or foreign tax laws.

  Holders of FlashNet common stock are urged to consult their tax advisors as to the particular tax consequences to them as a result of the merger, including the applicability and effect of any state, local or foreign tax laws, and of changes in applicable tax laws.

  In the opinion of Hale and Dorr, counsel to Prodigy, and in the opinion of Brobeck counsel to FlashNet, the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Thus, the following tax consequences will result:

  . No gain or loss will be recognized by Prodigy, FlashNet or the transitory subsidiary solely as a result of the merger.

  . No gain or loss will be recognized by the holders of FlashNet common stock on the receipt of Prodigy common stock solely in exchange for FlashNet common stock in the merger, except to the extent of cash received in lieu of fractional shares.

  . Cash payments received by holders of FlashNet common stock in lieu of a fractional share will be treated as capital gain or loss measured by the difference between the cash payment received and the portion of the tax basis in the shares of FlashNet common stock surrendered that is allocable to the fractional share. Any gain or loss will be long-term capital gain or loss if the fractional share of Prodigy common stock has been held for more than one year at the effective time of the merger.

  . FlashNet shareholders' aggregate tax basis of the Prodigy common stock in the merger, including any fractional share of Prodigy common stock not actually received, will be the same as the aggregate tax basis of the FlashNet common stock surrendered in exchange.

  . The holding period of the Prodigy common stock received by each FlashNet shareholder in the merger will include the holding period for the FlashNet common stock surrendered in exchange, provided that the FlashNet common stock surrendered is held as a capital asset at the effective time of the merger.

  A successful Internal Revenue Service challenge to the "reorganization" status of the merger would result in a FlashNet shareholder recognizing gain or loss with respect to each share of FlashNet common stock surrendered in the merger equal to the difference between the FlashNet shareholder's basis in the share and the fair market value, as of the effective time of the merger, of the Prodigy common stock received in exchange. In the event of a successful challenge, a FlashNet shareholder's aggregate tax basis in the Prodigy common stock received would equal its fair market value, and the FlashNet shareholder's holding period for the stock would begin the day after the merger.

Resales of Prodigy Common Stock Issued in Connection with the Merger; Affiliate Agreements

  Prodigy common stock issued in connection with the merger will be freely transferable, except that shares of Prodigy common stock received by persons who are deemed to be "affiliates," as the term is defined by Rule 144 under the Securities Act, of FlashNet at the effective time of the merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Each executive officer and director and those who may be an affiliate of FlashNet has executed a written affiliate agreement providing, among other things, that the officer, director or affiliate will not offer, sell, transfer or otherwise dispose of any of the shares of Prodigy common stock obtained as a result of the merger except in compliance with the Securities Act and the related rules and regulations.

No Appraisal Rights

  Appraisal rights under the Texas Business Corporations Act are not available to shareholders of a Texas corporation if:

  . the securities of the corporation are listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers; and

  . the shareholders of the corporation are not required to accept in exchange for their stock anything other than stock in another corporation listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the NASD and cash in lieu of fractional shares.

  FlashNet shareholders will not have appraisal rights under the Texas Business Corporations Act with respect to the merger because:

  .  FlashNet common stock is traded on the Nasdaq National Market;

  . FlashNet shareholders are being offered only shares of Prodigy common stock which is traded on the Nasdaq National Market and cash in lieu of fractional shares.

Delisting and Deregistration of FlashNet Common Stock Following the Merger

  If the merger is completed, FlashNet's common stock will be delisted from the Nasdaq National Market and will be deregistered under the Securities Exchange Act of 1934, as amended.

                              THE MERGER AGREEMENT

  The following is a brief summary of the material provisions of the merger agreement, stock option agreement and stockholder agreement, copies of which are attached as Annex B to this proxy statement/prospectus and are incorporated by reference into this summary. While we believe that the summary covers the material terms of the merger agreement, this summary may not contain all of the information that is important to FlashNet shareholders. We urge all FlashNet shareholders to read the merger agreement, stock option agreement and stockholder agreement in their entirety for a more complete description of the terms and conditions of the merger, the option granted to Prodigy and related matters.

General

  Following the adoption of the merger agreement and approval of the merger by the FlashNet shareholders and the satisfaction or waiver of the other conditions to the merger, the transitory subsidiary, a wholly owned subsidiary of Prodigy, will merge into FlashNet. FlashNet will survive the merger as a wholly owned subsidiary of Prodigy. Immediately thereafter, FlashNet's assets and liabilities will be transferred to an operating partnership, along with Prodigy's other assets and liabilities, as part of Prodigy's pending transaction with SBC described below under "Pending SBC Transaction." If all conditions to the merger are satisfied or waived, the merger will become effective at the time of the filing by the surviving corporation of a certificate of merger with the Secretary of State of the State of Delaware and articles of merger with the Secretary of State of the State of Texas.

The Exchange Ratio and Treatment of FlashNet Common Stock

  At the effective time of the merger, generally, each issued and outstanding share of FlashNet common stock will be converted into 0.35 share of Prodigy common stock. However, shares held in the treasury of FlashNet and shares held by Prodigy or any of its wholly owned subsidiaries, will be canceled without conversion. Prodigy will adjust the exchange ratio for any stock split, reverse split, stock dividend, reorganization, recapitalization or other similar change with respect to Prodigy common stock occurring before the effective time.

  Based on the exchange ratio of 0.35 and the number of shares of FlashNet common stock outstanding on March 31, 2000, a total of approximately 5,000,000 shares of Prodigy common stock will be issued in the merger.

Treatment of FlashNet Stock Options

  At the effective time of the merger, FlashNet will terminate all FlashNet stock options that have exercise prices equal to or higher than the market price of FlashNet common stock at that time. Prodigy will assume each other outstanding option to purchase shares of FlashNet common stock, which will have become fully vested by virtue of the merger, previously granted by FlashNet under its stock option plans and convert them into options to purchase shares of Prodigy common stock on the same terms and conditions except for the vesting schedule. The number of shares of Prodigy common stock issuable on the exercise of FlashNet stock options assumed by Prodigy in the merger will be adjusted based on the exchange ratio. Any fractional shares of Prodigy common stock resulting from the adjustment will be rounded down to the nearest whole number. The exercise price per share of Prodigy common stock issuable under each FlashNet stock option will equal the aggregate exercise price of the FlashNet common stock purchasable under the FlashNet stock option divided by the number of shares of Prodigy common stock the FlashNet optionholder can purchase based on the exchange ratio. The exercise price will be rounded up to the nearest whole cent.

  Prodigy will reserve for issuance a sufficient number of shares of its common stock for delivery if a FlashNet optionholder exercises its options as described above. Within 10 business days after the effective time of the merger, Prodigy will file a registration statement on Form S-8 with respect to the assumed FlashNet stock option. During the period that any options remain outstanding, Prodigy will use its best efforts to maintain the effectiveness of any registration statement on Form S-8.

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Treatment of FlashNet Warrants

  To the extent it is not exercised prior to the merger, Prodigy will assume the warrant held by Ascend Communications to purchase shares of FlashNet common stock and convert it into a warrant to purchase shares of Prodigy common stock on the same terms and conditions. The number of shares of Prodigy common stock issuable on the exercise of the FlashNet warrant assumed by Prodigy in the merger, and the exercise price, will be adjusted based on the exchange ratio. The warrant currently covers 1,360,000 shares of FlashNet common stock at an exercise price of $.003 per share. Assuming no portion of the warrant is exercised prior to closing, after the merger, the warrant will cover 476,000 shares of Prodigy common stock at an exercise price of $.009 per share, and Prodigy will reserve 476,000 shares of Prodigy common stock for issuance on exercise of the warrant.

Termination of FlashNet Employee Stock Discount Purchase Plan and 401(k) Plan

  As of or prior to the effective time of the merger, FlashNet will terminate its employee stock discount purchase plan. If requested by Prodigy, FlashNet will also terminate its 401(k) plan immediately prior to the effective time of the merger.

Exchange of Certificates

  Exchange Agent; Exchange Procedures; No Further Ownership Rights. As soon as practicable after the effective time of the merger, Prodigy's exchange agent will mail to each record holder of FlashNet common stock a letter of transmittal and instructions for surrendering their certificates. Only those holders who properly surrender their certificates in accordance with the instructions will receive certificates representing shares of Prodigy common stock, cash in lieu of any fractional shares of Prodigy common stock and any dividends or distributions to which they are entitled. The surrendered certificates representing shares of FlashNet common stock will be canceled. After the effective time of the merger, under the merger agreement, each certificate representing shares of FlashNet common stock that have not been surrendered will only represent the right to receive:

  .  shares of Prodigy common stock;

  .  cash in lieu of any fractional shares of Prodigy common stock; and

  . dividends or distributions. Following the effective time of the merger, FlashNet will not register any transfers of shares of FlashNet common stock on its stock transfer books.

  No Fractional Shares. Prodigy will not issue any fractional shares of Prodigy common stock in the merger. Instead, each holder of shares of FlashNet common stock exchanged in connection with the merger who would otherwise be entitled to receive a fraction of a share of Prodigy common stock will receive cash, without interest, in an amount equal to the product of the fractional share multiplied by the average closing price per share of Prodigy common stock on the Nasdaq National Market during the ten consecutive trading days ending on and including the last trading day immediately prior to the effective time of the merger. As of the effective time of the merger, Prodigy will deposit with its designated exchange agent the shares of Prodigy common stock issuable in connection with the merger and cash in an amount sufficient to cover any fractional shares.

  Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made on or after the effective time of the merger with respect to shares of Prodigy common stock will be paid to the holder of any unsurrendered FlashNet certificate with respect to the shares of Prodigy common stock that the holder is entitled to receive, and no cash payment in lieu of fractional shares will be paid to the holder until the holder surrenders its FlashNet certificate. Upon surrender, Prodigy will pay to record holder of the certificate, without interest, any dividends or distributions with respect to the shares of Prodigy common stock which have a record date on or after the closing date of the merger and have become payable between the effective time of the merger and the time of surrender.

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  Lost Certificates. If any certificate representing shares of FlashNet common stock are lost, stolen or destroyed, a FlashNet shareholder must provide an appropriate affidavit of that fact. Prodigy may require the FlashNet shareholder to deliver a bond as indemnity against any claim that may be made against Prodigy with respect to any certificates alleged to have been lost, stolen or destroyed.

  Holders of FlashNet common stock should not send in their certificates until they receive a letter of transmittal from the exchange agent.

Representations and Warranties

  The merger agreement contains representations and warranties of Prodigy, FlashNet and the transitory subsidiary. These relate to:

  . their organization, existence, good standing, corporate power and similar corporate matters;

  .  their capitalization;

  . the authorization, execution, delivery, required filings and consents and performance and the enforceability of the merger agreement and related matters;

  .  any filings with the Securities and Exchange Commission;

  .  their financial statements;

  .  the absence of changes in their business;

  . the absence of conflicts, violations and defaults under their corporate charters and by-laws and other agreements and documents;

  .  brokers and related fees;

  .  litigation; and

  . the accuracy of information provided in connection with this proxy statement/prospectus.

  FlashNet also represented and warranted as to:

  .  required governmental and third-party consents;

  .  subsidiaries;

  .  the absence of undisclosed liabilities;

  .  subscriber information;

  .  the absence of restrictions on its business activities;

  .  owned and leased real properties;

  .  taxes and tax returns;

  .  employee benefit plans;

  .  material contracts;

  .  licenses and permits;

  .  insurance;

  .  compliance with laws;

  .  intellectual property;

  .  labor matters;

  .  environmental matters;

  .  assets;

  .  customers;

  .  transactions with affiliates;

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  .  absence of existing discussions with other parties regarding an acquisition proposal;

  . the actions by its board of directors that make Part Thirteen of the Texas Business Corporation Act statute inapplicable to this merger;

  .  year 2000 compliance;

  .  accounts receivable; and

  .  opinion of financial advisor.

Covenants of Prodigy and FlashNet

  Conduct of FlashNet's Business Prior to the Merger. Except as contemplated by the merger agreement, FlashNet has agreed that it and its subsidiaries will carry on their business in the ordinary course in substantially the same manner as previously conducted. Specifically, FlashNet has agreed that neither it nor any of its subsidiaries will, without the prior written consent of Prodigy:

  . declare, set aside or pay any dividends on or make any other distributions in respect of its shares of capital stock;

  . issue or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in substitution of its shares of capital stock;

  . purchase, redeem or otherwise acquire any shares of its capital stock or rights to acquire these shares;

  . issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any shares of capital stock or other securities, except pursuant to the exercise of outstanding options or warrants;

  .  amend its charter or bylaws;

  . acquire, either in whole or in part, any business, corporation, partnership, association, joint venture, limited liability company or other business organization;

  . acquire any assets that are material, in the aggregate, to FlashNet and any of its subsidiaries, taken as a whole, other than any assets FlashNet purchases in the ordinary course of business and consistent with past practice;

  . sell, lease, license, pledge, or otherwise dispose of or encumber any assets or property, other than in the ordinary course of business and consistent with past practice;

  . whether or not in the ordinary course of business or consistent with past practice, sell or dispose of any assets material to FlashNet and its subsidiaries, taken as a whole;

  .  adopt or implement any shareholder rights plan;

  . enter into an agreement with respect to any merger, consolidation, liquidation or business combination, or any acquisition or disposition of all or substantially all of the assets or securities of FlashNet or any of its subsidiaries;

  . incur any indebtedness for borrowed money other than indebtedness which existed on the unaudited balance sheet of FlashNet as of September 30, 1999;

  . issue or sell any debt securities or warrants or other rights to acquire any debt securities of FlashNet or any of its subsidiaries, guarantee any debt securities of another person or enter into any agreement to maintain any financial statement condition of another person;

  . make any loans, advances not in the ordinary course of business and inconsistent with past practice or capital contributions to, or investment in, any other person;

  . make any capital expenditure in excess of $500,000 in the aggregate for FlashNet and its subsidiaries, taken as a whole;

  . change its accounting methods or assumptions underlying these methods except as required by generally accepted accounting principles;

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  .  pay, discharge, settle or satisfy any claim, liability or obligation other than in the ordinary course of business and consistent with past practice or as reserved against on FlashNet's consolidated financial statements included in any reports or forms it had filed with the Securities and Exchange Commission prior to November 5, 1999;

  . waive any material benefits of any confidentiality, standstill or similar agreements to which FlashNet or any of its subsidiaries is a party;

  . modify, amend or terminate any material contract or agreement or knowingly waive, release or assign any material rights or claims;

  . enter into any material contract or agreement except in the ordinary course of business and consistent with past practice;

  . license any material intellectual property rights to or from any third party except in the ordinary course of business and consistent with past practice;

  . except as required to comply with applicable law, plans or agreements existing as of November 5, 1999, take any action with regard to any plans or agreements related to employee matters, including, adopting or terminating any employee benefit plan or employment or severance arrangement, materially increasing the compensation or fringe benefits of, or pay any bonus to, any director, officer or key employee, or accelerating the payment or vesting of any compensation or benefits;

  . initiate, compromise or settle any material litigation or arbitration proceeding;

  . make or rescind any tax election or settle or compromise any tax liability;

  .  close any facility or office;

  . invest funds in debt securities or other investments maturing more than 90 days after the date of investment;

  . fail to pay accounts payable and other obligations in the ordinary course of business and consistent with past practice; or

  . take or agree to take any action which would result in FlashNet's representations and warranties being untrue or incorrect in any material respect or that would result in the conditions of the merger set forth in the merger agreement not being satisfied in a material way.

  Prodigy and FlashNet have each agreed to use reasonable efforts to:

  . take all appropriate action to complete the transactions contemplated by the merger agreement as promptly as practical;

  . obtain any consents, licenses, permits, waivers, approvals, authorizations or orders from governmental entities or other third parties required in connection with the transactions contemplated by the merger agreement; and

  . make all necessary filings and submissions with respect to the transactions contemplated by the merger agreement under federal and state securities laws, antitrust laws and other applicable laws.

  Prodigy and FlashNet have also agreed to use reasonable efforts to obtain any governmental clearances or approvals required under antitrust laws before the closing of the merger. Prodigy has the right to direct any governmental proceedings or negotiations relating to those governmental clearances, as long as its allows FlashNet a reasonable opportunity to participate in the proceedings. Prodigy is not required either to divest any of its businesses, product lines or assets or take any other action that could reasonably be expected to have a material adverse effect on Prodigy or, if the merger is completed, Prodigy as combined with FlashNet, or to take any action with respect to government clearances or approvals if the Department of Justice or the FTC authorizes its staff to seek a preliminary injunction or restraining order to enjoin completion of the merger.

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  FlashNet is Restricted from Trying to Sell to Another Party.  FlashNet has agreed that neither it nor any of its subsidiaries will, directly or indirectly through their officers, directors, employees, financial advisors, representatives or agents:

  . solicit, initiate, or encourage any proposal that could reasonably be expected to lead to an alternative transaction;

  . engage in discussions or negotiations concerning, or provide any non-public information relating to, an alternative transaction; or

  . agree to or recommend an alternative transaction to the FlashNet shareholders.

The merger agreement defines an alternative transaction to mean:

  . an acquisition by a third party of more than 20% of the outstanding shares of FlashNet common stock by a tender offer, exchange offer, merger or similar transaction;

  . an acquisition of control by a third party of more than 20% of the fair market value of all FlashNet's assets; or

  . a public announcement by a third party of a proposal, plan, intention or agreement to do any of the above.

  However, FlashNet and the FlashNet board of directors may, if FlashNet has not breached this covenant:

  . furnish non-public information to, or enter into discussions or negotiations with, a third party in connection with an unsolicited bona fide written proposal for an alternative transaction or recommend any unsolicited bona fide written proposal to the FlashNet shareholders, if and only to the extent that:

    . the FlashNet board of directors believes in good faith, after consultation with its financial advisor, that the alternative transaction is reasonably capable of being completed on the terms proposed and constitutes a superior proposal to this merger, and the FlashNet board of directors determines in good faith after consultation with outside legal counsel that it must recommend the proposal to the FlashNet shareholders to comply with applicable fiduciary duties to shareholders;

    . prior to furnishing the non-public information to, or entering into discussions or negotiations with a third party, that third party provides to the FlashNet board of directors an executed confidentiality agreement no less favorable than the confidentiality agreement between Prodigy and FlashNet; and

    . prior to recommending a superior proposal, FlashNet gives Prodigy at least five business days' prior notice of its intent to recommend the superior proposal in order to provide Prodigy an opportunity to make a counterproposal which FlashNet and its advisors must negotiate in good faith with Prodigy during that period; or

  . comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an alternative transaction.

  FlashNet has agreed to notify Prodigy in reasonable detail both orally and in writing within 24 hours of receipt of any proposal for an alternative transaction or request for non-public information. FlashNet has agreed to continue to keep Prodigy informed on a current basis of the status of any discussions or negotiations and all material terms being discussed or negotiated.

  Director and Officer Indemnification. The merger agreement provides that for a period of six years after the effective time of the merger, Prodigy will cause the surviving corporation to honor its obligations to indemnify each present and former director and officer of FlashNet against any costs or expenses pertaining to matters existing or occurring at or prior to the effective time of the merger.

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Conditions to Obligations to Complete the Merger

  The obligations of Prodigy and FlashNet to effect the merger are subject to the satisfaction or waiver of the following conditions:

  . the FlashNet shareholders must have approved and adopted the merger agreement and the merger;

  . all applicable waiting periods, and any extensions of these periods, under the Hart-Scott-Rodino Act must have expired or been terminated;

  . the parties must have obtained all government authorizations and consents other than those the failure of which to obtain would not result in a material adverse effect on FlashNet or Prodigy;

  . the registration statement of which this proxy statement/prospectus is a part must have become effective and not be the subject of a stop order or other similar proceeding; and

  . there must be no order, executive order, stay, decree, judgment or injunction, or statute, rule or regulation in effect that makes the merger illegal.

  In addition, the obligations of Prodigy and the transitory subsidiary to effect the merger are subject to the satisfaction or waiver of the following conditions:

  . the representations and warranties of FlashNet in the merger agreement must be true and correct as of the date of the merger agreement and as of the closing date, unless the representations and warranties are made as of another date, in which case they must be true and correct as of that date, except where the failure to be true and correct has not had and is not reasonably likely to have a material adverse effect on FlashNet;

  . FlashNet must have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the effective time of the merger;

  . Prodigy receives an opinion from its counsel, or FlashNet's counsel if Prodigy's counsel does not provide the opinion, to the effect that the merger will be treated as a tax-free reorganization for federal income tax purposes under Section 368(a) of the Internal Revenue Code;

  .  FlashNet obtains all material third-party consents; and

  . Prodigy receives copies of the resignations of each FlashNet director and officer, except as otherwise specified.

  In addition, the obligation of FlashNet to effect the merger is subject to the satisfaction or waiver of the following conditions:

  . the representations and warranties of Prodigy and the transitory subsidiary in the merger agreement must be true and correct as of the date of the merger agreement and as of the closing date, unless the representations and warranties are made as of another date, in which case they must be true as of that date, except where the failure to be true and correct has not had, and is not reasonably likely to have a material adverse effect on Prodigy;

  . Prodigy and the transitory subsidiary must have performed in all material respects all obligations required to be performed by them under the merger agreement at or prior to the effective time of the merger; and

  . FlashNet receives an opinion from its counsel, or from Prodigy's counsel if FlashNet's counsel does not provide the opinion, to the effect that the merger will be treated as a tax-free reorganization for federal income tax purposes under Section 368(a) of the Internal Revenue Code. FlashNet will not waive this condition without resoliciting shareholder approval.

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Termination; Expenses and Termination Fees

 Termination

  The merger agreement may be terminated by written notice by the terminating party under the following circumstances at any time prior to the effective time of the merger:

  .  by mutual written consent of the parties;

  . by either party if the merger has not closed by May 31, 2000, unless the delay was due to the terminating party's failure to fulfill any obligation under the merger agreement;

  . by either Prodigy or FlashNet, if a governmental entity has issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, which permanently restrains, enjoins or otherwise prohibits the merger;

  . by either Prodigy or FlashNet, if at the special meeting of FlashNet shareholders the requisite vote of FlashNet's shareholders in favor of the merger agreement and the merger is not obtained and the terminating party is not in breach of the merger agreement;

  .  by Prodigy if:

    . the FlashNet board of directors fails to recommend approval of the merger agreement and the merger to the FlashNet shareholders or withdraws or modifies its recommendation;

    . the FlashNet board of directors fails to reconfirm its recommendation of the merger agreement and the merger to the FlashNet shareholders within five business days after Prodigy requests that it do so;

    . the FlashNet board of directors recommends to the FlashNet shareholders an alternative transaction;

    . a third party, other than Prodigy or an affiliate of Prodigy, commences a tender offer or exchange offer for the outstanding shares of FlashNet common stock and the FlashNet board of directors recommends that the FlashNet shareholders tender their shares in the tender or exchange offer, or within ten days after the tender or exchange offer is commenced, the FlashNet board of directors fails to recommend that the FlashNet shareholders reject the offer or takes no position with respect to the offer; or

    . for any reason FlashNet fails to call and hold the special meeting by May 30, 2000; or

  . by Prodigy or FlashNet, if there has been a breach of any representation, warranty, covenant or agreement of the merger agreement by the other party which is not cured within 10 days after the breaching party receives a written notice of the breach.

  If either Prodigy or FlashNet terminates the merger agreement because of any of the reasons above, all obligations of the parties under the merger agreement will terminate, except for the obligation to pay fees and expenses incurred by either party in connection with the merger and the requirement to maintain a confidentiality agreement. Furthermore, if Prodigy or FlashNet terminate the merger agreement there will be no liability, except for any liability for willful breaches of the merger agreement or the provisions of the stock option agreement, on the part of Prodigy, FlashNet, the transitory subsidiary or their respective officers, directors, shareholders or affiliates. In addition, the representation regarding the scheduled broker fees of Goldman Sachs, as well as the mutual confidentiality agreement dated October 21, 1999 between Prodigy and FlashNet, will survive any termination of the merger agreement.

 Expenses

  Except as set forth in this section, Prodigy and FlashNet will bear their own expenses incurred in connection with the merger. However, Prodigy and FlashNet will share equally any expenses, other than attorney's fees, incurred with respect to the printing and filing of this proxy statement/prospectus and the registration statement.

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  In addition to any termination fee described below, FlashNet has agreed to pay up to a maximum of $500,000 to Prodigy as reimbursement for its fees and expenses paid in connection with the merger if Prodigy terminates the merger agreement because the merger is not completed by May 31, 2000, because:

  . the representations and warranties of FlashNet fail to be true and correct, except to the extent that the failure has not had and is not reasonably likely to have a material adverse effect on FlashNet;

  . the requisite vote of FlashNet's shareholders in favor of the merger agreement and the merger is not obtained, except if Prodigy is in breach of the merger agreement;

  . the FlashNet board of directors fails to recommend approval of the merger agreement and the merger to the FlashNet shareholders or withdraws or modifies its recommendation;

  . the FlashNet board of directors fails to reconfirm its recommendation of the merger agreement and the merger to the FlashNet shareholders within five business days after Prodigy requests that it do so;

  . the FlashNet board of directors recommends to the FlashNet shareholders an alternative transaction;

  . a third party, other than Prodigy or an affiliate of Prodigy, commences a tender offer or exchange offer for the outstanding shares of FlashNet common stock and the FlashNet board of directors recommends that the FlashNet shareholders tender their shares in the tender or exchange offer, or within ten days after the tender or exchange offer is commenced, the FlashNet board of directors fails to recommend that the FlashNet shareholders reject the offer or takes no position with respect to the offer; or

  . for any reason FlashNet fails to call and hold the special meeting by May 30, 2000; or

  . there has been a breach of any representation, warranty or covenant of the merger agreement by FlashNet which is not cured within 10 days after FlashNet receives a written notice of the breach.

  In addition to any termination fee described below, Prodigy has agreed to pay up to a maximum of $500,000 to FlashNet as reimbursement for its fees and expenses paid in connection with the merger if FlashNet terminates the merger agreement because the merger is not completed by May 31, 2000, because:

  . the representations and warranties of Prodigy fail to be true and correct, except to the extent that the failure has not had and is not reasonably likely to have a material adverse effect on Prodigy;

  . there has been a breach of any representation, warranty or covenant of the merger agreement by Prodigy which is not cured within 10 days after Prodigy receives a written notice of the breach.

 Termination Fees

  FlashNet has agreed to pay Prodigy a $5 million termination fee if the merger agreement is terminated under the following circumstances:

  .  by Prodigy, because:

    . the FlashNet board of directors fails to recommend the merger agreement and the merger to the FlashNet shareholders or withdraws or modifies its recommendation;

    . the FlashNet board of directors fails to reconfirm its recommendation of the merger agreement and the merger to the FlashNet shareholders within five business days after Prodigy requests that it do so;

    . the FlashNet board of directors recommends to the FlashNet shareholders an alternative transaction;

    . a third party, other than Prodigy or an affiliate of Prodigy, commences a tender offer or exchange offer for the outstanding shares of FlashNet common stock and the FlashNet board of directors recommends that the FlashNet shareholders tender their shares in the tender or exchange offer, or within ten days after the tender or exchange offer is commenced, the FlashNet board of directors fails to recommend that the FlashNet shareholders reject the offer or takes no position with respect to the offer; or

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  .  for any reason FlashNet fails to call and hold the special meeting by
     May 30, 2000;

  . by Prodigy, because there has been a breach of any representation, warranty or covenant of the merger agreement by FlashNet which is not cured within 10 days after FlashNet receives a written notice of the breach from Prodigy; or

  . by Prodigy or FlashNet because FlashNet fails to obtain the requisite vote of FlashNet shareholders to approve the merger agreement.

  Prodigy has agreed to pay FlashNet a $5 million termination fee if FlashNet terminates the merger agreement because of a breach of any representation, warranty or covenant of the merger agreement by Prodigy which is not cured within 10 days after Prodigy receives a written notice of the breach from FlashNet.

  If applicable, any expenses and fees payable as described above shall be paid within one business day after demand for the payment is made following the first to occur of the relevant termination events giving rise to the payment obligation.

Amendment

  Generally, the board of directors of each of Prodigy and FlashNet may amend the merger agreement at any time prior to the effective time. However, after the FlashNet shareholders approve the merger agreement, any amendment will be restricted by the Texas Business Corporations Act. Amendments must be in writing and signed by all parties.

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                               RELATED AGREEMENTS

Stock Option Agreement

  In connection with the merger agreement, Prodigy and FlashNet entered into a stock option agreement, dated as of November 5, 1999. The option agreement grants Prodigy the right to purchase up to 2,837,475 shares of FlashNet common stock, constituting approximately 19.9% of the outstanding shares of FlashNet common stock, at an exercise price of $8.6625 per share, subject to adjustment. However, Prodigy may not exercise this option to acquire more than 19.9% of the outstanding shares of FlashNet common stock. The option becomes exercisable after the earliest to occur of the following:

  .  Prodigy terminates the merger agreement because:

    . the FlashNet board of directors fails to recommend the merger agreement and the merger to the FlashNet shareholders or withdraws or modifies its recommendation;

    . the FlashNet board of directors fails to reconfirm its recommendation of the merger agreement and the merger to the FlashNet shareholders within five business days after Prodigy requests that it do so;

    . the FlashNet board of directors approves or recommends to the FlashNet shareholders an alternative transaction;

    . a third party, other than Prodigy or an affiliate of Prodigy, commences a tender offer or exchange offer for the outstanding shares of FlashNet common stock and the FlashNet board of directors recommends that the FlashNet shareholders tender their shares in the tender or exchange offer, or within ten days after the tender or exchange offer is commenced, the FlashNet board of directors fails to recommend that the FlashNet shareholders reject the offer or takes no position with respect to the offer; or

    . for any reason FlashNet fails to call and hold the special meeting by May 30, 2000;

  . Prodigy terminates the merger agreement because FlashNet breaches a representation, warranty or covenant of the merger agreement, which excuses Prodigy from its obligation to effect the merger, such as the condition relating to FlashNet being year 2000 compliant, and is not cured within ten days after FlashNet receives a written notice of the breach from Prodigy; and

  . an alternative transaction has been proposed or completed prior to the special meeting of FlashNet shareholders, and the termination fee of $5 million becomes payable to Prodigy because FlashNet fails to receive the requisite shareholder vote for approval of the merger agreement and the merger, in which event Prodigy may exercise its option immediately prior to the occurrence of any event causing the termination fee to become payable.

  Once the option is exercisable, Prodigy may exercise its option in whole or in part, at any time or from time to time, prior to its termination. The option will terminate upon the earliest of:

  .  the effective time of the merger;

  . termination of the merger agreement under circumstances that do not entitle Prodigy to receive a termination fee;

  . the date on which Prodigy realizes a total profit of $5 million based on the sum of the amount of cash received by Prodigy as a result of the termination of the merger agreement plus cash amounts available to Prodigy from actual or potential sales of the shares of FlashNet common stock issuable to Prodigy on exercise of its option less Prodigy's purchase price for FlashNet's shares; and

  . 90 days after the date on which the merger agreement is terminated, unless Prodigy cannot exercise its option or FlashNet cannot deliver to Prodigy the shares of FlashNet common stock purchased on exercise of the option because conditions to FlashNet's obligation to deliver the shares have not been met, in which case the option will not expire until 30 days after the impediment to exercise has been removed.

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  At any time during which Prodigy's option is exercisable, Prodigy has the right to cause FlashNet to repurchase from Prodigy all or any portion of Prodigy's option, to the extent not previously exercised, and the shares of FlashNet common stock that Prodigy purchased by exercising its option. Prodigy must give written notice to FlashNet of its demand for repurchase.

  The repurchase price for Prodigy's option is the difference between the market/tender offer price and the purchase price, if the market/tender offer price is greater. The market/tender offer price is the greater of:

  . the price per share of FlashNet common stock offered pursuant to a tender or exchange offer or an acquisition proposal that was made prior to and not terminated or withdrawn as of the date on which Prodigy gave notice of its repurchase demand to FlashNet; and

  . the average of the closing price per share of FlashNet common stock on the Nasdaq National Market for the ten trading days immediately preceding the notice date.

  The purchase price is the product of the exercise price per share of FlashNet common stock and the number of shares of FlashNet common stock purchasable pursuant to the option for which Prodigy is demanding repurchase.

  The repurchase price for the shares of FlashNet common stock that Prodigy had acquired by exercising its option is the product of:

  . the number of shares of FlashNet common stock for which Prodigy is demanding repurchase; and

  . the purchase price per share plus the difference between the market/tender offer price and the purchase price, if the market/tender offer price paid by Prodigy for the shares of FlashNet common stock is greater.

  In the event that FlashNet is prohibited under applicable law or regulation, or as a consequence of administrative policy, from repurchasing in full the option or shares of FlashNet common stock as demanded by Prodigy, then FlashNet must immediately notify Prodigy of the prohibition. In addition, within five business days after each date on which FlashNet is no longer so prohibited, FlashNet must deliver to Prodigy that portion of the repurchase price. However, during the prohibition period and if FlashNet is using its best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable to accomplish the repurchase, Prodigy may revoke its notice demanding repurchase, in whole or to the extent of the prohibition. If Prodigy revokes its notice, FlashNet must promptly deliver to Prodigy the portion of the repurchase price which FlashNet is not prohibited from delivering and, as appropriate:

  . a new stock option agreement evidencing Prodigy's right to purchase that number of shares of FlashNet common stock obtained by multiplying the number of shares of FlashNet common stock for which the surrendered stock option agreement was exercisable at the time of delivery of the notice by a fraction, the numerator of which is the repurchase price less the portion of the repurchase price previously delivered to Prodigy, and the denominator of which is the repurchase price; and

  . a certificate for the shares of FlashNet common stock that FlashNet is then so prohibited from repurchasing.

  FlashNet has agreed to file up to two registration statements within two years following any purchase by Prodigy of shares of FlashNet common stock under the option to register the resale by Prodigy of those shares under applicable federal and state securities laws.

Stockholder Agreement

  As an inducement to Prodigy to enter into the merger agreement, some of the FlashNet shareholders, who now beneficially own an aggregate of 4,014,679 shares of FlashNet common stock, entered into a stockholder agreement with Prodigy, dated as of November 5, 1999, agreeing to vote their shares in favor of the merger agreement and the merger and against any alternative transactions. The shareholders retain the right to vote their shares on all other matters.

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  The shareholders also agreed to execute a proxy, which would give Prodigy, or any nominee of Prodigy, the limited right to vote each of the 4,014,679 shares of FlashNet common stock as lawful attorney and proxy, at every FlashNet shareholders meeting and every written consent in lieu of a meeting, in favor of approval of the merger and the merger agreement. The stockholder agreement terminates upon the earlier of the merger becoming effective in accordance with the terms and provisions of the merger agreement and the termination of the merger agreement.

Advances from Prodigy

  On April 26, 2000, Prodigy agreed to loan FlashNet up to $2,000,000 to fund operations. Advances will be unsecured, bear interest at an annual rate of 12% and are due October 26, 2000. As of May 5, 2000, no advances had been made under these arrangements.

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                               PRODIGY'S BUSINESS

  Prodigy is a leading nationwide Internet service provider that provides fast and reliable Internet access and other Internet-based services. Prodigy's nationwide Internet service offering, customer base and well recognized brand name have made it a leading national Internet service provider. Prodigy tailors its services to target the consumer, small business and U.S. Hispanic markets. Prodigy has nationwide brand recognition and customer acquisition not available to regional and local Internet service providers. Prodigy utilizes a nationwide network covering over 850 cities in all 50 states. This network allows approximately 90% of the United States population to access Prodigy's services with a local telephone call. Prodigy believes its scalable technology allows it to grow cost-effectively without significant capital expenditures. The number of billable subscribers to Prodigy Internet, including subscribers who switched from Prodigy's original Prodigy Classic online service, increased from 221,000 at December 31, 1997 to 1,138,000 at December 31, 1999.

  Prodigy Internet enables subscribers to use the Internet as a productivity tool by allowing subscribers to obtain and communicate desired information quickly and efficiently in an easy and personalized manner. Prodigy Internet users receive fast and reliable access to the Internet, Prodigy-branded and partner-branded content and other member services. Prodigy is expanding its Web hosting and electronic commerce services for business customers. Prodigy believes that its extensive experience in operating a large data center with electronic commerce applications positions it well for growth in these areas. Prodigy has introduced or is introducing various Internet-based services, such as Web-based email, chat, personal Web pages, instant messaging, long-distance telephone services, Internet-based telephone and fax services and online customer billing.

  Prodigy has been an online pioneer since its inception in 1984. Prodigy launched Prodigy Classic as the world's first consumer-focused online service in 1988. Prodigy Classic featured custom content, e-mail and chat rooms and was based on technologies owned by Prodigy. In October 1996, Prodigy launched Prodigy Internet, a service allowing consumers with any computer operating system to access the Internet. Prodigy Classic was discontinued in October 1999 as Prodigy completed the transition to Prodigy Internet. Since the autumn of 1997, Prodigy has focused on expanding the Prodigy Internet subscriber base and introducing additional Internet-based services. Prodigy has also used outside companies for network coverage, customer support and content. Due to these initiatives, Prodigy has substantially reduced its fixed operating costs and number of employees. Prodigy believes it can accommodate sustained subscriber growth cost-effectively without significant capital expenditures.

Industry Background

 Growth of the Internet and Electronic Commerce

  The Internet is a collection of computer networks that links millions of public and private computers to form the largest computer network in the world. It has become an important global communications medium, enabling millions of people to obtain and share information and conduct business electronically, and a critical tool for information and communications for many users. The Internet has grown rapidly in recent years, both in the number of Web users and Web sites. Many factors are driving the growth in the number of Web users and Web sites, including:

  .  the large and growing number of personal computers;

  .  the declining cost of computers;

  .  advances in the performance and speed of personal computers and modems;

  .  easier and alternative access to the Internet; and

  . the increasing importance of the Internet for communications, information and commerce.

For many businesses, the Internet has created a new communications and sales channel enabling large numbers of geographically dispersed organizations and consumers to be reached quickly and cost-effectively.

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 Evolution of the Internet Services Market

  Today, the Internet services market consists primarily of Internet access. Access services include dial-up access for individuals and small businesses and high-speed dedicated access primarily for larger organizations. The rapid development and growth of the Internet have resulted in a highly fragmented industry, consisting of more than 5,000 Internet service providers in the United States, most of which operate as small, local businesses. The Internet services industry is expected to undergo substantial consolidation, especially among mid-sized Internet service providers, over the next few years.

  Internet service providers vary widely in geographic coverage, customer focus and the nature and quality of services provided to subscribers. Few Internet service providers offer nationwide coverage, have a brand name with nationwide recognition or can grow significantly without additional investment in infrastructure. Internet service providers may concentrate on specific types of customers that differ from the target markets of other Internet service providers. Services offered by Internet service providers can range from simple dial-up access to highly organized, personalized access coupled with value-added services. Prodigy believes that consumers generally focus on speed and reliability of access, ease of use, customer service and price as they evaluate an Internet service provider. In addition, Prodigy believes many business customers want all their Internet-based requirements, such as Internet access, Web hosting and electronic commerce applications, met by a single provider.

  Internet operations, including Web hosting and electronic commerce, are increasingly becoming critical to businesses. However, many businesses lack the resources and expertise to develop, maintain and enhance, on a cost-effective basis, successful Internet operations. As a result, businesses increasingly use outside companies to enhance Web site reliability and performance, provide continuous operation of their Internet-based functions and reduce operating expenses. By outsourcing these services, companies can focus on their business rather than using their resources to support Internet operations.

  As a result, there is increasing demand for Internet service providers to offer electronic commerce services that businesses can establish quickly and easily. An increasing number of Internet service providers supplement their basic Internet access services with a variety of commercial services that facilitate electronic commerce, such as hosting web sites, online customer billing, co-location and other value-added services. These services expand an Internet service provider's potential revenue sources from basic monthly access fees to other fees such as set-up and maintenance charges. In addition, some larger and more sophisticated Internet service providers market other Internet-based services, such as paging, long-distance and cellular telephone services, to both consumers and business customers nationwide.

The Prodigy Solution

  Prodigy provides fast and reliable Internet access and other Internet-based services. Prodigy intends to meet the rapidly changing needs of its customers by offering new products and additional Internet-based services as demand arises. Prodigy believes the following competitive strengths positions it to meet this goal:

  Nationwide Brand Name Recognition. Since the introduction of its original service in 1988, Prodigy has established substantial nationwide brand recognition it believes offers a significant competitive advantage in attracting new subscribers. Prodigy uses a variety of advertising, promotional and distribution channels to leverage its brand name, one of the oldest and best-known in the Internet industry. Prodigy launched the Prodigy Internet service in October 1996 as a productivity tool dedicated to the Internet and designed to make a user's experience simpler and more rewarding. Prodigy believes the strength of the Prodigy brand has enhanced its Prodigy Internet marketing efforts and facilitated the rapid growth in the number of Prodigy Internet subscribers.

  Nationwide Customer Acquisition Channels. Prodigy has a variety of arrangements to acquire customers, including:

  . contract acquisition programs with selected major PC manufacturers and retailers;

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  .  bundling with PCs shipped by leading PC manufacturers;

  .  its relationship with Microsoft;

  .  Web-based marketing;

  .  retail channels;

  .  direct mail and telemarketing; and

  .  television, radio and print advertising.

  Prodigy believes many of these customer acquisition channels are not available to regional and local Internet service providers who lack a nationwide presence. Prodigy Internet software is included on PCs shipped by many leading PC manufacturers. This software is also included in the online services folder of every copy of Windows 98 and Windows 2000 shipped by Microsoft for sale in retail channels or for loading on new PCs. The Prodigy Internet service is also included in Microsoft's Internet service providers Internet Referral Service Program.

  Scalable Business Model. Prodigy has created a business and operating model that it believes can accommodate sustained subscriber growth cost-effectively without significant capital expenditures. Prodigy outsources major capital- and labor- intensive functions to companies that it believes can provide scalable and dependable network coverage, customer service and organized content. Prodigy's outsourcing arrangements enable it to rely on the resources of other companies while drawing on its own experience to manage these services. As a result, the principal costs of servicing new subscribers, network usage and telephone customer service are variable and generally increase only as the subscriber base increases. In addition, Prodigy's e-mail and customer authentication systems have been developed in-house to support a large number of customers. Prodigy's existing data hosting facilities have the capacity to support millions of additional subscribers.

  Fast and Reliable Service. Prodigy Internet offers fast and reliable Internet connections. Prodigy Internet subscribers have direct Internet access at speeds of up to 56 kilobits per second.

  Nationwide Network Coverage. The networks used to offer the Prodigy Internet service cover over 850 cities in all 50 states. The networks can provide dial-up access, with a local telephone call, to approximately 90% of the households in the United States. Prodigy also offers network access via an 800 telephone number for $.10 per minute without an additional enrollment charge. Prodigy also offers DSL access in seven states and is negotiating agreements expected to provide nationwide DSL coverage by the end of 2000.

  Superior Customer Experience. In addition to being easy to use and personalize, Prodigy believes Prodigy Internet offers a productive and rewarding customer experience. Prodigy's customer services include toll-free telephone support, various online support options and an online "members helping members" program. Prodigy distributes its customer service calls over multiple outsourcing partners to reduce call waiting times. Prodigy has developed proprietary filters to limit unsolicited commercial email, or "spam," sent by or addressed to subscribers. Prodigy accepts banner advertisements and sponsorships but does not generate pop-up advertisements which appear on smaller screens that automatically overlay the user's PC screen. Prodigy also offers a program that rewards subscribers for their loyalty with points that can be redeemed for gift certificates at selected retail stores.

Business Strategy

  Prodigy's objectives are to strengthen its position as a leading nationwide Internet service provider and to expand the range of services it offers and markets it serves. Key elements of Prodigy's business strategy include:

  Leverage Strong Brand Name. Prodigy intends to increase its brand equity by promoting the Prodigy brand through increased marketing and advertising activities. Prodigy is leveraging the Prodigy brand name to expand its customer acquisition activities, offer new services and enter new markets.

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  Introduce New Services. Prodigy is expanding its Web hosting business and introducing additional Internet-based services. In October 1999, Prodigy acquired BizOnThe.Net, a Web hosting business which sells Web sites to customers. The designs of these sites are based on standardized forms and artwork, which are customized for specific lines of business. Prodigy is enhancing its ability to obtain and organize customer data to enable targeted sales and marketing of Internet-based services to existing subscribers. In addition, Prodigy plans to expand its electronic commerce activities and has introduced broadband services with Bell Atlantic and Covad.

  Enter New Markets. Prodigy is leveraging its brand recognition to expand beyond its existing consumer market to include the small business and U.S. Hispanic markets. Prodigy's services for small businesses include dial-up Internet access, Web hosting, communications provisioning and related services. Since January 1999, Prodigy has managed Telmex's Prodigy Internet de Telmex subscribers in exchange for a management fee. In April 1999, Prodigy introduced its bilingual Prodigy en Espanol service for U.S. Hispanic consumers.

  Evaluate Acquisition Opportunities. Prodigy evaluates acquisition opportunities on an ongoing basis. At any given time Prodigy may be engaged in discussions with respect to possible acquisitions or other business combinations. Prodigy may seek strategic acquisitions that can complement its current or planned business activities. The Internet services industry is expected to undergo substantial consolidation over the next few years, and Prodigy may also seek to acquire other Internet service providers as an additional means of customer acquisition or to enter into new markets.

Products and Services

 Prodigy Internet

  Prodigy Internet is an open standards-based Internet access service, allowing consumers with any computer operating system to access the Internet. The Prodigy Internet service combines the depth and breadth of the Internet with the ease of use and organization of a traditional online service. Prodigy Internet users receive fast and reliable access to the Internet, Prodigy-branded and partner-branded content and other Prodigy member services.

  The Prodigy Internet service provides subscribers with, among other services:

  .  direct, high-speed Internet access;

  . an electronic mailbox enabling subscribers to send and receive an unlimited number of text, graphics and multimedia messages;

  .  instant messaging;

  .  space on Prodigy's servers to host a personal Web page; and

  .  Web-based email.

  Prodigy Internet also offers for most Prodigy Internet subscribers:

  . a personalized home page for each subscriber which includes personalized news services through MSNBC, stock portfolios, weather through Accuweather, local TV listings and sports scores;

  . customer service and online member support, including help files, tutorials and other online educational tools;

  . content generated by community members using communication tools such as chat, message boards, news groups, bulletin boards and personal Web pages; and

  . access to online transactions on the Web through the Prodigy home page and other e-commerce platforms.

  The Prodigy Internet service is compatible with Internet standards and protocols, allowing use of industry-standard client/server software. Unlike some online services that use proprietary technologies, Prodigy Internet merges seamlessly with Web content and can be regularly updated to incorporate advances in Internet

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technologies, such as new browsers, RealAudio players and security devices for electronic commerce. Prodigy Internet is compatible with the Microsoft Internet Explorer and Netscape Navigator browsers on the Windows 98, Windows 95 and Windows 3.1 operating systems and on Macintosh computers. Microsoft Internet Explorer is the primary browser shipped on disks that contain the Prodigy Internet software.

  As of December 31, 1999, there were 1,138,000 billable subscribers to the Prodigy Internet service.

  The price plans for the Prodigy Internet service vary and are subject to change. Prodigy Internet's principal price plans currently are:

  .  $19.95 per month for unlimited usage with a 30-day money back guarantee;

  . a discounted prepaid annual plan of $198 for one year of unlimited usage, equivalent to $16.50 per month;

  . $9.95 per month for three months of unlimited usage, and $19.95 per month thereafter;

  . a free trial for 30 days with unlimited usage, and $19.95 per month thereafter;

  .  $21.95 per month for unlimited usage plus five mailboxes; and

  . $21.95 or $19.95 per month for new customers acquired under contract acquisition programs with major PC retailers.

 Other Internet-Based Services

  Prodigy's other Internet-based services include the following:

  . The shopping tab on Prodigy Internet currently provides links to over 100 Web-based stores and retailers, including Amazon.com, Reel.com, PETsMART, Godiva Chocolate, eToys, uBid, Outpost.com and Omaha Steaks.

  . In September 1998, Prodigy began offering paging services in partnership with SkyTel.

  . In February 1999, Prodigy announced the launch of Prodigy MailLink, a new Web-based e-mail program that allows Prodigy Internet members to access their Prodigy e-mail from any PC connected to the Web.

  . In June 1999, Prodigy rolled out the co-branded marketing of long-distance telephone services through Talk.com.

  . In December 1999, Prodigy announced a relationship with Metris and Mastercard to offer a Prodigy Internet Mastercard to Prodigy members. The program is scheduled to launch in the second quarter of 2000.

  . In January 2000, Prodigy announced a relationship with AnyDay.com to provide free calendaring and invitation services to its members.

  . In March 2000, Prodigy announced a relationship with LookSmart to provide the LookSmart search engine to its members.

 Business Services

  In October 1999, Prodigy acquired BizOnThe.Net, a Web hosting business, and combined it with Prodigy's existing Web hosting business. The combined operation is called Prodigy Biz. The majority of the Prodigy Biz business is the sale of Web sites with standardized forms and artwork to customers. These hosting services are sold through telemarketing and offer a simple, easy to use and understandable Web site to small businesses. A small part of the Prodigy Biz business is the sale of more complex and sophisticated shared Web hosting services to small businesses, as developed by the Prodigy Business Solutions Group before the purchase of BizOnThe.Net. This more sophisticated offering allows Web hosting customers the ability to design their own Web sites. Prodigy also offers these Web-hosting customers e-commerce capabilities, which permit the customer to set up an online store to promote, sell, bill for and collect payments relating to its products and services.

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 Spanish-Speaking and Hispanic Market

  Prodigy markets Internet services to Spanish-speaking and Hispanic customers in the United States. According to U.S. census data, there are approximately 17 million persons in the United States age 5 or older who speak Spanish at home, and a total of approximately 28 million U.S. residents are identified as Hispanic.

  In April 1999, Prodigy launched Prodigy en Espanol, the first completely bilingual Spanish-English Internet access service offered nationwide in the United States. Prodigy en Espanol is tailored to meet the needs of the large and growing Hispanic community in the United States. Prodigy en Espanol provides the same fast and reliable access to the Internet as Prodigy Internet. Bilingual options for the customer include enrollment software, the customer interface, customer service and technical service, allowing Prodigy en Espanol subscribers the option using either Spanish or English. Content of interest to the Hispanic community in the United States, and links to web sites with Spanish language content, are featured on the home page of Prodigy en Espanol. Prodigy en Espanol subscribers also have access to all of the English content offered to Prodigy Internet subscribers.

  In April 2000, Prodigy became the exclusive co-branded preferred Internet service provider for Hispanic Broadcasting Company, a large Spanish-language radio broadcasting company in the United States, and Prodigy en Espanol will be the preferred Internet access service featured on Hispanic Broadcasting Company's radio stations, Web sites and special events. The agreement between Prodigy and Hispanic Broadcasting Company includes on-air and off-air promotional time as well as a provision for Prodigy to provide hosting services for Hispanic Broadcasting Company's corporate Internet activities.

  As of December 31, 1999, Prodigy managed approximately 364,000 Prodigy Internet de Telmex subscribers. See "Transactions with Related Parties." Telmex is the leading provider of local and long-distance telephone services in Mexico and is the principal full-service telecommunications provider in Mexico. Telmex owns the nationwide network of local telephone lines and the principal public long-distance telephone transmission facilities in Mexico, and has built a nationwide data transmission network. Carso Global Telecom currently controls Telmex. Carso Global Telecom and Telmex are Prodigy's principal shareholders.

 Electronic Commerce

  Prodigy was a pioneer in electronic commerce through its establishment of standards and creation of applications that facilitated online shopping and transacting, such as online banking and securities trading. Prodigy currently has the capability to provide the fundamental elements of electronic commerce-- Web hosting, hosting of intranets/extranets and high-speed dial access, meaning using the quickest modem available to send and to receive information to and from the Internet. Prodigy's strategy is to provide its customers with a bundle of products and services containing everything needed to access the web and to set up online stores to promote, sell, bill for and collect payments relating to its products and services. Although e-commerce applications have not to date generated a material portion of Prodigy's revenues, e-commerce applications that Prodigy plans to roll out include:

  .  electronic shopping carts;

  .  order processing and tracking;

  .  online billing and payment processing; and

  . in conjunction with partners, consulting and integration services for complex and large electronic commerce sites.

 Broadband Services

  Prodigy's broadband strategy is designed to provide customers with a suite of Internet access and other Internet-based services in conjunction with selected technology and marketing partners. Prodigy has entered into agreements with Bell Atlantic, Southwestern Bell and Covad Communications for the provisioning of DSL services and is in discussions with others to support various broadband applications.

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Customer Acquisition and Marketing

  Prodigy uses a variety of methods to acquire customers. Prodigy believes that the strong national brand recognition of the Prodigy name and the nationwide network used by Prodigy provide it with access to customer acquisition methods not available to local and regional Internet service providers.

  The Prodigy Internet service is marketed through a variety of media outlets, including television, radio and outdoor advertising. The target audiences for Prodigy Internet are:

  .  purchasers of new desktop consumer PCs;

  . existing subscribers to online services who may be interested in moving to an Internet service provider; and

  . existing Internet service subscribers who are dissatisfied with their current service or attracted to the performance and features of Prodigy Internet.

  Prodigy believes that the purchasers of new desktop consumer PCs give Prodigy effective access to both first-time Internet users, who may be attracted by Prodigy Internet's ease-of-use, personalized home page customer service and online assistance, and existing Internet access subscribers who, in conjunction with the purchase of a new PC, may be willing to switch to Prodigy Internet. Prodigy believes that consumers in the other target segments listed above are less likely to switch back from Prodigy Internet to another Internet service providers, are less price-sensitive and are more receptive to value-added services.

  Prodigy's marketing efforts position the Prodigy Internet service as the right Internet choice and as a productivity tool to help users obtain and communicate information quickly and efficiently. Marketing themes emphasize that the Prodigy Internet service is superior in terms of:

  .  availability and reliability;

  .  speed--up to 56 kilobits;

  . technology--a network architecture that places asynchronous transfer mode switching devices at local phone access sites instead of backhauling the data to a central location;

  .  navigation; and

  .  personalization.

  Contract Acquisition Programs. Prodigy has relationships with selected major PC retailers which enable the retailers to offer rebates to consumers who purchase new PCs. Under these agreements, Prodigy makes a payment to the retailer in exchange for the retailer enrolling a customer onto Prodigy Internet and obtaining a signed contractual commitment from the customer to a term subscription to Prodigy Internet. These payments range up to $400 for a term subscription of up to three years.

  PC Bundling. The Prodigy Internet service is bundled with PCs under arrangements where Prodigy pays a negotiated fee to the PC manufacturer only if a subscriber enrolls from the PC and continues as a service customer beyond an introductory period. PC bundling is attractive to Prodigy because the supplier bears the distribution cost and bundling reaches many more potential subscribers than through most other acquisition channels. The Prodigy Internet software is pre-loaded on selected PC models shipped by Hewlett Packard, IBM, Gateway 2000, Sony and Toshiba.

  Microsoft Relationship. Microsoft includes the Prodigy Internet service in the online services folder of every copy of the Windows 98 shipped by Microsoft for sale in retail channels or for loading on new PCs. Prodigy Internet, Microsoft Network, America Online, CompuServe and AT&T WorldNet are the only services in the online services folders of Windows 98. Microsoft also includes Prodigy Internet in Microsoft's Internet service providers Internet Referral Service Program. Prodigy believes that these arrangements enhance Prodigy's nationwide brand presence.

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  Web-Based. Prodigy maintains a Web site--www.prodigy.com--that provides
Internet users with the opportunity to learn about and enroll in the Prodigy Internet service. Prodigy believes its television advertising and other programs help target consumers interested in switching providers.

  Retail. Prodigy has relationships with major retailers in the computer, software and consumer electronics areas, including Best Buy, Office Depot and Electronics Boutique. The Prodigy Internet software is currently available at approximately 6,000 retail stores nationwide. These relationships typically entitle Prodigy to establish displays containing free software in prime locations, such as next to cash registers. Prodigy supports these relationships through the use of bounty programs, cooperative advertising, joint promotional events and manufacturer development funds.

  Direct. Prodigy pursues targeted audiences in its direct mailing and telemarketing efforts. Prodigy targets its direct mail to highly-qualified prospects, such as known Internet users and new PC purchasers. Prodigy's inbound telemarketing program fulfills customer orders, 24 hours a day, 7 days a week, 365 days a year, via toll-free telephone numbers--1-800-PRODIGY and 1-888-PRODIGY--that it promotes widely. Prodigy's outbound telemarketing programs focus on the reacquisition of recently disconnected members and highly-qualified prospects. Prodigy outsources its telemarketing services. Prodigy maintains an online, member-assisted referral program in which existing subscribers receive cash payments for signing up new members.

  Retention Programs. Prodigy also develops programs to encourage trial customers to subscribe and improve customer retention. Prodigy designs these promotions to increase usage, which results in a higher likelihood of subscribing. In January 1999, Prodigy introduced the Prodigy Points program, a member loyalty program designed to increase knowledge and usage of the Web for transactions and other services. Through the Prodigy Points program, Prodigy members can earn "points" based on usage and redeem points for gift certificates at selected retail stores. Prodigy plans to extend this program to travel services and other merchandise, including a free month of Prodigy Internet service. Prodigy also uses incentives to retain subscribers who might otherwise cancel service.

Customer Service

  Prodigy designs its customer service programs to increase member satisfaction and retention, while controlling costs by combining outsourcing with in-house services. Prodigy believes that its customer service programs, coupled with a new-release strategy that is sensitive to the concerns of existing members and responsive to market trends, have positioned Prodigy to provide customer support that is cost-effective and that it can expand to accommodate future growth.

  Telephone Support. Prodigy outsources its telephone support for initial questions from users to various vendors. Telephone technical support is toll-free and available twenty-four hours per day, 365 days per year. Customers are assisted with Prodigy software installation, enrollment questions, account management concerns, service access problems and disconnect requests. Prodigy can direct customer calls between vendors on short notice, which Prodigy believes creates a competitive environment between vendors, resulting in enhanced quality, performance and pricing. Geographic distribution of call centers allows for uninterrupted service in the event of regional disasters. Administrative and billing support is available weekdays from 9:00 a.m. to 9:00 p.m., eastern time.

  In-House Customer Support and Systems. Prodigy maintains an online member services area that provides a variety of support options to all members, including real-time chat, instant messaging, news groups, message boards and email. Prodigy has integrated comprehensive help, tutorials, advisories, frequently asked questions and tips online. Prodigy also has an online "members helping members" program, in which selected subscribers receive nominal monthly compensation in exchange for providing personalized responses to members posting inquiries on news groups, message boards and chat. Prodigy's customer service organization monitors customer service vendor performance with quantitative metrics such as average wait time, first call resolution rate and abandon rate, and qualitative controls such as call monitoring. Prodigy also has technically-trained customer service representatives to call subscribers with unresolved problems.

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  Prodigy maintains detailed customer records and documents each customer support request in a problem tracking system. This system allows recurring problems to be identified and escalated for resolution. Prodigy maintains a Web-based database that is accessible by all vendor and employee customer service representatives on a real-time basis. This database helps ensure accurate and consistent delivery of customer service regardless of where the contact is handled.

  Billing. Prodigy outsources its customer billing system and services to CSG Systems, CSG Systems' billing system is highly customized and flexible and supports prompt pricing changes. CSG Systems provides credit card and paper billing, transaction processing and check handling. Prodigy bills a substantial majority of its current subscribers through pre-authorized credit card charges. Other subscribers receive invoices.

Technology

  Prodigy has been a technology pioneer in the online industry since its formation in 1984 and introduced many concepts that would later be adopted for the Web. Continuing this pioneering heritage in the Internet industry, the Prodigy Internet service utilizes a standards-based, proprietary service provider platform and mail server developed by Prodigy.

  Service Provider Platform. The service provider platform is a suite of functions that creates the infrastructure of a large-scale Internet service provider. Capabilities include customer profile management, access control, authentication, billing and customer care interfaces and other functions necessary to offer large-scale Internet services. The service provider platform is scalable to millions of subscribers. It is compatible with industry standard products, such as Netscape and Apache Web servers and Oracle databases. The service provider platform also interfaces effectively with Prodigy's mail server. The platform is built to open standards to enable the use of applications from other suppliers.

    Portal. Highly scalable Web platform for delivery of a personalized Internet experience. The platform is compatible with various content feeds. Personalization is based on member preference and geographical data.

    Instant Message/Chat. High function system that enables interactive and real-time communication between members.

    Community Platform. Various tools and systems that enable and promote communities on the Prodigy Internet service, including a bulletin board platform and an email-list platform. The email-list platform is capable of supporting custom domains, and delegated administration making it possible for Prodigy to leverage it not only for communities, but also for the small business Web hosting line of business.

    Alerts. A real-time notification system that is capable of alerting Prodigy members to various interesting events, such as arrival of certain emails, stock and Usenet alerts. The system is highly scalable and extensible to various content and alert feeds.

    Web-Hosting Platform. High scalable and functional system for hosting small business Web sites. The system is compatible with e-commerce applications and various Web publishing tools. The system also provides small business users with custom email domains and mailboxes, as well 56 kilobits dial capabilities.

  Mail Server. The Prodigy Internet service uses a scalable, reliable Internet mail server. The mail server draws on the fault-tolerance and scalability provided by the underlying Oracle database to offer flexibility, ease of operation and scalability. Prodigy's mail server supports standard Internet protocols. The mail system also provides:


    Tools for Administrators. Welcome messages; bulk mailers; quota controls by realm, domain, household, small business or individual account; tools to manage spam; and operational scripts and tools.

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    Tools for Users. User-configured filters for prioritization and spam removal. Messages can contain any number of attachments through technology which allows the user to send and receive graphics, audio and video files via the Internet, up to a size limitation of 10 megabytes per mailbox. The mail system delivers messages without promotional tag lines.

    Features for Business Customers. Support for multiple domains, which enables Prodigy Internet to operate multiple Internet services under different brands on the same system base and an off-site administrator to control enterprise mailboxes.

    Configuration and Provisioning Interfaces. The system supports a standard administrative interface that provides configuration and control of the mail system from external systems or via a hypertext markup language screen. Standard application programming interfaces, interface the system to external databases for user authentication and mailbox provisioning.

    Scaling Ability. The system is designed to scale to millions of mailboxes with an architecture that supports hardware and data redundancy.

Network and Related Infrastructure

  Subscribers access Prodigy's services by connecting to a network with their PCs using local, toll-free or long distance telephone service. The network connects subscribers' PCs to the Internet and to Prodigy's hosting servers. The hosting servers store some of the data accessed during subscriber sessions. Network connections are made through communications hardware, such as telephone lines, routers, switches and modems. These direct data and enable communication among a variety of computer operating systems. The network used for the Prodigy Internet service is built to Internet standards. Prodigy outsources its consumer dialup network functions to Splitrock, Navinet and AT&T.

 Network Architecture

  The network infrastructure used by Prodigy Internet consists of three primary tiers: local phone access sites; a middle tier, which connects local phone access sites to regional hubs; and a backbone tier, which connects the regional hubs to the Internet or Prodigy's data hosting center. The network currently includes over 750 local phone access sites nationwide and has the capability to provide dial-up access, with a local telephone call, to approximately 90% of the households in the United States. Prodigy also offers access to the Splitrock network via an 800 telephone number for $.10 per minute without an additional enrollment charge. Over 750 local phone access sites currently provide 56 kilobits access to Prodigy Internet subscribers having modems of that speed. All of the local phone access sites that provide 56 kilobits access are V.90 supported.

 Data Hosting Center

  Prodigy's data hosting center, located in Yorktown Heights, New York, houses approximately 400 high-capacity servers to store content and other data. The data center contains a mainframe complex that supports business support systems such as subscriber session accounting and reporting and high-capacity servers for customer service support systems and business accounting. Prodigy's data center hosts a variety of applications that are scalable to millions of users. The use of standard interfaces allows integration of products offered by a broad spectrum of vendors, including IBM, Microsoft and Netscape. Supported operating system platforms include UNIX/AIX, Windows(R) NT and OS/390, and installed database products include Oracle and DB2.

  Prodigy has equipped its data hosting center with triple redundant power systems and housed it in a climate and humidity controlled environment. Prodigy has installed both battery and diesel power backup systems to preclude outages. All production host systems have backup processors or are designed to be fault tolerant, and all critical data is backed up to tape daily. Prodigy physically secures facilities and data by incrementally restrictive card key locks. Built-in operating system security features provide logical data security. The facility uses firewall technology to protect critical systems. Prodigy has installed servers that are open directly to the Internet on a separate network. In addition, the facility uses anti-hacking measures.


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 Reliability and Availability

  Reliability and availability are key objectives of Prodigy's network and hosting configurations. Prodigy accumulates and analyzes statistics on each access line. Lines exhibiting quality problems are removed from service and referred for repair. When possible, problem lines are immediately replaced with lines from other vendors. In addition, Prodigy has integrated Inverse's IP Insight product into the Prodigy Internet software, allowing Prodigy to gather data on the actual connection experiences of subscribers who have agreed to have their connection experiences measured. Prodigy reports problem sites to the network provider for action.

  At Prodigy's data hosting center, Prodigy operates a 24x7 operations control center. Where feasible, Prodigy distributes the telephone lines among multiple modem subsystems and access servers to provide diversity. The hosting center connects to the backbone via diversely routed, multi-vendor DS3 lines.

Principal Outsourcing Arrangements

 Splitrock

  Prodigy owned and operated its own network in the United States until July 1, 1997. Effective July 1, 1997, Prodigy conveyed its network assets to Splitrock in exchange for Splitrock's agreement to build and operate a network, hire all Prodigy employees engaged in Prodigy's network operations and assume various local phone access site leases and other liabilities. Splitrock is required to provide dial-up network access in all locations in which Prodigy provided dial-up service as of June 30, 1997. Prodigy may require additional sites to be added if it meets designated coverage and usage parameters. Splitrock may also provide access to the network to other customers. Splitrock is required to provide a backbone network based on technology and is required to support transmission via Serial Line Internet Protocol, Point-to-Point Protocol and TCP/IP.

  Splitrock is required to meet specified service levels. Splitrock's failure to meet the specified service level objectives will result in financial penalties. If Splitrock fails to meet specified service levels for an extended period, Prodigy may terminate the agreement. In addition, if there is a system-wide failure, Prodigy will have the right to terminate the agreement or assume responsibility for operating the network at Splitrock's expense.

  Splitrock charges Prodigy a monthly fee per subscriber for usage by Prodigy's subscribers. If the average hourly usage by Prodigy's subscribers in any month exceeds a set threshold, Prodigy must pay Splitrock an additional amount per hour in excess of the threshold. The agreement includes minimum monthly charges. Prodigy may terminate the agreement at any time upon payment of an early termination charge.

  The agreement, as amended, will expire on December 31, 2001 and is subject to automatic renewal for successive one-year terms unless terminated by either party on 12 months' notice. Until termination of the agreement, Prodigy has agreed that Splitrock will be Prodigy's primary provider of network services. During this period, Prodigy must give Splitrock advance notice of, and the opportunity to discuss with Prodigy, any forms of service access, other than network access, that Prodigy wishes to pursue in the United States.

 CSG Systems

  Prodigy outsources its customer billing to CSG Systems. CSG Systems is a leading provider of customer care and billing services for telecommunications providers, including many of the largest cable television and direct broadcast satellite providers. Prodigy and CSG Systems have agreed that CSG Systems is Prodigy's exclusive provider of billing services for the Prodigy Internet service, but not for premium or other billing services. CSG Systems charges Prodigy a monthly fee based on the number of subscribers, subject to a minimum charge, and a monthly minimum fee for ongoing development and support. The agreement between Prodigy and CSG Systems expires June 30, 2001.

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Competition

  The industry in which Prodigy competes is intensely competitive and includes many significant participants. These participants include:

  .  Internet service providers;

  .  proprietary online service providers;

  .  ultra high-speed service providers;

  .  major international telecommunications companies;

  .  wireless communications companies;

  .  Internet-search services; and

  .  various other telecommunications companies.

  There are more than 5,000 Internet service providers in the United States, most of which operate small, local businesses. Additional regional telephone operating companies, long-distance carriers and cable companies may also enter the market. Internet-search service companies and major telecommunications companies have established various partnering arrangements, which could result in increased competition for Prodigy. Moreover, Prodigy faces competition from companies that provide broadband connections to households, including local and long-distance telephone companies, cable television companies and electric utility companies. Broadband technologies offer significantly faster Internet access than conventional modems, and the above-listed companies could include Internet access in their basic service packages, could offer access for a nominal additional charge or could prevent Prodigy from delivering Internet access through the cable or wire connections that they own. Some competitors, such as NetZero, even offer free Internet access services.

  Among the larger providers of Internet service providers services are EarthLink, which has merged with MindSpring, Microsoft Network, AT&T WorldNet, MCI Internet, IBM Internet Connection, PSINet, GTE Internetworking and Concentric Network Corporation. Microsoft's ownership of the dominant PC operating system and the Microsoft Internet Explorer browser may give Microsoft Network certain competitive advantages, including distribution and marketing synergies. Prodigy also competes with America Online, which offers the America Online and CompuServe proprietary online services over closed networks and Internet access.

  Prodigy believes that the principal competitive factors in the Internet service provider industry are speed and reliability of access, ease of use, brand name recognition, network coverage, customer service and price. Prodigy believes that it competes effectively on the basis of these factors.

Government Regulation

  Internet access and online services are not subject to direct regulation in the United States. Changes in the laws and regulations relating to the telecommunications and media industry, however, could impact Prodigy's business. For example, the Federal Communications Commission could begin to regulate the Internet and online services industry, which could result in increased costs for Prodigy.

  The federal Child Online Protection Act, enacted in October 1998, creates criminal penalties for content on the Internet that may be deemed harmful to minors. Prodigy has not changed any of its plans or policies as a result of this statute, and does not believe its current plans or policies violate this statute. In February 1999, a federal judge enjoined this statute. The federal Children's Online Privacy Act, also enacted in October 1998 and effective no earlier than April 2000, will regulate the collection of personal information from children by commercial Web site operators. Prodigy believes its plans and policies will enable it to comply with the statute. There also are laws that make it illegal to traffic in obscene or child pornographic materials, including by a computer.

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  In addition, the applicability to Prodigy of existing laws governing issues, such as intellectual property ownership, defamation, access to the Internet for the disabled and personal privacy is uncertain. Courts have indicated that online service providers and Internet service providers could be held responsible for the publication of defamatory material or for failure to prevent the distribution of material that infringes copyrights. Further, the applicability to Prodigy of international laws and regulations governing the Internet is also uncertain.

  Prodigy does not edit or otherwise monitor the content accessed by subscribers to Prodigy Internet. In addition, Prodigy blocks access to news groups that carry child pornography.

  In March 1997, Prodigy entered into a consent order with the Federal Trade Commission, which became effective in March 1998, regarding use of the word "free" and similar words in advertising, disclosure of the financial terms and conditions of services, including method of cancellation, practices with respect to electronic funds transfers and related matters. The consent order has a duration of twenty years and imposes various record keeping requirements. Prodigy believes that it is in compliance with the consent order and that its continuing compliance with the order will not have a negative affect on Prodigy. America Online is subject to a similar consent order that governs its marketing of services under both the American Online and CompuServe brands.

  In connection with the acquisition of BizOnThe.Net from U.S. Republic, Prodigy became subject to an agreement between U.S. Republic and the Federal Trade Commission that became final through a court order in November 1999. The agreement requires full disclosure of "free" trial offers and cancellation obligations, the verification of direct-to-phone-bill orders, clear communication of the submission process and probable placement of customer Web sites on search engines and various record keeping requirements. Prodigy believes that it is in compliance with the agreement and that its continuing compliance will not negatively affect Prodigy's business.

Proprietary Rights

  Prodigy owns a variety of trademarks, including "Prodigy(R)", the Prodigy globe logo, the Prodigy Internet logo, "Prodigy Internet", "Are you a Prodigy?", "Prodigy MailLink" and others, many of which are the subject of existing or pending registrations in the United States and various foreign countries. Prodigy also owns other intellectual property rights, including proprietary software used in its business. Prodigy protects its proprietary technology through copyright and trade secrets laws, employee and third-party confidentiality agreements and other methods.

  Prodigy and IBM have licensed each other's entire patent portfolios existing as of June 17, 1996 and all additional patents issued with respect to patent applications filed prior to June 1, 1999. Until June 17, 2001, Prodigy is required to grant IBM most favored nation status with respect to Prodigy's software that it makes generally available to the public, meaning IBM can obtain the software on terms no less favorable than any other company.

Employees

  At March 31, 2000, Prodigy had 438 full-time employees, of whom 63 were in sales and marketing, 166 were in technology and product development, 123 were in customer service, and 86 were in management, finance and administration. As necessary, Prodigy supplements its regular employees with temporary and contract personnel, which totaled 130 persons at March 31, 2000.

  None of Prodigy's employees is represented by a labor union. Prodigy believes that its employee relations are good.

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Facilities

  Prodigy leases 97,000 square feet of office space in White Plains, New York. The lease expires December 31, 2004 and Prodigy has the right to offer to extend the lease on expiration. The current annual base rent is $2,330,000 and Prodigy is required to pay an allocated portion of taxes and operating expenses. Prodigy has established a letter of credit in the initial amount of $3,930,000 to secure the rent payments.

  Prodigy also leases 80,000 square feet in Yorktown Heights. The lease expires February 28, 2001 with two five-year renewal options in Prodigy's favor. The current annual base rent is $764,000 and Prodigy is required to pay associated taxes and operating expenses.

  Prodigy leases approximately 20,000 square feet of office space in Stafford, Texas under a lease expiring on September 14, 2003. The current annual base rent is $69,000.

  Prodigy believes that its existing facilities are adequate for its current needs and that suitable additional space will be available as needed.

Legal Proceedings

  In September 1998, Prodigy received a letter from the Office of the Attorney General of New York notifying Prodigy that the Attorneys General of New York and 19 other states were investigating the "advertising and certain other practices" of Prodigy and other unnamed Internet service providers. The letter stated that the inquiry was a follow-up to the settlement between America Online and many states in May 1998 concerning the following issues:

  .disclosures for free offers;

  .representations concerning pricing;

  .disclosures concerning premium areas;

  .disclosures for communications charges;

  .advertising to minors;

  .cancellation procedures; and

  .unauthorized charges to credit cards or bank accounts and changes to the service agreement.

  The letter requested that Prodigy voluntarily supply various documents and other information relating to the marketing and provision of its services. Prodigy has submitted all requested materials. Since July 1999, Prodigy has allowed the State of New York to share the documents and information submitted in response to this inquiry with a number of additional states. No legal action has been initiated against Prodigy as a result of the investigation.

  On March 31, 2000, Giovanni R. Viana filed a class action lawsuit against Prodigy in the 11th Judicial Circuit Court for Dade County, Florida. This class action lawsuit arises out of the Best Buy mail-in rebate program. The plaintiff alleges Prodigy violated Florida's Unfair Trade Practices Act when it represented it would provide rebates and failed to do so. In addition, the complaint contains a breach of contract claim for failure to pay the rebates. The plaintiff seeks damages under the breach of contract claim not to exceed $75,000 per member of the class, as well as actual damages plus attorneys' fees and litigation costs. Given the early stage of this litigation, no prediction as to its outcome can be made.

  On February 24, 2000, Prodigy was served with a summons and complaint by Carroll Wesley Chance in a class action lawsuit brought against Best Buy, Prodigy and Young America in the State Court of Richmond County, State of Georgia. The case was brought on behalf of the class of similarly situated consumers who purchased a computer at Best Buy, enrolled in the Prodigy Internet service under the rebate program and did not receive a rebate check. The complaint alleges breach of contract, unjust enrichment, conversion and

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negligence. The plaintiffs seek damages not to exceed $74,900 per member of the class, including actual damages, rebates, interest, punitive damages, court costs and litigation expenses. Given the early stage of this litigation, no prediction as to its outcome can be made.

  On January 10, 2000, Christa Roberts filed a class action lawsuit in the Superior Court of the State of California, County of Los Angeles, against Prodigy, America Online, Circuit City Stores, Fry's Electronic, Microsoft and other unnamed parties. On February 7, 2000, the plaintiff filed an amended complaint naming Young H. Kim as the named plaintiff in place of Christa Roberts. Prodigy has received a copy of the summons and complaint but has not been properly served in the lawsuit. The lawsuit alleges that Prodigy and the other defendants offered rebates to consumers and entered into retail sales contracts with consumers which violated California law and engaged in false advertising. Ms. Roberts is seeking restitution from the defendants of all sums related to this conduct. Given the early stage of this litigation, no prediction as to its outcome can be made.

  On October 2, 1999, Irwin Sales filed a lawsuit against Prodigy in the United States District Court of the Southern District of New York. The lawsuit alleges that Prodigy breached an independent contractor agreement with the plaintiff and engaged in fraud arising out of it. The plaintiff seeks $25,000,000 in damages for the contract claim and $50,000,000 in damages for the fraud claim. On January 5, 2000 Prodigy served its answer. On February 1, 2000, the plaintiff filed an amended complaint and, on February 25, 2000, Prodigy filed a motion to dismiss the plaintiff's fraud claim. Prodigy believes it has meritorious defenses to the claims and intends to vigorously contest them.

Transactions with Related Parties

 Transactions with IBM and Sears

  On June 17, 1996, Prodigy's predecessor business, Prodigy Services Company, was acquired from IBM and Sears for $46,950,000 in cash plus the issuance of convertible promissory notes valued at $30,500,000. In connection with the acquisition:

  . IBM and Sears assumed Prodigy Services Company's four existing retirement plans and all obligations thereunder;

  . IBM received sole ownership of six patents jointly-owned with Prodigy Services Company, Prodigy received sole ownership of two other jointly-owned patents, and IBM and Prodigy entered into patent cross-license agreements; and

  . Prodigy is obligated to indemnify IBM and Sears for claims and liabilities arising out of Prodigy Services Company's business, whether arising before or after the closing of the acquisition of Prodigy Services Company, except with respect to the retirement plans assumed by IBM and Sears.

  Upon the closing of Prodigy's initial public offering in February 1999, IBM and Sears each surrendered its convertible promissory note and received:

  .  2,127,633 shares of common stock, and

  . a warrant to purchase 2,409,145 shares of common stock at an exercise price of $19.50 per share at any time prior to February 16, 2002.

  IBM and Sears have customary piggyback and demand registration rights for their shares. IBM and Sears have agreed to vote their shares of common stock in accordance with the voting recommendations of Prodigy's board of directors.

  In October 1998, Prodigy sold to IBM a version of Prodigy's service provider platform software enabling an Internet service provider to manage subscriber data. IBM paid Prodigy $2,000,000, and Prodigy retained a perpetual, royalty-free license to use and upgrade the software for its own use. Prodigy does not use this software to manage its own subscriber data.


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  Between June 1996 and October 1997, IBM and Sears paid the State of New York
$3.4 million for sales and use taxes assessed against Prodigy Services Company for periods ended prior to the acquisition of Prodigy Services Company. In October 1997, Prodigy, IBM and Sears agreed that each of them would be liable for one-third of all sales and use taxes assessed against Prodigy Services Company for periods ended prior to the acquisition of Prodigy Services Company, and Carso Global Telecom paid $567,000 to each of IBM and Sears in light of prior payments of these taxes by IBM and Sears.

  Prior to outsourcing its network to Splitrock, Prodigy utilized a network backbone and local phone access sites provided by Advantis and subsequently by IBM Global Services after IBM acquired Sears' interest in Advantis during 1997. Prodigy also purchases computer equipment from IBM on normal commercial terms. For network services and equipment purchases, Prodigy paid IBM/Advantis $15,091,000 during 1996, $33,244,000 during 1997, $8,742,000 during 1998 and
$6,770,000 during 1999.

  At the time of outsourcing its network to Splitrock, Prodigy had non-cancelable commitments to purchase network services from Advantis/IBM Global Services. In December 1998, to satisfy these commitments, Prodigy agreed to purchase from IBM, on normal commercial terms, maintenance and voice-related network services in the amount of $7,500,000 prior to December 31, 2000. If the amount of these purchases does not equal $7,500,000 by December 31, 2000, Prodigy must pay the balance in cash on or before December 31, 2000.

 Transactions with Carso Global Telecom and Telmex

  Stock Purchases by Carso Global Telecom. Pursuant to a funding agreement entered into in connection with the acquisition of Prodigy Services Company, Carso Global Telecom granted Prodigy a stock put giving Prodigy the right to require Carso Global Telecom to purchase up to $125,000,000 of common stock at a price of $24.00 per share. The dollar amount of the stock put was subject to reductions. On October 31, 1996, the exercise price of the stock put was reduced to $12.00 per share.

  Carso Global Telecom purchased the following shares of Prodigy in private transactions prior to Prodigy's initial public offering in February 1999:

                                         Total
                           Number of    Purchase
Date                         Shares      Price         Type of Transaction
----                       ---------- ------------ ---------------------------
February 1996-September
 1996.....................  1,007,750 $ 12,057,750 Purchases from stockholders
March 1996-September
 1996.....................  1,750,000 $ 21,000,000 Purchases from Prodigy
October 1996..............    291,667 $  3,500,000 Purchase from Prodigy
December 1996.............    675,000 $  8,100,000 Warrant exercise
March 1997-October 1997...  8,661,538 $103,938,467 Purchases from Prodigy
December 1997............. 12,385,956 $ 49,543,822 Purchase from Prodigy
April 1998................  3,250,000 $ 13,000,000 Warrant exercise
July 1998.................  1,375,000 $ 11,000,000 Purchase from Prodigy

  The warrants reflected in the above table were granted by Prodigy to Carso Global Telecom in connection with its financing commitments to Prodigy.

  Private Stock Purchases by Telmex. In August 1998, Telmex purchased 6,125,000 shares of common stock from Prodigy for $8.00 per share for a purchase price of $49,000,000. Pending regulatory approval of the investment, Telmex made an unsecured, interest-free loan of $49,000,000 to Prodigy. In August 1998, Telmex also purchased 3,287,500 shares of common stock from two stockholders of Prodigy for $8.00 per share for a total purchase price of $26,300,000. In February 1999, Telmex purchased 2,000,000 shares of common stock from Prodigy for $15.00 per share for a purchase price of $30,000,000.

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

  Subscriber Management Agreement With Telmex. In January 1999, Prodigy and Telmex signed an agreement under which Prodigy manages Telmex's Prodigy Internet de Telmex subscribers in Mexico for a monthly management fee. The fee is equal to 15% of the invoiced sales price minus discounts, excise taxes and credits for returns on the first 200,000 subscribers and 10% on additional subscribers. The agreement expires in January 2004 and may be terminated by Telmex if Prodigy undergoes a change of control.

  Loans from Carso Global Telecom, Telmex and Banco Inbursa. In June 1996, Prodigy borrowed $48,000,000 from Banco Inbursa, an affiliate of Carso Global Telecom, in order to pay the cash portion of the purchase price for the acquisition of Prodigy Services Company and related expenses and subsequently borrowed an additional $2,000,000. These loans bore interest at the prime rate plus one-half percentage point. In March 1997, Prodigy repaid $40,000,000 to Banco Inbursa. Between February 1998 and July 1998, Banco Inbursa loaned $22,100,000 to Prodigy to fund operations. These loans bore 9% interest and were due December 31, 1999. In July 1998, Prodigy repaid the $32,100,000 then owed to Banco Inbursa. Pending regulatory approval of some of the stock put exercises described above, Carso Global Telecom loaned $71,500,000 to Prodigy on an interest-free basis, and Banco Inbursa loaned Prodigy $13,650,000 at 9% interest. These loans were unsecured, and the proceeds were used to finance Prodigy's operations.

  In August 1999, Carso Global Telecom agreed to provide Prodigy with a $130 million revolving line of credit. Advances are due 30 days after borrowing, but Prodigy is permitted to roll over advances into new advances at its election. Advances are uncollateralized and bear interest at the LIBOR rate plus between one and five percentage points as negotiated on a case-by-case basis. As of February 29, 2000, $96.4 million was outstanding under this line of credit.

  In February 2000, Telmex committed to provide Prodigy with financing of up to $200 million to fund its operations through February 2001.

 Transactions with SBC

  On March 16, 2000, Prodigy and Citibank signed a letter agreement which contemplates that Citibank will structure and arrange financing of $200 million secured by the future service fees payable by contract subscribers to the Prodigy Internet service. The letter agreement includes a preliminary summary of principal terms and conditions, estimated expenses and the structuring fee due Citibank at closing. The letter agreement does not constitute a firm financing commitment from Citibank, and Prodigy cannot assure that the Citibank financing will be completed. The Citibank financing is subject to the issuance by SBC of a performance guarantee and satisfaction of the following conditions:

  .  satisfactory completion of Citibank's due diligence review of Prodigy;

  . in Citibank's determination, the absence of any material adverse change in the financial markets or in the financial condition or operations of Prodigy;

  . negotiation and execution of mutually satisfactory documentation for the financing;

  .  the receipt of specified ratings from ratings agencies; and

  . the receipt of internal Citibank credit approval and any other approvals and legal opinions as Citibank may deem necessary or advisable.

  In connection with this financing, SBC has agreed in principle to guarantee Prodigy's ongoing performance obligations under its customer contracts. Prodigy and SBC have not fully negotiated the terms of the guarantee. In exchange for this guarantee, Prodigy and SBC have agreed in principle that SBC will receive a contingent warrant to purchase 537,924 shares of Prodigy common stock for $1.00 per share, expiring 3.5 years after the closing date of the Citibank financing and exercisable only if:

  .  SBC's performance guarantee is triggered;

  .  Prodigy's chief executive officer is not then an SBC appointee; and

  . SBC, Carso Global Telecom and Telmex then collectively own, on a fully-diluted basis, securities representing less than 50% of the voting power of Prodigy's then outstanding securities.

  If the financing were to close on the date hereof, the condition specified in the last bullet point above would not be satisfied, and Prodigy cannot predict when, or if, the SBC warrant would become exercisable. See "Prodigy Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  Allen Craft, an executive officer and director of Prodigy, is employed by SBC. SBC pays the salary of and provides employee benefits to Mr. Craft. See "Prodigy's Management--Executive Officers and Directors."

 Splitrock Transaction

  Prodigy has outsourced its network operations to Splitrock. Carso Global Telecom owns 30% of Splitrock. Samer F. Salameh, Prodigy's chairman and chief executive officer, is a former director of Splitrock and holds stock options to purchase Splitrock common stock. During the years ended December 31, 1997, 1998 and 1999, Prodigy incurred network charges to Splitrock of $22,700,000, $64,100,000 and $76,600,000 respectively.

 Pending Transaction with SBC

  Prodigy has a material pending transaction with SBC. See "Pending SBC Transaction."

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

                            PENDING SBC TRANSACTION

  In considering whether to vote in favor of the merger, FlashNet shareholders should consider the potential impacts of the pending transaction between Prodigy and SBC Communications Inc. Completion of the merger is not conditioned on completion of the SBC transaction and completion of the SBC transaction is not conditioned on completion of the merger. Prodigy anticipates that the SBC transaction will be completed contemporaneously with the completion of the FlashNet merger. Prodigy's principal shareholders, who collectively own a majority of the outstanding shares of Prodigy common stock, have agreed to vote in favor of the SBC transaction and therefore Prodigy stockholder approval of the SBC transaction is assured. However, it is possible that the SBC transaction will not be completed.

  Prodigy's current principal stockholders are Carso Global Telecom and Telmex. Carlos Slim Helu controls Prodigy and Carso Global Telecom and is a director of SBC. Carso Global Telecom controls Telmex, and SBC owns an equity interest of approximately 8.9% in Telmex. Carso Global Telecom and SBC have formed other joint ventures in the past and may do so in the future. Allen Craft, an executive officer and director of Prodigy, is employed by SBC.

  Prodigy has filed a proxy statement with the Securities and Exchange Commission relating to the SBC transaction. The following summary of the SBC transaction may not contain all information that is important to FlashNet shareholders. For a more complete understanding of the SBC transaction, FlashNet shareholders may read the proxy statement for the SBC transaction. To learn how you can obtain a copy of that proxy statement from the Securities and Exchange Commission, please see "Where You Can Find More Information."

 Overview and Structure of the SBC Transaction

  On November 22, 1999, Prodigy and SBC announced that they had agreed to establish a strategic relationship in which:

  .  SBC will acquire an approximate 43% indirect interest in Prodigy;

  . Prodigy will be the exclusive retail Internet service marketed by SBC to consumers and small businesses in the United States;

  . SBC will purchase the Prodigy Internet service from Prodigy on wholesale terms and provide it to SBC's approximately 690,000 existing Internet subscribers--the wholesale price to be paid by SBC to Prodigy for the Prodigy Internet service that SBC will resell to its existing Internet subscribers will equal SBC's average retail price as of the closing less reasonable and necessary expenses actually incurred by SBC in serving its existing Internet subscribers;

  . SBC has committed to obtain for Prodigy 1,200,000 additional Internet subscribers over a three-year period--all new subscribers obtained for Prodigy by SBC will be Prodigy subscribers;

  . Prodigy has agreed to pay SBC a fee of between $40 and $75 for each subscriber obtained by SBC;

  . SBC has agreed to pay Prodigy a penalty, under a specified formula, if SBC does not obtain 1,200,000 additional Internet subscribers for Prodigy over the three-year period, with the size of the penalty based on the number of subscribers actually obtained by SBC who pay at least one monthly bill from Prodigy--for example, the penalty will range from $165,000,000 if SBC acquires no new subscribers for Prodigy, to $105,000,000 if SBC acquires 600,000 new subscribers for Prodigy, to no penalty if SBC acquires 1,200,000 new subscribers for Prodigy;

  . SBC will have the exclusive right to market its long-distance phone service, local phone service, wireless phone services, paging services and related calling services to Prodigy's subscribers, so long as SBC's service offerings are competitive with service offerings from other providers;

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

  . SBC will be Prodigy's exclusive network provider so long as SBC offers its network services to Prodigy at the most favorable rates that it offers to other similar purchasers, so long as SBC's terms are competitive with those offered by other providers;

  . SBC will have the exclusive right to provide telecommunications, advertising, telecommunications e-commerce and Internet telephony applications in conjunction with the Prodigy Internet service to Prodigy's subscribers, so long as SBC's terms are competitive with those offered by other providers; and

  . SBC will be the exclusive provider of electronic yellow and white pages and city guides to Prodigy's subscribers.

  SBC's exclusive rights described in the three preceding bullet points will be subject to Prodigy's existing agreements with other providers. Prodigy currently has agreements with other providers of network, telecommunications and related services. These agreements will not be affected by the SBC's transaction. When these agreements terminate, SBC's exclusive rights described above will apply.

  In order to implement our strategic relationship with SBC:

  . Prodigy will contribute substantially all of its assets and liabilities and transfer its employees to the operating partnership;

  . SBC will contribute to the operating partnership routers, servers and associated hardware used in connection with SBC's consumer and small business Internet operations and that are selected by Prodigy because Prodigy determines that they will be useful in connection with the provision of services to SBC's customers and Prodigy's customers after the closing;

  . SBC will contribute to the operating partnership intangible assets consisting primarily of royalty-free licenses to use SBC's trademarks in connection with the marketing and operation of the Prodigy Internet service and Prodigy's right to manage SBC's existing Internet customers;

  . Prodigy will receive an initial interest in the operating partnership of approximately 57%;

  . SBC will receive an initial interest in the operating partnership of approximately 43%; and

  . SBC may convert its interest in the operating partnership into a direct equity interest in Prodigy at any time, or may require the operating partnership to be merged into Prodigy at any time.

  As a result of this structure, Prodigy will become a holding company and its principal asset will be its interest in the operating partnership. Upon the liquidation of the operating partnership, the assets contributed by Prodigy and SBC will be distributed to them after payment of the operating partnership's liabilities.

  Following the SBC transaction, Prodigy will:

  . provide the Prodigy Internet service to SBC's existing Internet subscribers;

  . continue to provide the Prodigy Internet service to Prodigy's current subscribers;

  . obtain additional Prodigy Internet subscribers through SBC's marketing efforts; and

  . continue to obtain new Prodigy Internet subscribers through Prodigy's existing and new channels on a nationwide basis.

  At the closing, Prodigy will also issue to the SBC subsidiary one share of Prodigy Class B common stock in consideration of $100. Prodigy Class B common stock will be convertible at any time, on a one-for-one basis, into the same number of shares of Prodigy Class A common stock. When transferred to any person or entity not affiliated with SBC, Prodigy Class B common stock will automatically convert into Prodigy Class A common stock. Only one share of Class B common stock will be authorized for issuance and Prodigy does not anticipate issuing any additional shares of Class B common stock to SBC or anyone else. As part of its strategic relationship with SBC, Prodigy will also amend its certificate of incorporation and by-laws to implement the following corporate governance arrangements:

  .  SBC will have the right to appoint three Prodigy directors;

  . Carso Global Telecom and Telmex, Prodigy's current principal stockholders, will have the right to appoint three Prodigy directors;

  . Prodigy's other three directors will be its chief executive officer and two independent directors;

  . Prodigy's board will establish a new executive steering committee, which must approve all major corporate actions prior to being submitted to the board for consideration; and

  . SBC will have the right to appoint two members of the executive steering committee and Carso Global Telecom an Telmex will have the right to appoint the other two members of the executive steering committee.

  The structure of the SBC transaction is depicted below:
                           [FLOW CHART APPEARS HERE]


  As a result of the SBC transaction:

  .  Prodigy will be a holding company;

  . Prodigy's sole assets will consist of the approximate 57% interest in the operating partnership and rights under stock-related agreements and plans;

  . Prodigy's sole business will be to act as the general partner of the operating partnership;

  . Prodigy will become an affiliate of SBC and will become subject to the restrictions imposed on affiliates of Bell operating companies under the federal Communications Act.

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

 Rights of Prodigy Stockholders Following the SBC Transaction

  Prodigy's stockholders, including FlashNet's former shareholders if the FlashNet merger is completed, will exchange their Prodigy common stock for Prodigy Class A common stock. Prodigy Class A common stock will be listed on the Nasdaq National Market and will be freely tradeable to the same extent as Prodigy common stock formerly was. Holders of Prodigy Class A common stock will generally have rights identical to holders of Prodigy Class B common stock, except that:

  . each holder of Prodigy Class A common stock will be entitled to one vote per share; and

  . the SBC subsidiary that holds Prodigy Class B common stock will be entitled to one vote for the share of Prodigy Class B common stock held by it and one vote for each unit in the operating partnership not held by Prodigy.

  SBC will have the right to directly elect three of Prodigy's nine directors. Otherwise, holders of Prodigy Class A common stock and Prodigy Class B common stock generally will vote together as a single class on all matters, including the election of the directors who are not elected directly by SBC. SBC, as holder of Prodigy Class B common stock, may approve a merger of the operating partnership into Prodigy by a vote of at least 75% of Prodigy Class B common stock without a vote of the holders of Prodigy Class A common stock.

 Governance of Prodigy and the Operating Partnership Following the SBC
Transaction

  As sole general partner of the operating partnership, Prodigy will have unilateral control over all of the affairs and decision making of the operating partnership. As the sole general partner, Prodigy will be responsible for nearly all operational and administrative decisions of the operating partnership and the day-to-day management of the operating partnership's business. With some exceptions, Prodigy cannot be removed as the sole general partner of the operating partnership and the operating partnership cannot be dissolved without Prodigy's approval.

  Upon issuance of the units and Prodigy Class B common stock to the SBC subsidiary, the number of units owned by Prodigy will equal the number of outstanding shares of Prodigy common stock. After the closing, the number of units owned by Prodigy is intended to be at all times equal to the number of shares of outstanding common stock of Prodigy. The net cash proceeds received by Prodigy from any issuance of shares of common stock, such as from the exercise of options and warrants, will be concurrently transferred to the operating partnership in exchange for units equal in number to the number of shares of Prodigy common stock issued by Prodigy.

  Following the SBC transaction, Prodigy's board of directors will consist of nine members:

  .  three directors elected by SBC;

  .  three directors designated by Carso Global Telecom and Telmex;

  .  Prodigy's chief executive officer; and

  .  two independent directors.

  Following the SBC transaction, Prodigy will establish an executive steering committee of the board of directors. This committee will consist of four members, two of whom will be selected by the directors elected by SBC and two of whom will be selected by the directors designated by Carso Global Telecom and Telmex. The purpose of the committee will be to evaluate all major corporate actions of Prodigy and its subsidiaries, such as mergers, acquisitions, capital expenditures or borrowings in excess of $20,000,000. The executive steering committee must approve major corporate actions before it submits them to the board of directors of Prodigy for approval.

  Please see "Prodigy's Management" to learn about Prodigy's current management.

Directors of Prodigy Following the SBC Transaction

  Samer F. Salameh, as Prodigy's current chief executive officer, will remain a director upon completion of the SBC transaction. Carso Global Telecom and Telmex have indicated to Prodigy that two of their designees to Prodigy's board will be James M. Nakfoor and Jaime Chico Pardo, whose biography appears below, but that they have not yet selected their third designee. SBC has indicated to Prodigy that its three designees to Prodigy's board will be James D. Gallemore, James S. Kahan and Charles J. Roesslein, whose biographies appear below. Carso Global Telecom, Telmex and SBC have not yet indicated to Prodigy who their representatives on the executive steering committee will be. Prodigy expects that Allen Craft, Arturo Elias and Alfredo Sanchez will resign as directors upon completion of the SBC transaction. Prodigy intends to appoint two independent directors within ninety days after completion of the SBC transaction. As a result, FlashNet stockholders should understand that the composition of the Prodigy board of directors following completion of the SBC transaction will be significantly different than the directors elected at the annual meeting.

  Jaime Chico Pardo, age 50, currently serves as vice chairman and chief executive officer of Telmex, which he joined as chief executive officer in 1995. From 1993 to 1995, Mr. Chico Pardo was president and chief executive officer of Grupo Condumex, S.A. de C.V., a manufacturer of products for the construction, automobile and telecommunications industries. Mr. Chico Pardo is also vice chairman of Carso Global Telecom and a director of Grupo Carso and Grupo Financiero Inbursa, both of which are affiliated with Carso Global Telecom. He also serves as a director of Honeywell International Inc., a diversified technology and manufacturing company.

  James D. Gallemore, age 48, has served as executive vice president--SBC Strategic Marketing & Planning of SBC Operations, Inc. since April 1997. Previously, he was vice president--marketing for Southwestern Bell Operations from 1995 until April 1997. He served as vice president--marketing of Southwestern Bell Telephone from 1994 to 1995 and as its assistant vice president--marketing from 1992 to 1994. From 1973 to 1992, he held various marketing and sales positions with SBC companies.

  James S. Kahan, age 52, has been employed by various SBC affiliates since 1983. He has served as SBC's senior executive vice president--corporate development since October 1999. He was SBC's senior vice president--corporate development from 1992 to October 1999. Previously, he was managing director-- corporate development from 1988 to 1992. Mr. Kahan is also a director of Bell Canada and Amdocs Ltd., a leading provider of product-driven information system solutions to major telecommunications companies.

  Charles J. Roesslein, age 51, has served as a senior vice president of SBC since March 2000. From October 1999 to March 2000, he was president-SBC CATV, responsible for SBC's cable television operations at Ameritech and Southern New England Telephone. From 1997 to 1999, Mr. Roesslein was president and chief executive officer of SBC Technology Resources, responsible for the development of SBC's long-term technology strategies. He was vice president-information services of Southwestern Bell Telephone Company and vice president-chief information officer for SBC Services, Inc. from 1995 to 1997, except for the period from October 1996 to August, 1997, when he served as SBC's vice president-strategic planning. From 1990 to 1994, Mr. Roesslein served as vice president-chief financial officer and treasurer for Southwestern Bell Telephone Company. Previously he held a variety of network, strategic planning, corporate development and finance positions with SBC companies, dating back to 1970.

 Impact of Failure to Complete SBC Transaction

  If the SBC transaction is not completed, Prodigy's business would be significantly different. Failure to complete the SBC transactions would mean that Prodigy would not acquire access to SBC's existing subscribers and would not have the benefit of the strategic and marketing agreement, under which SBC has committed to deliver an additional 1,200,000 subscribers and to market Prodigy Internet as its exclusive consumer service for the term of the agreement. As a result, the failure to complete the SBC transaction would adversely impact Prodigy's ability to become a leading provider of high speed DSL Internet access services and would also adversely affect Prodigy's ability to increase its non-subscription revenue. Please see "Prodigy's Principal Stockholders" for a comparison of the ownership of Prodigy if the SBC transaction is not completed.

                              PRODIGY'S MANAGEMENT

Executive Officers and Directors

  The executive officers and directors of Prodigy and their ages and positions with Prodigy are as follows:

          Name            Age                            Position
          ----            ---                            --------
Samer F. Salameh........   35 Chairman of the Board and Chief Executive Officer
Alfredo Sanchez.........   44 Vice Chairman of the Board
David C. Trachtenberg...   37 President and Chief Operating Officer
Allen Craft.............   44 Executive Vice President of Finance, Chief Financial Officer,
                              Treasurer and Director
Andrea S. Hirsch........   42 Executive Vice President, Business Development, General Counsel
James R. Adams(1)(2)....   60 Director
Arturo Elias(1).........   33 Director
James M. Nakfoor(1)(2)..   36 Director

--------
(1) Member of the Compensation Committee
(2) Member of the Audit Committee

  Mr. Salameh has served as chief executive officer and a director of Prodigy since September 1997, as chairman of the board since August 1998, and served as president from September 1997 to December 1998. From July 1994 until joining Prodigy, Mr. Salameh served as director, long distance division of SBC, responsible for marketing, strategy, positioning, product management and product development with respect to Telmex. Mr. Salameh was employed by MCI Telecommunications as a product manager in 1994 and as a strategic marketing manager from 1991 to 1993. Mr. Salameh holds a Master's degree from the Fletcher School of Law and Diplomacy, a B.S. degree in Management and Technology Transfer from Polytechnic University of New York and a Baccalaureate degree with a concentration in Math and Physics from Lycee Fenelon in Paris. He also serves as an advisor to the chief executive officer of Telmex.

  Mr. Sanchez joined Prodigy's board of directors in June 1996 and became vice chairman in August 1998. Mr. Sanchez has served as president of Uninet, S.A. de C.V., a wholly-owned subsidiary of Telmex through which Telmex provides data transmission services and Internet access to customers, since January 1996. He has also served as president of Consorcio Red Uno, S.A. de C.V., a network company founded by Mr. Sanchez and now owned by Telmex, since March 1991. From 1985 to March 1991, he was president of Onyx Systems, a Unix microcomputer manufacturer with operations in the United States, Europe and Mexico. Mr. Sanchez previously held various communications and transportation positions in the Mexican government. Mr. Sanchez holds a degree in Electronics Engineering from the Metropolitan Autonomous University of Mexico.

  Mr. Trachtenberg joined Prodigy as president and chief operating officer in December 1998. Prior to joining Prodigy, Mr. Trachtenberg was employed for more than eight years by MCI Communications Corporation and then MCI WorldCom, Inc. From September 1997 to December 1998, Mr. Trachtenberg was executive director of online marketing, responsible for residential and small business Internet operations, and from January 1997 to September 1997, he served as executive director of Brand Marketing, responsible for the MCI One brand portfolio, including domestic and international long distance products, calling card services and advanced services for the consumer and small business segments. Between March 1990 and January 1997, he held various other marketing and business development positions, including director of Customer Marketing and director of International Marketing. Prior to joining MCI, Mr. Trachtenberg was employed for four years by Bain & Company, an international consulting firm. Mr. Trachtenberg received a B.A. degree, summa cum laude, from Tufts University, and received an M.B.A degree from the Wharton School of Business at the University of Pennsylvania, where he also received a Masters in International Affairs and was a Fellow at the Lauder Institute.

  Mr. Craft joined Prodigy as executive vice president of finance, chief financial officer, treasurer and a director in March 2000. He has been employed by SBC since 1993, serving as director of finance of SBC International from March 1998 until March 2000, director of corporate financial planning from August 1996 to February 1998 and manager of financial planning from June 1993 to August 1996. Previously, Mr. Craft was manager of financial planning at the Permea division of Air Products from April 1990 to May 1993 and a plant controller for Monsanto from December 1986 to March 1990. He holds a B.B.A. degree from the University of Central Florida and an M.B.A. degree from the University of Texas.

  Ms. Hirsch joined Prodigy in September 1998 as executive vice president, business development and general counsel. Prior to joining Prodigy, Ms. Hirsch served as vice president, corporate development counsel for Simon & Schuster, Inc., a publishing company, from March 1994 to September 1998, and as Assistant General Counsel for Macmillan, Inc., a publishing company, from June 1991 to January 1994. Ms. Hirsch holds a B.A. degree from Queens College and a J.D. degree from Washington College of Law at American University.

  Mr. Adams joined Prodigy's board of directors in May 1999. Mr. Adams served as chairman of the board of Texas Instruments Inc. from July 1996 to May 1998. From November 1989 to August 1995, he served as president and chief executive officer of Southwestern Bell Telephone Company, before becoming group president of SBC. He currently serves as a director of Texas Instruments, Inet Technologies and Storage Tek Corp.

  Mr. Elias joined Prodigy's board of directors in September 1997. He served as consulting advisor to the president of Telmex from September 1996 to May 1998 and has since served as head of commercial new technologies and regulation for Telmex. Since 1994, he has also been a private investor in Mexican real estate, textile and retail businesses. Mr. Elias is also a director of Carso Global Telecom, Telmex, Sears Roebuck de Mexico and several privately-held companies. Mr. Elias studied Business Administration at Anahuac University and received a Master in Business Management degree from the Instituto Panamericano de Alta Direccion de Empresa.

  Mr. Nakfoor joined Prodigy's board of directors in September 1997. Since 1991, Mr. Nakfoor has served as vice president of securities trading for Inversora Bursatil, S.A. de C.V., a wholly-owned subsidiary of Grupo Financiero Inbursa, S.A. de C.V., which is engaged in the securities brokerage, investment banking and money management businesses in Mexico. Grupo Financiero, which is affiliated with Carso Global Telecom, is a Mexican financial group whose businesses include banking, brokerage, insurance, leasing, factoring and other financial services. Mr. Nakfoor holds a B.A. degree in Economics and an M.B.A. degree from the University of Texas at Austin.

  Messrs. Salameh, Sanchez, Elias and Nakfoor were elected directors of Prodigy pursuant to a voting agreement between Carso Global Telecom and a former principal stockholder of Prodigy. The voting agreement was terminated in August 1998.

  Officers of Prodigy serve at the discretion of the board of directors and hold office until their successors are duly elected and qualified or until their earlier resignation or removal.

  Carlos Slim Helu, a Mexican citizen, and members of his immediate family, beneficially own a majority of the outstanding voting equity securities of Carso Global Telecom. Carso Global Telecom may be deemed to control Telmex through the regular-voting shares of Telmex that it owns directly and its interest in a trust which owns a majority of Telmex's outstanding regular-voting shares. Thus, Mr. Slim and members of his immediate family may be deemed to control Carso Global Telecom, Telmex and Prodigy. Mr. Salameh is married to Mr. Slim's niece, and Mr. Elias is married to Mr. Slim's daughter. There are no other family relationships among Prodigy's directors, executive officers and principal shareholders and their affiliates.

Committees of the Board of Directors

  The board of directors has an audit committee and compensation committee. There is no standing nominating committee of the board of directors. The audit committee, which is composed of Messrs. Adams and Nakfoor:

  . reviews the annual financial statements of Prodigy prior to their submission to the board;

  . consults with Prodigy's independent accountants to review financial results, internal financial controls and procedures, audit plans and recommendations; and

  . recommends to the board the selection, retention or termination of independent accountants and approve services provided by independent accountants.

  The compensation committee, composed of Messrs. Adams, Elias and Nakfoor, makes recommendations to the board regarding the compensation of executive officers, key managers and directors and administers Prodigy's stock plans.

Director Compensation

  All directors are reimbursed for their expenses in attending board and committee meetings in accordance with Prodigy's expense reimbursement policies. Directors who are also employees of Prodigy do not receive additional compensation for serving as directors.

  In January 1999, Prodigy's board of directors and stockholders adopted Prodigy's 1999 outside director stock option plan. The director plan permits the issuance of up to 250,000 shares of common stock on the exercise of options granted under the director plan. All options granted under the director plan are non-statutory stock options. Pursuant to the director plan, each director of Prodigy who was not then employed by Prodigy received on the closing of Prodigy's initial public offering an option to purchase 30,000 shares of common stock at an exercise price equal to the price per share at which shares were sold in the initial public offering. Accordingly, Messrs. Sanchez, Elias and Nakfoor each received 30,000 options on the closing of the initial public offering at an exercise price of $15.00 per share. Thereafter, each new non-employee director will receive, on his or her initial election to the board of directors, an option to purchase an option to purchase 30,000 shares of common stock at an exercise price equal to the fair market value of the common stock on the date of grant. As a result, Mr. Adams received an option to purchase 30,000 shares at an exercise price of $25.625 on his initial election to the board of directors on May 17, 1999. All options granted under the director plan vest in four equal annual installments, based on continued service as a director, and expire three months after termination of service as a director. In the event of an acquisition of Prodigy, 50% of all then unvested options will accelerate and become exercisable.

Executive Compensation

  The following lists the total compensation earned in the years ended December 31, 1997, 1998 and 1999 for Prodigy's chief executive officer, its two other most highly compensated executive officers in 1999 who were serving as executive officers on December 31, 1999, and four former executive officers who were not serving as executive officers on December 31, 1999. These current and former executive officers are sometimes referred to as the named executive officers.

                           Summary Compensation Table

                                     Annual Compensation               Long-Term Compensation
                             --------------------------------------  --------------------------
                                                                     Securities
                                                       Other Annual  Underlying    All Other
Name and Principal Position  Year  Salary   Bonus      Compensation  Options(1) Compensation(2)
---------------------------  ---- -------- --------    ------------  ---------- ---------------
Current Executive
 Officers:
Samer F. Salameh.........    1999 $241,667 $127,250           --          --        $4,800
 Chairman of the Board       1998 $200,000 $ 65,084(3)        --          --        $6,000
 and
 Chief Executive Officer     1997 $ 50,000 $ 90,000           --      156,250       $1,250
David C.                     1999
 Trachtenberg(4).........         $224,000 $115,828(3)        --          --        $4,200
 President and Chief         1998 $ 11,056      --            --      125,000          --
 Operating
 Officer                     1997      --       --            --          --           --
Andrea S. Hirsch(5)......    1999 $201,083      --            --          --        $4,800
 Executive Vice              1998 $ 56,878 $180,000           --       93,750          --
 President, Business         1997      --       --            --          --           --
 Development, General
 Counsel and Acting Chief
 Financial Officer
Former Executive
 Officers:
James P. Dougherty(6)....    1999 $126,667 $ 49,876      $148,346(7)      --        $3,978
 Former General Manager,     1998 $171,138 $ 44,904           --          --        $4,404
 Business
 Services                    1997 $ 15,385      --            --       93,750       $  462
David R. Henkel(8).......    1999 $201,083 $ 80,898           --          --        $4,800
 Former Executive Vice       1998 $ 79,167      --            --      187,500       $2,375
 President,
 Finance and Chief           1997      --       --            --          --           --
 Financial
 Officer
James L'Heureux(9).......    1999 $149,686 $ 60,000      $ 12,423(7)      --           --
 Former Executive Vice       1998 $190,000 $ 11,756           --       43,750          --
 President,
 Consumer Services           1997 $ 86,474 $ 40,000           --       50,090          --
Carena M. Pooth(10)......    1999 $174,167 $ 87,875           --          --        $4,800
 Former Executive Vice       1998 $181,250 $ 26,250           --       68,750       $4,313
 President,
 Technology                  1997 $161,458 $ 22,500           --          --        $4,800

--------
 (1) Represents the number of shares covered by options to purchase shares of Prodigy's common stock. Prodigy has never granted any stock appreciation rights.
 (2) Represents company matching contributions under Prodigy's 401(k) plan.
 (3) Includes payments for car and housing expenses.
 (4) Commenced employment with Prodigy in December 1998.
 (5) Commenced employment with Prodigy in September 1998.
 (6) Ceased employment with Prodigy in August 1999.
 (7) Represents severance payments and vacation payouts.
 (8) Resigned as an executive officer of Prodigy in December 1999.
 (9) Ceased employment with Prodigy in January 1999.
 (10) Ceased employment with Prodigy in February 1999.

 Option Grants During 1999

  Prodigy did not grant stock options to any of the named executive officers during the year ended December 31, 1999.

 1999 Year-End Option Values

  The following table sets forth information about option exercises during 1999 by the named executive officers and the number and value of unexercised options held by each of the named executive officers on December 31, 1999. No named executive officer exercised a stock option during 1999.

   Aggregated Option Exercises In Last Fiscal Year And Fiscal Year-end Option
                                     Values

                                                       Number of  Securities             Value of Unexercised
                                                      Underlying Unexercised             In-The-Money Options
                                           Value    Options at Fiscal Year End           at Fiscal Year End(2)
                         Shares Acquired  Realized  -------------------------------    -------------------------
          Name             on Exercise      (1)     Exercisable      Unexercisable     Exercisable Unexercisable
          ----           ---------------  --------  -----------      --------------    ----------- -------------
Current Executive
 Officers:
Samer F. Salameh........     68,750      $1,489,844          43,750            43,750   $672,656    $  672,656
David C. Trachtenberg...        --       $      --           41,666            83,334   $592,701    $1,185,424
Andrea S. Hirsch........      5,000      $  109,998          26,250            62,500   $298,594    $  710,938
Former Executive
 Officers:
James P. Dougherty......     68,750      $1,561,792             --                --    $    --     $      --
David R. Henkel.........     84,085      $1,486,052           9,323            94,092   $106,049    $1,070,296
James L'Heureux.........     27,083      $  706,241             --                --    $    --     $      --
Carena M. Pooth.........     93,750      $1,577,475             --                --    $    --     $      --

--------
(1) Represents the difference between the exercise price and the fair market value of Prodigy common stock on the date of exercise.
(2) Represents the difference between the fair market value of Prodigy common stock at December 31, 1999 ($19.375) and the option exercise price.

Employment Agreements

 Current Executive Officers

  Mr. Salameh is employed under an employment agreement that expires on December 31, 2000 under which he currently receives an annual base salary of $200,000. Mr. Salameh received a sign-on bonus of $90,000 and is eligible to receive an annual performance bonus of up to 50% of his base salary, contingent on the successful completion of mutually established personal and corporate goals. Mr. Salameh is also eligible to participate in all of Prodigy's fringe benefit programs. Prodigy has agreed to provide Mr. Salameh with a monthly housing allowance of $4,000, a monthly car allowance of $1,050 and monthly round-trip airfare between New York and Mexico City. Mr. Salameh was also entitled to accelerated vesting of stock options as a result of the closing of Prodigy's initial public offering in February 1999. In the event Prodigy terminates Mr. Salameh's employment other than for cause, or does not offer by November 1, 2000 to renew his employment agreement for at least one year, Mr. Salameh will continue to receive his base salary and fringe benefits for a period of 12 months and will receive a severance payment equal to one week's base salary for each six months of completed service with Prodigy. If Mr. Salameh is terminated for any reason, Prodigy is required to pay up to $40,000 of Mr. Salameh's expenses to relocate out of the New York City area.

  Mr. Trachtenberg is employed under an employment agreement that expires on December 31, 2001 under which he currently receives an annual base salary of $224,000. Mr. Trachtenberg received a sign-on bonus of $74,000 and is eligible to receive an annual performance bonus of up to 50% of his base salary, contingent on the successful completion of personal and corporate goals as mutually established. Mr. Trachtenberg is also eligible to participate in all of Prodigy's fringe benefit programs. Prodigy has agreed to provide
Mr. Trachtenberg with a
monthly car allowance of $2,166 and up to $5,000 to terminate his previous car lease. For the first six months of employment, Prodigy agreed to reimburse his reasonable temporary housing expenses and weekly commuting expenses between New York and Washington, D.C., and thereafter Prodigy will reimburse his relocation expenses and provide a monthly housing allowance of $3,500. Prodigy has also agreed to reimburse Mr. Trachtenberg's reasonable legal fees for review of his employment agreement. In the event Prodigy terminates Mr. Trachtenberg's employment other than for cause, he will continue to receive his base salary for a length of time based on his length of service and will receive accelerated vesting of options.

  Ms. Hirsch is employed under an employment agreement that expires on September 13, 2001 and under which she currently receives an annual base salary of $203,000. Prodigy paid Ms. Hirsch a sign-on bonus of $180,000. Ms. Hirsch is eligible to receive an annual performance bonus of up to 50% of her base salary, contingent on the successful completion of personal and corporate goals as mutually established. Ms. Hirsch is also eligible to participate in all of Prodigy's fringe benefit programs. In the event Prodigy terminates Ms. Hirsch's employment other than for cause after Ms. Hirsch's third month of service with Prodigy, Ms. Hirsch will continue to receive her base salary and fringe benefits for six months and will be entitled to accelerated vesting of stock options. In the event that Prodigy has not offered to renew her employment agreement prior to its expiration, Ms. Hirsch will continue to receive her base salary and fringe benefits for six months and will be entitled to receive a performance bonus for the six-month period. In the event Prodigy terminates Ms.Hirsch's employment other than for cause, she will continue to receive her base salary for a length of time based on her length of service and will receive accelerated vesting of options.

  Mr. Craft is employed by SBC but serves as executive vice president of finance, chief financial officer, treasurer and a director of Prodigy. SBC pays the salary of and provides employee benefits to Mr. Craft. Prodigy provides Mr. Craft with a monthly housing allowance, a monthly car allowance and the use of a cellular phone.

 Former Executive Officers

  Mr. Dougherty was employed under an employment agreement scheduled to expire on November 24, 2001 providing for an annual base salary of $190,000, a sign-on bonus of $20,000 and an annual performance bonus of up to 50% of his base salary, customary fringe benefits and other customary provisions. Effective August 31, 1999, Mr. Dougherty resigned, and Prodigy agreed to pay him a lump sum severance payment equal to nine months of base salary. Prodigy also agreed that 25,000 of Mr. Dougherty's options would vest on termination of employment.

  Mr. Henkel was employed under an employment agreement providing for an annual base salary off $190,000 subject to annual review and increase, an annual performance bonus of up to 50% of his base salary, a monthly housing allowance of $3,000, allowances for airfare between New York City and Dallas for Mr. Henkel and members of his family during the first year of his employment, relocation expenses of up to $3,000, customary fringe benefits and other customary provisions. Effective December 31, 1999, Mr. Henkel resigned as a director and officer but agreed to work as a part time employee of Prodigy for one fifth of his annual base salary until February 28, 2000. Prodigy agreed to pay him an annual performance bonus of up to 50% of his annual base salary for 1999 and continued fringe benefits through the end of his part time employment. Prodigy also agreed that 93,408 of his stock options would remain vested and exercisable through June 30, 2000 and that an additional 47,046 of his options would vest upon the closing of the SBC transaction and would remain vested and exercisable for three months from the closing of the SBC transaction.

  Mr. L'Heureux was employed under an employment agreement scheduled to expire on May 31, 2000 providing for an annual base salary of $190,000 subject to annual review and increase, a sign-on bonus of $40,000, an annual performance bonus of up to 50% of his base salary, customary fringe benefits and other customary provisions. Effective January 13, 1999, Mr. L'Heureux resigned, and Prodigy agreed to pay him a performance bonus of $60,000 for 1998 and severance consisting of a lump sum payment of $11,000 and continued salary and fringe benefits for nine months. Prodigy also agreed that 27,083 of Mr. L'Heureux's options would remain vested and exercisable through September 30, 1999.

  Ms. Pooth was employed under an employment agreement scheduled to expire on May 31, 2000 providing for an annual base salary of $190,000. Ms. Pooth was eligible to receive an annual performance bonus of up to

50% of her base salary, contingent on the successful completion of personal and corporate goals as mutually established. Ms. Pooth was eligible to participate in all of Prodigy's fringe benefit programs, and was entitled to accelerated vesting of stock options on a change in control of Prodigy. Effective February 28, 1999, Ms. Pooth resigned from Prodigy, and pursuant to her employment agreement, she is entitled to salary continuation for nine months and all of her options accelerated and will remain exercisable through December 31, 1999.

Stock Plans

 1996 Stock Option Plan

  Prodigy's 1996 stock option plan permits the issuance of up to 3,125,000 shares of Prodigy common stock on the exercise of options granted under the option plan. The option plan is currently administered by the compensation committee of the board of directors. Under the option plan, the board or compensation committee may grant incentive stock options within the meaning of
Section 422 of the Internal Revenue Code and non-statutory stock options not intended to qualify as incentive stock options. Stock options may be granted under the option plan to employees, directors, consultants and advisors of Prodigy. Only employees of Prodigy and its subsidiaries are eligible to receive incentive stock options. The option plan expires in June 2006.

  Subject to the provisions of the option plan, the board and compensation committee have the authority to determine:

  .  to whom options will be granted;

  .  the time when options my be granted;

  .  the number of shares to be covered by each option;

  .  when the option becomes exercisable; and

  .  the exercise price of the option.

  In the case of incentive stock options, the exercise price may not be less than the fair market value of Prodigy common stock on the date of grant, or in the case of incentive stock options granted to employees who own, directly or indirectly, more than 10% of the total combined voting power of all classes of stock of Prodigy, 110% of the fair market value of Prodigy common stock on the date of the grant. Prodigy's chief executive officer has authority, without prior board or compensation committee approval, to grant options under the option plan and to determine the terms of these options, provided that no grants may be made to executive officers and options may not exceed 25,000 shares per employee per year.

  As of March 31, 2000:

  . there were outstanding options to purchase an aggregate of 1,600,371 shares at a weighted-average price of $11.23 per share;

  .  an aggregate of 1,243,537 shares had been issued on exercises; and

  .  281,092 additional shares were reserved for future option grants.

 1999 Stock Option Plan

  At its 2000 annual meeting of stockholders, Prodigy is also requesting stockholder approval of a 1999 stock option plan covering 5,600,000 shares of Prodigy common stock.

  As of March 31, 2000, under the 1999 stock option plan:

  . there were outstanding options to purchase an aggregate of 2,181,290 shares at a weighted-average price of $19.11 per share;

  .  no shares had been issued on exercises; and

  .  3,418,710 additional shares were reserved for future option grants.

 1999 Employee Stock Purchase Plan

  In January 1999, Prodigy's board of directors and stockholders adopted the 1999 employee stock purchase plan. The purchase plan authorizes the issuance of up to 500,000 shares of Prodigy common stock to eligible employees of Prodigy and its subsidiaries. Employees are eligible to join the purchase plan if their customary employment is more than 20 hours per week and for more than five months in any calendar year. Employees who own directly or indirectly, taking into account the shares subject to purchase under the purchase plan, 5% or more of the total combined voting power or value of all classes of stock of Prodigy are not eligible to participate.

  The purchase plan permits shares to be purchased at the end of purchase periods occurring during each offering periods. Unless otherwise provided by the board prior to commencement, an offering period will begin on each May 16 and November 16, and continue for a period of 24 months. A purchase period will begin on each May 16 and November 16, and will continue for a period of six months, ending on the following November 15 or May 15, respectively. The first offering period and the first purchase period commenced on Prodigy's initial public offering. The last day of each purchase period is the date on which shares are actually purchased.

  Each eligible employee may enroll in an offering period by filing an election by the first payroll date occurring during the offering period or up to 45 days after the start of the offering period if approved in advance by the board, provided that the eligible employee is not already participating in an offering period which began earlier. When enrolling in an offering period, the employee must specify the amount to be withheld from pay on each payroll date during the offering period, which cannot exceed 10% of the employee's basic rate of pay, determined at the beginning of the offering period.

  The amount withheld from a participating employee's pay is credited to his or her account under the purchase plan. Unless the electing employee withdraws from participation, in which case the employee will be refunded the amount in his account, without interest, the funds in his or her account will be used on each purchase date to purchase that number of shares which can be purchased at a price equal to the lower of 85% of the fair market value of the shares on the first date of the offering period and 85% of the fair market value of the shares on the purchase date. Fair market value means the last sale price of Prodigy common stock on the Nasdaq National Market on the applicable day.

  The number of shares otherwise subject to purchase by an employee on a purchase date will be reduced proportionately if the number of shares available under the purchase plan, or available with respect to the offering period, is not sufficient to satisfy the purchase rights of all employees on that date. In addition, the number of shares otherwise subject to purchase on a purchase date will be reduced to the extent necessary to insure that the employee's right to acquire shares under the purchase plan does not accrue at a rate which exceeds $25,000 in fair market value, as determined on the first day of the offering period of reference, for each calendar year during which the employee was an active participant in the purchase plan.

  If an employee terminates employment for any reason, including death or disability, or withdraws from an offering period, the employee will not be entitled to acquire shares on any succeeding purchase date occurring with respect to the offering period, and the amount in his or her account will be refunded without interest. An employee withdrawing from an offering period will not be entitled to rejoin the purchase plan with respect to the offering period but may, if the employee otherwise qualifies, rejoin the purchase plan with respect to any subsequent offering period.

  The purchase plan is administered by the compensation committee of the board. The amounts paid to Prodigy with respect to the purchase of shares may be used for any corporate purpose. The employees participating in the purchase plan will have no interest, voting rights or other privileges with respect to the shares until they receive a certificate representing the shares.

Compensation Committee Interlocks and Insider Participation

  The current members of the compensation committee of the board of directors are Messrs. Adams, Elias and Nakfoor. Mr. Salameh makes recommendations and participates in discussions regarding executive compensation but he does not participate directly in discussions regarding his own compensation. No executive officer of Prodigy has served as a director or member of the compensation committee or other committee serving an equivalent function of any other entity, whose executive officers served as a director of or member of the compensation committee of the board of directors.

PRODIGY MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
                                 OF OPERATIONS

  The following discussion should be read in conjunction with the risk factors, selected financial information, pro forma financial statements and historical financial statements.

  Prodigy is a leading national Internet service provider. In October 1996, Prodigy launched Prodigy Internet, an open standards-based Internet access service. Since the autumn of 1997, Prodigy has focused on expanding the Prodigy Internet subscriber base and introducing additional value-added services. Prodigy has also made strategic decisions to outsource its network and use multiple vendors for outsourced customer services functions. As a result of these initiatives, Prodigy has substantially reduced its fixed operating costs and headcount.

  In conjunction with the launch of Prodigy Internet in October 1996, Prodigy began offering a plan allowing subscribers unlimited usage of Prodigy Internet for a flat monthly fee without hourly usage charges. In December 1996, Prodigy introduced a similar plan for Prodigy Classic. Since the introduction of Prodigy's unlimited usage plans, the portion of revenues generated from hourly usage charges has decreased substantially.

  The results of operations of Internet service providers, including those of Prodigy, are significantly affected by subscriber cancellations. Subscriber acquisition expenses and the administrative expenses of enrolling and assisting new subscribers are substantial, and in the past Prodigy typically offered free service for one or two months to new subscribers. In selected distribution channels, Prodigy has replaced free trial programs with prepaid term plans and subscriber contract acquisition programs in order to attract enrollees who are less likely to terminate service.

  Prodigy historically has experienced better retention for subscribers under prepaid term plans than subscribers under month-to-month plans. Under prepaid term plans, subscribers choose to prepay for longer terms at reduced monthly rates. Additionally, under subscriber contract acquisition programs, Prodigy makes payments to computer retailers in return for, among other things, the retailers enrolling a customer onto Prodigy Internet, obtaining a signed contractual commitment from the customer to a term subscription of one, two or three years, and committed marketing of Prodigy Internet by the retailer in connection with the retailers' other product advertisements. Prodigy's recent experience has been that subscribers obtained through subscriber contract acquisition programs have lower rates of cancellation than those obtained through other channels. As a result of these lower rates of cancellation, Prodigy has made the strategic decision to focus its marketing efforts towards these subscriber acquisition programs.

  Prodigy historically has experienced seasonality in its business, with:

  . higher expense during the last and first fiscal quarters, corresponding to the Christmas and post-Christmas selling season; and

  . lower timed usage revenues (revenues from hourly usage charges) during its second and third fiscal quarters resulting from reduced usage of its services during the summer months.

  Prodigy believes that the seasonal reductions in timed usage revenues historically experienced by Prodigy will be mitigated by the movement from timed usage plans to unlimited usage plans as well as growth in Prodigy's subscriber base, although Prodigy expects to continue to have higher expenses during its first and fourth quarters. Due to the seasonality of its business, as well as to other factors, Prodigy experiences quarterly fluctuations in its operating results.

  On October 5, 1999, Prodigy acquired the BizOnThe.Net Web hosting business of U.S. Republic Communications, Inc., an indirect majority owned subsidiary of VarTec, including the subscribers of the BizOnThe.Net Web hosting business. In consideration for BizOnThe.Net, Prodigy paid a $9 million loan from VarTec to U.S. Republic and issued 2,840,993 shares of Prodigy common stock to U.S. Republic including 727,272 shares held in an escrow account to secure the indemnification obligations of U.S. Republic and its shareholders. Some or all of the escrowed shares will be released to U.S. Republic at various times over the two year period following the closing. In addition to the shares and amounts paid at closing, in 2001 Prodigy may be required to issue up to 727,272 additional shares, contingent on the attainment by the acquired business of set earn-out targets.

  Based on the value of the 2,840,993 shares of common stock currently issued in connection with the BizOnThe.Net acquisition and the $9 million cash used to repay the loan, the total purchase price is approximately $58 million. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed of $49.6 million has been allocated to goodwill and will be amortized on a straight line basis over three years.

Results of Operations

  Prodigy's total revenues have two components: Internet and online service revenues, consisting of subscription revenues from subscribers to Prodigy Internet and Prodigy Classic, and other revenues, consisting of small business Web hosting fees from Prodigy's ProdigyBiz division, fees from a management contract with Telmex under which Prodigy provides certain management and consulting services to Telmex's Internet subsidiary Prodigy Internet de Telmex, and advertising and transaction fees. Subscription revenues include revenues from hourly usage charges ("timed usage revenues").

  Prodigy defines billable subscribers as subscribers who remain enrolled beyond completion of the applicable trial period or who enroll in a money-back guarantee program. Prodigy defines "Internet subscribers managed" to include billable Prodigy Internet subscribers and billable Prodigy Internet de Telmex subscribers but excluding subscribers to the Prodigy Classic service which was discontinued in October 1999.

 Recent Results

  On April 25, 2000, Prodigy reported the following results for the quarter ended March 31, 2000:

 . total revenues of $65.0 million in the quarter ended March 31, 2000, consisting of Prodigy Internet revenues of $56.9 million and other revenues of $8.0 million, compared to total revenues of $35.9 million in the quarter ended March 31, 1999, consisting of Prodigy Internet revenues of $27.9 million, Prodigy Classic revenues of $6.7 million and other revenues of $1.3 million;

 . total operating expenses of $97.3 million in the quarter ended March 31, 2000, including amortization of subscriber acquisition costs of $15.3 million, compared to total operating expenses of $54.4 million in the quarter ended March 31, 1999;

 . an operating loss of $32.3 million in the quarter ended March 31, 2000, compared to an operating loss of $18.5 million in the quarter ended March 31, 1999;

 . interest expense of $2.6 million in the quarter ended March 31, 2000, compared to interest income of $1.0 million in the quarter ended March 31, 1999;

 . $1.7 million in non-recurring costs related to planning for the integration of the FlashNet and SBC subscriber bases, which was included in general and administrative expense for the quarter endedMarch 31, 2000;

 . a net loss of $34.9 million in the quarter ended March 31, 2000, compared to a net loss of $15.7 million in the quarter ended March 31, 1999, with the increase due to amortization of subscriber acquisition costs resulting from Prodigy's contract subscriber acquisition programs and its Cable & Wireless consumer Internet subscriber acquisition in July 1999 as well as amortization of goodwill and other intangibles resulting from Prodigy's acquisition of BizOnThe.Net in October 1999;

 . net loss per share (basic and diluted) of $0.54 per share in the quarter ended March 31, 2000, compared to $0.29 per share in the quarter ended March 31, 1999;

 . an increase in the number of Internet subscribers managed from 731,000 at March 31, 1999 to 1,526,000 at March 31, 2000;

 . an increase in the number of Internet subscribers managed from 1,502,000 at December 31, 1999, consisting of 1,138,000 Prodigy Internet subscribers and 364,000 Prodigy Internet de Mexico subscribers to 1,526,000 at March 31, 2000, consisting of 1,115,000 Prodigy Internet subscribers and 411,000 Prodigy Internet de Mexico subscribers; and

 . a decrease in the number of Prodigy Internet subscribers from 1,138,000 at December 31, 1999 to 1,115,000 at March 31, 2000, primarily due to the termination of Prodigy's contract acquisition program with Best Buy on November 30, 1999.

 Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

 Subscribers

  The number of Prodigy Internet billable subscribers increased 633,000, or 125%, from 505,000 billable subscribers at December 31, 1998 to 1,138,000 at December 31, 1999. Prodigy Classic subscribers decreased from 166,000 at December 31, 1998 to 70,000 on October 1, 1999, the date Prodigy Classic was discontinued, and zero thereafter. Total Internet subscribers managed increased by 997,000, or 197%, from 505,000 at December 31, 1998 to 1,502,000 at December
31, 1999. Billable subscribers of Prodigy Internet de Telmex accounted for approximately 364,000 of the number of Internet subscribers managed at December 31, 1999.

 Internet revenues

  Subscription revenues from Prodigy Internet increased $73.5 million, or 91%, from $80.7 million in 1998 to $154.2 million in 1999 due to the increase in billable subscribers discussed above. Subscription revenues from Prodigy Classic decreased $32.6 million, or 68%, from $48.2 million in 1998 to $15.6 million in 1999 due to the discontinuation of service as of October 1999. Timed usage revenues decreased $2.7 million, or 64%, from $4.2 million in 1998 to $1.5 million in 1999. The decrease in timed usage revenues was primarily attributable to the decrease in Prodigy Classic subscribers during 1999.

 Other revenues

  Other revenues increased by $12.0 million, or 166%, from $7.2 million in 1998 to $19.2 million in 1999. The increase in other revenues consisted of $6.8 million in management fees relating to Prodigy's January 1999 agreement with Telmex to manage the Prodigy Internet de Telmex's Internet subscribers, $3.0 million from Prodigy's Web hosting business including revenues from BizOnThe.Net, which was acquired in October 1999, $5.4 million attributable to transition services revenue related to Prodigy's July 1999 acquisition of Internet subscribers of Cable & Wireless USA, Inc., and a $1.0 million increase in advertising display revenues primarily due to Prodigy's successful program of re-establishing control over advertising content displayed on Prodigy Internet's home page. These increases were offset, in part, by a decrease of $4.4 million from Prodigy's African Internet operations that were sold in October 1998.

 Cost of revenues

  Cost of revenues includes network and content expenses. Network expense includes costs associated with Prodigy's hosting operations center in Yorktown, New York as well as the costs of outsourced network provider services. Content expenses consist of the costs of developing, or obtaining from third parties, content for inclusion in Prodigy's service offerings. Cost of revenues increased $8.8 million, or 9%, from $93.4 million in 1998 to $102.2 million in 1999 primarily related to increased network charges incurred by Prodigy in 1999. Network usage increased 65% in 1999 compared to 1998 primarily due to the shift of the subscriber base from timed usage to unlimited usage plans which result in higher hourly usage. However, network expense increased only 11%, or $10.3 million, primarily due to a monthly "cap" (based on average hourly usage by subscribers)

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

contained in the network agreement between Prodigy and Splitrock. The increase in network charges was offset, in part, by a decrease of $1.5 million, or 40%, in content expense attributable to the discontinuation of the Prodigy Classic service.

 Sales and marketing

  Sales and marketing expense includes advertising, salaries of sales and marketing personnel and other general sales and marketing costs. Sales and marketing expense increased $17.2 million, or 41%, from $41.7 million in 1998 to $58.9 million in 1999. The increase in marketing costs was primarily attributable to an increase of $5.6 million in production and media costs associated with Prodigy's "There is a Choice" and "Are you a Prodigy?" advertising campaigns that appeared during 1999. In early 1998, Prodigy postponed certain of its marketing programs in response to network performance issues encountered during the transition period accompanying the initial rollout of the Splitrock network. Additionally, Prodigy spent $4.4 million in establishing Prodigy's Business Solutions division and marketing its product offerings, and $1.4 million in marketing Prodigy's Hispanic Internet offering. Sales and marketing expense also reflects increased bad debt provisions of $2.8 million related to amounts due from subscribers for contractual early termination penalties. As a result of the significant increase in contract subscribers during the period, Prodigy experienced a corresponding increase in accounts receivable and the related provision for doubtful accounts associated with the penalty fees charged on terminated subscriber contracts.

 Product development

  Product development expense includes research and development costs and other product development costs. Product development expense increased $1.4 million, or 13%, from $10.9 million in 1998 to $12.3 million in 1999. Product development activities in 1999 centered on implementing the billing, provisioning and customer service infrastructure to support Prodigy's small business Web hosting business, improving the system infrastructure supporting the Prodigy Internet de Telmex subscriber base, including Year 2000 remediation efforts, developing a new home page for Prodigy Internet and developing future Prodigy Internet product offerings and service enhancements.

 General and administrative

  General and administrative expense increased $17.1 million, or 38%, from $44.6 million in 1998 to $61.7 million in 1999. The increase was primarily attributable to substantially higher customer service charges incurred in connection with the 125% increase of billable Prodigy Internet subscribers achieved in the year, especially the heavy volume of enrollments emanating from the contract subscriber acquisition program during the second half of 1999. This increase primarily reflected a $10.2 million increase in customer service charges, a $2.7 million increase in 800 number charges, and a $2.1 million increase in billing and credit card interchange fees. General and administrative expense also increased in 1999 due to increased charges for accounting and legal fees, recruiting, office temporary workers and compensation expense resulting from the issuance of stock options priced below market.

 Depreciation and amortization

  Depreciation and amortization expense increased $5.7 million, or 35%, from $16.1 million in 1998 to $21.8 million in 1999. The increase was primarily due to $4.0 million of goodwill, tradename and other intangibles' amortization incurred in connection with the BizOnThe.Net acquisition. In addition, the 1999 period reflects depreciation attributable to a new accounting system as well as and subscriber management software implemented during 1999.

 Amortization of subscriber acquisition costs

  In May 1999, Prodigy entered into an agreement with Cable & Wireless to purchase the dial-up access Internet subscriber base of that entity. At the closing on July 20, 1999, Prodigy paid Cable & Wireless $40.9 million in cash. Upon settlement of the transaction during the first quarter of 2000, Prodigy received a purchase

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

price reduction of $10.1 million from the original payment due to fewer subscribers transitioning to the Prodigy Internet service than originally projected. During 1999, Prodigy also entered into agreements with major retailers of personal computers for the purpose of stimulating Prodigy Internet enrollments. Under these agreements, Prodigy made payments to the retailers in exchange for the retailers enrolling a customer onto Prodigy Internet, obtaining a signed contractual commitment from the customer to a term subscription of one, two or three years, and committed marketing of Prodigy Internet by the retailers in connection with the retailers' other product advertisements. These payments amounted to $100, $250, or $400, respectively, for a term subscription of one, two or three years at Prodigy's standard monthly rates. Payments pursuant to these agreements amounted to $161.7 million through December 31, 1999. Prodigy has accounted for these payments, and the purchase price paid for the acquired Cable & Wireless subscribers that migrated to Prodigy Internet, as subscriber acquisition costs and amortizes these costs over the term of the underlying subscriber contract or 36 months, respectively.

  During 1999, Prodigy incurred amortization of subscriber acquisition costs of $20.4 million consisting of $15.6 million related to subscriber acquisition contracts and $4.8 million related to the acquired Cable & Wireless subscribers.

 Interest and other income

  Interest income increased $3.6 million, from $1.5 million in 1998 to $5.1 million in 1999. The increase is primarily due to the investment of the cash proceeds of Prodigy's initial public offering in February 1999 in short-term money market instruments. These increases were offset by interest expense of $2.9 million incurred to service notes payable during 1999.

  During the year ended December 31, 1999, Prodigy recognized a gain of $3.3 million upon the sale of an equity investment. In addition, Prodigy recognized a gain of $1.7 million when it paid $.75 million in full settlement of a promissory note in the principal amount of $2.0 million plus all accrued interest.

 Income Taxes

  Prodigy has evaluated the positive and negative evidence bearing on the realizability of its deferred tax assets, which are comprised principally of net operating loss carry forwards. Under the applicable accounting standards, Prodigy has considered its history of losses and concluded that it is more likely than not that Prodigy will not realize these favorable tax attributes. Accordingly, the related deferred tax assets have been fully reserved.

 Operating Loss

  As a result of the foregoing factors, Prodigy's operating loss increased $17.8 million, or 25%, from $70.5 million in 1998 to $88.2 million in 1999 and its net loss increased $15.4 million, or 24%, from $65.1 million in 1998 to $80.5 million in 1999.

 Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

 Revenue

  Subscription revenues from Prodigy Internet increased $51.2 million, or 174%, from $29.5 million in 1997 to $80.7 million in 1998. The number of Prodigy Internet billable subscribers increased 284,000, or 129%, from 221,000 at December 31, 1997 to 505,000 billable subscribers at December 31, 1998, representing 36% and 75% of total billable subscribers at December 31, 1997 and December 31, 1998, respectively. Prodigy Internet subscribers accounted for 44% and 80% of total network usage during 1997 and 1998, respectively. Subscription revenues from Prodigy Classic decreased $50.6 million, or 51%, from $98.8 million in 1997 to $48.2 million in 1998 as the number of Prodigy Classic billable subscribers decreased from 392,000 at December 31, 1997 to 166,000 at December 31, 1998. Total billable subscribers increased by 58,000, or 9%, from 613,000 at December 31, 1997 to 671,000 at December 31, 1998. Timed usage revenues decreased $7.8 million, or 65%, from $12.0 million in 1997 to $4.2 million in 1998. The decrease in revenues attributable to

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

decreases in the total number of billable subscribers and in timed usage revenues associated with Prodigy Classic was offset, in part, by an increase in average revenue per billable subscriber primarily due to the higher-priced plans for unlimited usage associated with Prodigy Internet. Other revenues increased by $1.3 million, or 22%, from $5.9 million in 1997 to $7.2 million in 1998 primarily due to increased sales by Prodigy's African Internet operations which were sold on October 1, 1998. For the years 1997 and 1998, the other revenues derived from Prodigy's former international operations consisted primarily of fees for Internet access and online services provided primarily to businesses in Africa and China. As a result of the foregoing factors, total revenues increased by $1.9 million from $134.2 million in 1997 to $136.1 million in 1998.

 Cost of Revenue

  Cost of revenues increased from $92.0 million in 1997 to $93.4 million in 1998. This increase was primarily attributable to increased network charges incurred by Prodigy in 1998. Network usage increased 74% in 1998 compared to 1997 primarily due to the shift of the subscriber base from timed usage to unlimited usage plans, but network charges increased only 40% because of a monthly cap, based on average hourly usage by subscribers, contained in the network agreement between Prodigy and Splitrock. This increase was offset in part by a reduction in content expense, which declined as a result of the renegotiation and/or termination of content contracts associated with Prodigy Classic and Prodigy's content outsourcing agreement with Excite.

 Sales and Marketing

  Sales and marketing expense decreased from $59.6 million in 1997 to $41.7 million in 1998, a decrease of $17.9 million, or 30%. The 1997 period reflected spending related to the launch of Prodigy Internet in October 1996 which continued through the post-Christmas selling season. In addition, in early 1998, Prodigy temporarily deferred sales and marketing programs in response to network performance issues encountered during the transition period accompanying the initial roll-out of the new Splitrock network.

 Product and Development

  Product development expense decreased from $11.4 million in 1997 to $10.9 million in 1998, a decrease of $.5 million, or 4%. During 1997, product development efforts were primarily focused on stabilization and enhancement of Prodigy Internet and on migration of Prodigy Classic content to the Prodigy Internet platform. As a result of the completion of these activities in 1997, product development activities and spending were subsequently reduced. In 1998, product development activities centered on integration and stabilization of the Splitrock network, transition to the co-branded Prodigy/Excite content platform for Prodigy Internet, and development of commercial application and value-added services.

 General and Administrative

  General and administrative expense decreased from $56.3 million in 1997 to $44.6 million in 1998, a decrease of $11.7 million, or 21%. The decrease in general and administrative expense was attributable to significantly lower personnel costs resulting from a decrease in average headcount and lower incentive compensation expense combined with lower occupancy expense due to the relocation to a new headquarters facility in White Plains, New York as of January 1, 1998. As a result of the grant of employee stock options with exercise prices deemed to be below fair market value, Prodigy recorded compensation expense of $.7 million in 1998.

 Depreciation and Amortization

  Depreciation and amortization expense decreased $5.3 million, or 25%, from $21.4 million in 1997 to $16.1 million in 1998. During the second half of 1997, Prodigy entered into a third party network agreement realizing the cash benefits of reduced capital expenditures for telecommunications equipment. Moreover, during 1997 the remaining Prodigy Internet capitalized product development costs were amortized whereas 1998 was a year of product stabilization and integration into the new network.

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

 Interest and other income

  Interest income/expense, net improved from an expense of $1.3 million in 1997 to income of $.2 million in 1998. This improvement was due to higher cash balances and reduced levels of borrowing during 1998.

  In 1997, Prodigy recorded a loss of $12.1 million on an equity investment in a joint venture, restructuring and other special costs of $9.9 million, a $2.4 million write-down of its investment in its African Internet operations to the net realizable value, and an $.8 million loss on the sale of its African cellular telephone operations. In 1998, Prodigy recognized a gain of $2.9 million from the sale of its African Internet operations and a gain of $2.3 million from the sale of internally developed customer service and content applications.

 Operating Loss

  As a result of the foregoing factors, Prodigy's operating loss decreased from $119.6 million in 1997 to $70.5 million in 1998. Its net loss decreased from $132.8 million in 1997 to $65.1 million in 1998.

Restructuring Charges

  In response to changes in its business environment, and to decrease cash outflows and more efficiently manage its business, Prodigy has incurred restructuring and other special costs. The table below presents restructuring and other special costs incurred and/or expended by Prodigy from January 1, 1997 through December 31, 1999:

                                                   Year Ended December 31,
                                                   --------------------------
                                                     1997     1998     1999
                                                   --------  -------  -------
                                                        (in millions)
Accrued restructuring costs at beginning of
 period: ......................................... $   11.5  $   7.9  $   4.7
                                                   --------  -------  -------
Restructuring accruals:
Network termination costs (A).....................      4.7      --       --
Reductions-in-force (B)...........................      2.9      --       --
Content production (C)............................      0.6      --       --
Facility closing (D)..............................      1.6      --       --
Headquarters lease termination....................      --       --       --
Idle leased space at former headquarters'
 location.........................................      --       --       --
                                                   --------  -------  -------
Subtotal, period accruals.........................      9.8      --       --
                                                   --------  -------  -------

                                                   Year Ended December 31,
                                                   --------------------------
                                                     1997     1998     1999
                                                   --------  -------  -------
                                                        (in millions)
Restructuring expenditures:
Network termination costs.........................      --      (0.8)    (0.1)
Reductions-in-force...............................     (3.1)    (1.0)     --
Content production................................      --      (0.6)     --
Facility closing..................................      --      (0.8)    (0.8)
Headquarters lease termination....................     (7.8)     --       --
Idle leased space at former headquarters'
 location.........................................     (2.5)     --       --
                                                   --------  -------  -------
Subtotal, period expenditures.....................    (13.4)    (3.2)    (0.9)
                                                   --------  -------  -------
Accrued restructuring costs at period end......... $    7.9  $   4.7  $   3.8
                                                   ========  =======  =======

--------
(A) In connection with the sale of its network, Prodigy incurred liabilities related primarily to early termination payments and other contractual obligations for certain non-cancelable network related agreements. Prodigy expects to use this reserve in full during the year ending December 31, 2001.
(B) In 1997, Prodigy implemented a restructuring plan to reduce costs through job elimination and, as a result, recorded a charge of $2.9 million. Approximately 80 employees were terminated. The entire reserve was used in 1997 and 1998 to make severance payments to employees identified as part of the original plan.

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

(C) Prodigy decided to discontinue the production of its own content and, as a result, recorded a charge of $.6 million to account for the employee termination costs and the costs to settle content related contractual obligations. Approximately 25 employees were terminated. The entire reserve was used in 1997 and 1998 to make severance payments to employees identified as part of the original plan.
(D) Prodigy's Medford, Massachusetts facility has been closed and a charge of $1.6 million recorded in 1997 to account for the costs of employee terminations and lease cancellation. This reserve was fully utilized at December 31, 1999.

Former International Operations

  The historical results discussed above include the operating results of Prodigy's African and Chinese operations, which began in late-1995 and mid-1996, respectively. The revenue and net loss from Prodigy's Africa and China operations were as follows:

                                                     Year Ended December 31,
                                                     --------------------------
                                                      1997      1998     1999
                                                     --------  -------- -------
                                                          (in millions)
  Revenue........................................... $    3.2  $    4.4     --
  Net loss..........................................     (8.5)      0.2     --

  Prodigy sold its African cellular telephone operations in January 1997, determined to terminate its Chinese operations in December 1997, terminated its Chinese operations in March 1998 and sold its African Internet operations in October 1998. In 1997, Prodigy recorded a $0.8 million loss on the sale of its African cellular telephone operations and a $2.4 million write-down of its investment in its African Internet operations to the estimated net realizable value.

Liquidity and Capital Resources

  Since formation, Prodigy has relied on private sales of equity securities (totaling $294.1 million through December 31, 1999), borrowings and its initial public offering in February 1999 with net proceeds of $157.2 million to fund its operations. Prodigy has incurred significant losses since inception and, at December 31, 1999, had an accumulated deficit of $373.3 million and a working capital deficit of $128.1 million comprised of current liabilities of $179.9 million offset by current assets of $51.8 million. For the years ended December 31, 1997, 1998 and 1999, Prodigy incurred negative cash flow from operations of $114.0 million, $68.0 million and $40.1 million, respectively.

  The decrease in cash used in operating activities from 1997 to 1998 resulted from decreased net losses partially offset by the timing of payable settlements. The increase in cash used in operating activities from 1998 to 1999 resulted from timing of payable settlements and increased amortization expense which offset the increased net losses.

  Net cash from investing activities increased to $2.6 million provided from investing activities in 1998 from $15.3 million used in 1997 due to the cash proceeds of $5.2 million from the sale of assets and equity investments combined with decreased capital expenditures. Net cash from investing activities decreased in 1999 to $212.6 million used in investing activities due to cash payments related to the acquisition of BizOnThe.Net, the acquisition of subscribers from Cable & Wireless USA subscriber contract acquisition programs and increased capital expenditures.

  In May 1999, Prodigy entered into an agreement with Cable & Wireless USA, Inc. to purchase the dial-up Internet access subscriber base of that entity for a purchase price of approximately $41.6 million in cash as determined by the number of qualified Cable & Wireless subscribers who transitioned to Prodigy Internet.

  Commencing in July 1999 through the end of the year Prodigy paid approximately $154.6 million in consideration for subscribers obtained through its subscriber contract acquisition programs. Prodigy has $7.1 million accrued related to these programs as of December 31, 1999. Prodigy has capitalized these costs and will amortize these costs over the underlying subscriber contracts (one, two or three years). At December 31, 1999, Prodigy had capitalized related subscriber contract acquisition costs of $161.7 million and had recognized amortization expense of $15.6 million. In February 2000, Prodigy entered into a similar program with another retailer. Total amounts to be paid under this program will depend on the number of subscriber contracts received and could be material.

  Prodigy's capital expenditures for the year ended December 31, 1999 were $11.3 million, primarily for the purchase of data processing equipment, compared to capital expenditures of $2.6 million in 1998. Prodigy anticipates that its capital expenditures will approximately $25 million in 2000.

  Net cash from financing activities in 1998 and 1999 and future financing requirements are discussed in the following paragraphs.

  To fund operations, Prodigy borrowed $16.4 million from Banco Inbursa, S.A., an affiliate of Carso Global Telecom, in February 1998 and $5.7 million from Banco Inbursa in July 1998. The Banco Inbursa loans bore 9% interest and were due December 31, 1999. In July 1998, Prodigy borrowed $30.0 million from Bank of America National Trust and Savings Association and used the proceeds to repay $30.0 million of the $32.1 million then owed to Banco Inbursa. The Bank of America loan bore 6.5% interest, was guaranteed by Carso Global Telecom and was due August 14, 1998. The Bank of America loan was repaid with interest with a portion of the proceeds from the sales of common stock described below.

  In August 1998, Telmex purchased 6,125,000 shares of common stock from Prodigy for gross proceeds of $49.0 million, and in July 1998 Carso Global Telecom purchased 1,375,000 shares of Common Stock from Prodigy for gross proceeds of $11.0 million. Prodigy used a portion of the proceeds to repay amounts owed to Banco Inbursa and Bank of America in the aggregate amount of $32.1 million.

  In August 1998, Prodigy obtained a $35.6 million line of credit commitment from Carso Global Telecom. This credit facility, originally due to expire on December 31, 1999, was cancelled in August 1999 when it was replaced by the larger credit facility described below.

  In February 1999, Prodigy sold 11,200,000 shares of common stock in its initial public offering, including 2,000,000 shares of Common Stock sold to Telmex, for aggregate net proceeds of $157.2 million.

  In August 1999, Prodigy obtained a $130 million revolving line of credit from Carso Global Telecom to fund its subscriber contract acquisition programs during the third and fourth quarter of 1999. The terms of this line of credit allow Prodigy to borrow, repay and reborrow amounts in minimum increments of $1 million. Advances are due 30 days after borrowing, but Prodigy is permitted to rollover advances into new advances at its election. Advances are uncollateralized, and during the third and fourth quarters of 1999, bore interest of 9% and 12%, respectively. During the fourth quarter, Prodigy borrowed the maximum amount permitted under this line of credit. At December 31, 1999, the line of credit had been paid down to $110.2 million. Prodigy repaid $13.8 million of these notes in January 2000 and the remaining $96.4 million is due on April 7, 2000.

  At December 31, 1999, Prodigy had available cash and cash equivalents of $35.5 million ($21.1 million at March 31, 2000). Prodigy is currently experiencing substantial negative cash flow each month and expects to continue to experience negative cash flows through 2000. Telmex has unconditionally committed to provide financing, either through capital and/or debt financing of up to $200 million to fund Prodigy's operations through February 2001. The terms of this financing will be determined at the time such financing, if any, is provided.

  On March 16, 2000, Prodigy and Citibank signed a letter agreement which contemplates that Citibank will structure and arrange financing of $200 million secured by the future service fees payable by contract subscribers to the Prodigy Internet service. The letter agreement includes a preliminary summary of principal terms and conditions, estimated expenses and the structuring fee due Citibank at closing. The letter agreement does not constitute a firm financing commitment from Citibank, and Prodigy cannot assure that the Citibank financing will be completed. The Citibank financing is subject to the issuance by SBC of a performance guarantee and satisfaction of the following conditions:

  .  satisfactory completion of Citibank's due diligence review of Prodigy;

  . in Citibank's determination, the absence of any material adverse change in the financial markets or in the financial condition or operations of Prodigy;

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

  . negotiation and execution of mutually satisfactory documentation for the financing;

  .  the receipt of specified ratings from ratings agencies; and

  . the receipt of internal Citibank credit approval and any other approvals and legal opinions as Citibank may deem necessary or advisable.

  In connection with the Citibank financing, Prodigy and SBC have agreed in principle that SBC will provide a contingent performance guarantee in exchange for which Prodigy will grant SBC a contingent warrant to purchase 537,924 shares of Prodigy common stock for $1.00 per share. The performance guarantee to be provided by SBC requires that, in the event Prodigy becomes unable to continue to perform its service obligations under the subscriber contracts, SBC will either perform Prodigy's service obligations directly or replace Prodigy with a substitute Internet service provider. Management believes that the Citibank financing or, if not completed, the Telmex financing will be sufficient to enable Prodigy to meet its planned expenditures through at least February 2001. Prodigy cannot assure that the Citibank financing will be completed. If the Citibank financing or other comparable third party financing is completed, Prodigy does not expect to obtain financing through the Telmex commitment.

  Prodigy's future financing requirements will depend on a number of factors, including Prodigy's operating performance and increases in operating expenses associated with growth in Prodigy's business. Based upon its current operating plan, Prodigy believes that it will require significant external financing in order to continue to expand its consumer business. Prodigy is considering a number of alternatives to raise additional financing, including public or private equity or debt financing, bank loans, strategic partner and joint venture arrangements, vendor financing, leasing arrangements or a combination of these sources. There can be no assurance that Prodigy will be able to obtain sufficient financing on acceptable terms.

Year 2000 Compliance

  The year 2000 issue was the cause of great concern before January 1, 2000. The concern was that computer programs that have time-sensitive software may not recognize the date "00" as the year 2000 but rather as the year 1900. Currently, most computer systems are functioning properly and the compliance and remediation work effected prior to January 1, 2000 was effective in preventing Year 2000 problems. Computer experts still warn, however, of residual consequences from the year 2000 issue. Although Prodigy currently believes that its computer systems are Year 2000 compliant, its operations and financial condition could suffer if Prodigy experiences any residual Year 2000 problems.

  Prodigy maintains its Internet operations and internal operating systems. Furthermore, Prodigy relies on third party vendors for the provision of computerized billing and network operations and services. Residual Year 2000 problems experienced by Prodigy and its third party vendors could negatively impact Prodigy's internal operating systems, as well as the computer systems of the third party vendors and ultimately affect Prodigy's ability to provide customer and business services.

  Prodigy has evaluated its internal systems and programs related to both the delivery of the Prodigy Internet service and the daily operations of the business and has made any necessary changes. In addition, Prodigy has contacted all vendors to verify Year 2000 compliance. Any application that was not compliant by December 1999 was deactivated and removed.

Recently Issued Accounting Pronouncements

  In November 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 100, "Restructuring and Impairment Charges." In December 1999, the SEC issued SAB No. 101, "Revenue Recognition in Financial Statements." SAB No. 100 expresses the views of the SEC staff regarding the accounting for and disclosure of certain expenses not commonly reported in connection with exit activities and business combinations. This includes the accrual of exit and employee termination costs and the recognition of impairment charges. SAB No. 101 expresses the views of the SEC staff in applying generally accepted accounting principles to certain revenue recognition issues. Prodigy has concluded that these SABs do not have a material impact on its financial position or its results of operations.

                              FLASHNET'S BUSINESS

Overview

  FlashNet is a nationwide provider of consumer Internet access and business services. FlashNet provides its Internet access services in approximately
900 cities, covering approximately 90% of the United States population, through both its proprietary network and strategic network arrangements with Golden Harbor, PSINet and Level 3 Communications. As of December 31, 1999, FlashNet had approximately 235,000 customers, including approximately 3,200 business customers. FlashNet's services offerings are tailored to the specific demands of both its consumer and business customers and include dial-up access, high speed access and other value-added services.

Industry Background

 Growth of the Internet and Electronic Commerce

  The Internet is a collection of computer networks that links millions of public and private computers to form the largest computer network in the world. It has become an important global communications medium, enabling millions of people to obtain and share information and conduct business electronically, and a critical tool for information and communications for many users. The Internet has grown rapidly in recent years, both in the number of Web users and Web sites. Many factors are driving the growth in the number of Web users and Web sites, including the large and growing number of personal computers, advances in the performance and speed of personal computers and modems, easier access to the Internet and the increasing importance of the Internet for communications, information and commerce. For many businesses, the Internet has created a new communications and sales channel enabling large numbers of geographically dispersed organizations and consumers to be reached quickly and cost-effectively.

 Evolution of the Internet Services Market

  Today, the Internet services market consists primarily of Internet access. Access services include dial-up access for individuals and small businesses and high-speed dedicated access primarily for larger organizations. The rapid development and growth of the Internet have resulted in a highly fragmented industry, consisting of more than 5,000 Internet service providers in the United States, most of which operate as small, local businesses. The Internet services industry is expected to undergo substantial consolidation, especially among mid-sized Internet service providers, over the next few years.

  Internet service providers vary widely in geographic coverage, customer focus and the nature and quality of services provided to subscribers. Few Internet service providers offer nationwide coverage, have a brand name with nationwide recognition or can grow significantly without additional investment in infrastructure. Internet service providers may concentrate on specific types of customers that differ from the target markets of other Internet service providers. Services offered by Internet service providers can range from simple dial-up access to highly organized, personalized access coupled with value-added services. FlashNet believes that consumers generally focus on speed and reliability of access, ease of use, customer service and price as they evaluate an Internet service providers. In addition, FlashNet believes many business customers want all their Internet-based requirements, such as Internet access, Web hosting and electronic commerce applications, met by a single provider.

  Internet operations, including Web hosting and electronic commerce, are increasingly becoming critical to businesses. However, many businesses lack the resources and expertise to develop, maintain and enhance, on a cost-effective basis, successful Internet operations. As a result, businesses increasingly use outside companies to enhance Web site reliability and performance, provide continuous operation of their Internet-based functions and reduce operating expenses. By outsourcing these services, companies can focus on their business rather than using their resources to support Internet operations.


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

  As a result, there is increasing demand for Internet service providers to offer electronic commerce services that businesses can establish quickly and easily. An increasing number of Internet service providers supplement their basic Internet access services with a variety of commercial services that facilitate electronic commerce, such as hosting web sites, online customer billing, co-location and other value-added services. These services expand an Internet service provider's potential revenue sources from basic monthly access fees to other fees such as set-up and maintenance charges. In addition, some larger and more sophisticated Internet service providers market other Internet-based services, such as paging, long-distance and cellular telephone services, to both consumers and business customers nationwide.

The FlashNet Solution

  FlashNet offers a full range of consumer Internet access services and a broad selection of business services, both of which are offered nationwide at competitive prices. FlashNet believes that its services provide customers with the following benefits:

  Fast and Reliable Quality Service. FlashNet's systems and network infrastructure are designed to provide consumer and business customers with fast and reliable quality service through its state-of-the-art equipment, its network operations center that is monitored on a 24 hours-a-day, seven days-a-week basis by its technicians and third-party network providers.

  Cost-Effective Access. FlashNet offers high quality Internet connectivity and enhanced business services at price points that are generally lower than those charged by other Internet service providers with national coverage. It offers pre-bundled access services packages under monthly or prepaid plans.

  Enhanced Business Services. FlashNet offers a broad selection of enhanced business services that are focused on the practical needs of businesses to support their Internet operations. These services are further described in "Consumer Access and Business Services."

  Nationwide Network Coverage. Through its proprietary network and agreements with third party providers, including Golden Harbor, PSINet, MCIWorldCom and Level 3 Communications, its access services cover approximately 900 cities and approximately 90% of the population of the United States.

  Superior Customer Support. FlashNet provides superior customer service and support, with customer care and technical personnel available by telephone and on-line on a 24 hours-a-day, seven days-a-week basis and additional support resources available at its Web site.

  Brand Name Recognition. FlashNet has made significant investments in, and has applied a creative approach to, high visibility advertising, which has included radio spots and prominent radio host endorsements, television commercials, targeted direct mail campaigns and billboard placements. As a result, it has achieved brand name recognition in its core markets that enhances its customers' comfort and familiarity with having it as their Internet access provider.

Consumer Access and Business Services

 Consumer Access Services

  FlashNet's consumer access services are designed to provide subscribers with simplified access to the Internet through a dial-up modem. All of its Internet access accounts include:

  .  unlimited access to the Internet;

  . at least one e-mail account, which facilitates the subscriber's ability to send and receive e-mail messages across the Internet;

  . news group access for reading and posting of messages and other information among Internet users;


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

  . file transfer Internet protocol privileges which enable its customers to place a file on its servers for public or private use or to retrieve files placed on its servers by others; and

  .  an intuitive interface for viewing of pictures and graphics.

  FlashNet also offers advanced filtering capabilities to reduce access to material that may be unsuitable for family, business and institutional users. All consumer access services include, for no additional charge, Netscape Communicator or Microsoft Internet Explorer, and other Internet software, as well as technical assistance and customer support on a 24 hours-a-day, seven days-a-week basis, including Web-based support for many products and services. See the subsection entitled "Customer Service and Support."

  FlashNet currently offers a variety of options for providing customers with Internet access, as described in the following table:

                                                 Target         Current Pricing
 Access Service         Description              Customers      Information
 --------------         -----------              ---------      ---------------
 Basic Account          Basic Account service    Consumer       $17.95/month with a $25
                        that includes two e-mail Internet users set-up fee ($16.95 in some
                        accounts and sufficient                 markets)(1)(2)
                        Web space to support
                        traditional dial up
                        access speeds in most
                        markets.
 Daytime Account(3)     Basic Account service    Small          $6.95 per month with a $35
                        with access from 7:00am  businesses     set-up fee; $1.95 per hour
                        to 5:00pm, Monday                       for off-hours usage
                        through Friday.
 Premium Account        Basic Account service    Consumers and  $19.95/month with a $25
                        plus four additional e-  small          set-up fee(1)(2)
                        mail accounts and        businesses
                        additional Web space.
 Clean Internet         Premium Account service  Consumers,     $19.95/month with a $25
  Account               plus client-side and     businesses and set-up fee
                        server-side filtering    institutional
                        software.                users
 ISDN Dial Up           Basic Account with       Consumers and  $17.95/month with a $25
  Account(3)            digital service which    small          set-up fee ($16.95 in some
                        provides faster access-- businesses     markets)(1)(2)
                        also known as integrated
                        services digital network
                        access.
 High Speed Dial Up     Basic Account with       Small          $35.90/month with a $100
  ISDN Account(3)       higher speed integrated  businesses     set-up fee(1)
                        services digital network
                        access.

--------
(1) Discounts available in some markets if prepaid on an annual basis.
(2) $25 set-up fee does not apply if prepaid on an annual basis.
(3) Not available in all markets.

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

 Business Services

  FlashNet has introduced to market a variety of enhanced business services that enable its business customers to obtain high speed Internet access, outsource their Internet facilities and systems needs and undertake electronic commerce initiatives. Information concerning its current offering of business services is summarized in the following table:

                                                Target
Business Service       Description              Customers      Pricing Information
----------------       -----------              ---------      -------------------
Dedicated ISDN         Basic Account access     Small to       $144/month with a $50 set-
 Account(1)            service with dedicated   medium-sized   up fee(2)
                       integrated services      businesses
                       digital network access
                       in addition to six
                       separate Internet
                       addresses.
High Speed Dedicated   Basic Account with       Small to       $288/month with a $250
 ISDN Account(1)       dedicated integrated     medium-sized   set-up fee(2)
                       services digital network businesses
                       access in addition to 12
                       separate Internet
                       addresses.
Broadband Access       A variety of services    Medium to      Monthly fees start at
 Solutions(1)          that provide access to   large-sized    $1,295 and vary depending
                       the Internet at speeds   businesses     on bandwidth; Set-up fees
                       greater than regular     seeking high   apply
                       phone lines or           bandwidth
                       integrated services      access
                       digital network service. solutions.
Web Hosting            Services that provide    Consumers and  Prices start at
 Services(1)           space on our servers for small to       $29.95/month with a $45
                       customer Web pages and   medium-sized   set-up fee(2)
                       e-mail accounts.         businesses
Co-Location Services   Services to enable       Small to       Monthly pricing based on
                       customers to locate      medium-sized   1/4 rack increments and
                       equipment within         businesses     bandwidth usage; Set-up
                       FlashNet's network       with business- fees apply
                       operations center which  critical Web
                       provides 24 hours-a-day, sites or
                       seven day-a-week         electronic
                       monitoring,              commerce
                       uninterrupted power      systems.
                       support, environment
                       management,
                       electromagnetic surge
                       protection, radio
                       frequency protection and
                       disaster recovery
                       systems.
Electronic Commerce    Provides business        Small to       Prices range from $19.95
 Solutions             customers with the       medium-sized   to $99.95/month; Set-up
                       ability to sell          businesses     fees apply
                       merchandise from the     seeking easy-
                       Internet, including      to-use, fully
                       reporting and payment    functional
                       processing capabilities, electronic
                       catalogs, extra e-mail   commerce
                       accounts, extra Web      solutions.
                       space, database
                       management
                       functionality, high
                       speed data transfer
                       rates, secure payment
                       mechanisms and technical
                       support.

                                                Target
Business Service       Description              Customers      Pricing Information
----------------       -----------              ---------      -------------------
Managed IP Services    Various services to      Small to       Quote basis
                       support an               medium-sized
                       organization's Internet  businesses
                       operations, including    with IP
                       the purchase of          network
                       telephone lines,         outsourcing
                       managing portions of the needs
                       Internet for private
                       purposes, notifying
                       other Internet providers
                       and their customers
                       where to find our
                       customers' sites and
                       managing site addresses
                       on the Internet.

--------
(1) Not available in all markets.
(2) Selected business accounts are discounted if prepaid on an annual basis.

Customers and Markets

  FlashNet's subscriber base currently consists of approximately 235,000 subscribers for its access services. As a result of its concentrated sales and marketing efforts within its core markets, approximately 63% of subscribers reside in Texas, 9% in California and 10% in the metropolitan areas of Chicago, Illinois and Detroit, Michigan, with the remaining subscriber base spread through other markets across the nation.

  Customers for FlashNet's business services consist of small and medium-sized businesses and include professional organizations such as law firms, accounting firms and medical offices with two to 50 employees. Since its inception, FlashNet has accumulated approximately 3,200 customers for its business services. To date, its business services customers have been located primarily in Texas.

Sales and Marketing

  FlashNet's sales and marketing strategy consists of three components: direct response marketing, a network marketing program and corporate direct sales. Historically, FlashNet's direct response and network marketing activities have led to growth in its subscriber base. Moreover, FlashNet developed a corporate direct sales force to focus specifically on sales of dedicated and high bandwidth access services and other business services to business customers. These strategies are designed to build brand name recognition and generate high levels of subscriber growth while minimizing subscriber acquisition costs and customer turnover.

 Direct Response Marketing

  FlashNet is engaged in a variety of direct response marketing and various promotional activities to stimulate consumer awareness of the value proposition offered by its access services. These efforts are directed both to consumers who have not previously subscribed to Internet access services and to Internet users who may switch to FlashNet's services after learning of their affordability and reliability. FlashNet principally employs targeted high visibility media, including radio advertising, television, direct mail distribution and billboards, to solicit new subscribers. FlashNet advertises on television through nationally distributed channels and on a regional, spot market basis.

  In addition, FlashNet believes that a consumer's selection of an Internet service provider often is strongly influenced by a personal referral. Accordingly, FlashNet believes that its delivery of superior customer service and support and its associated high levels of customer satisfaction have led to positive customer referrals. These referrals, combined with its consumer marketing efforts geared toward expanding its brand name identity, have attracted significant numbers of new customers for its access services.

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

 Network Marketing--The FlashNet Opportunity

  In June 1997, FlashNet instituted a network marketing program, referred to as the "FlashNet Opportunity," as a novel approach within the Internet service provider industry to expand rapidly its subscriber base. The program is designed to establish and expand a network of independent representatives to sell its access services. Independent representatives in the network act as independent contractors and are not employees of FlashNet. An individual or business entity may become an independent representative of FlashNet generally by paying a non-refundable fee of $199 for a starting kit package that includes marketing materials and personal training by FlashNet's personnel or seasoned independent representatives. In general, each independent representative is paid a commission for signing up new customers to subscriptions for FlashNet's services and is paid residual commissions as those customers renew their subscriptions. FlashNet believes that the FlashNet Opportunity assists in lowering its cost of customer acquisition, reducing variable technical support costs by utilizing independent representatives to aid in the set-up and maintenance of new customers and reducing customer turnover. Customer turnover associated with subscribers acquired through this sales channel tends to occur at a lower rate than turnover experienced with subscribers acquired through other sales channels. FlashNet believes that this is a result of the nature of direct selling as opposed to mass advertising. As of December 31, 1999, the FlashNet Opportunity included 6,875 independent representatives and has been responsible for the acquisition of 49,665 new subscribers since its inception.

  The FlashNet Opportunity is particularly well suited for individuals who possess strong sales skills and are motivated by the prospect of supplementing their sources of income under a flexible work schedule without the drawbacks associated with other network marketing programs, such as:

  .  the need to purchase inventory;

  .  requirements to meet monthly sales quotas; and

  . poorly defined commission credit systems resulting in commission disputes.

  The commission structure of the FlashNet Opportunity also creates incentives for independent representatives to recruit other independent representatives to the program. For each sale of an access services subscription to a new customer that is made by an independent representative who has been recruited to the program by an existing independent representative, and for each renewal of that subscription, a commission is paid to the existing independent representative in addition to the commission paid to the independent representative who was responsible for the new subscription or renewal. Additional commissions also are paid to the existing independent representative as independent representatives that were recruited into the program by the existing independent representative recruit other independent representatives who, in turn, effect sales or renewals of FlashNet's access services. The commission tree extends as these recruited independent representatives recruit other representatives and those representatives recruit other representatives. Thus, a new subscription sale or renewal may result in the payment of six separate commissions. The amount of the commission paid to the existing independent representative in connection with the sale or renewal will vary according to the level of the existing independent representative within the chain of representatives above the representative who received direct credit for the sale or renewal. As the program continues to mature, the total amount of commissions paid to independent representatives per new subscriber will increase; however, FlashNet believes that these commissions will be less than the costs for new subscriber acquisitions through traditional sales and marketing activities.

 Corporate and Commercial Sales

  FlashNet's Corporate Sales Department is responsible for all sales of dedicated analog and digital access service accounts, as well as sales of higher speed broadband connections. The Corporate Sales Department also has responsibility for sales of other enhanced business services. The department currently is based within FlashNet's Fort Worth headquarters. As of December 31, 1999, the Corporate Sales Department consisted of one sales director, one sales channel manager and approximately 15 sales representatives.

Customer Service and Support

  A key competitive factor that differentiates FlashNet from other Internet service providers is its strong commitment to customer satisfaction, which is evidenced by the quality of its customer service and support. FlashNet continually reviews network utilization rates, and refines and expands its network as necessary, to ensure high levels of network performance and reliability, which, in turn, minimizes many customer service related issues. FlashNet maintains 24 hours-a-day, seven days-a-week customer support for telephone inquiries, with technical personnel available at all times to address customer questions and concerns. Customers also can access customer support services through FlashNet's e-mail or access trouble-shooting tips and configuration information, as well as network status and performance reports, at its Web site. In addition, FlashNet has produced a series of videocassettes to assist customers with Web site development and related subjects and have published user guides to provide customers with useful information about the Internet and its vast resources. FlashNet believes that its emphasis on customer service and support was the primary contributor to its ranking as the third best provider of overall quality service based on a 1998 survey of 13 leading Internet service providers conducted by an independent research firm.

  Consumer and business customers have very different support needs, especially as to technical requirements and the sophistication of the user who makes the customer service inquiry. FlashNet employs a tiered support system designed to direct incoming calls to specialized support personnel as needed for efficient problem resolution. As a result, customer care personnel generally field relatively simple technical issues, miscellaneous account questions and similar customer issues. Customer problems or issues that are more complex or that affect a customer's business-critical operations are referred to FlashNet's technical support department for high-level resolution. In addition, FlashNet offers premium support, which, for a per-minute charge, enables customers to speak to its technical personnel to resolve questions or issues pertaining to any non-connectivity related matter, such as techniques for Web page design or support for products that were not sold by it.

Network Infrastructure

  FlashNet has designed its network and related systems to provide fast and reliable, high-quality access services, while minimizing the capital investment needed for infrastructure. FlashNet frequently re-evaluates its network's structure and design to leverage available resources in order to maintain or improve network performance and cost. FlashNet's strategy is to remain indifferent to building its own network versus leasing network from third-party providers, which will enable it to maintain flexibility and scalability. Because it is not committed to leasing or building its own network, it can take rapid advantage of the market opportunities that develop due to technological advances or regulatory changes. These opportunities may include, among other things, high speed access through a cable network or access for Internet-enabled devices such as cell phones, pagers and other appliances. FlashNet will modify its network over time to enhance its performance, to provide access demanded by the market and to allow it to serve a larger subscriber base. FlashNet's goal is to minimize both network costs and exposure to technological obsolescence of equipment.

  FlashNet's current network consists of a state-of-the-art network operations center in Fort Worth, Texas, which is interconnected to 28 FlashNet-owned remote facilities. These facilities also are connected to the networks of third-party providers, including Golden Harbor, PSINet and Level 3 Communications. Through its own network and the networks of these third party providers, FlashNet provides local exchange access and remote switched access in most major metropolitan areas in the continental United States, as well as smaller communities. The combined coverage area encompasses over 900 cities and approximately 90% of the United States population.

  FlashNet continuously monitors capacity demands on its network so that network resources grow ahead of market demands. Generally, when 70% utilization of its network occurs at peak hours in any given market, FlashNet orders new capacity from its third-party vendors or orders the required new equipment to increase its

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

capacity to levels acceptable with forecasted demand. FlashNet has designed an intelligent network management procedure to proactively provide system status information in order to maintain 99.999% network availability.

 Network Operations Center

  FlashNet's Fort Worth network operations center monitors network traffic, quality of services and security issues, as well as the performance of the equipment located at each of its physical locations to ensure reliable service. This facility also serves as the primary site for its delivery of business services. FlashNet maintains state-of-the-art equipment and an uninterruptible power supply within its network operations center. FlashNet staffs its network operations center on a 24 hour-a-day, seven days-a-week basis and maintain responsibility for communications between its internal departments as well as with external providers of services. FlashNet continues to enhance the capabilities of the network operations center as its customer base grows.

 Network Design

  Each of the 28 remote FlashNet-owned facilities include modern hardware along with routing equipment and associated leased-telephone line interface devices. Modems are interconnected to switched telephone networks serving the local area, and high speed telephone lines connect the point of presence router to other sites within FlashNet's network. The hardware and software deployed at each physical facility allows FlashNet to analyze the performance of the network and perform limited maintenance remotely. From time to time FlashNet will lease new high speed telephone lines and install hardware into the network that will allow more data traffic to travel over its network in a more efficient fashion. Overall, its network separates physical and logical resources for greater redundancy in case of catastrophic failures. FlashNet designed its network to increase reliability by means of establishing redundancy of mission-critical systems to minimize single points of failure.

Competition

  The market for the provision of Internet access services is extremely competitive and highly fragmented. As there are no significant barriers to entry, FlashNet expects that competition will intensify. FlashNet believes that the primary competitive factors determining success as an Internet service provider are:

  .  a reputation for reliability and high-quality service;

  .  effective customer support;

  .  access speed;

  .  pricing;

  .  effective marketing techniques for customer acquisition;

  .  ease of use; and

  .  scope of geographic coverage.

  FlashNet believes that it has competed favorably based on these factors, particularly due to:

  . its emphasis on providing fast and reliable, high quality services and superior customer service and support;

  . its policy of pricing services at prices lower than or competitive to those of other national Internet service providers; and

  . its three-pronged marketing strategy which includes a novel network marketing approach to the sale of access services plans.

  However, FlashNet cannot assure you that, if the merger does not occur, it will be able to continue to compete successfully against current or future competitors or that competitive pressures faced by it will not materially and adversely affect its business, operating results or financial condition.

  FlashNet's current and prospective competitors include many large companies that have substantially greater market presence, brand name recognition and financial, technical, marketing and other resources than FlashNet. With respect to its access and business services, it currently competes, or expects to compete in the foreseeable future, with the following:

  . national Internet service providers, including Prodigy and EarthLink/MindSpring;

  . numerous regional and local Internet service providers, some of which have significant market share in their particular market area;

  . established on-line information service providers, which provide basic Internet access as well as proprietary information not available through public Internet access, such as AOL;

  . providers of Web hosting, co-location and other Internet-based business services, including AOL, Exodus and Verio;

  . computer hardware and software and other technology companies that provide Internet connectivity with their products, including Gateway, IBM, Dell and Microsoft;

  . telecommunications companies, including long distance carriers such as AT&T, MCIWorIdCom and Sprint, regional Bell operating companies and local telephone companies;

  . operators that provide Internet access through television cable lines, including TCI, Time Warner Cable and AT&T;

  .  electric utility companies;

  .  communications companies;

  . companies that provide television or telecommunications through participation in satellite systems; and

  .  nonprofit or educational Internet access providers.

  With respect to its potential competitors, FlashNet believes that manufacturers of computer hardware and software products, media and telecommunications companies and others will continue to enter the Internet services market, which will intensify competition. In addition, as consumers and businesses increasingly move on-line in greater numbers, FlashNet expects existing competitors to increase further their emphasis on Internet access and electronic commerce initiatives, resulting in even greater competition for it in its markets. The ability of competitors or others to enter into business combinations, strategic alliances or joint ventures, or to bundle their services and products with Internet access, could place FlashNet at a significant competitive disadvantage.

  Moreover, FlashNet expects to face competition in the future from companies that provide connections to consumers' homes, such as telecommunications providers, cable companies and electrical utility companies. For example, recent advances in technology have enabled cable television operators to offer Internet access through their cable facilities at significantly faster rates than existing analog modem speeds. These companies could include Internet access in their basic bundle of services, offer this access for a nominal additional charge or deny FlashNet access to their proprietary wire and cable connections for purposes of providing Internet access services to FlashNet's customers and prospective customers. Any of these developments could materially and adversely affect FlashNet's business, operating results and financial condition. See the section entitled "Risks Relating to FlashNet's Business--If FlashNet does not adapt to technology trends and evolving industry standards, it will cease to remain competitive in its markets and will fail to attract new customers or retain its existing customers."

Government Regulation

 Regulation of the Internet and Internet Access Services

  Internet access and online services are not subject to direct regulation in the United States. Changes in the laws and regulations relating to the telecommunications and media industry, however, could impact FlashNet's business. For example, the Federal Communications Commission could begin to regulate the Internet and online services industry, which could result in increased costs for FlashNet.

  The federal Child Online Protection Act, enacted in October 1998, creates criminal penalties for content on the Internet that may be deemed harmful to minors. FlashNet has not changed any of its plans or policies as a result of this statute, and does not believe its current plans or policies violate this statute. In February 1999, a federal judge enjoined this statute. The federal Children's Online Privacy Act, also enacted in October 1998 and effective no earlier than April 2000, will regulate the collection of personal information from children by commercial Web site operators. FlashNet believes its plans and policies will enable it to comply with the statute. There also are laws that make it illegal to traffic in obscene or child pornographic materials, including by a computer.

  In addition, the applicability to FlashNet of existing laws governing issues such as intellectual property ownership, defamation, access to the Internet for the disabled and personal privacy is uncertain. Courts have indicated that, online service providers and Internet service providers could be held responsible for the publication of defamatory material or for failure to prevent the distribution of material that infringes copyrights.

Intellectual Property

  Although FlashNet believes that its success is more dependent on its technical, marketing and customer service expertise and capabilities than its proprietary rights, its success and ability to compete effectively are dependent in part on its proprietary rights. FlashNet relies on a combination of copyright, trademark and trade secret laws to protect its proprietary rights. "FlashNet" and its logo are service marks for which service mark applications are pending. Additional service mark applications are pending for the registration of other service marks used by FlashNet in its business. FlashNet cannot assure you that the steps taken by it will be adequate to prevent misappropriation of its technology or that third parties, including competitors, will not independently develop technologies that are substantially equivalent or superior to its proprietary technology. See "Risk Factors Relating to FlashNet's Business--FlashNet depends on the protection of its proprietary rights."

  FlashNet has received authorization to use the products of each manufacturer of software that is bundled in its software for users with personal computers operating on the Windows or Macintosh platforms. FlashNet has obtained permission and licenses, where necessary, for applications in its start-up kit. FlashNet currently intends to maintain or negotiate renewals of all existing software licenses and authorizations as necessary, although it cannot be certain that these renewals will be available to it on acceptable terms, if at all. FlashNet may also enter into licensing arrangements in the future for other applications.

Employees

  As of December 31, 1999, FlashNet had 344 employees, including 97 in sales and marketing, 221 in customer care and technical services and 24 in general and administrative functions. FlashNet's employees are not covered by any collective bargaining agreement, and it has never experienced a work stoppage. FlashNet believes that its employee relations are good. FlashNet believes its future success will depend in large part on its continuing ability to attract and retain highly skilled technical, sales, marketing and customer support personnel.

Properties

  FlashNet's corporate offices are located at 3001 Meacham Boulevard, Fort Worth, Texas where all executive, systems, sales, finance and accounting functions are housed. This facility, together with two

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

additional Fort Worth facilities, provides FlashNet with approximately 75,000 square feet under leases, 45,000 square feet of which expire in July 2002 and the remaining 30,000 square feet of which expire in September 2009. The aggregate monthly rental under the leases is approximately $54,000. FlashNet also leases space, which is typically less than 100 square feet, to house equipment in 28 remote facilities in various locations in its core markets. FlashNet does not own any real estate. FlashNet believes that all of its facilities are adequately maintained and suitable for their present use.

Legal Proceedings

  FlashNet is subject to certain claims and legal proceedings that arise in the ordinary course of its business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to Flashnet. Management believes that any liability that may ultimately result from the resolution of these matters will not have a material adverse effect on the financial condition, operating results or cash flows of FlashNet.

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

                 FLASHNET MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the risk factors, selected financial information and other financial statements and related notes of FlashNet included elsewhere in this document.

Overview

  FlashNet is a nationwide provider of consumer Internet access services and business services. FlashNet provides its Internet access in approximately 900 cities throughout the United States. As of December 31, 1999, FlashNet had accumulated a subscriber base of approximately 235,000 users, including approximately 3,200 customers for its business services.

  In addition to access services as a national Internet service provider, FlashNet offers a broad range of business services that enable businesses to outsource their Internet and electronic commerce activities. FlashNet believes that attracting additional business customers will result in a more stable, higher quality customer base. FlashNet further believes that its business services enable it to acquire new corporate customers more effectively and provide many cross-selling opportunities.

  During the quarter ended June 30, 1999, FlashNet contracted with several vendors for the purchase of both new and refurbished personal computers. FlashNet began reselling the personal computers through a bundled service offering combining Internet access with a computer in exchange for a two or three year contractual commitment for Internet service. In addition, FlashNet also resold personal computers without Internet access. On September 30, 1999, FlashNet discontinued its program of reselling refurbished personal computers with bundled Internet service due to operational and cash considerations. However, FlashNet expects to continue to sell new personal computers with bundled Internet service on a limited basis.

 Revenues

FlashNet's revenues generally are composed of:

  .  consumer access services;

  .  business services;

  .  shipping revenues; and

  .  set-up fees and other revenues.

  Consumer access services revenues are composed of annual prepaid and monthly subscriptions for consumer dial-up access to the Internet. FlashNet offers prepaid and monthly subscribers a full money-back guarantee on cancellation of their service if made within 30 days of initiating service. Amounts received on the sale or renewal of prepaid annual and monthly subscriptions are recorded as deferred revenue through the 30-day money-back cancellation period and then amortized over the remaining period in which service is provided. Subscribers may cancel their subscriptions at any time following the initial 30-day period, in which case FlashNet charges the subscriber a $50 cancellation fee and refunds any remaining prepaid amounts after the charge. Cash received from subscribers is applied to working capital when received, and no cash reserves are maintained for potential refund obligations.

  Business services consisting of dedicated access services also are offered on a prepaid annual and monthly subscription basis. The revenue recognition policies and customer guarantee practices described above for consumer access services also apply to dedicated access business services. Revenues from the sale of business services involve set-up fees, which are included in set-up fees and other revenues in the consolidated statement of operations, and a service contract that provides for monthly billing. These business services revenues are recognized as services are provided.

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

  Shipping revenues are derived primarily from the shipment of refurbished or new personal computers issued in connection with FlashNet's bundled service offering. The fees are non-refundable and are recognized as the personal computers are shipped.

  FlashNet derives set-up fees and other revenues through a variety of sources, including set-up fees for subscribers to its consumer access services and business services, sales of merchandise and hardware, sign-up and renewal fees for independent representatives in its network marketing program and advertising revenues. Set-up fees are charged to all new customers of consumer access and to business services customers. These one-time set-up fees are non-refundable and are deferred and amortized over a one-year period. Sales of merchandise and hardware without bundled internet access and associated non-refundable shipping fees are recognized as earned. Consulting services have been provided from time to time on a limited basis by FlashNet on both a fixed fee and a time-and-materials basis and are recognized as the services are performed. Non-refundable fees are paid by representatives in FlashNet's network marketing program at the commencement of participation in the program and for renewal of participation on each anniversary of the representative's commencement date. These fees are deferred and amortized over a one-year period following the month of initial sign-up or renewal, as the case may be. Advertising revenues are recognized as advertising services are provided.

 Costs And Expenses

  FlashNet's costs include:

  . cost of services that are primarily related to the number of subscribers;

  . costs related to merchandise and hardware sold and cost of material for FlashNet's network marketing program;

  .  amortization of and loss on personal computers issued to customers;

  . selling, customer support and general and administrative expenses that are associated more generally with operations; and

  . depreciation and amortization, which are related to the size of FlashNet's network and capital lease obligations.

  Cost of services is comprised of the costs incurred in providing consumer access services and business services. These costs include costs for providing local telephone lines into each company-owned point of presence, the use of third-party networks and the use of leased lines to connect each company-owned point of presence and third-party point of presence to its hub and to connect its hub to the Internet backbone.

  Cost of other revenues consists of costs of installation software, premium support costs, cost of merchandise and hardware sold and the cost of user guides and other materials for representatives and distributors involved in FlashNet's network marketing program.

  Amortization of customer hardware is the result of amortizing the cost of capitalized personal computers issued to customers, over the life of the subscriber contract, with the amortization rate adjusted for estimates for non-recoverability of equipment and uncollectible balances on cancelled contracts. Loss on customer hardware resulted from personal computers returned by customers which FlashNet was unable to recover from its vendors.

  Cost of shipping is related primarily to the cost incurred by FlashNet to have personal computers shipped by a third-party distributor, in connection with FlashNet's bundled service offering.

  Selling, general and administrative costs are incurred in the areas of sales and marketing, customer support, network operations and maintenance, engineering, accounting and administration. Sales and marketing

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

expenses consist primarily of media and production costs, commissions and expenses related to FlashNet's network marketing program, sales and marketing overhead, and personnel costs. General and administrative expenses consist of personnel and related costs associated with FlashNet's executive and administrative functions and other miscellaneous expenses. Operations and customer support expenses consist primarily of expenses associated with daily support of FlashNet's subscriber base, including customer service and technical support.

  FlashNet has experienced operating losses since its inception as a result of efforts to build its network infrastructure, customer base and internal staffing, develop its systems and expand into new markets.

Results of Operations

  The following table sets forth the percentage of total revenues represented by items on FlashNet's consolidated statements of operations for the periods indicated. Operating results for any period are not necessarily indicative of results for any future period.

                                                                Years Ended
                                                               December 31,
                                                            ----------------------
                                                            1996  1997  1998  1999
                                                            ----  ----  ----  ----
Revenues:
  Consumer access services................................    63%  68%   82%   77%
  Business services.......................................     1    3     6     5
  Shipping revenues.......................................   --   --    --      6
  Set-up fees and other...................................    36   29    12    12
                                                            ----  ---   ---   ---
    Total revenues........................................   100  100   100   100
                                                            ----  ---   ---   ---
Operating costs and expenses:
  Cost of services (includes amortization of and loss on
   customer hardware).....................................    64   47    44    50
  Cost of shipping........................................   --   --    --      5
  Cost of other revenues..................................    13    5     1     5
  Sales and marketing.....................................   118   59    31    52
  General and administrative..............................    28   20    20    26
  Operations and customer support.........................    23   21    22    26
  Depreciation and amortization...........................    15   12    11    12
                                                            ----  ---   ---   ---
    Total expenses........................................   261  164   129   176
                                                            ----  ---   ---   ---
Loss from operations......................................  (161) (64)  (29)  (76)
Interest expense (net)....................................    (4)  (4)   (9)  --
                                                            ----  ---   ---   ---
Loss before extraordinary item............................  (165) (68)  (38)  (76)
Extraordinary item--Loss on early extinguishment of debt..   --   --    --     (4)
                                                            ----  ---   ---   ---
Net loss..................................................  (165) (68)  (38)  (80)
                                                            ====  ===   ===   ===

 Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

 Revenues

  FlashNet experienced substantial growth in revenues in 1999 as compared to 1998. Total revenues increased 50% to $40.3 million in 1999 from $26.9 million in 1998.

  As reflected by the increase in consumer access and business services revenues, subscriptions and renewals increased 42% to $31.1 million in 1999 from $22.0 million in 1998. The increase in access service revenues was primarily due to an increase in FlashNet's subscriber base of 37% to 235,000 at December 31, 1999 from 172,000 at December 31, 1998.

  Shipping revenues of $2.4 million in 1999, were the result of FlashNet's personal computer offer which began in June. Shipping fees are non-refundable and are recognized as the personal computers are shipped. On September 30, 1999, FlashNet discontinued its program of reselling refurbished personal computers with bundled Internet service due to operational and cash considerations. FlashNet expects to continue to resell new computers with bundled Internet service but anticipates less volume under this product offering.

  Subscriber set-up fees and other revenues increased 42% to $4.7 million in 1999 from $3.3 million in 1998. The increase was primarily the result of a $1.3 million increase in revenues from computer hardware and related add-on sales such as upgraded processors and CD Roms.

 Cost of Services

  Cost of services increased 69% to $19.9 million in 1999 from $11.8 million in 1998, primarily due to a $4.1 million increase in dial tone costs and an increase in Internet access charges of $700,000 resulting from the larger subscriber base and greater usage per subscriber as subscribers spent more time online, and amortization of and loss on customer hardware of $3.1 million, as described below. Cost of services as a percentage of total revenues increased to 50% from 44% during 1999 and 1998, respectively, primarily due to amortization of and loss on customer hardware partially offset by the increases in total revenues leveraging fixed costs and greater network efficiencies.

 Cost of Other Revenues

  Cost of other revenues increased to $2.0 million in 1999 from $0.3 million in 1998, respectively. Cost of other revenues as a percentage of total revenues increased to 5% in 1999 from 1% in 1998. This increase was mainly due to the costs associated with FlashNet's sales of computer hardware and various add-ons such as upgraded processors and CD Roms.

 Cost of Shipping, Amortization of and Loss on Customer Hardware

  In June 1999, FlashNet began reselling personal computers through a bundled service offering combining Internet access with a computer in exchange for a two or three year contractual commitment. The costs of the personal computers have been capitalized and are being amortized over the life of the subscriber contract with the amortization term adjusted for estimates for the non-recoverability of equipment and uncollectible balances on cancelled contracts. Amortization expense for 1999 was approximately $1.5 million. On September 30, 1999, FlashNet discontinued its program of reselling refurbished personal computers with bundled Internet service due to operational and cash considerations. FlashNet expects to continue to resell new computers with bundled Internet service but anticipates less volume under this product offering. Loss of customer hardware resulted from personal computers returned by customers which FlashNet was unable to recover from its vendor. See Note 12 to the consolidated financial statements for further discussion. Both the amortization of, and loss on, customer hardware have been included in cost of services.

 Sales and Marketing Expenses

  Sales and marketing expenses increased 156% to $21.0 million in 1999 from $8.2 million in 1998. Sales and marketing expenses as a percentage of total revenues increased to 52% from 31% during 1999 and 1998, respectively. The increases, both in absolute dollars and as a percentage of total revenues, were primarily due to increased advertising and labor costs associated with FlashNet's "Free Web PC" offer which began in June 1999 and was discontinued on September 30, 1999 with respect to the refurbished PCs. FlashNet aggressively marketed the "Free Web PC" offer during the third quarter, resulting in an increase in advertising and promotion expense of $8.1 million including $1.0 million in agency fees in 1999 versus 1998. As a result of the tremendous response to the offer, FlashNet increased the number of full-time and contract employees in the sales department. Labor costs increased $2.9 million in 1999 versus 1998, which included $1.2 million spent on outsourcing the excess call volume to third party call centers. In addition, commissions paid to FlashNet's network marketing representatives increased $1.8 million in 1999 versus 1998 due to increases in subscribers obtained by such representatives. FlashNet suspended much of its advertising efforts in 1998 to conserve cash resources.

 General and Administrative Expenses

  General and administrative expenses increased 94% to $10.3 million in 1999 from $5.3 million in 1998. General and administrative expenses as a percentage of total revenues increased to 26% from 20% during 1999 and 1998, respectively. The increases were primarily due to increases in payroll, credit card fees and spending on facilities. Payroll costs increased $0.9 million in 1999 versus 1998, primarily due to growth in headcount as a result of FlashNet's continued growth. Credit card processing fees increased $0.9 million in 1999 versus 1998, due to the increase in sales as a result of the growth in FlashNet's subscriber base. Facility costs increased $1.5 million in 1999 versus 1998, as a result of FlashNet relocating to new office facilities. Professional fees increased $1.2 million in 1999 versus 1998, primarily as a result of costs associated with FlashNet's financing activities and consulting fees.

 Operations and Customer Support Expenses

  Operations and customer support expenses increased 74% to $10.5 million in 1999 from $6.0 million in 1998. Operations and customer support expenses as a percentage of total revenues increased to 26% from 22% during 1999 and 1998, respectively. The increases, both in absolute dollars and as a percentage of total revenues, were primarily due to increased labor costs and increased telephone charges associated with FlashNet's "Free Web PC" offer. Due to the significant increase in call volume as a result of the offer, FlashNet's telephone charges increased $0.7 million in 1999 versus 1998. In addition, the number of full-time and contract employees in the customer support department increased by approximately 80 personnel during 1999. FlashNet also added additional technical personnel to support the larger subscriber base. As a result, labor costs increased $3.8 million in 1999 versus 1998.

 Depreciation and Amortization

  Depreciation and amortization expense increased 66% to $5.1 million in 1999 from $3.1 million in 1998. The increase primarily resulted from additional purchases of equipment and software and equipment acquired under capital leases needed to support FlashNet's expanding network. Depreciation and amortization expense as a percentage of total revenues increased to 13% for 1999 from 11% in 1998.

 Net Interest Expense

  Net interest expense decreased 100% to $0 from $2.5 million in 1998. Interest expense decreased to $1.3 million in 1999 from $2.5 million in 1999 due to lower average debt levels throughout 1999. Interest and other income increased to $1.4 million from $.1 million during 1999 and 1998, respectively, offsetting interest expense recorded during the twelve month period. The increase is due to interest earned on the net proceeds from FlashNet's initial public offering effected March 16, 1999, which FlashNet has used for working capital and the purchase of temporary investments consisting of cash, cash equivalents, and short-term investments with original maturity dates of three months or less at the date of purchase.

 Extraordinary Loss

  The extraordinary loss on early extinguishment of debt represents the write-off of unamortized debt discount costs of $1.4 million related to the repayment of the $6.5 million Ascend note and $0.3 million of unamortized debt discount and other costs related to the repayment of a $5.0 million term loan from Goldman Sachs.

 Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

 Revenues

  FlashNet's total revenues increased $9.4 million, or 53%, to $26.9 million in 1998 from $17.5 million in 1997. Subscriptions and renewals increased $10.0 million, as reflected by the increase in consumer access services revenues, and approximately $1.0 million was attributable to increased sales of business services. These increases were offset by a $1.7 million decrease in subscriber set-up fees and other revenues, resulting primarily from the elimination of set-up fees applicable to annual prepaid consumer accounts made in connection with a price increase for all consumer access and business access services in the fourth quarter of 1997. New subscriptions increased in large part from the expansion of FlashNet's network marketing program, which accounted for 27,521 new subscriber acquisitions in 1998 as compared to 10,050 new subscriber acquisitions in 1997. Consumer access services revenues increased 84% in 1998 over 1997, primarily as a result of increases in FlashNet's subscriber base and in average revenues per subscriber due to the price increase in the fourth quarter of 1997. Business services revenues increased 180% in 1998 from 1997 as FlashNet expanded its offerings of dedicated and broadband access and other business services in response to escalating customer demand. Revenues from set-up fees and other revenues decreased 34% in 1998 from 1997, primarily as a result of FlashNet's decision in the fourth quarter of 1997 to discontinue charging set-up fees for prepaid subscriptions and due to the receipt in 1997 of consulting fees of $1.0 million for a project that was completed in that year.

 Cost of Services

  Cost of services increased $3.6 million, or 44%, to $11.8 million in 1998 from $8.2 million in 1997. Of this increase, $3.1 million was attributable to an increase in dial tone costs associated with a higher level of subscribers on FlashNet's network. As a percentage of total revenues, cost of services decreased to 44% in 1998 from 47% in 1997 primarily due to the increases in consumer access and business services partially offset by a decline in set-up fees and other revenues in 1998. As a percentage of revenues derived from consumer access services and business services, cost of recurring revenues decreased to 50% in 1998 from 66% in 1997. This decrease resulted from the price increase in the fourth quarter of 1997 and greater network efficiencies.

 Cost of Other Revenues

  Cost of other revenues decreased $450,000, or 56%, to $349,000 in 1998 from $799,000 in 1997. As a percentage of total revenues, cost of other revenues decreased to 1% in 1998 from 5% in 1997. The decrease in cost of other revenues, both in absolute dollars and as a percentage of total revenues, was primarily the result of cost savings of $315,000 attributable to FlashNet's obtaining a royalty-free license for Netscape software in the fourth quarter of 1997 that was previously purchased by it and resold to customers.

 Sales and Marketing Expenses

  Sales and marketing expenses decreased $2.1 million, or 20%, to $8.2 million in 1998 from $10.3 million in 1997. As a percentage of total revenues, sales and marketing expenses decreased to 31% in 1998 from 59% in 1997. This decrease, both in absolute dollars and as a percentage of total revenues, was attributable to a $3.8 million decline in media expenses offset by an $1.5 million increase in expenses associated with FlashNet's network marketing program. FlashNet's reduction in media expenditures in 1998 was primarily due to its decision to conserve cash resources and, to a lesser extent, to its decision to purchase national media spots rather than local media spots, with the latter being generally more expensive on a per-impression basis. See the subsection entitled "Overview."

 General and Administrative Expenses

  General and administrative expenses increased $1.8 million, or 53%, to $5.3 million in 1998 from $3.5 million in 1997. General and administrative expenses increased primarily due to an increase in the number of

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

staff members and increased spending on facilities and supplies, due primarily to FlashNet's expansion of its network marketing program. Facility costs increased $0.6 million in 1998 versus 1997, as FlashNet expanded its office space for the additional employees. Labor costs increased $0.5 million in 1998 versus 1997. In addition, credit card fees increased $0.4 million as a result of increased sales. As a percentage of total revenues, general and administrative expenses remained constant at 20%.

 Operations and Customer Support Expenses

  Operations and customer support expenses increased $2.3 million, or 63%, to $6.0 million in 1998 from $3.7 million in 1997. As a percentage of total revenues, operations and customer support expenses increased to 22% in 1998 from 21% in 1997. These increases were primarily due to the addition of new customer care and technical personnel to support a larger subscriber base.

 Depreciation and Amortization

  Depreciation and amortization expense increased $1.0 million, or 49%, to $3.1 million in 1998 from $2.1 million in 1997. This increase primarily resulted from additional purchases of equipment and software that were needed to support FlashNet's expanding network. As a percentage of total revenues, depreciation and amortization expense decreased slightly to 11% in 1998 from 12% in 1997.

 Net Interest Expense

  Net interest expense increased $1.8 million to $2.5 million in 1998 from $714,000 in 1997. This increase was primarily attributable to interest paid on borrowings of $6.5 million from Ascend in the fourth quarter of 1997 and, to a lesser extent, capitalized leases for the acquisition of additional networking equipment.

 Net Loss

  Net loss decreased $1.4 million to $10.3 million in 1998 from $11.7 million in 1997. As a percentage of total revenues, net loss decreased to 38% in 1998 from 68% in 1997. In 1998, the net loss attributable to common shareholders included $2.7 million related to preferred stock deemed distributions and accretion.

Liquidity and Capital Resources

  FlashNet's principal capital and liquidity needs historically have related to its sales and marketing activities, the development and expansion of its network infrastructure, the establishment of its customer service and support operations and general working capital needs. The capital needs of FlashNet have historically been met by receipts from its prepaid subscriber customer base, additional capital from outside sources, including vendor capital leases and other vendor financing arrangements and through private placements of its securities. FlashNet's initial public offering, completed in March 1999, provided FlashNet with additional capital of $56.3 million.

  FlashNet's operating activities used net cash of approximately $34.9 million during 1999. Net cash used in operations resulted primarily from net losses, adjusted for depreciation and amortization expense, the purchase of personal computers included in FlashNet's new bundled service offering, the increase in accounts receivable and the decrease in deferred revenue. In addition, FlashNet funded a $700,000 note receivable bearing interest at 12% per annum maturing in April 2000, which is convertible, at the option of FlashNet, into common stock of a public company focused on developing communication services.

  Cash used by investing activities has consisted primarily of equipment purchases for point of presence and network expansion. For 1999, capital expenditures amounted to approximately $8.5 million. Additionally, FlashNet received approximately $2.9 million in proceeds from sale/leasebacks of data communication equipment. At December 31, 1999, FlashNet does not have any material commitments for capital expenditures.

  Cash provided by financing activities was approximately $47.2 million during 1999. During January 1999, FlashNet received proceeds of a $5.0 million term loan from Goldman Sachs. During March 1999, FlashNet effected its initial public offering. Net proceeds to FlashNet were approximately $56.3 million. Cash used for financing activities included $6.5 million and $5.0 million for the early repayment of the Ascend note and the Goldman Sachs term loan, respectively, during March 1999. Principal payments under capital lease obligations were $3.1 million for 1999.

  Cash used in operating activities of $5.2 million during 1998 primarily was attributable to a $10.3 million net loss, partially offset by $3.0 million in depreciation expense and $1.9 million in non-cash interest expense. Cash used in investing activities during 1998 was $1.4 million, principally as a result of the purchase of property, plant and equipment to support increases in FlashNet's subscriber base. Cash provided from financing activities during 1998 was $6.1 million, which consisted primarily of $7.8 million, after transaction fees, raised in a private placement of convertible preferred stock offset by debt principal payments.

  During the quarter ended June 30, 1999, Flashnet began reselling personal computers, or PCs, through a bundled service offering combining Internet access with a computer in exchange for a two or three year contractual commitment for Internet service. The initial response to this "Free PC" program was much greater than anticipated and Flashnet's vendors could not service the demand for refurbished computers thus causing significant delays in the fulfillment of these customers orders. These delays caused the customers to place a significant number of calls into Flashnet's call center. To handle this demand, Flashnet increased the number of its telephone representatives by approximately 75%. The resulting increased costs, coupled with the actual cost of the computers, resulted in a significant decrease in Flashnet's cash balance. Although Flashnet discontinued the "Free PC" program after September 30, 1999, it continued to receive a significant number of calls into its call center throughout the fourth quarter. Additionally, the delays in the fulfillment of the customer orders caused a larger number of customers to cancel their service contracts, which in turn caused Flashnet to incur a loss on its computer hardware. Due to the operational and cash requirements of the "Free PC" program, Flashnet was forced to make reductions in its cash expenditures in other operational areas and discontinued the "Free PC" program to preserve its cash resources. Flashnet identified its sales and marketing efforts as the primary area to reduce its expenditures. The reduction in these efforts, which was mainly accomplished by reducing its advertising and media expenditures, has resulted in a decrease in new subscribers and cash receipts from revenue-generating activities. The selling of new personal computers with bundled Internet service could require additional cash commitments. However, sales of new computers with bundled Internet service have not been and are not expected to be significant. Because the pending merger with Prodigy requires FlashNet to maintain its basic infrastructure, FlashNet continues to conduct its operations in a manner generally consistent with its historical practices (except curtailing certain aspects of its sales and marketing as described above) and has not sought additional financing nor has any commitments for financing at December 31, 1999. FlashNet will be required to seek additional financing sufficient to meet its working capital needs for fiscal 2000 if the merger with Prodigy is not consummated. Based on FlashNet's recent efforts to raise capital, management has determined that it most likely cannot raise additional capital or financing on reasonable terms. The Report of Independent Auditors dated March 3, 2000 with respect to FlashNet's consolidated financial statements for the year ended December 31, 1999, contains an explanatory paragraph regarding FlashNet's ability to continue as a going concern. FlashNet's only plan at this time with respect to the going concern is the merger with Prodigy and FlashNet has no contingency plans presently in place should the merger with Prodigy fail to occur. If the merger is not consummated, management could be forced to make significant reductions in its headcount and expenditure levels, and would most likely be forced to raise capital, if obtainable, on unfavorable terms. FlashNet does not believe that its current cash and cash equivalents are sufficient to meet its working capital needs for the next 12 months.

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

  On April 26, 2000, Prodigy agreed to loan FlashNet up to $2,000,000 to fund operations. Advances will be unsecured, bear interest at an annual rate of 12% and are due October 26, 2000. As of May 5, 2000, no advance had been made under these arrangements. As of April 10, 2000, FlashNet had cash and cash equivalents of approximately $1 million. However, in the judgment of FlashNet's management, Prodigy's loan commitment coupled with FlashNet's cash on hand, should be sufficient to finance its operations until the closing of the merger.

Impact of Year 2000

  In prior years, FlashNet discussed the nature and progress of its plans to become Year 2000 ready. In late 1999, FlashNet completed its remediation and testing of systems. As a result of those planning and implementation efforts, FlashNet experienced no significant disruptions in mission critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. FlashNet expensed approximately $200,000 during 1999 in connection with remediating its systems. FlashNet is not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems, or the products and services of third parties. FlashNet will continue to monitor its mission critical computer applications and those of its suppliers and vendors throughout the Year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

Changes in and Disagreement with Independent Accountants

  On August 20, 1999, FlashNet dismissed Deloitte & Touche LLP as its independent accountants and appointed Ernst & Young LLP as its auditors for the year ending December 31, 1999. The audit committee of FlashNet's board of directors recommended the change in independent accountants and the change was approved by the board of directors. Deloitte & Touche LLP's reports on FlashNet's financial statements for the two most recent fiscal years ended December 31, 1997 and 1998, did not contain an adverse opinion, disclaimer of opinion, qualification or modification as to audit scope or accounting principles. In addition, during the two most recent years and through August 20, 1999 there were no disagreements with Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedures, which disagreements, if not resolved to the satisfaction of Deloitte & Touche LLP, would have caused Deloitte & Touche LLP to make reference to the subject matter of the disagreements in connection with their reports on the financial statements of FlashNet.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

  On October 5, 1999, Prodigy acquired the BizOnThe.Net Web hosting business of U.S. Republic Communications, Inc. an indirect majority owned subsidiary of VarTec including the subscribers of the BizOnThe.Net Web hosting business. At the closing, Prodigy repaid a $9 million loan from VarTec to U.S. Republic and issued 2,840,993 shares of Prodigy common stock to U.S. Republic including 727,272 shares held in an escrow account to secure the indemnification obligations of U.S. Republic and its shareholders. Some or all of the escrowed shares will be released to U.S. Republic at various times over the two year period following the closing. In addition to the shares and amounts paid at closing, in 2001 Prodigy may be required to issue up to 727,272 additional shares, contingent on the attainment by the acquired business of set earn-out targets.

  Under accounting principles generally accepted in the United States, the acquisition of BizOnThe.Net was accounted for under the purchase method of accounting and accordingly the cost to acquire BizOnThe.Net was allocated to the assets acquired and liabilities assumed based on their respective fair values with the excess allocated to goodwill. The valuations and other studies required to determine the fair value of the BizOnThe.Net assets acquired and liabilities assumed were substantially completed and the respective adjustments to the historical values are included in the balance sheet of Prodigy as of December 31, 1999. The total purchase price is subject to change based on the calculation of the amount by which the net book value of the acquired assets and assumed liabilities as of October 5, 1999 exceeded or was less than the net book value as of July 31, 1999, which is expected to be finalized in the second quarter of 2000, and earn-out adjustments and other contractual terms to be finalized over the next two years. Changes in the purchase price based on these adjustments will be recorded as corresponding increases or decreases in goodwill at the time the related items are resolved and are not expected to exceed $10 million. Based on the value of the 2,840,993 shares of common stock currently issued in connection with the BizOnThe.Net acquisition and the $9 million cash used to repay the loan, the total purchase price is approximately $58 million, including transaction costs of $829 thousand. The excess of the purchase price over the fair value of net assets acquired is approximately $50 million.

  On November 5, 1999, Prodigy agreed to acquire FlashNet Communications, Inc. In the merger, Prodigy will issue 0.35 share of Prodigy common stock for each outstanding share of FlashNet common stock. Based on the number of FlashNet shares outstanding on March 31, 2000, Prodigy will issue approximately 5,000,000 shares to complete the merger, representing approximately 7% of Prodigy's then outstanding shares. In addition, Prodigy will assume all FlashNet stock options and warrants outstanding as of the date of the merger.

  Under accounting principles generally accepted in the United States, the acquisition of FlashNet will be accounted for under the purchase method of accounting. Accordingly, the cost to acquire FlashNet will be allocated to the assets acquired and liabilities assumed based on their respective fair values, with the excess to be allocated to goodwill. The valuations and other studies required to determine the fair value of the FlashNet assets acquired and liabilities assumed have not been performed and, accordingly, the related adjustments reflected in the unaudited pro forma combined financial information are preliminary and subject to further revisions and adjustments. For purposes of this presentation, the carrying amounts of the FlashNet tangible net assets acquired was assumed to approximate fair value. In addition, Prodigy expects to recognize intangible assets such as subscriber relationships and trade name. Therefore, the excess of purchase price over the historical net book value of the net assets of FlashNet has been classified on the pro forma balance sheet as "Goodwill and Other Intangibles." After the completion of the FlashNet merger, Prodigy will arrange for an independent appraisal of significant assets and liabilities of FlashNet. Upon completion of the determination of fair value, the purchase price will be allocated to specific assets and liabilities of FlashNet. It is anticipated that there will be reductions to and increases in the carrying amounts of assets. Accordingly, the final valuation could result in materially different allocations of the purchase price compared to the amounts presented in the following pro forma information, resulting in corresponding changes in depreciation and amortization amounts. Based on the value of the estimated 5,000,000 shares of Prodigy common stock to be issued in connection with the FlashNet acquisition, the total purchase price is approximately $135.6 million including transaction costs incurred to date of $2.2 million. The goodwill and other intangibles acquired, based on the excess of the purchase price over the net book value of net assets to be acquired is currently estimated to be $126 million.

  On November 19, 1999, SBC and Prodigy agreed to establish a strategic relationship in which:

  . Prodigy will contribute substantially all of its assets and liabilities, and transfer its employees to a new limited partnership, called the operating partnership, that will operate Prodigy's business;

  . SBC will acquire an approximately 43% indirect interest in Prodigy upon completion of the SBC transaction and approximately 39.5% indirect interest after the FlashNet merger;

  . SBC will contribute to the operating partnership routers, servers and associated hardware used in connection with SBC's consumer and small business Internet operations and that are selected by Prodigy because Prodigy determines that they will be useful in connection with the provision of services to SBC's customers and Prodigy's customers after the closing;

  . SBC will contribute to the operating partnership intangible assets consisting primarily of royalty-free licenses to use SBC's trademarks in connection with the marketing and operation of the Prodigy Internet service and Prodigy's right to manage SBC's existing Internet customers;

  . Prodigy will be the exclusive retail Internet service marketed by SBC to consumers and small businesses;

  . SBC will purchase the Prodigy Internet service from Prodigy on wholesale terms and provide it to SBC's approximately 690,000 existing Internet subscribers--the wholesale price to be paid by SBC to Prodigy for the Prodigy Internet service that SBC will resell to its existing Internet subscribers will equal SBC's average retail price as of the closing less reasonable and necessary expenses actually incurred by SBC in serving its existing Internet subscribers;

  . SBC has committed to obtain for Prodigy 1,200,000 additional Internet subscribers over a three-year period in exchange for fees of $40 to $75 per subscriber--all new subscribers obtained for Prodigy by SBC will be Prodigy subscribers;

  . SBC has agreed to pay Prodigy a penalty if SBC does not obtain 1,200,000 additional internet subscribers for Prodigy over the three-year period, with the size of the penalty based on the number of subscribers actually obtained by SBC who pay at least one monthly bill from Prodigy--for example, the penalty will range from $165,000,000 if SBC acquires no new subscribers for Prodigy, to $105,000,000 if SBC acquires 600,000 new subscribers for Prodigy, to no penalty if SBC acquires 1,200,000 new subscribers for Prodigy;

  . SBC will have the exclusive right to market its long-distance phone service, local phone service, wireless phone services, paging services and related calling services to Prodigy's subscribers, so long as SBC's service offerings are competitive with service offerings from other providers;

  . SBC will be Prodigy's exclusive network provider so long as SBC offers its network services to Prodigy at the most favorable rates that it offers to other similar purchasers, so long as SBC's terms are competitive with those offered by other providers;

  . SBC will have the exclusive right to provide telecommunications, advertising, telecommunications e-commerce and Internet telephony applications in conjunction with the Prodigy Internet service to Prodigy's subscribers so long as SBC's terms are competitive with those offered by other providers;

  . SBC will be the exclusive provider of electronic yellow and white pages and city guides Prodigy's subscribers;

  . Prodigy will convert all outstanding common stock into Prodigy Class A common stock; and

  . Prodigy will issue to an SBC subsidiary one share of Prodigy Class B common stock in consideration of $100.

  The tangible and intangible assets received in conjunction with the SBC transaction will be recorded at fair value on the date the assets are contributed. Based on the following assumptions, the fair value of the assets received has been estimated at $968.75 million:

  . SBC will receive approximately 50,000,000 partnership units, which assuming that SBC's book capital account equals its imputed capital account and that the partnership interests will be equivalent in value to the Prodigy Class A common stock, will be convertible into approximately 50,000,000 shares of Prodigy Class A common stock based on pro forma shares outstanding after giving effect to the BizOnThe.Net and FlashNet acquisitions; and

  . the value of one share of Prodigy common stock was approximately $19.38 on December 31, 1999, which when multiplied by 50,000,000 shares, results in an estimated value of $968.75 million.

For purposes of the pro forma financial information, and pending preparation of a valuation to allocate the purchase price, the tangible and intangible assets to be received have been aggregated and presented in total in the SBC Assets balance sheet caption. These assets which are principally related to the royalty-free license to use the SBC trademarks, which will be amortized over the three year term of the agreement, and the routers, servers and associated hardware, which are also assumed to have a three year life. If the amortization period of any of these assets is longer than the three year period assumed for purposes of the pro forma financial information, the corresponding annual amortization expense will be decreased.

  In addition to the equity investment, SBC will purchase from Prodigy the Prodigy Internet service and resell these services to its existing Internet service subscribers. Prodigy will charge SBC a fixed price per subscriber for its services, to be fixed as of the closing date, and will incur incremental costs associated with providing these services to SBC, principally related to Prodigy's acquisition of additional network services and customer service. Adjustments have not been made to revenue or cost of revenue included in the pro forma statement of operations to reflect the services to be provided to the existing SBC subscribers as contractual agreements have not been finalized with respect to these services. Prodigy currently estimates that the revenue from the sale of the subscribers services will approximate $16.61 per subscriber per month, the costs of revenue associated with each subscriber will be approximately $7.00 per month and customer service costs will approximate $1.70 per subscriber per month. Actual amounts ultimately incurred could differ materially from these estimated amounts.

  Additionally, the SBC agreement includes other services that Prodigy and SBC will provide to each other. Impacts to revenue and expenses associated with these services, however, cannot be estimated at this time and accordingly have not been included in the pro forma statement of operations.

  The unaudited pro forma condensed combined balance sheets give effect to the acquisition of FlashNet and the SBC transaction as if these had occurred on December 31, 1999. The acquisition of BizOnThe.Net is reflected in the historical balance sheet of Prodigy as of December 31, 1999.

  The unaudited pro forma condensed combined statements of operations for the year ended December 31, 1999 give effect to the acquisition of BizOnThe.Net and FlashNet, and the SBC transaction as if these occurred on January 1, 1999 and are based on the historical results of operations of Prodigy, BizOnThe.Net and FlashNet and the amortization associated with the assets acquired in the SBC transaction. The results of BizOnThe.Net for the fourth quarter of 1999 are included in the results of operations of Prodigy for the year ended
December 31, 1999.

  The unaudited pro forma condensed combined financial statements are based on the preliminary estimates and assumptions set forth in the notes to these statements that have been made solely for purposes of developing this pro forma information. The unaudited pro forma condensed combined financial statements are not necessarily indicative of the results that would have been achieved had these transactions been completed as of the dates indicated or that may be achieved in the future.

  These unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements and related notes and other financial information pertaining to Prodigy, BizOnThe.Net and FlashNet, including the Prodigy and FlashNet "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" included elsewhere in this document.

       Unaudited Pro Forma Condensed Consolidated Statement of Operations

                            Prodigy and BizOnThe.Net
                      For the Year Ended December 31, 1999
        (In thousands, except per share amounts and shares outstanding)

                                            January 1, 1999
                            Year Ended          through                       Pro Forma
                         December 31, 1999 September 30, 1999  Adjust-       Prodigy and
                              Prodigy         BizOnThe.Net      ments        BizOnThe.Net
                         ----------------- ------------------ ---------      ------------
Revenues:
 Internet and online
  service revenues......    $   169,810                                       $  169,810
 Web hosting............                        $19,069                           19,069
 Other..................         19,228                                           19,228
                            -----------         -------       ---------       ----------
                                189,038          19,069                          208,107
Operating costs and ex-
 penses:
 Costs of revenue.......        102,199             249                          102,448
 Amortization of
  subscriber acquisition
  costs.................         20,448                                           20,448
 Sales and marketing....         58,854          12,418                           71,272
 Product development....         12,341                                           12,341
 General and
  administrative........         61,652           6,720                           68,372
 Depreciation and
  amortization..........         21,792             277       $  14,153 1(a)      36,222
                            -----------         -------       ---------       ----------
                                277,286          19,664          14,153          311,103
                            -----------         -------       ---------       ----------
Operating income
 (loss).................        (88,248)           (595)        (14,153)        (102,996)
Interest income / (ex-
 pense), net............          2,262            (473)            473 1(b)       2,262
Gain on sale of equity
 investment.............          3,319                                            3,319
Gain on settlement of
 note payable...........          1,714                                            1,714
Gain on settlement of
 note receivable........            500                                              500
Other...................            (35)                                             (35)
                            -----------         -------       ---------       ----------
Net loss................    $   (80,488)        $(1,068)      $ (13,680)      $  (95,236)
                            ===========         =======       =========       ==========
Basic and diluted loss
 per share..............         ($1.34)                                          ($1.53)
                            ===========                                       ==========
Weighted average number
 of common and
 common equivalent
 shares outstanding.....     59,958,111                       2,156,041 1(c)  62,114,152
                            ===========                       =========       ==========

   Notes to the Unaudited Pro Forma Condensed Combined Financial Information
       (in thousands except subscriber, share and per share information)

BizOnThe.Net

  1. (a) Adjustment of amortization and depreciation to reflect the amortization of goodwill and other intangible assets which will be amortized over a period of three years, the expected period of benefit. The goodwill has been calculated and the purchase price allocated based on the fair value of the BizOnThe.Net net assets acquired, including other intangible assets acquired, as follows:

   Cash portion of purchase price..................................... $  9,000
   Value of stock portion of purchase price...........................   48,439
   Transaction costs..................................................      829
                                                                       --------
   Purchase price.....................................................   58,268
   Add: fair value of liabilities assumed.............................      621
   Less: fair value of tangible assets acquired.......................   (3,091)
   Less: fair value of intangible assets acquired
   Developed software.................................................     (700)
   Subscriber relationships...........................................   (1,900)
   Tradename..........................................................   (3,600)
                                                                       --------
   Goodwill........................................................... $ 49,598
                                                                       ========

  The amortization of intangible assets was calculated as follows:

   Total Goodwill and Intangible Assets............................... $ 55,798
   Average life of intangible assets..................................  3 years
   Annual amortization................................................ $ 18,599
                                                                       --------
   278 days of amortization........................................... $ 14,153
                                                                       --------

  The BizOnThe.Net liabilities, which were assumed by Prodigy, exclude liabilities included in the September 30, 1999 financial statements on an allocated basis as those amounts were paid by VarTec/U.S. Republic prior to closing.

  The 2,840,993 shares of common stock issued in connection with the BizOnThe.Net acquisition were valued at $17.05 per share which represents the average market value of a Prodigy share immediately before and after the terms of the acquisition were announced. This amount excludes the 727,272 shares to be issued in 2001 pending resolution of the related contingencies.

   (b) Adjustment to remove interest expense on VarTec note payable to reflect the repayment of the note in connection with the acquisition of BizOnThe.Net.

   (c) Adjustment of the weighted average shares of common stock outstanding used in computing basic and diluted net loss per share to reflect issuance of 2,840,993 shares of common stock as of January 1, 1999 including the 727,272 shares held in escrow. The 727,272 shares which are issuable contingent upon attainment of certain earnings targets have been excluded from the weighted average shares as the effect would be anti-dilutive.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

           Unaudited Pro Forma Condensed Consolidated Balance Sheets

                              Prodigy and FlashNet
                            As of December 31, 1999
                                 (In thousands)

                                                                    Pro Forma
                                                                     Prodigy
                               Prodigy   FlashNet  Adjustments     and FlashNet
                               --------  --------  -----------     ------------
Assets
Current assets:..............
 Cash........................  $ 35,473  $ 7,045                    $  42,518
 Accounts receivable, net....    10,314    4,393                       14,707
 Note receivable.............                700                          700
 Due from affiliate..........     1,801                                 1,801
 Prepaid expense.............     2,793    2,661                        5,454
 Other current assets........     1,437      904                        2,341
                               --------  -------    --------        ---------
  Total current assets.......    51,818   15,703                       67,521
                               --------  -------    --------        ---------
Restricted cash..............     4,692                                 4,692
Property and equipment, net..    18,201   17,783                       35,984
Customer hardware............              5,579                        5,579
Subscriber Acquistion Costs..   182,838                               182,838
Goodwill and other
 intangibles.................    87,321             $125,982 2(a)     213,303
Software Licenses............                338                          338
Other assets.................     1,118      182                        1,300
                               --------  -------    --------        ---------
Total assets.................   345,988   39,585    $125,982        $ 511,555
                               ========  =======    ========        =========
Liabilities and Stockholders'
 Equity
Current liabilities..........
 Notes payable...............  $110,154                             $ 110,154
 Lease obligations--current
  portion....................       412  $ 4,129                        4,541
 Accounts payable and other
  accrued expenses...........    48,342    9,262    $  2,215 2(a)      59,819
 Accrued compensation........     3,095      913                        4,008
 Unearned revenue............    14,062   10,215                       24,277
 Accrued purchase and
  restructuring costs........     3,849                                 3,849
                               --------  -------    --------        ---------
  Total current liabilities..   179,914   24,519       2,215          206,648
Lease obligations--long-term
 portion.....................       983    5,410                        6,393
                               --------  -------    --------        ---------
Total Liabilities............   180,897   29,929       2,215          213,041
Stockholders' equity
 Common stock................       645   68,776     (68,726)2(b)         695
 Warrants to purchase common
  stock......................              3,330      10,893 2(c)      14,223
 Additional paid-in capital--
  common stock...............   539,054    1,909     119,150 2(b)     658,204
                                                      (1,909)2(b)
 Accumulated deficit.........  (373,275) (62,932)     62,932 2(b)    (373,275)
 Unearned compensation.......             (1,427)      1,427 2(b)
                               --------  -------    --------        ---------
                                166,424    9,656     123,767          299,847
 Less note receivable from
  stockholder................    (1,333)                               (1,333)
                               --------  -------    --------        ---------
  Total stockholders'
   equity....................   165,091    9,656     123,767          298,514
                               --------  -------    --------        ---------
  Total liabilities and
   stockholders' equity......  $345,988  $39,585    $125,982        $ 511,555
                               ========  =======    ========        =========

       Unaudited Pro Forma Condensed Consolidated Statement of Operations

                       Prodigy, BizOnThe.Net and FlashNet
                      For the Year Ended December 31, 1999
        (In thousands, except per share amounts and shares outstanding)

                                                                      Pro Forma
                             Pro Forma                                 Prodigy,
                            Prodigy and                              BizOnThe.Net
                            BizOnThe.Net  FlashNet  Adjustments      and FlashNet
                            ------------  --------  -----------      ------------
Revenues:
 Internet and online
  service revenues......... $   169,810   $ 31,104                   $   200,914
 Web hosting...............      19,069                                   19,069
 Other.....................      19,228      9,147                        28,375
                            -----------   --------  ----------       -----------
                                208,107     40,251                       248,358
Operating costs and
 expenses:
 Costs of revenue..........     102,448     23,877                       126,325
 Amortization of
  subscriber acquisition
  costs....................      20,448                                   20,448
 Sales and marketing.......      71,272     20,967                        92,239
 Product development.......      12,341                                   12,341
 General and
  administrative...........      68,372     20,783                        89,155
 Depreciation and
  amortization.............      36,222      5,094      41,994 3(a)       83,310
                            -----------   --------  ----------       -----------
                                311,103     70,721      41,994           423,818
                            -----------   --------  ----------       -----------
Operating loss.............    (102,996)   (30,470)    (41,994)         (175,460)
Interest income/(expense),
 net.......................       2,262         97                         2,359
Gain on sale of equity
 investment................       3,319                                    3,319
Gain on settlement of note
 payable...................       1,714                                    1,714
Gain on settlement of note
 receivable................         500                                      500
Other......................         (35)                                     (35)
                            -----------   --------  ----------       -----------
Net loss before
 extraordinary item........ ($   95,236)  ($30,373) ($  41,994)      ($  167,603)
                            ===========   ========  ==========       ===========
Basic and diluted loss per
 share..................... ($     1.53)                             ($     2.50)
                            ===========                              ===========
Weighted average number of
 common and common equiva-
 lent shares
 outstanding...............  62,114,152              5,000,000 3(b)   67,114,152
                            ===========             ==========       ===========

FlashNet

  2. (a) Adjustment to calculate goodwill and other intangible assets and to allocate the purchase price over the estimated fair value of the FlashNet net assets acquired calculated as follows:

      Value of stock portion of purchase price........................ $119,200
      Fair value of converted options and warrants....................   14,223
      Transaction costs...............................................    2,215
                                                                       --------
      Purchase price..................................................  135,638
      Less: estimated fair value of net assets acquired...............   (9,656)
                                                                       --------
      Goodwill and other intangibles.................................. $125,982
                                                                       ========

The value of the common stock to be issued to FlashNet is $23.84 a share which represents the average market value of a share of Prodigy common stock immediately before and after the terms of the acquisition were announced.

  (b) Adjustment to eliminate the stockholders equity of FlashNet and reflect the issuance of approximately 5,000,000 shares of common stock based on the exchange ratio of .35 share of Prodigy common stock for each share of FlashNet common stock valued at $23.84 per share. This results in common stock of $50 and $119,150 of additional paid in capital.

  (c) Adjustment to recognize the fair value of FlashNet warrants and vested options converted to Prodigy warrants and options based on the exchange ratio of .35 share of Prodigy common stock for each share of FlashNet common stock.

  All options and warrants that Prodigy assumes in the acquisition will be fully vested. Additionally, prior to the acquisition, FlashNet will terminate all FlashNet stock options that have exercise prices equal to or higher than the market price of FlashNet common stock. Assuming the merger occurred on December 31, 1999, approximately 210,000 options to purchase Prodigy common stock would be issued on a fully-vested basis at the time of the merger.

  Additionally, Prodigy will assume the warrant held by Ascend Communications, Inc. to purchase 1,360,000 shares of FlashNet common stock at an exercise price of $.003 and convert it into a warrant to purchase 476,000 shares of Prodigy common stock at an exercise price of $.009 based on the exchange ratio.

  A Black-Scholes option pricing model was utilized to determine the value of these options and the warrant using the following assumptions:

      Dividend Yield:           None
      Volatility:               60%
      Risk free rate:           5.76% for the options; 6.12% for the warrant
      Expected Option Life:     2 years for the options; 8.2 years for the warrant
      Fair Value of Underlying
       Common Stock             $23.84 per share

There will be no unvested options or warrants assumed.

  3. (a) Adjustment to amortization to reflect amortization of the FlashNet goodwill and intangible assets based on an estimated three year useful life.

  (b) Adjustment of the weighted average shares of common stock outstanding used in computing basic and diluted net loss per share to reflect the issuance of approximately 5,000,000 shares of common stock as of January 1, 1999.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

           Unaudited Pro Forma Condensed Consolidated Balance Sheets

                           Prodigy, FlashNet and SBC
                            As of December 31, 1999
                                 (In thousands)

                                                                    Pro Forma
                                        Pro Forma                    Prodigy,
                                         Prodigy        SBC          FlashNet
                                       and FlashNet Adjustments      and SBC
                                       ------------ -----------     ----------
Assets
Current assets:......................
 Cash................................    $ 42,518                   $   42,518
 Accounts receivable, net............      14,707                       14,707
 Note receivable.....................         700                          700
 Due from affiliate..................       1,801                        1,801
 Prepaid expense.....................       5,454                        5,454
 Other current assets................       2,341                        2,341
                                         --------    --------       ----------
  Total current assets...............      67,521                       67,521
                                         --------    --------       ----------
Restricted cash......................       4,692                        4,692
Property and equipment, net..........      35,984                       35,984
Customer hardware....................       5,579                        5,579
Subscriber Acquisition costs.........     182,838                      182,838
Goodwill and other intangibles.......     213,303                      213,303
Software Licenses....................         338                          338
SBC assets...........................                $968,750 4(a)     968,750
Other assets.........................       1,300                        1,300
                                         --------    --------       ----------
Total assets.........................    $511,555    $968,750       $1,480,305
                                         ========    ========       ==========
Liabilities and Stockholders' Equity
Current liabilities..................
 Notes payable.......................    $110,154                   $  110,154
 Lease obligations--current portion..       4,541                        4,541
 Accounts payable and other accrued
  expenses...........................      59,819                       59,819
 Accrued compensation................       4,008                        4,008
 Unearned revenue....................      24,277                       24,277
 Accrued purchase and restructuring
  costs..............................       3,849                        3,849
                                         --------    --------       ----------
  Total current liabilities..........     206,648                      206,648
Lease obligations--long-term
 portion.............................       6,393                        6,393
                                         --------    --------       ----------
Total Liabilities....................     213,041                      213,041
Minority Interest in Operating
 Partnership.........................                 499,302 4(b)     499,302
Stockholders' equity
 Common stock........................    $    695        (695)4(c)
 Class A common stock................                     695 4(c)         695
 Class B common stock................
 Warrants to purchase common stock...      14,223                       14,223
 Additional paid-in capital--common
  stock..............................     658,204     469,448 4(b)   1,127,652
 Accumulated deficit.................    (373,275)                    (373,275)
                                         --------    --------       ----------
                                          299,847     469,448          769,295
 Less note receivable from
  stockholder........................      (1,333)                      (1,333)
                                         --------    --------       ----------
  Total stockholders' equity.........     298,514     469,448          767,962
                                         --------    --------       ----------
  Total liabilities and stockholders'
   equity............................    $511,555    $968,750       $1,480,305
                                         ========    ========       ==========

       Unaudited Pro Forma Condensed Consolidated Statement of Operations

                    Prodigy, BizOnThe.Net, FlashNet and SBC

                      For the Year Ended December 31, 1999
        (In thousands, except per share amounts and shares outstanding)

                                        Pro Forma                     Prodigy,
                                         Prodigy,       SBC         BizOnThe.Net
                                       BizOnThe.Net   Adjust-         FlashNet
                                       and FlashNet   ments           and SBC
                                       ------------  ---------      ------------
Revenues:
 Internet and online
  service revenues.................... $   200,914                   $  200,914
 Web hosting..........................      19,069                       19,069
 Other................................      28,375                       28,375
                                       -----------   ---------       ----------
                                           248,358                      248,358
Operating costs and
 expenses:
 Costs of revenue.....................     126,325                      126,325
 Amortization of
  subscriber acquisition costs........      20,448                       20,448
 Sales and marketing..................      92,239                       92,239
 Product development..................      12,341                       12,341
 General and
  administrative......................      89,155                       89,155
 Depreciation and
  amortization........................      83,310    $322,917 5(a)     406,227
                                       -----------   ---------       ----------
                                           423,818     322,917 5(a)     746,735
                                       -----------   ---------       ----------
Operating loss........................    (175,460)   (322,917)        (498,377)
Interest income / (expense), net......       2,359                        2,359
Gain on sale of equity
 investment...........................       3,319                        3,319
Gain on settlement of note payable....       1,714                        1,714
Gain on settlement of note receiv-
 able.................................         500                          500
Other.................................         (35)                         (35)
Minority interest in net loss.........                 193,265 5(b)     193,265
                                       -----------   ---------       ----------
Net loss before
 extraordinary item...................   ($167,603)  ($129,652)       ($297,255)
                                       ===========   =========       ==========
Basic and diluted loss per share......      ($2.50)                      ($4.43)
                                       ===========                   ==========
Weighted average number of common and
 common equivalent shares
 outstanding..........................  67,114,152           1 5(c)  67,114,153
                                       ===========   =========       ==========

SBC Transaction

  4. (a) Adjustment to recognize the fair value of the assets to be received pursuant to the investment, issuance, contribution and assumption agreement between Prodigy and SBC.

  (b) The SBC interest in the operating partnership is reflected as minority interest in the Prodigy pro forma combined balance sheet calculated as follows:

      Pro Forma Prodigy, FlashNet net assets........................ $  298,514
      Contributed SBC Assets........................................    968,750
                                                                     ----------
      Partnership net assets........................................  1,267,264
      SBC Interest..................................................       39.5%
                                                                     ----------
        SBC Minority Interest....................................... $  499,302
                                                                     ==========

  As a result of this transaction, Prodigy's interest in the partnership net assets exceeds Prodigy's carrying value by $469,448 which has been reflected as additional paid in capital.

  (c) Reflects conversion of shares of Prodigy common stock into shares of Prodigy Class A common stock and issuance of one share of Prodigy Class B common stock.

  5. (a) Adjustment to reflect amortization of the SBC Assets, primarily related to the SBC brand assets and subscriber relationships, over the three year life of the agreements. Tangible assets received from SBC may have longer lives which would result in a decrease in the amortization expense presented in this document, however, management does not expect this result to have a significant impact.

  (b) Adjustment to reflect SBC's minority interest in the net loss of the operating partnership.

  (c) Adjustment of the weighted average shares of Prodigy common stock outstanding used in computing basic and diluted net loss per share to reflect issuance of one share of Prodigy Class B common stock as of January 1, 1999.

                        PRODIGY'S PRINCIPAL STOCKHOLDERS

  The following table illustrates the beneficial ownership of the Prodigy common stock as of March 31, 2000 by:

  . each person or entity known to Prodigy to own beneficially more than 5% of Prodigy common stock;

  . each of the directors of Prodigy;

  . each of the named executive officers of Prodigy; and

  . all current executive officers and directors of Prodigy as a group.

  In addition, the table depicts the shares beneficially owned if the SBC transaction is not completed, as illustrated in the first column, and the shares beneficially owned if the SBC transaction is completed, as illustrated in the second column. If the pending FlashNet merger is completed, all percentages will be diluted by approximately 4.5%.

                                  Shares beneficially   Shares beneficially
                                  owned prior to the    owned after the SBC
                                  SBC transaction(1)      transaction(1)
                                 --------------------- ---------------------
              Name                 Number   Percentage   Number   Percentage
              ----               ---------- ---------- ---------- ----------
Current directors, executive
 officers and 5% stockholders:
  Carlos Slim Helu(2)            41,413,111    64.1    41,413,111    35.6
  Carso Global Telecom(3)        29,396,911    45.5    29,396,911    25.3
  Telmex(4)                      12,016,200    18.6    12,016,200    10.3
  Samer F. Salameh(5)               112,500       *       134,375       *
  James R. Adams                        --        *        15,000       *
  Allen Craft(6)                        --        *           --        *
  Arturo Elias(5)                    45,000       *        60,000       *
  James M. Nakfoor(5)                10,000       *        25,000       *
  Alfredo Sanchez(5)                 47,000       *        62,000       *
  David C. Trachtenberg              41,666       *        83,333       *
  Andrea S. Hirsch                   26,250       *        57,500       *
  All current executive officers
   and directors as a group
   (8 persons)(5)(7)                282,416       *       437,208       *
Other 5% stockholders:
  SBC(8)                                --      --     51,821,505    44.5
  Sears(9)                        4,536,778     7.0     4,536,778     3.8
Former executive officers:
  James P. Dougherty                 43,750       *        43,750       *
  David R. Henkel                       323       *        47,369       *
  James L'Heureux                       --      --            --      --
  Carena M. Pooth                       --      --            --      --

--------
  * Denotes ownership of less than 1% of the outstanding shares of Prodigy common stock.
 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and any shares which the individual or entity has the right to acquire within 60 days after March 31, 2000 through the exercise of any stock option, warrant or other right. Beneficial ownership also includes the shares subject to options held by current executive officers and directors that will accelerate and become exercisable upon completion of the SBC transaction. However, these shares are not deemed outstanding for purposes of calculating the percentage ownership of any other person. The inclusion in this table of any shares does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of the shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power with respect to all shares of capital stock listed as owned by the person or entity.

 (2) Consists of the listed shares held by Carso Global Telecom and Telmex. Mr. Slim and members of his immediate family, beneficially own a majority of the outstanding voting equity securities of Carso Global Telecom. Thus, Mr. Slim and members of his immediate family may be deemed to control Carso Global Telecom, Telmex and Prodigy. The business address of Carso Global Telecom and Mr. Slim is Paseo de las Palmas, #736, Col. Lomas de Chapultepec, Mexico City, Mexico 11000.
 (3) Excludes the listed shares held by Telmex. Carso Global Telecom may be deemed to control Telmex though the regular-voting shares of Telmex that it owns directly and its interest in a trust which owns a majority of Telmex's outstanding regular-voting shares. Carso Global Telecom is a Mexican holding company.
 (4) Telmex's business address is Parque Via 190, Oficina 1016, Colonia Cuauhtemoc, Mexico City, Mexico 06599.
 (5) Excludes the listed shares held by Carso Global Telecom, and Telmex and SBC.
 (6) Excludes the shares held by SBC.
 (7) Includes 169,792 shares that are subject to options that will become exercisable on completion of the SBC transaction.
 (8) Consists of shares issuable on conversion of Prodigy Class B common stock and units in the operating partnership to be issued to SBC on completion of the SBC transaction. Does not include a contingent warrant to purchase 537,924 shares of Prodigy common stock for $1.00 per share which Prodigy and SBC have agreed in principle SBC will receive in exchange for guaranteeing Prodigy's ongoing performance obligations under its customer contracts in connection with a proposed third party financing. See "Prodigy Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." SBC's business address is 175 East Houston, San Antonio, Texas 78205.
 (9) Ownership is based on a Schedule 13G/A filed by Sears with the Securities and Exchange Commission on February 10, 2000. Includes 2,409,145 shares issuable on exercise of a warrant. Sears' business address is 3333 Beverly Road, Hoffman Estates, Illinois 60179.

                       FLASHNET'S PRINCIPAL SHAREHOLDERS

  The following table sets forth the beneficial ownership of FlashNet common stock as of March 31, 2000, by:

  . each person who is known by FlashNet to own beneficially more than five percent of its common stock;

  .  each of FlashNet's directors;

  .  each of FlashNet's executive officers; and

  .  all of FlashNet's executive officers and directors as a group.

  This table is based on information provided to FlashNet or filed with the Securities and Exchange Commission by FlashNet's directors, executive officers and principal shareholders. Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of March 31, 2000, are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite the shareholder's name. Unless otherwise indicated, the address for the following shareholders is c/o FlashNet Communications, Inc., 3001 Meacham Boulevard, Suite 100, Fort Worth, Texas 76137.

                                                             Percentage of
                                        Number of Shares  Outstanding FlashNet
       Name of Beneficial Owner        Beneficially Owned     Common Stock
       ------------------------        ------------------ --------------------
Ascend Communications, Inc.(1)........     1,360,000               8.7%
Global Undervalued Securities Fund,
 L.P.(2)..............................     1,081,973               7.6%
James B. Francis, Jr.(3)..............        45,980                 *
Andrew N. Jent(4).....................       202,993               1.4%
John B. Kleinheinz(5).................     1,928,516              13.5%
Michael Scott Leslie(6)...............     1,059,188               7.3%
James A. Ryffel(7)....................       748,000               5.2%
Kevin A. Stadtler(8)..................       591,113               4.1%
Albert Lee Thurburn(9)................       761,844               5.3%
All directors and executive officers
 as a group (6 persons)(10)...........     4,718,493              30.8%

--------
  * Represents less than 1% of the outstanding shares of common stock.
 (1) Includes a warrant immediately exercisable for 1,360,000 shares of common stock. The address for Ascend Communications, Inc. is 1701 Harbor Bay Parkway, Alameda, California 94502. Ascend Communications, Inc. is a wholly owned subsidiary of Lucent Technologies Inc.
 (2) The address for Global Undervalued Securities Fund, L.P. is 201 Main Street, Suite 2001, Fort Worth, Texas 76102. Global Undervalued Securities Fund, L.P. is controlled by John B. Kleinheinz, one of FlashNet's directors.
 (3) Includes 40,980 shares of common stock subject to stock options held by Mr. Francis. The address for Mr. Francis is 2911 Turtle Creek, Suite 925, Dallas, Texas 75219.
 (4) Includes 202,993 shares of common stock subject to stock options held by Mr. Jent.
 (5) Includes 15,000 shares of common stock subject to stock options held by Mr. Kleinheinz, 1,081,973 shares held by Global Undervalued Securities Fund, L.P. and 16,664 shares held by Kleinheinz Capital Partners LDC. Mr. Kleinheinz, one of FlashNet's directors, controls both Global Undervalued Securities Fund, L.P. and Kleinheinz Capital Partners LDC. He disclaims beneficial ownership of the shares held by

    Global Undervalued Securities Fund, L.P. and Kleinheinz Capital Partners LDC except to the extent of his pecuniary interest in them arising from his direct and/or indirect ownership interests in the entities. Mr. Keinheinz's address is the same as the address of Global Undervalued Securities Fund, L.P.
 (6) Includes 127,993 shares of common stock subject to stock options held by Mr. Leslie and 142,875 shares of common stock subject to a stock option to be issued to Mr. Leslie immediately prior to the effective date of the merger.
 (7) Includes 34,000 shares of common stock held by Mr. Ryffel as custodian for one of his children. Mr. Ryffel disclaims beneficial ownership of these shares. The address for Mr. Ryffel is 3113 South University Drive #600, Fort Worth, Texas 76109.
 (8) Includes 30,980 shares of common stock subject to stock options held by Mr. Stadtler and 560,133 shares held by Applied Telecommunications Technologies, Inc. Mr. Stadtler, one of FlashNet's directors, is a vice president of Applied Telecommunications Technologies. He disclaims beneficial ownership of the shares held by Applied Telecommunications Technologies. Mr. Stadtler's address is c/o Applied Telecommunications Technologies, Inc., 20 William Street, Wellesley, Massachusetts 02481.
 (9) Includes 15,000 shares of common stock subject to stock options held by Mr. Thurburn.
(10) Includes 575,821 shares of common stock issuable on exercise of options, 1,081,973 shares held by Global Undervalued Securities Fund, L.P., 16,664 shares held by Kleinheinz Capital Partners LDC and 560,133 shares held by Applied Telecommunications Technologies, Inc.

                        COMPARISON OF SHAREHOLDER RIGHTS

  The rights of FlashNet shareholders are governed by FlashNet's restated articles of incorporation and bylaws, each as amended, and the laws of the State of Texas, and the rights of Prodigy stockholders are governed by Prodigy's certificate of incorporation and bylaws and the laws of the State of Delaware. After the merger, the FlashNet shareholders will become stockholders of Prodigy and accordingly their rights will be governed by Prodigy's certificate of incorporation and bylaws, each as amended, and the laws of the State of Delaware.

  While the rights and privileges of FlashNet shareholders are, in many instances, comparable to those of the stockholders of Prodigy, there are some differences. The following is a summary of the material differences as of the date of this document between the rights of the FlashNet shareholders and the rights of the Prodigy stockholders. These differences arise from differences between the respective charters and bylaws of FlashNet and Prodigy and the differences between Texas and Delaware law. The following discussion of these differences is only a summary of the material differences and does not purport to be a complete description of all the differences. Please consult the following references to the Texas Business Corporations Act, Delaware General Corporation Law and the respective revised charters and bylaws of FlashNet and Prodigy for a more complete understanding of these differences.

 Required Vote for Mergers and Other Transactions--Shareholder Approval of Business Combinations

  Under the Texas Business Corporations Act, a merger or consolidation, or a sale, lease, exchange or other disposition of all or substantially all of the property of the corporation that is not in the usual and regular course of the corporation's business, or a dissolution of the corporation, must be approved by at least two-thirds of the shares entitled to vote on the matter, unless the corporation's charter requires the vote of a different number of shares. The restated articles of incorporation of FlashNet do not require a different number. If the holders of any class of shares are entitled to vote as a class on the matter, then two-thirds of the outstanding shares of a class and at least two-thirds of the outstanding shares otherwise entitled to vote on the matter must approve the transaction.

  Under the Delaware General Corporation Law, a merger or consolidation, or a sale, lease or exchange of all or substantially all of the property of the corporation, or a dissolution of the corporation, must be approved by the holders of a majority of the shares entitled to vote on the matter unless the charter provides for a greater vote. The certificate of incorporation of Prodigy does not provide otherwise. In addition, under the Delaware General Corporation Law, class voting rights exist with respect to amendments to the charter that adversely affect the terms of the shares of a class or the number of shares or par value of shares of a class. The class voting rights do not exist as to other extraordinary matters, unless the charter provides otherwise. The certificate of incorporation of Prodigy does not provide otherwise.

 Absence of Required Vote for Mergers

  Under the Texas Business Corporations Act, no vote of the shareholders of a corporation surviving a merger is required to approve the merger if:

  .  the corporation is the sole surviving corporation in the merger;

  . the articles of incorporation of the corporation will not differ from its articles of incorporation before the merger;

  . each shareholder of the corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical preferences, limitations and relative rights, immediately after the effective date of the merger;

  . the voting power of the number of voting shares outstanding immediately after the merger, plus the voting power of the number of voting shares of the corporation to be issued in the merger, if any, does not exceed by more than 20% the voting power of the total number of voting shares outstanding immediately before the merger; and

  . the number of participating shares of the corporation to be issued in the merger, if any, does not exceed 20% of the number of the shares outstanding immediately before the merger and the board of directors of the corporation adopts a resolution approving the plan of merger.

  Under the Delaware General Corporation Law, no vote of the stockholders of a corporation surviving a merger is required to approve a merger if:

  .  the agreement of merger does not amend the charter of the corporation;

  . each share of stock of the corporation outstanding immediately before the merger will be an identical outstanding or treasury share of the surviving corporation after the merger; and

  . the number of shares of common stock of the corporation to be issued in the merger, if any, does not exceed 20% of the number of shares outstanding immediately before the merger.

 Appraisal Rights

  Under the Texas Business Corporations Act, in general, a shareholder has (1) the right to dissent from any plan of merger or consolidation to which the corporation is a party, or the sale, lease, exchange or other disposition of substantially all of the assets of the corporation where a shareholder vote is required; and (2) the right, sometimes called an appraisal right, to demand payment of the fair value of his shares upon compliance with the statutory procedures. However, under the Texas Business Corporations Act, a shareholder of a corporation does not have the right to dissent or to assert appraisal rights if the following two requirements are satisfied. First, the shares held by the shareholder must be part of a class or series of shares which are listed on a national securities exchange, listed on the Nasdaq National Market, or held of record by not less than 2,000 holders, on the record date fixed to determine the shareholders entitled to vote on the plan of merger or consolidation or sale, lease, exchange or other disposition. Second, the shareholder must not be required by the terms of the plan of merger or consolidation or sale, lease, exchange or other disposition to accept for his shares any consideration other than:

  . shares of the corporation that, immediately after the effective date of the merger are, or will be, part of a class the shares of which are listed or authorized for listing upon official notice of issuance, on a national securities exchange, or approved for quotation as a national market security on an interdealer quotation system by the National Association of Securities Dealers, or held of record by not less than 2,000 holders; or

  .  cash in lieu of fractional shares otherwise entitled to be received; or

  .  any combination of the foregoing.

  Under the Delaware General Corporation Law, appraisal rights exist only as to mergers and consolidations, but a stockholder of a corporation generally does not have appraisal rights in connection with a merger or consolidation if:

  . the shares of the corporation are listed on a national securities exchange, designated as a national market security on an interdealer quotation system by the National Association of Securities Dealers, or held of record by more than 2,000 shareholders;

However, in any event, a stockholder is entitled to appraisal rights in the case of a merger or consolidation, if the shareholder is required by the terms of an agreement of merger or consolidation to accept in exchange for his shares anything other than:

  . shares of stock of the corporation surviving or resulting from the merger or consolidation;

  . shares of any other corporation that at the effective date of the merger or consolidation will be either listed on a national securities exchange, designated as a national market security on an interdealer quotation system by the National Association of Securities Dealers, or held of record by more than 2,000 stockholders;

  . cash in lieu of fractional shares of the corporation described in the foregoing clauses; or

  .  any combination of the foregoing.

 Shareholder Consent to Action Without Meeting

  Under the Texas Business Corporations Act, if the articles of incorporation allow, any action that may be taken at a meeting of the shareholders may be taken without a meeting if a written consent is signed by the holders of that number of shares who would be required to approve the action which is the subject of the consent as set forth in the articles of incorporation. FlashNet's restated articles of incorporation permit actions to be taken by its shareholders by written consent and without a meeting.

  Under the Delaware General Corporation Law, unless otherwise provided in the corporation's charter, any action that can be taken at a meeting of stockholders of the corporation can be taken without a meeting if a written consent is signed by the holders of outstanding stock having the minimum number of votes necessary to authorize or to take action at a meeting of the stockholders. Prodigy's certificate of incorporation does not provide otherwise.

 Special Meetings of Shareholders

  Under the Texas Business Corporations Act, the president, the board of directors or any person or persons authorized by the charter or the bylaws may call special meetings. In addition, the act permits special meetings to be called by shareholders who own at least 10% of the outstanding voting shares unless the corporation's charter provides for a lesser or greater number, which may not exceed 50%. Under FlashNet's restated articles of incorporation, a special meeting of its shareholders may be called by its President or board of directors or the holders of not less than 25% of its outstanding voting shares or by persons authorized in the bylaws.

  Under the Delaware General Corporation Law, a special meeting of stockholders may be called only by the board of directors or by persons authorized in the charter or the bylaws. The certificate of incorporation and bylaws of Prodigy do not provide for the call of a special meeting of stockholders by anyone other than the President or the board of directors of Prodigy.

 Cumulative Voting

  Under the Texas Business Corporations Act, unless expressly prohibited by the corporation's charter, shareholders of the corporation have the right to cumulate their votes in the election of directors if they notify the corporation at least one day before the meeting of their intent to do so. FlashNet's restated articles of incorporation prohibit cumulative voting. Under the Delaware General Corporation Law, stockholders do not have any cumulative voting rights unless provided in the corporation's charter. Prodigy's certificate of incorporation does not provide for cumulative voting.

 Advance Notice of Shareholder Proposals

  The FlashNet bylaws provide that written notice of an annual meeting of shareholders must be given to each FlashNet shareholder entitled to vote at the meeting within ten days but not more than 60 days before the date of the meeting. The notice must state the place, date and hour of the meeting.

  For business to be properly before a meeting, the business must be:

  . specified in the notice of the meetings or any supplement to the notice, given to the appropriate shareholders;

  .  properly brought by the FlashNet board of directors; or

  .  properly brought by a FlashNet shareholder.

For business to be properly brought by a FlashNet shareholder, the FlashNet shareholder must comply with applicable laws and must have given timely notice of the business in writing to the Secretary of FlashNet. To be timely, this notice must be delivered to or mailed and received at the principal place of business of FlashNet not less than 30 days nor more than 60 days prior to the meeting. However, if less than 40 days notice or prior public disclosure of the date of the meeting was given or made to FlashNet shareholders, the notice, to be timely, must be received not later than the close of business on the tenth day following the day on which the notice of the date of the meeting was mailed or public disclosure was made.

 Distributions and Dividends; Redemptions

  Under the Texas Business Corporations Act, a distribution is defined as a transfer of money or other property, except a corporation's shares or rights to acquire its shares, or an issuance of indebtedness, by a corporation to its shareholders in the form of a dividend on any class or series of the corporation's outstanding shares, a purchase or redemption of its shares or a payment in liquidation of all or a portion of its assets. Under the Texas Business Corporations Act, a corporation may make a distribution, subject to restrictions in its charter, if it does not render the corporation unable to pay its debts as they become due in the usual course of its business, and if it does not exceed the corporation's surplus. Surplus is defined in the Texas Business Corporations Act as the excess of net assets over stated capital, which the board may adjust. This limitation does not apply to distributions involving a purchase or redemption of shares to eliminate fractional shares, collect indebtedness, pay dissenting shareholders or redeem shares if net assets exceed the proposed distribution.

  Under the Delaware General Corporation Law, a corporation may pay dividends out of surplus and, if there is no surplus, out of net profits for the current and/or the preceding fiscal year, unless the net assets of the corporation are less than the capital represented by issued and outstanding stock having a preference on asset distributions. Surplus is defined in the Delaware General Corporation Law as the excess of the net assets over capital, which the board may adjust. A corporation may purchase or redeem shares of any class except when its capital is impaired or would be impaired by a purchase or redemption. A corporation may, however, purchase or redeem out of capital shares that are entitled on any distribution of its assets to a preference over another class or series of its stock, or if no shares entitled to such a preference are outstanding, any of its shares, if the shares are to be retired and the capital reduced.

 Proxies

  Under the Texas Business Corporations Act, proxies are valid for 11 months, and under the Delaware General Corporation Law, proxies are valid for three years, in both cases, unless the proxies provide for a different period.

 Size of Board of Directors

  Pursuant to FlashNet's bylaws, its board of directors consists of seven members divided into three separate classes serving staggered three-year terms. Prodigy does not have a classified board of directors.

 Vacancies on Board of Directors

  Under the Texas Business Corporations Act, a vacancy on the board may be filled by the vote of a majority of directors then in office, although less than a quorum, or by election at a meeting of shareholders. A newly created directorship resulting from an increase in the number of directors may be filled by election at a meeting of shareholders or may be filled by the board for a term continuing only until the next election of directors by shareholders, but not more than two of the directorships may be filled during the period between any two successive annual meetings. FlashNet's bylaws require the affirmative vote of at least 60% of the directors remaining in office to fill any vacancy on its board of directors.

  Under the Delaware General Corporation Law, a vacancy and newly created directorship may be filled by a majority of the remaining directors, although less than a quorum, unless otherwise provided in the charter or bylaws. Neither the certificate of incorporation nor the bylaws of Prodigy provide otherwise.

 Removal of Directors

  Under the Texas Business Corporations Act, the bylaws or charter of a corporation may provide that at any meeting of shareholders called expressly for that purpose, any director or the entire board may be removed, with or without cause, by vote of the holders of a majority of the shares then entitled to vote at an election of directors, subject to further restrictions on removal which may be contained in the bylaws, except in the case of a corporation with a classified board.

  Under the Delaware General Corporation Law, any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors, or in the case of class voting, the holders of a majority of the shares of that class and entitled to vote, except in the case of a corporation with a classified board.

  If a Texas corporation has a classified board, shareholders may remove a director or directors only for cause unless the charter otherwise provides. FlashNet has a classified board and its charter does permit shareholders to remove a director or directors other than for cause.

 Inspection of Books and Records

  Under the Texas Business Corporations Act, a shareholder may, for a proper purpose, inspect the books and records of a corporation if the shareholder holds at least five percent of the outstanding shares of stock of the corporation or has been a holder of shares for at least six months prior to the demand.

  Under the Delaware General Corporation Law, any stockholder may inspect the corporation's books and records for a proper purpose.

 Amendment of Charter

  Under the Texas Business Corporations Act, a corporation's charter may be amended if the board sets forth the proposed amendment in a resolution and directs that it be submitted to a vote at a meeting of shareholders and the holders of at least two-thirds of the outstanding shares entitled to vote on the amendment approve it by affirmative vote. However, a corporation's charter may require the vote of a different number of shares, which if lesser, must be at least a majority. In addition, if the holders of any class or series of shares are entitled to vote as a class or series on an amendment to the charter, the amendment must be approved by the affirmative vote of the holders of at least two-thirds of the shares within each class or series of outstanding shares entitled to vote thereon, unless the charter otherwise requires the vote of a different number of shares, which, if lesser, must be at least a majority. FlashNet's charter does not provide for a different vote.

  Under the Delaware General Corporation Law, a corporation's charter may be amended if the board sets forth the proposed amendment in a resolution, declares the advisability of the amendment and directs that it be submitted to a vote at the meeting of shareholders and the holders of at least a majority of shares of stock entitled to vote on the amendment approve the amendment, unless the charter requires the vote of a greater number of shares. Prodigy's charter does not provide for a greater vote. If the holders of the outstanding shares of a class are entitled to vote as a class on a proposed amendment, the holders of a majority of the outstanding shares of this class must also vote in favor of the amendment.

 Preemptive Rights

  Shareholders of a Texas corporation generally have a preemptive right to acquire from the corporation additional unissued or treasury shares of the corporation, except to the extent limited or denied by Article 2.22-1 of the Texas Business Corporations Act or the articles of incorporation of the subject corporation. The restated articles of incorporation of FlashNet deny the statutory preemptive rights afforded to shareholders under the act. The Delaware General Corporation Law denies shareholders with preemptive rights except to the extent set forth in the certificate of incorporation or bylaws of the corporation. Prodigy's certificate of incorporation and bylaws do not authorize preemptive rights in favor of its shareholders.

 Amendment of Bylaws

  Under the Texas Business Corporations Act, the board may amend or repeal a corporation's bylaws, or adopt new bylaws, unless the charter reserves this power exclusively to shareholders or the shareholders in amending, repealing or adopting a particular bylaw provision expressly provide that the board may not amend or repeal that bylaw. In addition, unless the charter or a bylaw adopted by the shareholders provides otherwise as to all or some portion of a corporation's bylaws, shareholders may amend the bylaws even though the board may also amend them. FlashNet's restated articles of incorporation reserve the power to amend its bylaws exclusively to its board of directors. In addition, no particular provision of FlashNet's bylaws expressly provides that the board may not amend or repeal it.

  Under the Delaware General Corporation Law, the board may amend bylaws if it is authorized by the charter. The stockholders of a Delaware corporation also have the power to amend bylaws. The certificate of incorporation of Prodigy authorizes the board to amend its bylaws.

 Indemnification of Directors and Officers

  The Texas Business Corporations Act and the Delaware General Corporation Law have different provisions and limitations regarding indemnification by a corporation of its officers, directors, employees and agents. The following is a summary comparison of the laws' indemnification provisions:

  Scope. Under the Texas Business Corporations Act, a corporation is permitted to provide indemnification or advancement of expenses by a bylaw provision, agreement, security arrangement or otherwise. Under the Delaware General Corporation Law, indemnification rights are expressly non-exclusive. A corporation is permitted to provide indemnification or advancement of expenses by a bylaw provision, agreement or otherwise.

  Advancement of Expenses. Under the Texas Business Corporations Act, reasonable court costs and attorneys' fees incurred by a director who was, is, or is threatened to be made a named defendant or respondent in a proceeding because the person is or was a director of a corporation may be paid or reimbursed by the corporation in advance of the final disposition of the proceeding. However, payment or reimbursement can be made only after the corporation receives a written affirmation by the director of his good faith belief that he has met the standard of conduct necessary for indemnification under the Texas Business Corporations Act and a written undertaking by or on behalf of the director to repay the amount paid or reimbursed if it is ultimately determined that he has not met those requirements or indemnification for the expenses is precluded under the act.

  The Delaware General Corporation Law provides for the advancement of expenses for proceedings against a director of a company on receipt of a similar undertaking. The undertaking, however, need not be in writing. The law does not require that such director give an affirmation regarding his conduct in order to receive an advance of expenses.

  Reimbursement of Expenses. Under the Texas Business Corporations Act, a reimbursement of expenses may only be made after the required determination of the appropriateness of the reimbursement has been made pursuant to the procedures set out in the act. Thus, there cannot be automatic reimbursement of expenses.

  Under the Delaware General Corporation Law, there is no express provision that allows for the automatic reimbursement of expenses, but a Delaware corporation, through a bylaw provision or a contract, may make reimbursement of expenses automatic.

  Mandatory Indemnification. Under the Texas Business Corporations Act, indemnification by the corporation is mandatory only if the director is wholly successful on the merits or otherwise, in the defense of the proceeding. The Delaware General Corporation Law provides for mandatory indemnification to the extent that the director or officer is successful on the merits or otherwise.

  Insurance. The Texas Business Corporations Act and the Delaware General Corporation Law both allow a corporation to purchase and to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against and incurred by the person because of the person's role in the company even if the corporation could indemnify the person. Under the Texas Business Corporations Act, a corporation may also establish and maintain arrangements, other than insurance, to protect these individuals, including a trust fund or surety arrangement. As noted above, indemnification rights under the Delaware General Corporation Law are expressly non-exclusive.

  Persons Covered. The Texas Business Corporations Act expressly and separately deals with the protection available for officers, employees and agent. This protection is similar to those provided to directors. The Delaware General Corporation Law permits the same indemnification rights to officers, employees and agents as it provides for directors.

  Standard of Care. The standard of care required under both the Texas Business Corporations Act and Delaware General Corporation Law is substantially the same. In general, directors are charged with the duty in their decision-making process and oversight responsibilities to act as a reasonably prudent person would.

  Continuity of Indemnification. The Texas Business Corporations Act does not have a provision that expressly provides indemnification after a directorship has terminated for acts or omissions which took place prior to the termination. The Delaware General Corporation Law contains a provision that expressly provides that the statutory indemnification provisions apply to a director after he leaves the corporation for acts he performed while a director and apply to the estate and personal representatives of the director.

  Shareholder Report. The Texas Business Corporations Act requires a report to the shareholders upon indemnification or advancement of expenses. The Delaware General Corporation Law does not have a similar reporting requirement.

 Limited Liability of Directors

  Under the Texas Miscellaneous Corporation Laws Act, a corporation's charter may eliminate all monetary liability of each director to the corporation or its shareholders for conduct in the performance of the director's duties other than conduct specifically excluded from protection. No limitation is permitted on the liability of a director for the following actions:

  .  breaching the duty of loyalty to the corporation or its shareholders;

  .  failing to act in good faith;

  .  engaging in intentional misconduct or a known violation of law;

  .  obtaining an improper personal benefit from the corporation; or

  . violating applicable statutes which expressly provide for the liability of a director.

  FlashNet's restated articles of incorporation eliminate the monetary liability of a director to the full extent permitted by applicable law. It is likely that any amendment to a charter would have no effect on the availability of equitable remedies, such as an injunction or a rescission, based on a director's breach of the duty of care.

  The Delaware General Corporation Law permits the adoption of a charter provision limiting or eliminating the monetary liability of a director to a corporation or its stockholders by reason of a director's breach of fiduciary duty. The Delaware General Corporation Law does not permit any limitation of the liability of a director for the following actions:

  .  breaching the duty of loyalty to the corporation or its stockholders;

  .  acts or omissions not in good faith;

  .  engaging in intentional misconduct or a knowing violation of law;

  .  obtaining an improper personal benefit from the corporation; or

  . paying a dividend or approving a stock repurchase that was illegal under the Delaware General Corporation Law.

  The certificate of incorporation of Prodigy eliminates the monetary liability of a director to the full extent permitted by applicable law.

 Anti-Takeover Statutes

  The Texas Business Corporations Act contains provisions that make it more difficult to effect transactions between a Texas corporation or its majority owned subsidiaries and an affiliated shareholder. An affiliated shareholder is any person or associate of the person who is or was, within the three preceding years, the owner of 20% or more of the outstanding voting stock of a Texas corporation. An affiliated shareholder is also a person or an associate of the person who is affiliate of a Texas corporation. Under the Texas Business Corporations Act, for a period of three years following the date that a shareholder becomes an affiliated shareholder, the following types of business combinations between a Texas corporation and the affiliated shareholder are prohibited unless the conditions described below are met:

  .  mergers, share exchanges or conversions;

  . sales, leases, exchanges, mortgages, pledges, transfers or other dispositions of 10% or more of:

      .  the aggregate market value of assets of the corporation;
      . the aggregate market value of all the outstanding stock of the corporation; or
      .  10% or more of the earning power or net income of the corporation;

  . issuances or transfers by the corporation of shares of its stock that would have the effect of increasing the affiliate shareholder's proportionate share of stock of the corporation;

  . receipt by the affiliated shareholder of the benefit of loans, advances, guarantees, pledges or other financial assistance provided by the corporation;

  . adoption of a plan of liquidation or dissolution proposed by or pursuant to an agreement with the affiliated shareholder; and

  . any other transaction that has the effect of increasing the proportionate share of the stock of the corporation owned by the affiliated shareholder.

  The three-year ban does not apply if:

  . prior to the date on which the person becomes an affiliated shareholder, the board approves either the proposed business combination or the transaction which would result in the shareholder becoming an affiliated shareholder;

  . a business combination is approved by the corporation's board of directors and by the holders of at least two-thirds of the outstanding voting stock not owned by the affiliated shareholder at a meeting called for that purpose not less than six months after the affiliated shareholder became an affiliated shareholder;

  . the business combination is with an affiliated shareholder that became an affiliated shareholder inadvertently, the affiliated shareholder divests itself as soon as is practicable of a sufficient number of shares so that it no longer is an affiliated shareholder and the affiliated shareholder would not be an affiliated shareholder at any time within the three-year period preceding the announcement date of the business combination but for the inadvertent acquisition;

  . the affiliated shareholder was the beneficial owner of 20% or more of the outstanding voting shares of the corporation on December 31, 1996 and continuously until the date of the announcement date of the business combination;

  . the affiliated shareholder became an affiliated shareholder through a transfer of stock by will or intestate succession and continuously was an affiliated shareholder until the announcement date of the business combination; or

  . the business combination is with a domestic, wholly-owned subsidiary and the subsidiary is not an affiliate or associate of the affiliated shareholder other than by reason of the affiliated shareholder's beneficial ownership of voting shares in the corporation.

  Under the Texas Business Corporations Act, a corporation can exclude itself from the coverage of this anti-takeover provision by a provision in its original charter or bylaws or an amendment to its charter or bylaws adopted prior to December 31, 1997. However, any amendment adopted after December 31, 1997 must be approved by the affirmative vote of not less than two-thirds of the outstanding voting shares and will not be effective until eighteen months after its adoption and will not apply to any business combination with a person who became an affiliated shareholder prior to the adoption of the amendment.

  The Delaware General Corporation Law also contains provisions that make it more difficult to effect transactions between a Delaware corporation or its majority owned subsidiaries and an interested shareholder. An interested shareholder includes any person and any affiliate or associate of the person owning 15% or more of the outstanding voting stock of a Delaware corporation. An interested shareholder is also a person who is an affiliate or an associate of a Delaware corporation and who was the owner of 15% or more of its outstanding voting stock at any time during the preceding three years, and affiliates and associates of such person. Under the Delaware General Corporation Law for a period of three years following the time that a shareholder becomes an interested shareholder, the following types of business combinations between a Delaware corporation and the interested shareholder are prohibited unless the conditions described below are met:

  .  mergers or consolidations;

  . sales, leases, exchanges or other disposition of assets with a value of 10% or more of the aggregate assets of the corporation or the aggregate market value of all the outstanding stock of the corporation;

  . issuances or transfers by the corporation of shares of its stock that would have the effect of increasing the interested stockholder's proportionate share of any class or series of stock of the corporation;

  . receipt by the interested stockholder of the benefit of loans, advances, guarantees, pledges or other financial benefits provided by the corporation; and

  . any other transaction that has the effect of increasing the proportionate share any class or series of the stock of the corporation owned by the interested stockholder.

  The three-year ban does not apply if:

  . prior to the time on which the person becomes an interested stockholder, the board approves either the proposed business combination or the transaction which would result in the stockholder becoming an interested stockholder;

  . upon completion of the transaction that results in a shareholder becoming an interested shareholder, the shareholder will own at least 85% of the voting stock of the corporation which was outstanding on the date the transaction commenced, excluding those shares owned by its directors who are also officers and employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer; or

  . the business combination is approved by the corporation's board of directors and, at a meeting, by the holders of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

  Under the Delaware General Corporation Law, a corporation can exclude itself from the coverage of this anti-takeover provision by a provision in its original charter, an amendment to its bylaws adopted by stockholders, which amendment may not be further amended by the board, or an amendment to its charter. However, any exclusion effected by amendment to the charter or bylaws must be approved by the affirmative vote of not less than a majority of the outstanding shares entitled to vote on the amendment. In addition, the amendment will not be effective until twelve months after its adoption and will not apply to any business combination with a person who became an interested shareholder prior to the adoption of the amendment.

 Share Exchanges

  The Texas Business Corporations Act permits a transaction known as a "share exchange." A share exchange is a transaction in which share interests of a corporation are acquired by another corporation or entity without the necessity of a merger of the two entities. A share exchange possesses advantages over a traditional merger transaction in that it permits the acquisition of all of the share interests of one or more classes or series of stock of a corporation without the acquired entity going out of existence and with the acquiring entity becoming a subsidiary of the acquiring entity. The Delaware General Corporation Law does not permit this exchange.

                             SHAREHOLDER PROPOSALS

  If completion of the merger does not occur and FlashNet holds an annual meeting of its shareholders in 2000, FlashNet will include information in its Form 10-Q for the quarter ended June 30, 2000 regarding the deadline for receipt by FlashNet of shareholder proposals intended to be presented at the meeting and included in FlashNet's proxy materials for the meeting.

                                 LEGAL MATTERS

  The validity of the shares of Prodigy common stock to be issued in connection with the merger will be passed on for Prodigy by Hale and Dorr LLP.

                                    EXPERTS

  The consolidated financial statements of Prodigy as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  The consolidated financial statements of FlashNet as of December 31, 1998 and for each of the two years in the period ended December 31, 1998, included in this proxy statement, have been audited by Deloitte & Touche LLP, independent accountants, as set forth in their report appearing herein and have been so included in reliance on the report of such firm given on their authority as experts in accounting and auditing.

  The consolidated financial statements of FlashNet Communications, Inc. at December 31, 1999 and for the year then ended and the financial statements of the Web Hosting Business of U.S. Republic Communications, Inc. at December 31, 1998, and for the period from January 6, 1998 (inception) to December 31, 1998, appearing in this proxy statement/prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

  Prodigy and FlashNet each file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that Prodigy or FlashNet files at the Securities Exchange Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Securities Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

  Prodigy filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act of 1933 to register with the Securities and Exchange Commission the Prodigy common stock issuable pursuant to the merger agreement. This proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits and schedules to the registration statement. For further information with respect to Prodigy, FlashNet and the Prodigy common stock, please refer to the registration statement, including the exhibits and schedules. You may inspect and copy the registration statement, including the exhibits and schedules, as described above. Statements contained in this proxy statement/prospectus about the contents of any contract or other document are not necessarily complete, and Prodigy refers you, in each case, to the copy of the contract or other document filed as an exhibit to the registration statement.

  Prodigy has supplied all information contained in this proxy statement/prospectus relating to Prodigy, and FlashNet has supplied all information contained in this proxy statement/prospectus relating to FlashNet.

  You should rely only on the information contained in this proxy statement/prospectus to vote on the merger. Prodigy and FlashNet have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated May 5, 2000. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than May 5, 2000, and neither the mailing of the proxy statement/prospectus to FlashNet shareholders nor the issuance of Prodigy common stock in the merger shall create any implication to the contrary.

                         INDEX TO FINANCIAL STATEMENTS

PRODIGY COMMUNICATIONS CORPORATION
  Three years ended December 31, 1999, 1998 and 1997
  Report of Independent Accountants.......................................  F-2
  Consolidated Balance Sheets.............................................  F-3
  Consolidated Statement of Operations....................................  F-4
  Consolidated Statements of Stockholders' Equity (Deficit)...............  F-5
  Consolidated Statements of Cash Flows...................................  F-7
  Notes to Consolidated Financial Statements..............................  F-9

FLASHNET COMMUNICATIONS, INC.
  Three years ended December 31, 1999, 1998 and 1997
  Report of Independent Auditors.......................................... F-28
  Independent Auditor's Report............................................ F-29
  Consolidated Balance Sheets............................................. F-30
  Consolidated Statements of Operations................................... F-31
  Consolidated Statements of Cash Flows................................... F-32
  Consolidated Statements of Shareholders' Equity (Deficit)............... F-33
  Notes to Financial Statements........................................... F-34

WEB HOSTING BUSINESS OF U.S. REPUBLIC COMMUNICATIONS, INC.
  January 6, 1998 (inception) to December 31, 1998 and unaudited nine months ended
   September 30, 1999
  Report of Independent Auditors.......................................... F-46
  Statement of Assets to Be Acquired and Liabilities to be Assumed........ F-47
  Statement of Operations................................................. F-48
  Statement of Cash Flows................................................. F-49
  Notes to Financial Statements........................................... F-50

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Prodigy Communications Corporation:

  In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Prodigy Communications Corporation and its subsidiaries (the "Company") at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

New York, New York
March 3, 2000

                       PRODIGY COMMUNICATIONS CORPORATION

                          CONSOLIDATED BALANCE SHEETS
               (in thousands except share and per share amounts)

                                                             December 31,
                                                          --------------------
                                                            1998       1999
                                                          ---------  ---------
                         ASSETS:
Current assets:
  Cash and cash equivalents.............................. $  12,180  $  35,473
  Trade accounts receivable, net of allowances for
   doubtful accounts of $367 and $3,380 at December 31,
   1998 and 1999, respectively...........................       966     10,314
  Due from affiliate.....................................       --       1,801
  Prepaid expenses.......................................     1,691      2,793
  Other current assets...................................       106      1,437
                                                          ---------  ---------
    Total current assets.................................    14,943     51,818
Restricted cash..........................................     5,420      4,692
Property and equipment, net..............................    12,998     18,201
Other intangibles, net...................................       --       1,748
Tradename, net...........................................    26,579     26,330
Goodwill, net............................................    11,587     55,680
Deferred network costs, net..............................     5,939      3,563
Subscriber acquisition costs, net........................       --     182,838
Other assets.............................................       866      1,118
                                                          ---------  ---------
    Total assets......................................... $  78,332  $ 345,988
                                                          =========  =========
          LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
  Notes payable.......................................... $   2,000  $ 110,154
  Accounts payable.......................................    10,442     24,351
  Accrued compensation...................................     3,000      3,095
  Accrued restructuring and other special costs..........     4,705      3,849
  Other accrued expenses.................................    18,193     16,847
  Accrued subscriber acquisition costs...................       --       7,144
  Unearned revenue.......................................    10,200     14,062
  Capital lease obligation--short term...................       --         412
                                                          ---------  ---------
    Total current liabilities............................    48,540    179,914
Capital lease obligation--long term......................       --         983
                                                          ---------  ---------
    Total liabilities....................................    48,540    180,897
                                                          ---------  ---------
Commitments and contingencies (Note 14)
Stockholders' equity:
  Preferred stock, $.01 par value; 10,000,000 shares
   authorized; none issued or outstanding................       --         --
  Contingent convertible notes...........................    30,500        --
  Common stock, $.01 par value; 150,000,000 shares
   authorized; 45,034,297 and 64,502,608 shares issued
   and outstanding at December 31, 1998 and 1999,
   respectively..........................................       450        645
  Additional paid-in capital.............................   294,296    539,054
  Accumulated deficit....................................  (292,787)  (373,275)
  Note receivable from stockholder.......................    (2,667)    (1,333)
                                                          ---------  ---------
    Total stockholders' equity...........................    29,792    165,091
                                                          ---------  ---------
    Total liabilities and stockholders' equity........... $  78,332  $ 345,988
                                                          =========  =========

   The accompanying notes are an integral part of the consolidated financial statements.

                       PRODIGY COMMUNICATIONS CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS
                    (in thousands except per share amounts)

                                                    Year Ended December 31,
                                                  -----------------------------
                                                    1997       1998      1999
                                                  ---------  --------  --------
Revenues:
  Internet and online service revenues:
    Prodigy Internet............................  $  29,459  $ 80,696  $154,211
    Prodigy Classic.............................     98,793    48,212    15,599
                                                  ---------  --------  --------
                                                    128,252   128,908   169,810
  Other.........................................      5,940     7,232    19,228
                                                  ---------  --------  --------
    Total revenues..............................    134,192   136,140   189,038
                                                  ---------  --------  --------
Operating costs and expenses:
  Costs of revenue..............................     91,998    93,355   102,199
  Sales and marketing...........................     59,624    41,678    58,854
  Product development...........................     11,407    10,880    12,341
  General and administrative....................     56,254    44,640    61,652
  Depreciation and amortization.................     21,444    16,072    21,792
  Amortization of subscriber acquisition costs..        --        --     20,448
  Restructuring and other special costs.........      9,854       --        --
  Write-down of assets held for sale............      2,400       --        --
  Loss on sale of cellular assets...............        848       --        --
                                                  ---------  --------  --------
    Total operating costs and expenses..........    253,829   206,625   277,286
                                                  ---------  --------  --------
Operating loss..................................   (119,637)  (70,485)  (88,248)

  Gain on sale of assets/equity investments.....        250     5,176     3,319
  Gain on settlement of note payable............        --        --      1,714
  Gain on settlement of note receivable.........        --        --        500
  (Loss) on equity investment in joint venture..    (12,101)      --        --
  Interest income...............................        272     1,541     5,121
  Interest expense..............................     (1,559)   (1,315)   (2,859)
  Other.........................................        --        --        (35)
                                                  ---------  --------  --------
    Net loss....................................  $(132,775) $(65,083) $(80,488)
                                                  =========  ========  ========
Basic and diluted loss per share................  $   (7.66) $  (1.60) $  (1.34)
                                                  =========  ========  ========
Weighted average number of common shares
 outstanding used in computing basic and diluted
 net loss per share.............................     17,337    40,746    59,958
                                                  =========  ========  ========

   The accompanying notes are an integral part of the consolidated financial statements.

                       PRODIGY COMMUNICATIONS CORPORATION

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                    (in thousands except per share amounts)

                               Contingent  Common Stock   Additional
                               Convertible --------------  Paid-in   Accumulated
                                  Notes    Shares  Amount  Capital     Deficit
                               ----------- ------  ------ ---------- -----------
Balance at December 31,
 1996........................    $30,500   12,310   $123   $ 52,883   $ (94,929)
Issuance of common stock for
 cash........................              14,913    149     71,890
Issuance of common stock on
 conversion of advances from
 stockholders................               8,547     86    102,565
Acquisition and retirement of
 treasury shares.............              (1,966)   (20)    (8,602)
Comprehensive loss:
 Net loss....................                                          (132,775)
 Other comprehensive losses:
 Translation adjustment......
 Comprehensive loss..........
                                 -------   ------   ----   --------   ---------
Balance at December 31,
 1997........................     30,500   33,804    338    218,736    (227,704)
                                 -------   ------   ----   --------   ---------
Issuance of common stock for
 cash........................              11,254    112     74,926
Issuance of common stock on
 conversion of advances from
 stockholders
Options granted below fair
 market value................                                   730
Acquisition and retirement of
 treasury shares.............                 (24)              (96)
Comprehensive loss:
 Net loss....................                                           (65,083)
 Comprehensive loss..........
                                 -------   ------   ----   --------   ---------
Balance at December 31,
 1998........................     30,500   45,034    450    294,296    (292,787)
                                 -------   ------   ----   --------   ---------
Issuance of common stock for
 cash........................              12,373    124    164,409
Issuance of common stock in
 connection with the
 acquisition of
 BizOnThe.Net................               2,841     28     48,411
Convertible securities
 redemption..................    (30,500)   4,255     43     30,457
Options granted below fair
 market value................                                 1,481
Comprehensive loss:
 Net loss....................                                           (80,488)
 Comprehensive loss..........
                                 -------   ------   ----   --------   ---------
Balance at December 31,
 1999........................    $   --    64,503   $645   $539,054   $(373,275)
                                 =======   ======   ====   ========   =========

                       PRODIGY COMMUNICATIONS CORPORATION

                    (in thousands except per share amounts)

                               Accumulated     Note
                                  Other     Receivable
                              Comprehensive    From                Comprehensive
                              (Loss) Profit Stockholder   Total        Loss
                              ------------- ----------- ---------  -------------
Balance at December 31,
 1996.......................      $ (30)                $ (11,453)
Issuance of common stock for
 cash.......................                  $(4,000)     68,039
Issuance of common stock on
 conversion of advances from
 stockholders...............                              102,651
Acquisition and retirement
 of treasury shares.........                               (8,622)
Comprehensive loss:
 Net loss...................                             (132,775)   $(132,775)
 Other comprehensive losses:
 Translation adjustment.....       (159)                     (159)        (159)
                                                                     ---------
 Comprehensive loss.........                                         $(132,934)
                                  -----       -------   ---------    =========
Balance at December 31,
 1997.......................       (189)       (4,000)     17,681
                                  -----       -------   ---------
Issuance of common stock for
 cash.......................                               75,038
Issuance of common stock on
 conversion of advances from
 stockholders...............                    1,333       1,333
Options granted at below
 fair market value..........                                  730
Acquisition and retirement
 of treasury shares.........                                  (96)
Comprehensive loss:
 Net loss...................                              (65,083)   $ (65,083)
 Other comprehensive losses:
 Translation adjustment.....        189                       189          189
                                                                     ---------
 Comprehensive loss.........                                         $ (64,894)
                                  -----       -------   ---------    =========
Balance at December 31,
 1998.......................      $ --         (2,667)     29,792
                                  -----       -------   ---------
Issuance of common stock for
 cash.......................                    1,334     165,867
Issuance of common stock on
 acquisition of
 BizOnThe.Net...............                               48,439
Convertible securities
 redemption
Options granted below fair
 market value...............                                1,481
Comprehensive loss:
 Net loss...................                              (80,488)   $ (80,488)
                                                                     ---------
 Comprehensive loss.........                                         $ (80,488)
                                  -----       -------   ---------    =========
Balance at December 31,
 1999.......................      $ --        $(1,333)  $ 165,091
                                  =====       =======   =========

   The accompanying notes are an integral part of the consolidated financial statements.

                       PRODIGY COMMUNICATIONS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               (in thousands except share and per share amounts)

                                                   Years Ended December 31,
                                                 ------------------------------
                                                   1997       1998      1999
                                                 ---------  --------  ---------
Cash flows from operating activities:
Net loss.......................................  $(132,775) $(65,083) $ (80,488)
Adjustments to reconcile net loss to net cash
 used in operating activities:
 Loss on equity investment in joint venture....     12,101       --         --
 Recovery of equity investments................       (250)      --         --
 Write-down of assets held for sale............      2,400       --         --
 Gain on sale of assets........................        --     (5,176)    (3,319)
 Gain on settlement of note payable............        --        --      (1,714)
 Gain on settlement of note receivable.........        --        --        (500)
 Option grants at below fair value.............        --        730      1,481
 Loss on sale of cellular assets...............        848       --         --
 Depreciation and amortization of property and
  equipment....................................     11,997     7,896      8,429
 Amortization of goodwill......................      1,551     1,551      5,505
 Amortization of tradename.....................      3,455     3,667      3,849
 Amortization of other intangibles.............        --        --         152
 Amortization of deferred network asset........      1,335     2,228      2,376
 Amortization of subscriber acquisition costs..        --        --      20,448
 Amortization of deferred software development
  costs........................................      1,159       --         --
 Write-down of deferred software development
  costs to net realizable value................      1,946       --         --
 Provision for doubtful accounts...............       (342)      (49)    (3,200)
 Change in operating assets and liabilities,
  net of effects of acquisitions and disposals:
 Trade accounts receivable.....................      1,935       823     (4,711)
 Due from affiliate............................        --        --      (1,801)
 Prepaid expenses..............................      1,340      (312)    (1,078)
 Other assets..................................     (1,690)    1,320     (1,083)
 Assets held for sale..........................     (5,325)    1,650        --
 Accounts payable and other accrued expenses...    (11,650)  (20,359)    12,997
 Accrued compensation..........................     (1,089)      652         95
 Accrued restructuring and other special
  costs........................................     (2,178)   (3,170)      (856)
 Unearned revenue..............................      1,193     5,648      3,271
                                                 ---------  --------  ---------
  Net cash used in operating activities........   (114,039)  (67,984)   (40,147)
                                                 ---------  --------  ---------
Cash flows from investing activities:
 Acquisition of property and equipment.........     (8,556)   (2,567)    (9,907)
 Acquisition of subscribers....................        --        --    (196,142)
 Acquisition of Web hosting business...........        --        --      (9,829)
 Proceeds from sale of assets/equity
  investments..................................        --      5,176      3,319
 Investment in joint venture...................     (7,006)      --         --
 Increase in other assets......................        308       --         --
                                                 ---------  --------  ---------
  Net cash used in investing activities........    (15,254)    2,609   (212,559)
                                                 ---------  --------  ---------
Cash flows from financing activities:
 Proceeds from issuance of common stock........     68,039    74,942    164,533
 Repayment of notes payable to related
  parties......................................    (46,000)  (32,100)   (19,846)
 Proceeds from notes payable to related
  parties......................................        --     22,100    130,000
 Repayment of borrowings.......................        --    (30,000)      (750)
 Proceeds from borrowings......................    102,651    30,000        --
 Payment of note receivable from stockholder...        --      1,333      1,334
 (Increase)/decrease in restricted cash........     (4,148)   (1,272)       728
 Other.........................................       (161)      189        --
                                                 ---------  --------  ---------
  Net cash provided by financing activities....    120,381    65,192    275,999
                                                 ---------  --------  ---------
Net increase (decrease) in cash and cash
 equivalents...................................     (8,912)     (183)    23,293
                                                 ---------  --------  ---------
Cash and cash equivalents, beginning of
 period........................................     21,275    12,363     12,180
                                                 ---------  --------  ---------
Cash and cash equivalents, end of period.......  $  12,363  $ 12,180  $  35,473
                                                 =========  ========  =========

                       PRODIGY COMMUNICATIONS CORPORATION

               (in thousands except share and per share amounts)


                                                      Years Ended December 31,
                                                      ------------------------
                                                        1997    1998    1999
                                                      -------- ------ --------
Supplementary Cash Flow Information:
 Cash paid for interest.............................. $  1,177 $1,164 $  1,823
Noncash investing and financing activities:
 Conversion of advances from stockholder to common
  stock..............................................  102,651    --       --
 Contingent convertible notes and contingent warrants
  issued in exchange for contingent convertible
  note...............................................   30,500    --       --
 Conversion of contingent convertible notes into
  common stock.......................................             --   (30,500)
 Sale of network assets in exchange for service
  agreement..........................................    9,502    --       --
 Issuance of common stock in connection with
  acquisition of Web hosting business................      --     --   (48,439)
 Contingent convertible note received as settlement
  for sale of International Wireless cellular
  communications business............................      --     --      (875)
 Capital lease obligations...........................      --     --     1,395
 Option grants at below fair value...................      --     730    1,481




   The accompanying notes are an integral part of the consolidated financial statements.

                       PRODIGY COMMUNICATIONS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (in thousands except share and per share amounts)

1. Organization and Basis of Presentation

  Prodigy Communications Corporation (the "Company") is a leading nationwide Internet Service Provider ("ISP"). The Company is controlled by Carso Global Telecom, S.A. de C.V. ("Carso Global Telecom") through a 64.1% direct and indirect majority voting equity interest in the Company's common stock. The Company was formed in June 1996, under the name Prodigy, Inc., to acquire Prodigy Services Company ("PSC") and to hold International Wireless Incorporated ("IW") and other communications interests. IW was incorporated on May 23, 1994, to develop and operate cellular telephone systems in Africa. IW's other communications interests consisted of Africa Online, Inc., a wholly-owned subsidiary engaged in Internet access and online services in Africa, and an equity investment in a start-up joint venture in China.

  Since the acquisition of PSC, the Company has been in the midst of a major transformation, both domestically and internationally. In the United States, the Company launched its open standards based Internet access service ("Prodigy Internet") in October 1996. The Company's cellular telephone assets and operations were sold in January 1997. In 1997, the Company determined that its primary focus would be as an ISP and decided to discontinue the production of its own content for Prodigy Internet. In 1998, the Company sold its African operations and negotiated a settlement of its liabilities in connection with the closing of its Asian operations (see Note 5-Dispositions).

  Since formation, Prodigy has relied on private sales of equity securities (totaling $294,100 through December 31, 1999), borrowings and the initial public offering in February 1999 (with net proceeds of $157,200) to fund its operations. Prodigy has incurred significant losses since inception and, at December 31, 1999, had an accumulated deficit of $373,275 and a working capital deficit of $128,096 comprised of current liabilities of $179,914 offset by current assets of $51,818. For the years ended December 31, 1997, 1998 and 1999, Prodigy incurred negative cash flow from operations of $114,039, $67,984 and $40,147, respectively. To the extent the Company is unable to fund its current obligations as they become due from its operating cash flows, Carso Global Telecom, through its subsidiary Telmex, has committed to provide additional financing, either through capital and/or debt financing, of up to $200,000 through February, 2001. Specific terms of this financing will be determined at the time such financing, if any, is provided. Management believes that this additional funding will be sufficient to enable the Company to meet its planned expenditures through at least December 31, 2000.

2. Acquisitions

 Acquisition of BizOnThe.Net

  On October 5, 1999, Prodigy acquired the BizOnThe.Net Web hosting business of U.S. Republic Communications, Inc. an indirect majority owned subsidiary of VarTec including the subscribers of the BizOnThe.Net Web hosting business. At the closing, Prodigy repaid a $9,000 loan from VarTec to U.S. Republic and issued 2,840,993 shares of Prodigy common stock to U.S. Republic including 727,272 shares held in an escrow account to secure the indemnification obligations of U.S. Republic and its shareholders. Some or all of the escrowed shares will be released to U.S. Republic at various times over the two year period following the closing. In addition to the shares and amounts paid at closing, in 2001 Prodigy may be required to issue up to 727,272 additional shares, contingent on the attainment by the acquired business of set earn-out targets.

  The acquisition of BizOnThe.Net has been accounted for under the purchase method of accounting and accordingly the cost to acquire BizOnThe.Net was allocated to the assets acquired and liabilities assumed based on their respective fair values with the excess allocated to goodwill. The total purchase price is subject to change based on the calculation of the amount by which the net book value of the acquired assets and assumed liabilities as of October 5, 1999 exceeded or was less than the net book value as of July 31, 1999, which is expected to be finalized in the second quarter of 2000, and earn-out adjustments to be finalized over the next two years. Changes in the purchase price based on these adjustments will be recorded as corresponding increases or decreases in goodwill at the time the related items are resolved and are not expected to exceed

                       PRODIGY COMMUNICATIONS CORPORATION

               (in thousands except share and per share amounts)

$10,000. Based on the value of the 2,840,993 shares of common stock currently issued in connection with the BizOnThe.Net acquisition and the $9,000 cash used to repay the loan, the total purchase price is approximately $58,000. The excess of the purchase price over the fair value of tangible and intangible assets acquired and liabilities assumed of $49,598 has been allocated to goodwill and will be amortized on a straight-line basis over 3 years.

 Pro Forma (Unaudited)

  The unaudited condensed pro forma results of operations presented below assume that the Combination occurred at the beginning of each period presented. The pro forma information is not necessarily indicative of the combined results of operations of Prodigy and BizOnThe.Net that would have resulted if the transaction had occurred on the dates indicated and they are not necessarily indicative of the future operating results of the combined company.

                                                          Twelve Months Ended
                                                             December 31,
                                                          --------------------
                                                            1999       1998
                                                          ---------  ---------
   Revenues.............................................. $ 208,107  $ 143,246
   Net loss.............................................. $ (95,236) $ (91,385)
   Pro forma net loss per common share................... $   (1.53) $   (2.10)

3. Significant Accounting Policies

 Principles of Consolidation

  The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

 Estimates and Assumptions

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

 Foreign Currency Translation

  The functional currencies of the Company's foreign subsidiaries, which were disposed of in 1998, were the local currencies. Accordingly, assets and liabilities of foreign subsidiaries were translated to U.S. dollars at period-end exchange rates and revenues and expenses were translated using the average rates during the period. The effects of foreign currency translation adjustments have been accumulated and are included as a separate component of stockholders' equity. Foreign currency transaction gains and losses, arising from exchange rate fluctuations on transactions denominated in currencies other than the functional currencies, were immaterial for all periods presented.

 Revenue Recognition

  Internet and on-line service revenues encompass subscription and usage fees and are earned over the period services are provided. Other revenues, consisting principally of subscriber management fees, Web hosting fees and marketing services, are recognized as fees are earned or services are provided. Unearned revenue consists primarily of subscription fees billed in advance.

                       PRODIGY COMMUNICATIONS CORPORATION

               (in thousands except share and per share amounts)


 Subscriber Acquisition Costs

  Costs of acquisition programs which result in subscriber enrollments without further effort required by the Company are capitalized and amortized over the estimated life of the acquired subscriber (See Note 8-Subscriber Acquisition Costs). General marketing costs, as well as all other costs related to the acquisition of subscribers, are expensed as incurred.

 Advertising Costs

  Advertising costs are included in marketing expenses and are expensed as incurred.

 Research and Development

  Research and development costs are expensed as incurred.

 Cash and Cash Equivalents

  The Company considers all highly liquid investments with original maturities at date of purchase of three months or less to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value because of the short maturity of these instruments.

 Restricted Cash

  Restricted cash represents collateral for outstanding letters of credit, the escrow portion of proceeds related to the Company's sale of a subsidiary and collateral for a surety bond filed with a state government.

 Property and Equipment

  Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are relieved and any resulting gain or loss is recognized.

 Internal Use Software

  The Company capitalizes the cost of acquiring internal use software once the application development stage has begun and ceases to capitalize costs once the software is put into use. Training, maintenance and data conversion costs are expensed as incurred.

 Equipment Under Capital Leases

  The Company leases certain computer equipment under capital lease agreements. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are being depreciated over their related lease terms. Depreciation of assets under capital leases is included in depreciation expense.

 Intangible Assets

  Intangible assets consist principally of tradenames and goodwill. Amortization of these assets is computed on a straight-line basis over estimated useful lives. Tradenames are amortized over a period of 3 to 10 years and goodwill, which represents the excess of the purchase price over the estimated fair values of net assets acquired, is amortized over a period of 3 to 10 years.

                       PRODIGY COMMUNICATIONS CORPORATION

               (in thousands except share and per share amounts)


 Long-Lived Assets

  The Company periodically reviews the recoverability of the carrying value of these assets using the methodology prescribed in SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of. The Company reviews long-lived assets and the related intangible assets for impairment whenever events or changes in circumstances indicate the carrying amounts of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate, to the carrying amount, including associated intangible assets, of such operation. If the operation is determined to be unable to recover the carrying amount of its assets, then intangible assets are written down first, followed by the other long-lived assets of the operation, to fair value. Fair value is determined based on discounted cash flows or appraised values, depending upon the nature of the assets.

 Income Taxes

  Deferred tax liabilities and assets are recognized based on temporary differences between the financial statement and tax bases of assets and liabilities using current statutory rates. A valuation allowance is applied against net deferred tax assets if, based on the weighted available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

 Accounting for Stock-Based Compensation

  The Company adopted Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation," in 1996. As permitted by SFAS No. 123, the Company has elected to continue to apply the intrinsic value methodology provisions of Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," for the grants or awards of equity instruments to employees. In accordance with APB 25 no expense was recorded during 1997. During 1998 and 1999 approximately $730 and $1,481 of compensation expense was recorded. As required by SFAS No. 123, the Company has disclosed the pro forma effect on net loss of using a fair value approach to measure compensation for grants or awards of equity instruments (see Note 12-Stock Option and Purchase Plan).

 Net Loss Per Share

  The Company computes basic and diluted earnings per share in accordance with Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share." SFAS 128 requires the Company to report both basic earnings per share, which is based on the weighted average number of common shares outstanding, and diluted earnings per share, which is based on the weighted average number of common shares outstanding and all dilutive potential common shares outstanding. As the Company incurred losses for all periods presented, there is no difference between basic and diluted earnings per share.

 Concentrations of Credit Risk

  Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade receivables. Concentration of credit risk with respect to cash is limited as the Company invests its cash in deposits with several financial institutions. Concentration of credit risk with respect to trade receivables is limited as the outstanding total represents a large number of customers with individually small balances. The Company does not require collateral or other security against trade receivable balances; however, it does maintain reserves for potential credit losses and such losses have been within management's expectations.

                       PRODIGY COMMUNICATIONS CORPORATION

               (in thousands except share and per share amounts)


 Reclassifications

  Certain amounts from prior periods have been reclassified to conform with the current year presentation.

 Recent Accounting Pronouncements

  In November 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 100, "Restructuring and Impairment Charges." In December 1999, the SEC issued SAB No. 101, "Revenue Recognition in Financial Statements." SAB No. 100 express the views of the SEC staff regarding the accounting for and disclosure of certain expenses not commonly reported in connection with exit activities and business combinations. This includes the accrual of exit and employee termination costs and the recognition of impairment charges. SAB No. 101 expresses the views of SEC staff in applying generally accepted accounting principles to certain revenue recognition issues. Prodigy has concluded that these SABs do not have a material impact on its financial position or its results of operations.

4. Restructuring and Other Special Costs

  During 1997, in an effort to decrease cash outflows and more efficiently manage its business, the Company decided to restructure its operations and outsource its network and content production functions. The Company's provisions, expenditures and remaining balances to be paid are detailed below:

                                               Accrued               Accrued               Accrued
                                               Costs at              Costs at              Costs at
                              1997    1997   December 31,   1998   December 31,   1999   December 31,
                              Cost  Payments     1997     Payments     1998     Payments     1999
                             ------ -------- ------------ -------- ------------ -------- ------------
   (A)  Network termination
        costs..............  $4,740             $4,740     $  849     $3,891      $ 42      $3,849
   (B)  Employee
        severance..........   2,900  $1,979        921        921
   (C)  Discontinuance of
        content
        production.........     585                585        585
   (D)  Medford, MA
        Facility Closing...   1,629              1,629        815        814       814
                             ------  ------     ------     ------     ------      ----      ------
                             $9,854  $1,979     $7,875     $3,170     $4,705      $856      $3,849
                             ======  ======     ======     ======     ======      ====      ======

--------
(A) In connection with the sale of its network (see Note 5--Dispositions, Sale of Network), the Company incurred liabilities related primarily to early termination payments and other contractual obligations for certain non-cancelable network related agreements. Management expects to use this reserve in full by the year ending December 31, 2001.
(B) The Company implemented a restructuring plan to reduce costs through job elimination and as a result recorded a charge of $2,900. Approximately 80 employees throughout the Company were terminated. The entire reserve was used in 1997 and 1998 to make severance payments to employees identified as part of the original plan.
(C) The Company decided to discontinue the production of its own content and as a result recorded a charge of $585 to account for the employee termination costs and the costs to settle content related contractual obligations. Approximately 25 employees were terminated. The entire reserve was used in 1997 and 1998 to make severance payments to employees identified as part of the original plan.
(D) The Company's Medford, Massachusetts location has been closed and a charge of $1,629 was recorded to account for the costs of employee terminations and lease cancellation. The entire reserve has been utilized by December 31, 1999. The terminated employees were involved with the Company's international operations and/or former headquarters management. Approximately 20 employees were terminated.

                       PRODIGY COMMUNICATIONS CORPORATION

               (in thousands except share and per share amounts)


5. Dispositions

 Sale of International Wireless

  Effective January 1997, the Company sold all issued outstanding capital stock of IW to a company (the "Buyer") formed by a former executive and shareholder of the Company (the "Executive"). The selling price consisted of (i) the surrender of 1,392,857 shares of common stock of the Company, (ii) a Promissory Note (the "Note") in the amount of $21,500 due in full on July 27, 1997, including $1,500 in reimbursement of capital expenditures made by the Company for the benefit of IW, secured by a pledge of 67% of the shares of IW purchased from the Company, and bearing interest at 9% until April 27, 1997 and 12% thereafter, and (iii) the termination of the Executive's fully vested options to purchase 125,000 shares of common stock for $1.00 per share and 125,000 shares of common stock for $8.00 per share.

  In October 1997, the Company and the Buyer modified the Note including the following: (i) the due date was extended to January 31, 1999, (ii) the Note was changed to make it unsecured, (iii) the interest rate was reduced to 8%, (iv) the Note was subject to mandatory repayment out of the net proceeds from an acquisition of IW. The Buyer also surrendered an additional 573,580 shares of common stock of the Company in exchange for a reduction in IW's unpaid obligations at October 31, 1997 to $16,148. As a result of the restructuring of the Note and revaluation of the Company's stock from $12.00 to $4.00 per share, a loss on the sale of IW of $848,000 was recorded in 1997.

  In October 1999 the note was restructured for a cash settlement of $500,000 and an 8% convertible note for $875,000 due in October 2006. The Note is convertible into 1 million shares of common stock of Wireless Communications Technology, which purchased the cellular division of IW. At December 31, 1997, 1998 and 1999 the respective notes receivable were valued at zero.

 Sale of Network

  Prodigy owned and operated its own network in the United States until July 1, 1997. Effective July 1, 1997, the Company sold to Splitrock Services, Inc. ("Splitrock"), an affiliate of Carso Global Telecom, certain of its network assets. Splitrock agreed to: (i) assume equipment leases, maintenance and license liabilities related to network assets, and (ii) enter into a Full Service Agreement whereby Splitrock will provide certain network services to the Company, including commitments to meet certain capacity and performance requirements.

  As a result of the sale of the network effective July 1, 1997, the Company sold property and equipment with a net book value of approximately $9,500 and did not record any gain or loss upon the sale of these assets. The net book value of the equipment was removed from property and equipment on the balance sheet and classified as a "Deferred Network Asset" and is being amortized over the four year term of the Splitrock contract on a straight-line basis.

 Exit of International Operations

  In December 1997, management decided to exit its international operations in order to focus on its domestic internet service business. The Company recorded a charge of $2,400 in 1997 to reduce the carrying value of Africa Online, Inc. long lived assets, including goodwill, to their estimated net realizable value.

  In March 1998, the Company terminated its Chinese joint ventures and operations. On October 1, 1998, Africa Online, Inc. was sold for gross cash proceeds of $2,815, of which $750 was placed in escrow to collateralize certain indemnification obligations of the Company for a six month period. The sale resulted in a gain to the Company of approximately $2,900.

                       PRODIGY COMMUNICATIONS CORPORATION

               (in thousands except share and per share amounts)


 Sale of Equity Investment

  During 1997 the Company sold a subsidiary which eventually became part of TCI Music. As a result of the sale, the Company acquired shares of TCI Music. During April of 1999, TCI Music announced its merger with Liberty Media. As a result, the value of the Company's investment increased and was sold for $3,325, generating a gain of $3,319 which was recognized in 1999.

6. Property and Equipment

  Property and equipment consisted of the following at December 31:

                                                    Useful Life  1998    1999
                                                    ----------- ------- -------
Computer equipment.................................  3-5 years  $24,711 $33,109
Capitalized software...............................  3-5 years    2,126   5,862
Leasehold improvements.............................  5-7 years    4,778   4,836
Furniture and equipment............................  5-8 years    1,590   1,696
Property under capital lease.......................  39 months            1,538
                                                                ------- -------
                                                                 33,205  47,041
Less accumulated depreciation and amortization.....              20,207  28,840
                                                                ------- -------
                                                                $12,998 $18,201
                                                                ======= =======

  Depreciation and amortization of fixed assets was approximately $11,997, $7,896 and $8,429 for the years ended December 31, 1997, 1998 and 1999, respectively.

7. Intangible Assets

  The cost and accumulated amortization of intangible assets was as follows at December 31:

                                                                 1998    1999
                                                                ------- -------
   Tradename:
     Cost...................................................... $35,668 $39,217
     Less: accumulated amortization............................   9,089  12,887
                                                                ------- -------
                                                                $26,579 $26,330
                                                                ======= =======
   Goodwill:
     Cost...................................................... $15,529 $65,127
     Less: accumulated amortization............................   3,942   9,447
                                                                ------- -------
                                                                $11,587 $55,680
                                                                ======= =======
   Deferred network costs:
     Cost...................................................... $ 9,502 $ 9,502
     Less: accumulated amortization............................   3,563   5,939
                                                                ------- -------
                                                                $ 5,939 $ 3,563
                                                                ======= =======
   Other Intangibles:
     Cost...................................................... $   --  $ 1,900
     Less: accumulated amortization............................     --      152
                                                                ------- -------
                                                                $   --  $ 1,748
                                                                ======= =======

                       PRODIGY COMMUNICATIONS CORPORATION

               (in thousands except share and per share amounts)


8. Subscriber Acquisition Costs

  In May 1999, the Company entered into an agreement with Cable & Wireless USA, Inc. to purchase the dial-up access Internet subscriber base of that entity. At the closing on July 20, 1999, the Company paid Cable & Wireless USA, Inc. $40,900 in cash and anticipates finalizing the purchase price in the first quarter of 2000. The purchase price is expected to decrease by approximately $10 million from the original payment due to fewer subscribers transitioning to the Prodigy service than originally projected. The Company has capitalized the costs of the subscribers purchased under this agreement and is amortizing these costs over 36 months representing the estimated weighted average term of the subscribers acquired.

  During 1999, the Company entered into agreements with major retailers of personal computers (the "Retailers") to make specified payments to the Retailers in exchange for the Retailers enrolling customers onto Prodigy Internet and obtaining a signed contractual commitment from these customers to term subscriptions to Prodigy Internet of one, two or three years at the Company's standard monthly rates. The Company has capitalized these payments and is amortizing them over the term of the individual subscriber contract. The company reviews subscriber terminations on a quarterly basis and any unamortized acquisition costs related to such terminations are written off.

  Capitalized subscriber acquisition costs at December 31, 1999 are as follows:

                                                                         1999
                                                                       --------
   Cable & Wireless
     Cost............................................................. $ 41,612
     Less: accumulated amortization...................................   (4,818)
                                                                       --------
                                                                       $ 36,794
                                                                       ========
   Subscriber Contract Acquisition
     Cost............................................................. $161,674
     Less: accumulated amortization...................................  (15,630)
                                                                       --------
                                                                       $146,044
                                                                       ========

  The amortization expense for subscriber acquisition costs for the year ended December 31, 1999 is $20,448.

9. Notes Payable

  Notes payable consisted of the following at December 31:

                                                                 1998    1999
                                                                ------ --------
   Notes payable to related party.............................. $    0 $110,154
                                                                ------ --------
   Loan payable to corporate lender............................ $2,000 $      0
                                                                ------ --------

  In March 1996, the Company borrowed $2,000 from a network company (the "Corporate Lender") pursuant to an 8.25% convertible note. Principal and interest were due on March 31, 1997. The note had not been formally extended. The Corporate Lender had the right within 30 days after the completion of a private placement and prior to March 31, 1997 to convert the principal and interest into common stock at the price per share at which the Company's common stock is issued in the private placement. In January 1999, the Company paid the Corporate Lender $750 in full settlement of its 8.25% convertible note in the principal amount of $2,000 and all accrued interest. As a result the Company recognized a gain of $1,714 in 1999.

                       PRODIGY COMMUNICATIONS CORPORATION

               (in thousands except share and per share amounts)


  In August 1998, the Company obtained a $35,600 line of credit from Carso Global Telecom. This credit facility expired on December 31, 1999 and bore interest at the LIBOR rate plus between one and five percentage points. There were no outstanding amounts on this facility as of December 31, 1998 or 1999.

  In August 1999, the Company obtained a $130,000 line of credit from Banco Inbursa to fund its various subscriber acquisition programs during the third and fourth quarter of 1999. The interest rate on this facility fluctuates based on market conditions at the time of each drawdown. These borrowings reached a maximum of $130,000 during 1999 at interest rates between 9% and 12%. At December 31, 1999 the line had been paid down to $110,154. In January 2000, Prodigy repaid $13,800 of these notes. The remaining $96,400 is due April 7, 2000.

10. Contingent Convertible Notes and Warrants

  The Contingent Convertible Notes ("Contingent Notes") valued at $30,500, were issued to International Business Machines Corporation ("IBM") and Sears Roebuck and Co. ("Sears") in 1996 in connection with the acquisition of PSC and had an interest rate of 8% annually commencing on December 17, 1997.

  In November 1997, IBM and Sears (i) agreed that the consideration receivable upon conversion of the Contingent Notes would be based on the valuation of the Company in excess of $250,000 (with the aggregate consideration payable to IBM and Sears still limited to $200,000 plus interest from June 17, 1996) and (ii) were granted Contingent Stock Purchase Warrants (the "Contingent Warrants") to purchase shares of Common Stock of the Company at 130% of the fair market value thereof at the time of conversion of the Contingent Notes. The aggregate number of shares of Common Stock issuable to IBM and Sears upon conversion of the Contingent Notes and exercise of the Contingent Warrants could not exceed 15% of the number of shares outstanding upon completion of the IPO. As a condition to these arrangements, Carso Global Telecom prepaid (on behalf of and as an advance to the Company) the balance due on the Company's former White Plains lease ($5,831) and established a $4,000 letter of credit, declining quarterly over three years, to collateralize certain payment obligations of the Company under PSC contracts for which IBM and Sears remain liable.

  Upon the completion of the Company's initial public offering both IBM and Sears acquired an interest in the Company's outstanding common stock in accordance with the terms of the Contingent Convertible Notes. IBM and Sears each received approximately 2,127,500 shares for a combined total of approximately 4,255,000. Additionally, IBM and Sears each received warrants which allow them to purchase 2,409,145 additional shares each at $19.50 per share. Those warrants are exercisable for three years from the conversion date.

11. Income Taxes

  The Company had no income tax expense for the years ended December 31, 1997, 1998 and 1999 as a result of net losses. As of December 31, 1998 and 1999, the Company's deferred tax assets were as follows:

                                                              1998      1999
                                                            --------  ---------
   Domestic net operating loss carryforwards............... $ 84,991  $ 114,840
   Intangible assets.......................................    6,382      6,133
   Restructuring and other nonrecurring reserves...........    3,838      1,844
   Other...................................................      979      5,026
   Valuation allowance.....................................  (96,190)  (127,843)
                                                            --------  ---------
   Net deferred tax asset.................................. $    --   $     --
                                                            ========  =========

                       PRODIGY COMMUNICATIONS CORPORATION

               (in thousands except share and per share amounts)


  At December 31, 1999, the Company had net operating loss carryforwards for federal income tax purposes of approximately $280,098 which may be used to offset future taxable income, beginning to expire in 2010. The utilization of the federal income tax loss carryforwards is subject to limitation as a result of a change of ownership.

  Management of the Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets, which are comprised principally of net operating loss carryforwards. Under the applicable accounting standards, management has considered the Company's history of losses and concluded that it is more likely than not that the Company will not realize these deferred tax assets.

12. Stockholders' Equity

 Authorized Shares of Common Stock

  In 1997, the Board of Directors and the stockholders approved an increase in the authorized shares of common stock to 280,000,000 shares.

 Reverse Stock Split

  On January 25, 1999, the Board of Directors effected a one-for-four reverse common stock split. The share information in the accompanying consolidated financial statements has been retroactively restated to reflect the effect of the reverse stock split.

 Reduction in Authorized Shares

  On January 25, 1999, the Company effected a reduction in the number of authorized shares from 280,000,000 to 150,000,000.

 Private Placements

  In October 1996, the Company offered up to 2,000,000 shares of its common stock in a private placement, resulting in net proceeds to the Company from investors of approximately $1,843. In February 1997, the Company increased the size of the offering from 2,000,000 shares to 4,000,000 shares of common stock and reduced the offering price to $12.00 per share from $28.00 per share. As a result of the reduction in the offering price, the Company offered to each investor the choice of either (i) receiving additional shares to reduce their average purchase price to $12.00 or (ii) rescinding their subscriptions and receiving refunds without interest upon the closing. The Company received aggregate gross proceeds of $88,843 and issued 7,403,603 shares of common stock.

  In November 1997, the Company made a Rights Offering whereby each eligible stockholder was entitled to purchase at a price of $4.00 per share, one share of the Company's common stock for each share held. The Company issued 12,640,478 additional shares and received $46,554 in cash and a $4,000 note receivable from Carso Global Telecom for the issuance of the IBM/Sears letter of credit (see Note 10--Contingent Convertible Notes and Warrants). On a quarterly basis, Carso Global Telecom will contribute $333 less any draws on the letter of credit until the $4,000 has been paid to the Company.

  In August 1998, the Company sold 6,125,000 shares of common stock at a price of $8.00 per share to Telefonos de Mexico, S.A. de C.V. ("Telmex"), an affiliate of Carso Global Telecom, resulting in proceeds of $49,000 to the Company. At the same time Carso Global Telecom purchased an additional 1,375,000 shares of

                       PRODIGY COMMUNICATIONS CORPORATION

               (in thousands except share and per share amounts)

common stock at a price of $8.00 per share, resulting in proceeds of $11,000 to the Company. These proceeds were used to repay a $30,000 note payable to Bank of America and a remaining $2,100 in notes payable to Banco Inbursa, with the balance used for general corporate purposes.

 Initial Public Offering

  On February 11, 1999, the Company completed an initial public offering ("IPO") under the Securities Act of 1933. This resulted in the sale of 11.2 million shares of common stock for gross proceeds of approximately $168,000 and net proceeds of approximately $157,200.

 IBM and Sears Conversion of Contingent Notes

  Upon the completion of the Company's IPO both IBM and Sears acquired 7.5% of the Company's outstanding common stock in accordance with the Contingent Notes Conversion feature (see Note 10 --Contingent and Convertible Notes and Warrants). IBM and Sears each received approximately 2,127,500 shares for a combined total of approximately 4,255,000 or 15% of the Company.

  Additionally, IBM and Sears each received warrants which allow them to purchase up to 15% of the Company at 130% of the fair market value at the date of conversion of the Contingent Notes. Those warrants are exercisable for three years from the conversion date. IBM and Sears each received approximately 2,409,000 warrants or approximately 4,818,000 in total.

 Stock Warrants

  A warrant to purchase 250,000 shares issued to Carso Global Telecom in 1996 was canceled in March 1997, at which time the Company granted Carso Global Telecom and another shareholder warrants to purchase 3,250,000 shares and 500,000 shares, respectively, of common stock for $12.00 per share, exercisable prior to or on November 12, 1997. In October 1997, in consideration for arranging interim financing for the Company, the exercise price was reduced from $12.00 per share to $4.00 per share.

  At December 31, 1997, the Company had warrants outstanding with various shareholders, including Carso Global Telecom, to purchase 3,859,347 shares of the Company's common stock at an average price of $4.20 per share. During 1998, 3,750,000 warrants were exercised at $4.00 per share. At December 31, 1998, the Company had warrants outstanding with various shareholders to purchase 122,402 shares of the Company's common stock at an average price of $11.09 per share. All the outstanding warrants were exercisable as of December 31, 1998. At December 31, 1999 the Company had warrants outstanding with various shareholders to purchase 117,402 shares of the Company's common stock at an average price of $11.05 per share. During 1999, 5,000 warrants were exercised at a price of $12.00 per share.

13. Stock Option and Purchase Plans

  In 1996, the Board of Directors and the stockholders approved a Stock Option Plan (the "1996 Plan"). Under the 1996 Plan, options to purchase up to 2,375,000 shares of common stock may be granted to employees, directors, consultants and advisors of the Company. Options granted may be either "incentive stock options" or "nonqualified options." All options issued under the 1996 Plan are exercisable over periods determined by the Board of Directors, not to exceed 10 years from the date of grant. Options generally vest over periods ranging from 3-5 years. In September 1997, the Board of Directors and the stockholders approved an increase of 750,000 to the number of shares of common stock available for future grants. These options have the same terms and conditions as the shares initially authorized under the 1996 Plan.

                       PRODIGY COMMUNICATIONS CORPORATION

               (in thousands except share and per share amounts)


 1999 Outside Directors Stock Option Plan

  In January 1999, Prodigy's Board of Directors and stockholders adopted Prodigy's 1999 outside director stock option plan. The director plan permits the issuance of up to 250,000 shares of common stock on the exercise of options granted under the director plan. All options granted under the director plan are non-statutory stock options. Pursuant to the director plan, each director of Prodigy who was not then employed by Prodigy received on the closing of Prodigy's initial public offering an option to purchase 30,000 shares of common stock at an exercise price equal to the price per share at which shares were sold in the initial public offering. Thereafter, each new non-employee director will receive, on his or her initial election to the board of directors, an option to purchase 30,000 shares of common stock at an exercise price equal to the fair market value of the common stock on the date of grant. All options granted under the director plan vest in four equal annual installments, based on continued service as a director, and expire three months after termination of service as a director.

 1999 Stock Option Plan

  The Board of Directors has adopted, subject to shareholder approval, the 1999 Stock Option Plan (the "1999 Plan"). Under the 1999 Plan, options to purchase up to 5,600,000 shares of common stock, subject to adjustment in the event of stock splits, may be granted to employees, directors, consultants and advisors of the Company. Options granted may be either incentive stock options or nonqualified options. All options issued under the 1999 Plan are exercisable over periods determined by the Board of Directors, not to exceed 10 years from the date of grant. No options were granted under the 1999 Plan as of December 31, 1999.

  The Company's stock option plans are administered by the Board of Directors.

 Repricing of Stock Options

  In June 1997, the Board approved a plan to reprice employee stock options under the 1996 Plan to restore the long-term employee retention and performance incentives of the stock options outstanding. In accordance with the repricing plan, all stock options held by then current, active full-time employees, with exercise prices above $12.00 per share, were canceled and replaced by the same number of options exercisable at $12.00 per share, the fair value of the Company's common stock as determined by the Board on the date of the repricing.

  In May 1998, the Board approved a plan to reprice employee stock options under the 1996 Plan to restore the long-term employee retention and performance incentives of the stock options outstanding. In accordance with the repricing plan, all stock options held by then current, active full-time employees, with exercise prices above $4.00 per share, were canceled and replaced by the same number of options exercisable at $4.00 per share. The Company records compensation expense for these repriced options over the vesting periods based upon a fair value of $7.00 per share. The deferred compensation expense amounted to $3,123 at December 31, 1998.

  The exercise and vesting periods of the outstanding options were not altered by the repricings.

                       PRODIGY COMMUNICATIONS CORPORATION

               (in thousands except share and per share amounts)


  Stock option plan activity for the years ended December 31, 1997, 1998 and 1999 follows (in thousands):

                                                          1997    1998    1999
                                                          -----  ------  ------
   Outstanding at January 1.............................. 2,286   2,299   2,370
     Options granted.....................................   828   1,441   1,093
     Options exercised...................................            (3) (1,092)
     Options canceled/forfeited..........................  (815) (1,367)   (464)
                                                          -----  ------  ------
   Outstanding at December 31............................ 2,299   2,370   1,907
                                                          =====  ======  ======
     Exercisable at December 31..........................   867     691     413
                                                          =====  ======  ======
     Available for grant at December 31..................   825     752     373
                                                          =====  ======  ======

  Weighted average option exercise price information for the years ended December 31, 1997, 1998 and 1999 follows:

                                                            1997   1998   1999
                                                           ------ ------ ------
   Outstanding at January 1............................... $12.48 $10.72 $ 5.83
     Options granted...................................... $10.04 $ 5.84 $16.63
     Options exercised.................................... $    0 $11.46 $ 6.24
     Options canceled..................................... $ 9.32 $10.64 $ 8.06
   Outstanding at December 31............................. $10.72 $ 5.83 $11.17
                                                           ====== ====== ======
     Exercisable at December 31........................... $10.96 $ 6.87 $ 5.83
                                                           ====== ====== ======

  The following table summarizes information about stock options outstanding at December 31, 1999:

                 Options Outstanding                     Options Exercisable
 -----------------------------------------------------------------------------
                                  Weighted-
                                   Average   Weighted-
                      Number      Remaining   Average      Number     Average
    Range of       Outstanding   Contractual Exercise   Exercisable   Exercise
 Exercise Prices  (In Thousands)    Life       Price   (In Thousands)  Price
 ---------------  -------------- ----------- --------- -------------- --------
      $4.00             596       8.0 years   $ 4.00        272        $ 4.00
   $8.00-$8.60          336       8.6 years   $ 8.06         95        $ 8.07
  $9.00-$12.00          286       8.8 years   $11.21         41        $ 9.30
  $15.00-$25.63         689       9.6 years   $18.87          5        $21.72
                      -----       ---------   ------        ---        ------
 $4.00 to 25.63       1,907       8.4 years   $11.17        413        $ 5.83
                      =====       =========   ======        ===        ======

                       PRODIGY COMMUNICATIONS CORPORATION

               (in thousands except share and per share amounts)


  Had compensation cost for the Company been determined based upon the fair value at the grant date for awards under the plan consistent with the methodology prescribed under SFAS No. 123, the Company's net losses for the years ended December 31, 1997, 1998, and 1999 would have been approximately $136,921, $65,872 and $83,977, respectively, and basic and diluted net loss per share would have been approximately $7.90, $1.62 and $1.40, respectively. The weighted average fair value of the options granted during the years ended December 31, 1997, 1998, and 1999 was estimated at $1.12, $4.15, and $8.18 per share, respectively, on the date of grant using the Black-Scholes option-pricing model and the following assumptions:

                                                   1997      1998       1999
                                                 ---------  -------  ----------
   Dividend yield...............................         0        0           0
   Volatility...................................        55%      60%         60%
   Risk free rate...............................      5.99%     5.4%       5.34%
   Expected option life......................... 4.6 years  3 years  3.35 years

  In determining the fair value of the common stock at the date of grant, the Board considered a broad range of factors including the liquid nature of an investment in the Company's common stock, transactions in the Company's common stock, the Company's historical financial performance relative to that of comparable companies and its future prospects.

 1999 Employee Stock Purchase Plan

  In January 1999, Prodigy's Board of Directors and stockholders adopted the 1999 Employee Stock Purchase Plan (the "purchase plan"). The purchase plan authorizes the issuance of up to 500,000 shares of Prodigy's common stock to eligible employees of Prodigy and its subsidiaries. Under the purchase plan, eligible employees may purchase shares of the Company's common stock, subject to certain limitations, at a price equal to the lower of 85% of the fair market value of the shares on the first date of the offering period and 85% of the fair market value of the shares on the purchase date. The purchase plan permits shares to be purchased at the end of the purchase periods occurring during each offering period. Unless otherwise provided by the Board prior to commencement, an offering period will begin on each May 16 and November 16, and continue for a period of 24 months. A purchase period will begin on each May 16 and November 16, and will continue for a period of six months, ending on the following November 15 or May 15, respectively. The first offering period and the first purchase period commenced on Prodigy's initial public offering. The last day of each purchase period is the date on which shares are actually purchased. Purchases are limited to 10% of an employee's eligible compensation up to a maximum of $25 per year. During 1999 Prodigy issued 83,880 new shares to its employees at an average price of $12.75 per share under the purchase plan.

14. Commitments and Contingencies

 Commitments

  At December 31, 1999, the Company's minimum rental commitments under noncancelable operating leases with initial or remaining terms of more than one year were as follows:

   Year ended December 31,
     2000............................................................... $ 3,432
     2001...............................................................   2,710
     2002...............................................................   2,727
     2003...............................................................   2,529
     2004 and thereafter................................................   2,490
                                                                         -------
                                                                         $13,888
                                                                         =======

                       PRODIGY COMMUNICATIONS CORPORATION

               (in thousands except share and per share amounts)


  The Company's rent expense in the years ended December 31, 1997, 1998, and 1999 was approximately $9,192, $2,302 and $2,970, respectively.

  During 1999 the Company entered into capital leases for certain computer equipment. Minimum future lease payments under the capital leases as of December 31, 1999 are:

   2000................................................................. $  569
   2001.................................................................    585
   2002.................................................................    526
                                                                         ------
   Total minimum lease payments.........................................  1,680
   Less--amounts representing interest..................................   (285)
                                                                         ------
   Present value of minimum lease payments.............................. $1,395
                                                                         ======

  In December 1993, PSC entered into a noncancelable agreement with a telephone company to provide certain services at the Company's White Plains, NY and Yorktown, NY facilities. The agreement has a term ("service period") of ten years. The agreement calls for line charges totaling $510 per year. The Company has the right to terminate the agreement for certain services at any time at a cost of 80% of the line charges over the remaining services period.

  The Company is party to a contract for a subscription management system through June 2001. This contract requires minimum annual payment of processing fees of $1,116. For the years ended 1997, 1998 and 1999, the Company paid $3,628, $3,039 and $3,723, respectively.

  Under the Company's four-year agreement with Splitrock, the Company is obligated to minimum annual payments of $45,000 in 1999, $51,000 in 2000 and $54,000 in 2001 and maximum monthly charges based on the number of the Company's subscribers for the month. The agreement provides for early termination charges of $7,000 in the first year, declining thereafter on an annual basis. The agreement is automatically renewed for successive 12-month periods unless terminated by either party upon 12-months notice.

  In August 1999, the Company entered into an agreement with a vendor to provide network licensing and technical support. This agreement requires an annual payment of $730 in 2000. Upon 30-day prior written notice, the Company can terminate the agreement without penalty. The agreement can be extended for an additional 12 months.

  As of December 31, 1997, the Company was contractually obligated to pay IBM a network termination penalty of $7,500 resulting from the sale of the Company's network. The Company has negotiated with IBM to settle this liability through a defined purchasing plan, whereby the Company will be obliged to purchase services from IBM through December 31, 2000, up to $7,500 in value, with any shortfall being paid as a penalty. The Company has accrued $3,849 as of December 31, 1999, representing management's best estimate of the amount of the purchase commitment that will not be used as of December 31, 2000. This amount is included in the Company's accrued network termination cost (see Note 4-- Restructuring and Other Special Costs).

  In February 1998 the Company contracted with a vendor to provide various data communications services. The contract has a term of 36 months and requires minimum annual payments to the vendor of $7,300. If the minimum annual payment is not reached, the Company is subject to an underutilization charge equal to 50% of the difference between the minimum annual payment and the actual usage. The Company can terminate the agreement upon written notice to the vendor and the payment of a penalty equal to 50% of the minimum annual payment due for the remaining term.

                       PRODIGY COMMUNICATIONS CORPORATION

               (in thousands except share and per share amounts)


  In May 1998 the Company contracted with a vendor to provide customer service and technical support to its members. The contract is for 12 months expiring April 1999. In March 1999 the Company extended this contract for an additional 12 months through April 2000. The agreement requires minimum monthly payments to the vendor of $91.

  In October 1999, the Company entered into an agreement with a telephone company to provide certain network services for the Yorktown data center. These services are due to commence during the first quarter of 2000. This agreement has an initial term of seven years and requires minimum payments of $1,225 per year. The agreement has termination and cancellation charges which would be defined by New York's FCC Tariffs in effect at the time of cancellation.

  In February 2000, the Company entered into an agreement with another major electronics retailer to make specified payments to the retailer in exchange for the retailer enrolling customers and obtaining a signed contractual commitment from these customers to term subscriptions to Prodigy Internet at the Company's standard monthly rates. The payments, amounting to $100, $225 or $400 per subscriber (in whole dollars) for a one-year, two-year, or three-year Prodigy Internet service contract, respectively, are required at the time the contract is received and will be capitalized and amortized over the respective contractual terms.

 Contingencies

  The Company is a defendant in various lawsuits arising in the ordinary course of business. It is the opinion of management that any liability to the Company which may arise as a result of these matters will not have a material adverse effect on the Company's financial condition or results of operations.

15. Defined Contribution Plan

  On June 17, 1996, as part of the Company's acquisition of PSC, the Company took on responsibility for the administration and sponsorship of the Prodigy Services Corporation Capital Accumulation Plan (the "Plan").

  The Plan is a defined contribution plan covering all employees of the Company. Employees can participate in the Plan from their first day of employment.

  Each year, active participants may contribute up to 12 percent of their pre-tax base salaries, up to the maximum amount allowed by the Plan. The Company contributes a matching contribution equal to 100 percent of an employee's pre-tax contributions, limited to a maximum of 3 percent of a participant's compensation. The Plan also has an after-tax savings feature that permits employees to contribute from 1 percent to 10 percent of their base salaries subject to Internal Revenue Code limitations.

  The Company's contributions were $569, $469 and $698 in 1997, 1998 and 1999, respectively.

16. Valuation and Qualifying Accounts

  The following table sets forth activity in the Company's allowance for doubtful accounts:

                                     Balance At                       Balance at
                                     Beginning  Charges to              End of
                                     of Period  Operations Deductions   Period
                                     ---------- ---------- ---------- ----------
   Year ended:
     December 31, 1997..............    $930      $  342      $587      $  685
     December 31, 1998..............     685          49       367         367
     December 31, 1999..............     367       3,200       187       3,380

                       PRODIGY COMMUNICATIONS CORPORATION

               (in thousands except share and per share amounts)


17. Related Party Transactions

 Telmex Agreement

  On January 25, 1999, Prodigy and Telmex, a subsidiary of Carso Global Telecom, executed an agreement under which: (i) Prodigy will assist Telmex in the negotiation of agreements with service providers for Telmex's IDP service in Mexico pertaining to network/Internet access, Web hosting, customer service, content hosting, billing, marketing, sales and data collection services; (ii) Prodigy will advise Telmex on customer service, administrative functions and technical operations, including marketing, Internet connection and other network services, content, customer support, pricing and service composition, billing and collection, inbound telemarketing and other aspects of the ISP business; (iii) the parties will discuss the potential migration of certain IDP infrastructure functions, including email, subscriber management and authentication systems, for Telmex's IDP subscriber to the Prodigy infrastructure platform, and the advisability of offering a co-branded IDP/Prodigy service in Mexico; and (iv) the parties will pursue additional opportunities, such as providing services to one another and the joint acquisitions of subscribers. In exchange for Prodigy's services, Telmex will pay Prodigy a management fee, on a monthly basis, equal to 15% of the net subscriber revenue (defined as the invoiced sales price less discounts, excise taxes and credits for returns) on the first 200,000 IDP subscribers and 10% of the net subscriber revenue (as defined above) on additional IDP subscribers. The agreement has a term of five years and may be terminated by Telmex if Prodigy undergoes a change of control. The Company earned subscriber management fees from Telmex of $6,833 during 1999, of which $1,801 was receivable at December 31, 1999.

 SplitRock Agreement

  Carso Global Telecom owns a minority interest in Splitrock. As part of the sale of its network operations, the Company also entered into a Sublease Agreement pursuant to which Splitrock subleases a portion of the Company's leased space in Yorktown Heights, New York, effective July 1, 1997 through February 28, 2001.

  Pursuant to the Full Service Agreement with Splitrock, effective July 1, 1997, Splitrock provides to the Company network services consisting primarily of end-to-end connection services from subscriber dial-up lines to the Company's data center. Splitrock charges Prodigy at a fixed rate per subscriber, subject to a monthly maximum usage limit, after which an incremental hourly rate is charged, and certain minimum charges (see Note 14-- Commitments and Contingencies). The Company incurred network charges to Splitrock of approximately $22,700, $64,100 and $76,600 for the years ended December 31, 1997, 1998 and 1999, respectively.

  Additionally, the Company's accounts payable to Splitrock for the years ended December 31, 1998 and December 31, 1999 was approximately $2,500 and $8,800, respectively.

  Under a transition services agreement, Prodigy agreed to pay for certain of Splitrock's operating expenses and to provide temporary network-related services to Splitrock, including accounting, human resources and purchasing functions. Splitrock agreed to reimburse Prodigy for expenses incurred and the cost of providing these support services (excluding termination penalties under existing network contracts). The total of the reimbursed expenses and service costs in 1997 was $27,532. The reimbursed amounts have been offset against the corresponding expenses and costs in the statements of operations. The transition services agreement terminated on December 31, 1997, although the Company continued to provide certain incidental services and make payments on behalf of Splitrock through June 30, 1998.

  Under the Full Service Agreement, Splitrock is required to meet specified service level objectives. Splitrock's failure to meet the service level objectives results in financial penalties. If Splitrock fails to meet the

                       PRODIGY COMMUNICATIONS CORPORATION

               (in thousands except share and per share amounts)

service level objectives for an extended period of time, Prodigy may terminate the Full Service Agreement. In addition, if there is a system-wide failure, or Splitrock breaches specified financial covenants, Prodigy has the right to terminate the Full Service Agreement or assume responsibility for operating the network at Splitrock's expense.

18. Subsequent Events

 Pending Acquisition of FlashNet Communications

  On November 5, 1999, the Company announced a definitive agreement to acquire FlashNet Communications, Inc. in a stock-for-stock merger. Under the terms of the merger agreement, Prodigy will issue 0.35 shares of Prodigy common stock for each share of FlashNet common stock outstanding on the closing date of the transaction. Based on the number of shares of FlashNet currently outstanding, Prodigy will issue approximately 5,000,000 shares to complete the acquisition. The acquisition is expected to be completed in the second quarter of 2000, subject to FlashNet shareholder approval. The acquisition will be accounted for under the purchase method of accounting.

 Pending Transaction with SBC Communications

  During November 1999, Prodigy announced a proposed transaction with SBC Communications Inc. ("SBC"). In the proposed transaction, SBC will acquire an approximate 43% indirect interest in Prodigy. Prodigy will be the exclusive retail Internet service marketed by SBC in the United States and SBC will purchase the Prodigy Internet service from Prodigy on wholesale terms and provide it to SBC's approximately 690,000 existing Internet subscribers. SBC has committed to obtain for Prodigy an additional 1,200,000 Internet subscribers over a three year period in exchange for a fee of $40 to $75 (in whole dollars) for each subscriber obtained. SBC will pay Prodigy a penalty for shortfalls in the number of subscribers delivered over the three year period, with the size of the penalty based on the number of subscribers actually obtained. The agreement also includes provisions under which SBC and Prodigy can purchase other services from each other, including telecommunications and network services.

  In order to implement the transaction with SBC: (i) Prodigy will contribute substantially all its assets and liabilities and transfer its employees to the operating partnership; (ii) SBC will contribute to the operating partnership routers, servers and associated hardware used in connection with its consumer and small business Internet operations that are selected by Prodigy and intangible assets consisting primarily of brand assets and subscriber relationships; (iii) Prodigy will receive an initial interest in the operating partnership of approximately 57%; (iv) SBC will receive an initial interest in the operating partnership of approximately 43% and (v) SBC may convert its interest in the operating partnership into a direct equity interest in Prodigy at any time, or may require the operating partnership to be merged into Prodigy at any time.

  Prodigy will recognize the contribution of the assets by SBC to the operating partnership at fair value in exchange for the partnership units issued. As a result of the partnership units issued, Prodigy will consolidate the operating partnership and will recognize the SBC minority interest in the operating partnership. The contribution of the intangible assets at fair value will result in a substantial amount of amortization which will reduce Prodigy's future earnings or increase its future losses.

 (Unaudited)

  On March 16, 2000, Prodigy and Citibank signed a letter agreement which contemplates that Citibank will structure and arrange financing of $200 million secured by the future service fees payable by contract subscribers to the Prodigy Internet service. The letter agreement includes a preliminary summary of principal terms and

                       PRODIGY COMMUNICATIONS CORPORATION

               (in thousands except share and per share amounts)

conditions, estimated expenses and the structuring fee due Citibank at closing. The letter agreement does not constitute a firm financing commitment from Citibank, and Prodigy cannot assure that the Citibank financing will be completed. The Citibank financing is subject to the issuance by SBC of a performance guarantee and satisfaction of the following conditions:

  .  satisfactory completion of Citibank's due diligence review of Prodigy;

  . in Citibank's determination, the absence of any material adverse change in the financial markets or in the financial condition or operations of Prodigy;

  . negotiation and execution of mutually satisfactory documentation for the financing;

  .  the receipt of specified ratings from ratings agencies; and

  . the receipt of internal Citibank credit approval and any other approvals and legal opinions as Citibank may deem necessary or advisable.

  In connection with the Citibank financing, Prodigy and SBC have agreed in principle that SBC will provide a contingent performance guarantee in exchange for which Prodigy will grant SBC a contingent warrant to purchase 537,924 shares of Prodigy common stock for $1.00 per share. The performance guarantee to be provided by SBC requires that, in the event Prodigy becomes unable to continue to perform its service obligations under the subscriber contracts, SBC shall either perform Prodigy's service obligations directly or replace Prodigy with a substitute Internet service provider.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
FlashNet Communications, Inc.

We have audited the accompanying consolidated balance sheet of FlashNet Communications, Inc. as of December 31, 1999, and the related consolidated statements of operations, cash flows, and shareholders' equity/(deficit) for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FlashNet Communications, Inc. at December 31, 1999, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that FlashNet Communications, Inc. will continue as a going concern. As more fully described in Note 1, the Company has incurred significant operating losses and has a working capital deficiency. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

                                          Ernst & Young LLP

Fort Worth, Texas
March 3, 2000

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of FlashNet Communications, Inc.

We have audited the accompanying consolidated balance sheet of FlashNet Communications, Inc. (the "Company") and subsidiaries as of December 31, 1998, and the related consolidated statements of operations, shareholders' deficit and cash flows for the years ended December 31, 1997 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at December 31, 1998, and the results of their operations and their cash flows for the years ended December 31, 1997 and 1998 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Fort Worth, Texas
February 23, 1999 (March 11,
1999 as to the last
paragraph in Note 12)

                         FLASHNET COMMUNICATIONS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                       December 31, December 31,
                                                           1998         1999
                                                       ------------ ------------
                       ASSETS
Current assets:
  Cash and cash equivalents..........................   $1,038,000  $ 7,045,000
  Note receivable....................................          --       700,000
  Accounts receivable, net of allowance for doubtful
   accounts of $28,000 and $181,000 in 1998 and 1999,
   respectively......................................      391,000    4,393,000
  Prepaid expenses...................................      740,000    2,661,000
  Other current assets...............................      551,000      904,000
                                                        ----------  -----------
    Total current assets.............................    2,720,000   15,703,000
Property and equipment, net..........................    6,821,000   17,783,000
Software licenses, net of accumulated amortization of
 $68,000 and $270,000 in 1998 and 1999,
 respectively........................................        6,000      338,000
Customer hardware, net of accumulated amortization of
 $1,458,000..........................................          --     5,579,000
Other assets.........................................      186,000      182,000
                                                        ----------  -----------
    Total............................................   $9,733,000  $39,585,000
                                                        ==========  ===========
   LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Note payable.......................................   $4,834,000  $       --
  Trade accounts payable.............................    5,335,000    8,162,000
  Accrued payroll and related expenses...............      535,000      913,000
  Other accrued expenses.............................      438,000    1,100,000
  Current portion of capital lease obligations.......    1,824,000    4,129,000
  Current portion of convertible notes payable.......      186,000          --
  Deferred revenue...................................   12,325,000   10,215,000
                                                        ----------  -----------
    Total current liabilities........................   25,477,000   24,519,000
Capital lease obligations, net of current portion....       52,000    5,410,000
                                                        ----------  -----------
    Total liabilities................................   25,529,000   29,929,000
Commitments and contingencies (Note 7)

Redeemable Series A Preferred Stock, $1.00 par
 value; 1,375,000 shares authorized, 1,364,085 and
 none issued and outstanding, respectively.........    7,911,000           --
Shareholders' equity (deficit):
  Common stock, no par value, 50,000,000 shares
   authorized, 5,528,868 and 14,307,694 issued and
   outstanding, respectively.......................    3,444,000    68,776,000
  Additional paid-in capital, stock options........          --      1,909,000
  Unearned compensation............................          --     (1,427,000)
  Warrants to purchase common stock................    3,704,000     3,330,000
  Accumulated deficit..............................  (30,855,000)  (62,932,000)
                                                    ------------  ------------
    Total shareholders' equity (deficit)...........  (23,707,000)    9,656,000
                                                    ------------  ------------
    Total.......................................... $  9,733,000  $ 39,585,000
                                                    ============  ============

                 See notes to consolidated financial statements

                         FLASHNET COMMUNICATIONS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                              Years Ended December 31,
                                       ----------------------------------------
                                           1997          1998          1999
                                       ------------  ------------  ------------
Revenues:
  Consumer access services...........  $ 11,942,000  $ 21,979,000  $ 31,104,000
  Business services..................       571,000     1,597,000     2,079,000
  Shipping revenues..................           --            --      2,374,000
  Set-up fees and other..............     5,024,000     3,316,000     4,694,000
                                       ------------  ------------  ------------
    Total............................    17,537,000    26,892,000    40,251,000
                                       ------------  ------------  ------------
Operating costs and expenses:
  Cost of services (includes
   amortization of and loss on
   customer hardware of $1,537,000
   and $1,581,000, respectively, for
   the year ended December 31,
   1999).............................     8,215,000    11,797,000    19,909,000
  Cost of shipping...................           --            --      1,995,000
  Cost of other revenues.............       799,000       349,000     1,973,000
  Sales and marketing................    10,300,000     8,202,000    20,967,000
  General and administrative.........     3,453,000     5,268,000    10,330,000
  Operations and customer support....     3,683,000     6,016,000    10,453,000
  Depreciation and amortization......     2,061,000     3,069,000     5,094,000
                                       ------------  ------------  ------------
    Total............................    28,511,000    34,701,000    70,721,000
                                       ------------  ------------  ------------
Loss from operations.................   (10,974,000)   (7,809,000)  (30,470,000)
Interest expense.....................      (735,000)   (2,529,000)   (1,274,000)
Interest and other income............        21,000        73,000     1,371,000
                                       ------------  ------------  ------------
Loss before extraordinary item.......   (11,688,000)  (10,265,000)  (30,373,000)
Extraordinary item--loss on early
 extinguishment of debt..............           --            --     (1,656,000)
                                       ------------  ------------  ------------
Net loss.............................   (11,688,000)  (10,265,000)  (32,029,000)
Deemed distributions and accretion on
 redeemable preferred stock..........           --     (2,741,000)      (48,000)
                                       ------------  ------------  ------------
Net loss attributable to common
 shareholders........................  $(11,688,000) $(13,006,000) $(32,077,000)
                                       ============  ============  ============
Net loss per share, basic and
 diluted:
  Loss before extraordinary item.....  $      (2.15) $      (2.36) $      (2.46)
  Extraordinary item.................           --            --          (0.13)
                                       ------------  ------------  ------------
Net loss.............................  $      (2.15) $      (2.36) $      (2.59)
                                       ============  ============  ============
Weighted average shares, basic and
 diluted.............................     5,449,000     5,505,000    12,370,000
                                       ============  ============  ============

                 See notes to consolidated financial statements

                         FLASHNET COMMUNICATIONS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                             Years Ended December 31,
                                      ----------------------------------------
                                          1997          1998          1999
                                      ------------  ------------  ------------
Operating activities:
 Net loss............................ $(11,688,000) $(10,265,000) $(32,029,000)
 Adjustments to reconcile net loss to
  net cash provided (used) by
  operating activities:
  Extraordinary loss.................          --            --      1,656,000
  Depreciation.......................    2,040,000     3,010,000     4,796,000
  Loss on customer hardware..........          --            --      1,581,000
  Amortization of customer hardware..          --            --      1,537,000
  Amortization of debt discount and
   other.............................      236,000     1,951,000       650,000
  Stock based compensation expense...          --            --        381,000
  Provision for allowance for
   doubtful accounts.................      100,000        21,000       197,000
  (Gain) loss on sale of equipment...       12,000           --        (66,000)
  Changes in assets and liabilities:
   (Increase) decrease in accounts
    receivable.......................     (283,000)       82,000    (4,199,000)
   Increase in prepaid expenses and
    other current assets.............     (254,000)     (991,000)   (2,500,000)
   Increase in customer hardware.....          --            --     (8,571,000)
   Increase (decrease) in accounts
    payable and and accrued
    liabilities......................    4,827,000      (816,000)    3,764,000
   Increase (decrease) in deferred
    revenue..........................    6,352,000     1,779,000    (2,110,000)
                                      ------------  ------------  ------------
    Net cash provided (used) by
     operating activities............    1,342,000    (5,229,000)  (34,913,000)
                                      ------------  ------------  ------------
Investing activities:
 Increase in note receivable.........          --            --       (700,000)
 Purchases of property and
  equipment..........................   (4,664,000)   (1,435,000)   (7,829,000)
 Purchases of software and other
  assets.............................          --        (10,000)     (625,000)
 Proceeds from sale of equipment.....      203,000           --      2,910,000
                                      ------------  ------------  ------------
    Net cash used in investing
     activities......................   (4,461,000)   (1,445,000)   (6,244,000)
                                      ------------  ------------  ------------
Financing activities:
 Proceeds from initial public
  offering, net......................          --            --     56,302,000
 Proceeds from issuances of notes
  payable............................    6,500,000           --      5,000,000
 Proceeds from issuance of preferred
  stock..............................          --      7,802,000           --
 Proceeds from employee stock
  purchase plan and exercise of stock
  options............................          --            --        496,000
 Principal payments under notes
  payable............................      (27,000)     (109,000)  (11,500,000)
 Principal payments under capital
  lease obligations..................   (1,921,000)   (1,551,000)   (3,134,000)
                                      ------------  ------------  ------------
    Net cash provided by financing
     activities......................    4,552,000     6,142,000    47,164,000
                                      ------------  ------------  ------------
Net increase (decrease) in cash and
 cash equivalents....................    1,433,000      (532,000)    6,007,000
Cash and cash equivalents, beginning
 of period...........................      137,000     1,570,000     1,038,000
                                      ------------  ------------  ------------
Cash and cash equivalents, end of
 period.............................. $  1,570,000  $  1,038,000  $  7,045,000
                                      ============  ============  ============

                 See notes to consolidated financial statements

                         FLASHNET COMMUNICATIONS, INC.

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                                 Additional
                                                  Paid in                 Warrants to                    Total
                               Common Stock       Capital-                 Purchase                  Shareholders'
                          ----------------------   Stock      Unearned      Common     Accumulated      Equity
                            Shares     Amount     Options   Compensation     Stock       Deficit       (Deficit)
                          ---------- ----------- ---------- ------------  -----------  ------------  -------------
Balance, December 31,
 1996...................   5,420,919 $   462,000 $      --  $       --    $  424,000   $ (6,161,000) $ (5,275,000)
Conversion of notes
 payable................      66,300     195,000        --          --           --             --        195,000
Warrants retired........         --       45,000        --          --       (45,000)           --            --
Issuance of warrants....         --          --         --          --     3,332,000            --      3,332,000
Net loss................         --          --         --          --           --     (11,688,000)  (11,688,000)
                          ---------- ----------- ---------- -----------   ----------   ------------  ------------
Balance, December 31,
 1997...................   5,487,219     702,000        --          --     3,711,000    (17,849,000)  (13,436,000)
Conversion of notes
 payable................      34,679     102,000        --          --           --             --        102,000
Exercise of warrants....       6,970       7,000        --          --        (7,000)           --            --
Deemed distribution
 related to issuance of
 redeemable preferred
 stock..................         --    2,633,000        --          --           --      (2,633,000)          --
Accretion of discount
 related to redeemable
 preferred stock........         --          --         --          --           --        (108,000)     (108,000)
Net loss................         --          --         --          --           --     (10,265,000)  (10,265,000)
                          ---------- ----------- ---------- -----------   ----------   ------------  ------------
Balance, December 31,
 1998...................   5,528,868   3,444,000        --          --     3,704,000    (30,855,000)  (23,707,000)
Shares issued with
 initial public
 offering...............   3,625,000  56,302,000        --          --           --             --     56,302,000
Conversion of Redeemable
 Series A preferred
 stock..................   4,637,889   7,959,000        --          --           --             --      7,959,000
Conversion of notes
 payable................      68,235     201,000        --          --           --             --        201,000
Exercise of warrants....     349,877     374,000        --          --      (374,000)           --            --
Employee stock purchase
 plan and exercise of
 stock options..........      97,825     496,000        --          --           --             --        496,000
Accretion of discount
 related to redeemable
 preferred stock........         --          --         --          --           --         (48,000)      (48,000)
Compensatory stock
 option grants and
 amortization...........         --          --   1,909,000  (1,427,000)         --             --        482,000
Net loss................         --          --         --          --           --     (32,029,000)  (32,029,000)
                          ---------- ----------- ---------- -----------   ----------   ------------  ------------
Balance, December 31,
 1999...................  14,307,694 $68,776,000 $1,909,000 $(1,427,000)  $3,330,000   $(62,932,000) $  9,656,000
                          ========== =========== ========== ===========   ==========   ============  ============


                 See notes to consolidated financial statements

                         FLASHNET COMMUNICATIONS, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. Nature of Operations and Summary of Significant Accounting Policies

 General

  FlashNet Communications, Inc. and its wholly-owned subsidiary, FlashNet Marketing, Inc. ("FlashNet Marketing") (collectively referred to as the "Company") were organized on September 25, 1995 and June 16, 1997, respectively. The Company is a nationwide provider of consumer internet access services and business services through a national network. FlashNet Marketing is a marketing organization designed to increase utilization of the Company's services through customer incentive marketing programs.

Going Concern

  The Company has experienced significant operating losses since inception, a working capital deficiency exists and it expects that it will continue to incur net losses. The Company's operations are subject to certain risks and uncertainties including, among others: (i) risks associated with technology and regulatory trends; (ii) evolving industry standards; (iii) dependence on its network infrastructure and suppliers; (iv) growth and acquisitions; (v) actual and prospective competition by entities with greater financial and other resources; and (vi) the development of the Internet market. There can be no assurance that the Company will be successful in achieving or sustaining profitability and positive cash flow in the future.

  The merger agreement with Prodigy Communications Corporation (see Note 13 for further discussion) requires the Company to maintain its basic infrastructure. As a result, the Company has conducted its operations in a manner generally consistent with its historical practices (except curtailing certain aspects of its sales and marketing efforts) and has not sought additional financing. The Company will be required to seek additional financing sufficient to meet its working capital needs for fiscal 2000 if the merger with Prodigy is not consummated. Based on the Company's recent efforts to raise capital, management has determined that it most likely cannot raise additional capital or financing on reasonable terms. If the merger is not consummated, management could be forced to make significant reductions in its headcount and expenditure levels, and would most likely be forced to raise capital, if obtainable, on unfavorable terms. The Company has no contingency plans presently in place should the merger with Prodigy fail to occur. Given that no assurance can be made that the merger with Prodigy will be consummated or additional financing can be obtained, substantial doubt exists about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or liabilities that may result from the outcome of these uncertainties.

 Stock Split

  During February 1999, the Company's Board of Directors and shareholders approved a change in the number of authorized shares of common stock to 50,000,000, and approved a 3.4-to-1 stock split. Such change in authorized shares and stock split became effective March 11, 1999.

 Management Estimates

  In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and revenues and expenses for the period. Actual results could differ significantly from those estimates.

 Consolidation

  All significant intercompany balances and transactions have been eliminated in consolidation.

                         FLASHNET COMMUNICATIONS, INC.

 Cash and Cash Equivalents

  The Company considers all short-term, highly liquid investments with an original maturity date of three months or less at date of purchase to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value.

 Credit Risk

  The Company's accounts receivable potentially subject the Company to credit risk, as collateral is generally not required. The Company's risk of loss is limited due to advance billings to customers for services, the use of preapproved charges to customer credit cards (approximately $4 million is due from one credit card processor at December 31, 1999) and the ability to terminate access on delinquent accounts. The large number of customers comprising the customer base mitigates the concentration of credit risk.

 Note Receivable

  During the third quarter of 1999, the Company funded a $0.7 million note receivable to a public telecommunications service company. The note bears interest at 12% per annum and matures in April 2000. The note receivable is convertible, at the option of the Company, into common stock of the telecommunications service company.

 Property and Equipment

  Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of five years for customer network equipment, three years for internal network equipment and two years for software. Leasehold improvements are amortized over the shorter of the term of the related lease or the estimated useful lives of the assets.

 Equipment Under Capital Lease

  The Company leases certain of its data communications equipment and other fixed assets under capital lease agreements. The assets and liabilities under capital leases are recorded at the lesser of the present value of aggregate future minimum lease payments, or the fair value of the assets under lease. Assets under these capital leases are depreciated over the shorter of the term of the related lease (generally 36 to 48 months) or the useful life of the asset.

 Supplemental Disclosure Of Cash Flow Information

                                                  Years Ended December 31,
                                               -------------------------------
                                                 1997      1998       1999
                                               -------- ---------- -----------
   Cash paid for interest..................... $512,000 $  637,000 $   926,000
   Equipment acquired under capital leases....  859,000        --   10,771,000
   Deemed distributions and accretion on
    redeemable preferred stock................      --   2,741,000      48,000

 Long-Lived Assets

  The Company periodically evaluates the recoverability of its long-lived assets and would recognize impairment of long-lived assets in the event the net book value of such assets exceeds the estimated fair value of such assets. No such impairments have been identified to date. The Company assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

                         FLASHNET COMMUNICATIONS, INC.

 Revenue Recognition

  Amounts received upon the sale or renewal of prepaid annual and monthly business and consumer subscriptions are recorded as deferred revenue through a 30-day money back cancellation period and then amortized over the remaining period in which service is provided. Annual business and consumer subscribers canceling after the initial 30-day period are assessed a $50 cancellation fee. Distributor sign-up and renewal fees are also recorded as deferred revenue and amortized over the life of the related agreements. Revenue from the sale of merchandise and hardware without bundled internet access is recognized immediately upon the shipment of the merchandise. Consulting services have been provided from time to time on a limited basis by the Company on both a fixed fee and a time-and-materials basis and are recognized as the services are performed. Consulting revenue for the years ended December 31, 1997, 1998 and 1999 was $1.0 million, $0 and $0, respectively. Advertising revenues, all of which must be paid in cash by the customer, are recognized as advertising services are provided. During the quarter ended June 30, 1999, the Company began providing subscribers a bundled service offering combining Internet access with a computer in exchange for a 2 or 3 year contractual commitment payable on a monthly basis. Related revenue is recognized on a monthly basis subject to deferral through a 30-day money back cancellation period. Shipping revenues are derived primarily from the shipment of refurbished or new personal computers issued in connection with the Company's new bundled service offering. Shipping fees are non-refundable and are recognized as the personal computers are shipped.

 Cost of Revenues

  Cost of services consist primarily of expenses related to customer hardware and the monthly costs of telecommunications facilities necessary to provide subscriber services which are recognized as incurred. Cost of other revenues include costs of installation, software, premium support costs, cost of merchandise sold and hardware without bundled internet access and the cost of user guides and other materials for representatives and distributors and are recognized as incurred. New customer bonuses paid to distributors and continuing residual commission expenses are expensed as incurred.

 Customer Hardware

  In connection with the bundled service offering, the Company contracted with vendors for the purchase of both new and refurbished personal computers ("PCs"). The costs of the PCs are capitalized as customer hardware and amortized over the term of the contracts, with the amortization rate adjusted for estimates for non-recoverability of equipment and uncollectible balances on cancelled contracts. Amortization expense for the year ended December 31, 1999 was approximately $1.5 million. Net capitalized costs are reviewed periodically for recoverability of balances on cancelled contracts.

 Advertising Costs

  The Company expenses all advertising costs as incurred. Advertising expense for the years ended December 31, 1997, 1998 and 1999 was $7.5 million, $5.8 million and $12.0 million, respectively.

 Common Stock-Based Compensation

  The Company accounts for its employee stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25 ("APB No. 25") and provides pro forma disclosures in the notes to the financial statements, as if the measurement provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," had been adopted. The Company has adopted SFAS No. 123 for stock based compensation related to nonemployees.

                         FLASHNET COMMUNICATIONS, INC.

 Net Loss Per Share

  Share and per share amounts have been adjusted retroactively for the 3.4-to-1 stock split which was approved in February 1999 and became effective March 11, 1999. Basic loss per share is computed using the weighted average number of common shares outstanding. Options, warrants and convertible securities, as applicable at December 31, 1997, 1998 and 1999 are not included in the computation of diluted loss per share as the effects would be antidilutive.

 Source of Supplies

  The Company relies on local telephone companies and other companies to provide data communications capacity. Although management believes alternative telecommunications facilities could be found in a timely manner, any disruption of these services could have an adverse effect on operating results.

  The Company attempts to maintain multiple vendors for its modems, terminal servers and high-performance routers, which are important components of its network. If the suppliers are unable to meet the Company's needs as it expands its network infrastructure, the Company may experience delays and increased costs, which would adversely affect operating results.

 Recent Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 1999. In June 1999, the FASB issued Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of Effective Date of FASB Statement No. 133". The Statement defers for one year the effective date of SFAS No. 133. As the Company does not have any derivative instruments or hedging transactions, adoption of SFAS No. 133 is not anticipated to have any effect on the consolidated financial statements.

 Reclassification

  Certain reclassifications have been made to prior period amounts to conform to the 1999 presentation.

2. Property and Equipment

  Property and equipment consist of the following:

                                                           December 31,
                                                      ------------------------
                                                         1998         1999
                                                      -----------  -----------
   Data communications equipment..................... $10,922,000  $19,741,000
   Office and other equipment........................   1,090,000    4,914,000
   Purchased software................................     361,000    2,969,000
                                                      -----------  -----------
                                                       12,373,000   27,624,000
   Less accumulated depreciation and amortization....  (5,552,000)  (9,841,000)
                                                      -----------  -----------
                                                      $ 6,821,000  $17,783,000
                                                      ===========  ===========

  Property and equipment includes $4.7 million and $15.5 million of data communications equipment under capital leases at December 31, 1998 and 1999, respectively. Depreciation expense charged to operations was $2.0 million, $3.0 million and $4.8 million in the years ended December 31, 1997, 1998 and 1999, respectively, including amortization of property under capital leases.

                         FLASHNET COMMUNICATIONS, INC.

3. Capital Lease Obligations

  The Company has entered into capital leases for new data communications equipment and software. The Company's capital lease obligations are generally payable in 36 to 48 monthly installments from the dates of purchase and include bargain purchase options at the end of the lease term.

  Future minimum lease payments under capital leases at December 31, 1999 are as follows:

   2000............................................................ $ 5,025,000
   2001............................................................   3,395,000
   2002............................................................   2,460,000
   2003............................................................     156,000
                                                                    -----------
   Total minimum lease payments....................................  11,036,000
   Less amounts representing interest and approximately $68,000 of
    unamortized value attributed to warrants (see Note 6)..........   1,497,000
                                                                    -----------
   Present value of future minimum lease payments..................   9,539,000
   Less current portion............................................   4,129,000
                                                                    -----------
                                                                    $ 5,410,000
                                                                    ===========

  In October 1999, the Company sold data communications equipment for $5.5 million. Such equipment was then leased back from a major financial services company with a stated period of 36 months. The resulting leases are being accounted for as capital leases. No gains or losses resulted from these sale/leaseback transactions. Future minimum lease payments under these sale/leasebacks are as follows (such amounts are included in minimum lease payments in the table above):

   2000............................................................. $2,259,000
   2001.............................................................  2,303,000
   2002.............................................................  1,778,000
                                                                     ----------
   Total minimum lease payments..................................... $6,340,000
                                                                     ==========

4. Convertible Notes Payable

  During 1996, the Company issued units of convertible notes payable totaling $0.6 million which were convertible into 215,900 shares of common stock. In addition, the Company issued stock warrants exercisable at $0.003 per share for 177,038 shares of common stock, which were assigned a value of $0.2 million. The remaining principal balance of the notes was due in July 1999 and bore 12% annual interest, payable quarterly. At December 31, 1998, the notes payable were presented net of approximately $16,000 in unamortized discount. During 1999, the outstanding balance of the notes payable was converted at $2.94 per share, into an aggregate of 68,235 shares of the Company's common stock. The outstanding stock warrants representing 170,068 shares of common stock were also exercised during 1999.

5. Notes Payable

  In January 1999, the Company entered into a $5.0 million term loan agreement with Goldman Sachs Credit Partners L. P. ("Goldman Sachs"). The term loan's stated maturity was January 15, 2000, bore interest at 13%, was subject to a repayment fee of 1.13% to 4.50% of the repaid principal and was secured by a second lien on the Company's assets. As part of this financing, a Goldman Sachs affiliate obtained the right to acquire

                         FLASHNET COMMUNICATIONS, INC.

within 180 days of the consummation of an initial public offering up to $5.0 million of the Company's common stock at the initial public offering price. Goldman Sachs did not exercise its right to acquire the Company's common stock.

  In December 1997, the Company issued a $6.5 million Secured Promisory Note to Ascend Communications, Inc. ("Ascend Note"). Warrants initially exercisable at $0.003 per share for 1,360,000 shares of the Company's common stock were issued as part of the agreement and were assigned a value of $3.3 million (see Note
6). Substantially all of the Company's assets served as collateral for the Ascend Note. The principal balance of the Ascend Note was due and payable at the earlier of December 28, 1999 or the effective date of a defined initial public offering by the Company providing gross proceeds in excess of $12.0 million or a change of control. Interest accrued at 6.0% per annum and was payable monthly. At December 31, 1998, the principal balance outstanding was $6.5 million and was presented net of approximately $1.7 million in unamortized discount.

  The Company repaid both the Goldman Sachs note and Ascend Note in March 1999 with proceeds from the initial public offering. As a result, the Company recognized an extraordinary loss from early extinguishment of debt of $1.7 million comprised primarily of unamortized discount at the time of extinguishment.

6. Capital Stock

  At December 31, 1999, the Company has reserved shares of common stock for issuance as follows:

                                                                        Shares
                                                                       ---------
   Warrants........................................................... 1,360,000
   Stock options...................................................... 4,164,705
                                                                       ---------
                                                                       5,524,705
                                                                       =========

 Initial Public Offering

  On March 16, 1999, the Company effected its initial public offering ("IPO"). The IPO consisted of 3,450,000 shares of Common Stock issued at $17.00 per share. Concurrently with the IPO, the Company sold an additional 175,000 shares of Common Stock to SBC Communications Inc. at $17.00 per share. Net proceeds to the Company were approximately $56.3 million.

 Redeemable Convertible Preferred Stock

  In May and August 1998, the Company issued a total of 1,364,085 shares of its redeemable Series A Convertible Preferred Stock to investors including among others, affiliates of certain directors, for $8.3 million and incurred stock issuance costs of $0.5 million. Each share of Preferred Stock was convertible into 3.4 shares of the Company's common stock. The Company has recorded dividends in 1998 of $2.6 million for the deemed difference on the date of issuance between the issuance price of the Preferred Stock and the fair value of the common stock into which the Preferred Stock was convertible. Accretion of stock issuance costs was $107,000 and $48,000 for the years ended December 31, 1998 and 1999, respectively. Effective with the IPO in March 1999, the outstanding preferred stock was automatically converted into 4,637,889 shares of the Company's common stock.

 Warrants

  During 1996, the Company entered into an agreement to issue warrants to purchase shares of common stock at $0.003 per share in connection with a lease line for equipment. The 179,809 warrants were assigned a value of $249,000. The warrants were exercised in July 1999. Warrants issued with the Ascend Note are currently exercisable at $0.003 per share for 1,360,000 shares through March 16, 2004.

                         FLASHNET COMMUNICATIONS, INC.

 Stock Options

  During 1997, the Company adopted a Stock Incentive Plan (the "Plan"). The Plan provides for the issuance of incentive and non-qualified stock options to key employees and directors of the Company. The Board of Directors increased the number of shares of common stock authorized and reserved for issuance under the 1997 Stock Incentive Plan to 1,327,230 shares in 1999. As of December 31, 1999, options to purchase 368,062 shares of common stock remained available for grant under the Plan. Options vest over periods ranging from 1 to 5 years and generally expire 10 years from date of grant. Stock option activity from January 1, 1997 through December 31, 1999 is summarized by the following (adjusted for the 3.4-to-1 stock split occurring in February 1999):

                                                                  Exercisable
                                                                ----------------
                                                       Weighted         Weighted
                                              Number   Average  Number  Average
                                                of     Exercise   of    Exercise
                                             Options    Price   Options  Price
                                             --------  -------- ------- --------
   January 1, 1997..........................   53,550   $ 0.97  17,000   $0.79
     Granted................................   88,230     1.81     --      --
     Cancelled..............................  (20,400)    0.90     --      --
                                             --------
   December 31, 1997........................  121,380     1.59  64,090    1.16
     Granted................................  657,424     5.41     --      --
     Cancelled.............................. (160,820)    1.87     --      --
                                             --------
   December 31, 1998........................  617,984     5.58  74,970    3.11
     Granted................................  662,442    11.26     --      --
     Exercised..............................  (81,320)    3.21     --      --
     Cancelled.............................. (239,938)   11.53     --      --
                                             --------
   December 31, 1999........................  959,168     8.41  18,928    2.35
                                             ========

  Options outstanding as of December 31, 1999 are as follows:

                                                       Weighted  Weighted
                              Ranges of                Average   Average
                               Exercise     Options    Years to  Exercise  Currently
                                Price     Outstanding Expiration  Price   Exercisable
                             ------------ ----------- ---------- -------- -----------
   Options issued at market
    price..................   $2.35-8.82    595,241      9.34     $ 5.87    18,928
                             $17.00-30.00   197,004      9.45      18.01       --
   Options issued below
    market price...........   $5.88-8.82    166,923      9.18       6.16       --
                                            -------                         ------
                                            959,168                         18,928
                                            =======                         ======

  During January 1999, options to purchase 150,943 and 15,980 shares of common stock at $5.88 per share and $8.82 per share, respectively, were granted to officers, directors, and employees under the Plan. In conjunction with these grants, the Company recognized unearned compensation expense of $1.8 million for the difference between the total exercise price and fair market value of the common stock. This expense is being amortized over the vesting periods ranging from 3 to 5 years from the date of grant. Compensation expense for the year ended December 31, 1999 related to these grants was $0.4 million.

                         FLASHNET COMMUNICATIONS, INC.

  The Company applies the provisions of APB No. 25 and related interpretations in accounting for its stock options. Accordingly, compensation cost has been recognized only to the extent the exercise price assigned to the options at the dates of grant were less than the estimated fair market value of the common stock at the grant dates. Had compensation cost for the Company's stock options been determined based on the fair value at the grant dates for awards consistent with the method prescribed by SFAS No. 123, the Company's pro-forma net loss and net loss per share would have been as follows:

                                           Years Ended December 31,
                                    ----------------------------------------
                                        1997          1998          1999
                                    ------------  ------------  ------------
   Net loss attributable to common
    shareholders:
     Actual........................ $(11,688,000) $(13,006,000) $(32,077,000)
     Pro-forma..................... $(11,710,000) $(13,034,000) $(32,807,000)
   Basic and diluted loss per
    share:
     Actual........................ $      (2.15) $      (2.36) $      (2.59)
     Pro-forma..................... $      (2.15) $      (2.37) $      (2.65)

  The weighted average fair value of options granted at market price during 1997, 1998 and 1999 was estimated at $0.56, $2.62 and $8.63 per share, respectively. The weighted average fair value of options granted below market price during 1999 was estimated at $14.11 per share. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for the grants: risk-free interest rates of 6.00% in 1997, 5.00% in 1998 and 6.00% in 1999, dividend yield of 0%, expected lives of three years in 1997, 1998 and 1999 and expected volatility of 1.1 in 1999. There was no expected volatility in 1998 and 1997 because the Company's stock was not publicly traded.

  Black-Scholes option valuation models are used in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock-price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

 Employee Stock Discount Purchase Plan

  Effective with the IPO, the Company adopted an Employee Stock Discount Purchase Plan (the "Stock Purchase Plan"). The Stock Purchase Plan is intended to give employees a convenient means of purchasing shares of Common Stock through payroll deductions. The Stock Purchase Plan is open to all employees of the Company. Each participating employee's contributions will be used to purchase shares for the employee's share account as promptly as practicable after each calendar quarter. The cost per share will be 85% of the lower of the closing price of the Company's Common Stock on the Nasdaq National Market on the first or the last day of the calendar quarter. The Company has reserved 340,000 shares of Common Stock for issuance under the Stock Purchase Plan.

                         FLASHNET COMMUNICATIONS, INC.

7. Commitments and Contingencies

 Commitments

  Guaranteed monthly levels of telecommunication services with certain of the Company's telecommunication vendors at December 31, 1999 aggregate to the following annual amounts:

     Year Ending
     December 31,
     ------------
     2000............................................................ $1,141,000
     2001............................................................  1,051,000
     2002............................................................    676,000
                                                                      ----------
                                                                      $2,868,000
                                                                      ==========

  The Company leases certain of its facilities under non-cancelable operating leases expiring in various years through 2009. Total rent expense for all operating leases amounted to $1,806,000, $1,560,000 and $2,268,000 in the years ended December 31, 1997, 1998 and 1999, respectively.

  Future minimum lease payments under non-cancelable operating leases as of December 31, 1999 are as follows:

     Year Ending
     December 31,
     ------------
     2000............................................................ $1,707,000
     2001............................................................    925,000
     2002............................................................    657,000
     2003............................................................    540,000
     2004............................................................    540,000
     Thereafter......................................................  2,010,000
                                                                      ----------
                                                                      $6,379,000
                                                                      ==========

 Contingencies

  The Company is subject to certain claims and legal proceedings that arise in the ordinary course of its business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Company. Management believes that any liability that may ultimately result from the resolution of these matters will not have a material adverse effect on the financial condition, operating results or cash flows of the Company.

                         FLASHNET COMMUNICATIONS, INC.

8. Income Taxes

  No provision for income taxes has been recognized as the Company incurred net operating losses for income tax purposes.

  Deferred tax assets and liabilities consist of:

                                                             December 31,
                                                        -----------------------
                                                           1998        1999
                                                        ----------  -----------
   Net operating loss carryforwards.................... $8,100,000  $18,662,000
   Deferred revenue....................................        --       518,000
   Book depreciation in excess of tax..................    450,000      148,000
   Other...............................................    100,000      410,000
                                                        ----------  -----------
     Total deferred tax assets.........................  8,650,000   19,738,000
   Deferred tax liabilities............................        --           --
                                                        ----------  -----------
   Net deferred tax asset..............................  8,650,000   19,738,000
   Valuation allowance................................. (8,650,000) (19,738,000)
                                                        ----------  -----------
                                                        $      --   $       --
                                                        ==========  ===========

  The Company has provided a valuation allowance for net deferred tax assets, as it is more likely than not that these assets will not be realized.

  At December 31, 1999, the Company has net operating loss carryforwards of approximately $50.4 million for income tax purposes. These net operating loss carryforwards begin to expire in 2013 and may be limited in their use due to significant changes in the Company's ownership in prior years. The differences between the Company's effective tax rate and the federal statutory rate of 34% are as follows:

                                                             Years Ended
                                                             December 31,
                                                            ------------------
                                                            1997   1998   1999
                                                            ----   ----   ----
   Income tax benefit at statutory rate.................... (34)%  (34)%  (34)%
   State tax benefit, net of federal benefit...............  (3)    (3)    (3)
   Valuation allowance.....................................  37     37     35
   Other...................................................  --     --      2
                                                            ---    ---    ---
   Total income tax expense................................  --%    --%    --%
                                                            ===    ===    ===

9. Employee Savings Plan

  During 1997, the Company began sponsoring an employee savings plan under
Section 401(k) of the Internal Revenue Code. The plan does not provide for Company contributions.

10. Fair Value of Instruments

  The Company has estimated the fair value of financial instruments as of December 31, 1998 and 1999. The estimated fair value amounts are determined by using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

                         FLASHNET COMMUNICATIONS, INC.

  The Company's financial instruments include accounts receivable, note receivable, accounts payable, notes payable and capital lease obligations. The Company has estimated that the carrying amount of accounts receivable, note receivable and accounts payable approximates fair value due to the short-term maturities of these instruments.

  The Company's notes payable and capital lease obligations bear fixed interest rates and are privately placed with unique terms and no active market. The fair value of such financial instruments was determined by discounting future cash flows at current market yields, which were determined based on the market yields for similar instruments with similar terms. The following is a summary of both the carrying values and estimated fair values of such instruments.

                                                   December 31,
                                    -------------------------------------------
                                            1998                  1999
                                    --------------------- ---------------------
                                    Historical            Historical
                                     Carrying  Estimated   Carrying  Estimated
                                      Amount   Fair Value   Amount   Fair Value
                                    ---------- ---------- ---------- ----------
   Convertible note payable........ $  186,000 $  217,000 $      --  $      --
   Note payable....................  4,834,000  5,092,000        --         --
   Capital lease obligations.......  1,876,000  1,876,000  9,539,000  9,266,000

11. Valuation and Qualifying Accounts

  The following table sets forth activity in the Company's reserve accounts:

                                        Beginning Charges to            End of
   Allowance for Doubtful Accounts      of Period Operations Deductions Period
   -------------------------------      --------- ---------- ---------- -------
   Year ended December 31, 1997........  $28,000   $100,000   $93,000   $35,000
   Year ended December 31, 1998........   35,000     21,000    28,000    28,000
   Year ended December 31, 1999........   28,000    197,000    44,000   181,000

12. Loss on Customer Hardware

  During the fourth quarter, the Company filed a lawsuit against one of its providers of refurbished computers due to a dispute regarding the magnitude of reimbursement for returned computers. The Company believed that returns of computers related to cancelled service agreements were the financial responsibility of the provider and that all returns of refurbished computers would be credited against amounts previously billed. In lieu of costly litigation, the Company settled the claim with the vendor. Under the terms of the settlement agreement, the Company agreed to pay this vendor $2.9 million for an option to purchase 5,000 new PC's at substantially discounted levels (approximately $1.9 million related to PC purchases is included in prepaid expenses at December 31, 1999) and for the satisfaction of all billed and unbilled invoices. Additionally, the Company agreed to bear the financial burden of all future returns unrelated to warranty issues. Subsequent to the date of the settlement agreement, the Company experienced actual returns in excess of its estimate at the time of settlement. These excess returns resulted in a charge in the fourth quarter of approximately $1.6 million as the Company had no additional recourse to the vendor based on the terms of the settlement agreement.

13. Pending Merger with Prodigy Communications Corporation

  On November 5, 1999, the Company and Prodigy Communications Corporation ("Prodigy") entered into a definitive agreement whereby Prodigy will acquire the Company in a stock-for-stock merger. Under the terms of the merger agreement, Prodigy will issue 0.35 shares of Prodigy common stock for each share of the Company's common stock outstanding on the closing date of the transaction.

                         FLASHNET COMMUNICATIONS, INC.

  The Boards of Directors of both Prodigy and the Company unanimously approved the merger; however, the merger is also subject to approval by the Company's shareholders and to customary regulatory approvals. Closing of the merger is expected to occur in the second quarter of 2000. In connection with the merger agreement, the Company has granted Prodigy an option to purchase up to 19.9% of the outstanding shares of the Company's common stock at $8.66 per share, which may be exercised in certain circumstances. Based on the number of shares of the Company and Prodigy currently outstanding, Prodigy will issue approximately 5.0 million shares to complete the merger.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
U.S. Republic Communications, Inc.

We have audited the accompanying statement of assets to be acquired and liabilities to be assumed of the Web Hosting Business of U.S. Republic Communications, Inc. (the Web Hosting Business as defined in Note 1 to the financial statements), as of December 31, 1998, and the related statements of operations and cash flows for the period from January 6, 1998 (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets to be acquired and liabilities to be assumed of the Web Hosting Business as of December 31, 1998, and the results of its operations and its cash flows for the period January 6, 1998 (inception) to December 31, 1998, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP
Dallas, Texas
July 8, 1999,
Except for the first paragraph of Note 1, as to which the date is September 7,
 1999

                              WEB HOSTING BUSINESS
                     OF U.S. REPUBLIC COMMUNICATIONS, INC.

       STATEMENTS OF ASSETS TO BE ACQUIRED AND LIABILITIES TO BE ASSUMED
                                 (in thousands)

                                                                  September 30,
                                                     December 31,     1999
                                                         1998      (Unaudited)
                                                     ------------ -------------
                       ASSETS
Current assets:
  Accounts receivable, net of allowance for doubtful
   accounts and adjustments of $2,729 and $4,824 at
   December 31, 1998 and September 30, 1999,
   respectively.....................................    $3,495       $1,622
  Prepaid expense...................................                     24
                                                        ------       ------
    Total current assets............................     3,495        1,646
Property and equipment:
  Computer equipment................................       566        1,311
  Furniture and fixtures............................       681          982
  Leasehold improvements............................        26           52
                                                        ------       ------
                                                         1,273        2,345
  Less accumulated depreciation and amortization....       258          715
                                                        ------       ------
  Net property and equipment........................     1,015        1,630
                                                        ------       ------
    Total assets....................................    $4,510       $3,276
                                                        ======       ======
                    LIABILITIES
Current liabilities:
  Demand note payable due to VarTec Telecom, Inc....    $9,000       $9,000
  Accounts payable..................................       308        1,802
  Accrued taxes.....................................       412          --
  Accrued payroll and benefits......................       126           46
  Accrued billing and collection costs..............       374           26
  Marketing costs payable...........................     1,310          113
  Accrued liabilities...............................        76           43
  Deferred revenue..................................       790          591
                                                        ------       ------
    Total liabilities...............................    12,396       11,621
                                                        ------       ------
    Net liabilities.................................    $7,886       $8,345
                                                        ======       ======
  Commitments and contingencies (Notes 3 and 4)


                            See accompanying notes.

                              WEB HOSTING BUSINESS
                     OF U.S. REPUBLIC COMMUNICATIONS, INC.

                            STATEMENTS OF OPERATIONS
                                 (in thousands)

                                               Period from
                                             January 6, 1998  Nine Months Ended
                                             (inception) to   September 30, 1999
                                            December 31, 1998    (Unaudited)
                                            ----------------- ------------------
Net revenues...............................      $ 7,106           $19,069
                                                 -------           -------
Operating costs and expenses:
  Cost of revenue..........................           32               249
  Marketing................................       11,402            12,418
  Billing and collection...................          710             2,165
  Depreciation and amortization............          114               277
  Bad debts................................          186               386
  Other general and administrative.........        2,365             4,169
                                                 -------           -------
                                                  14,809            19,664
                                                 -------           -------
Operating loss.............................       (7,703)             (595)
  Interest expense.........................          260               473
                                                 -------           -------
    Net loss...............................      $(7,963)          $(1,068)
                                                 =======           =======



                            See accompanying notes.

                              WEB HOSTING BUSINESS
                     OF U.S. REPUBLIC COMMUNICATIONS, INC.

                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                               Period from
                                             January 6, 1998  Nine Months Ended
                                             (inception) to   September 30, 1999
                                            December 31, 1998    (Unaudited)
                                            ----------------- ------------------
Cash flows from operating activities:
  Net loss................................       $(7,785)          $  (821)
  Adjustments to reconcile net loss to net
   cash used in operating activities:
    Depreciation and amortization.........           116               289
    Bad debt expense......................           186               386
    Changes in operating assets and
     liabilities:
      Accounts receivable, net............        (3,680)            1,487
      Prepaid expense.....................           --                (24)
      Accounts payable....................           308             1,494
      Accrued taxes.......................           412              (412)
      Accrued payroll and benefits........           126               (80)
      Accrued billing and collection
       costs..............................           374              (348)
      Marketing costs payable.............         1,310            (1,197)
      Accrued liabilities.................            76               (33)
      Deferred revenue....................           790              (199)
                                                 -------           -------
Net cash used in operating activities.....        (7,767)              542
Cash flows from investing activities:
  Purchase of property and equipment......        (1,124)           (1,073)
                                                 -------           -------
Net cash used in investing activities.....        (1,124)           (1,073)
Cash flows from financing activities:
  Net transfers from USRC.................         8,891               531
                                                 -------           -------
Net cash provided by financing
 activities...............................         8,891               531
                                                 -------           -------
Net increase in cash......................           --                --
Cash at beginning of period...............           --                --
                                                 -------           -------
Cash at end of period.....................       $   --            $   --
                                                 =======           =======
Cash paid during the period for interest..       $    82           $   227
                                                 =======           =======


                            See accompanying notes.

                              WEB HOSTING BUSINESS
                     OF U.S. REPUBLIC COMMUNICATIONS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                               December 31, 1998

1. Summary of Significant Accounting Policies

 Basis of Financial Statement Presentation

  VarTec Telecom, Inc. (VTI), Vartec Telecom Holding Company (VTH), U.S. Republic Communications, Inc. (USRC), the minority stockholders of USRC and Prodigy Communications Corporation (the Buyer) entered into an Asset Purchase Agreement dated as of September 7, 1999 (the Agreement). As specified in the Agreement on the contractually designated closing date, the Buyer will acquire certain assets and assume certain liabilities of the Web Hosting Business of USRC (the Business). The financial statements present the assets to be acquired and liabilities to be assumed and the related results of operations and cash flows of the Business based upon the transaction as set forth in the Agreement. This transaction is herein referred to as the Acquisition.

  The Business provides server-based hosting of Internet Web pages for small to medium sized businesses within the continental United States. The Business offers these services through its BizOnThe.Net Web site. The Business began operations on January 6, 1998 (inception). Since inception, the Business has been in the start-up phase of its operations and is still in the process of developing its business. As a result, the Business has incurred operating losses and is dependent upon USRC and VTI for funding of its operations.

  The Business is an operating division of USRC, a majority-owned subsidiary of VTH which, in turn, is a wholly owned subsidiary of VTI. VTI is a majority-owned subsidiary of CommuniGroup, Inc., which is a wholly owned subsidiary of Telephone Electronics Corporation (TEC). USRC also operates a long distance resell business with which the Business shares resources and certain costs and expenses. Assets and liabilities of USRC have been included in the accompanying Statement of Assets to be Acquired and Liabilities to be Assumed if the items are to be acquired or assumed by the Buyer as specified in the Agreement.

  The financial statements have been prepared in accordance with generally accepted accounting principles which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The accompanying unaudited condensed consolidated financial statements for the period ended September 30, 1999, have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

  Operating costs and expenses presented in the accompanying financial statements reflect allocations based on management's best estimates as to what the operating results of the Business would have been as if it had operated as a stand-alone company. However, these estimates could differ from actual costs and expenses incurred had the Business operated as a stand-alone company.

 Accounts Receivable

  Accounts receivable consist of amounts due from local exchange carriers
(LECs) that purchase USRC's customer billings for monthly service fees and associated taxes on a full-recourse basis. The LECs purchase the accounts receivable net of billing adjustments and estimates of bad debts. Unbillable amounts that the LECs cannot bill to the customer due to incorrect or incomplete billing information are excluded from gross revenues and related receivables. Billing adjustments consist of amounts credited to customer accounts by the LECs or USRC resulting from disputed charges. Bad debts are estimated by the LECs either based on historical data or on a predetermined percentage. These estimates are trued-up on periodic basis by the LECs based on the actual uncollectible accounts.

                              WEB HOSTING BUSINESS
                     OF U.S. REPUBLIC COMMUNICATIONS, INC.

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


  The allowance for doubtful accounts and adjustments at December 31, 1998 represents an estimate of the future adjustments to be reported by the LECs which relate to billings through such date. This estimate is based on the history of adjustments reported by the LECs to the Business.

 Property and Equipment

  Property and equipment are recorded at cost. All property and equipment of USRC is to be acquired by the Buyer under the Agreement and, accordingly, is included in the accompanying Statement of Assets to be Acquired and Liabilities to be Assumed at its historical carrying value when transferred to the Business. Maintenance and repairs are charged against operations as incurred, while renewals and major replacements are capitalized.

  The Business provides depreciation on fixed assets using the straight-line method over the estimated useful lives of the respective assets as follows:

                                                     Estimated Useful Life Years
                                                     ---------------------------
   Office furniture and equipment...................        1 to 4 years
   Leasehold improvements...........................           5 years

  Total depreciation and amortization expense recorded by USRC was $191,000 for the year ended December 31, 1998. Depreciation and amortization expense was allocated to the Business as follows: (1) assets identified as used only by the Business were allocated the total depreciation and amortization for each asset and (2) for assets that were utilized in both the Business and long distance business, depreciation and amortization expense was allocated based on monthly gross revenues generated by each business.

 Accounts Payable

  Accounts payable consist primarily of trade payables for equipment and general and administrative costs. Total USRC accounts payable at December 31, 1998, was $466,000. Accounts payable which relates to both the Business and long distance business have been allocated to the Business based on the ratio of revenues to total gross revenues of USRC for the month of December 1998.

 Accrued Taxes

  Accrued taxes consist of state and local sales taxes and federal excise tax payable. State and local taxes are calculated by the LECs for USRC and billed to the customers. The LECs remit back the amount of sales and excise taxes collected from customers to USRC. The total USRC accrued tax liability as of December 31, 1998 was $916,000. The Business was allocated accrued taxes based on the ratio of the Business' gross revenues to total gross revenues of USRC for the month of December 1998.

 Revenue Recognition

  Revenues consist of monthly service fees for providing Web hosting services on the Company's server and providing Internet users access to customers' Web pages. Revenues are recognized as services are provided. Deferred revenues represent the amount of gross revenues billed but not earned as of December 31, 1998.

 Marketing Costs

  Marketing costs are fees due to independent sales agents for obtaining customers and are expensed as incurred.

                              WEB HOSTING BUSINESS
                     OF U.S. REPUBLIC COMMUNICATIONS, INC.

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


 Billing and Collection Costs

  Billing and collection costs consist of the LECs service charges to the Business for performing the billing and collection functions for USRC. Total billing and collection expense for USRC was $3,094,000 for the year ended December 31, 1998. Billing and collection expense has been allocated to the Business based on the ratio of the Business' monthly gross revenues to total monthly gross revenues of USRC.

  Accrued billing and collection costs represent amounts charged by the LECs to provide billing and collection services on USRC's behalf. The total billings and collections costs accrued as of December 31, 1998, for USRC was $832,000. The Business has been allocated accrued billing and collection costs based on the ratio of the Business' gross revenues to total gross revenues of USRC for the month of December 1998.

 Other General and Administrative Expenses

  Other general and administrative expenses include payroll and benefits, facilities charges, call rating, verification services and other general and administrative expenses incurred by USRC. The total costs incurred by USRC for general and administrative costs in 1998 were $5,920,000. General and administrative expenses allocated to the Business, excluding call rating and verification services represent the incremental increase over the historical general and administrative expenses incurred by USRC's long distance resell business since the inception of the Business. Call rating costs included in general and administrative expense were allocated to the Business based on the ratio of the Business' gross revenues to the total gross revenues of USRC for the year ended December 31, 1998. Verification services included in general and administrative costs represent actual costs incurred by the Business.

  All facilities and personnel are to be assigned to the Buyer as a part of the Acquisition. Therefore, all facility related accruals and payroll accruals have been included in the statement of assets to be acquired and liabilities to be assumed.

 Software Development Costs

  The Business expenses all internal costs related to the development and implementation of internal-use software. Purchased software costs are capitalized if the Business will realize future benefits. These costs are amortized over a period of twelve months. Beginning in 1999, the Business will adopt Statement of Position 98-1, Accounting for Costs of Computer Software Developed or Obtained For Internal Use. The Business is currently reviewing the impact that SOP 98-1 and does not believe it will have a material effect on its financial statements.

 Income Taxes

  The results of operations of the Business are included in the consolidated income tax returns of TEC. Pursuant to the Agreement, TEC will retain substantially all income tax liabilities and rights to all tax refunds relating to operations prior to the closing date of the Acquisition. Accordingly, the statements of assets to be acquired and liabilities to be assumed do not reflect income tax receivables or payables. The Business has incurred losses for both financial reporting and income tax reporting purposes since its inception. No benefit for income taxes, as if the Business were liable for federal and state income taxes as a separate legal entity for the period from January 6, 1998 (inception) through December 31, 1998, has been recorded as the deferred tax asset resulting from such losses would have been offset by a valuation allowance as future realization of such asset is uncertain.

                              WEB HOSTING BUSINESS
                     OF U.S. REPUBLIC COMMUNICATIONS, INC.

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


2. Related Party Transactions

  In the normal course of operations, USRC receives certain services or engages in transactions with VTI, VTH, and TEC. The significant services and transactions with affiliated companies and related parties not discussed elsewhere are summarized below.

  USRC received charges for interest and insurance expense from VTI, VTH, and TEC which totaled $310,000 and $72,000, respectively, for the year ended December 31, 1998. Such costs allocated to the Business represent the incremental increase in these costs incurred by USRC since the inception of the Business.

  Commissions expense incurred by the Business for telemarketing services to companies which an officer of USRC has an ownership interest was approximately $896,000 for the period from January 6, 1998 (inception) to December 31, 1998.

  As of December 31, 1998, USRC has a demand note payable to VTH in the amount of $9,103,000. USRC also has a short-term payable to VTH in the amount of $127,000. The Buyer has agreed to assume $9,000,000 of these payables as part of the Acquisition and, therefore, only $9,000,000 of the total $9,230,000 payable to VTH has been included in the accompanying Statement of Assets to be Acquired and Liabilities to be Assumed. Interest expense related to these notes was allocated to the Business based on the increase in the level of borrowings by USRC during 1998 to fund the start-up operations of the Business.

3. Commitments

  The Company leases office space under three operating leases expiring in 2003. Total rental expense of USRC amounted to $243,000 for the year ended December 31, 1998. Rental expense has been included in other general and administrative expense allocated to the Business in the Statement of Operations. The operating leases have escalation clauses with respect to monthly rent. Rent may be adjusted each annual period by a proportionate share of the landlord's operating and maintenance costs pertaining to the premises as compared to a predetermined base.

  At December 31, 1998, future minimum lease payments under the above noncancelable lease are as follows:

   1999.............................................................. $  338,000
   2000..............................................................    344,000
   2001..............................................................    353,000
   2002..............................................................    356,000
   2003..............................................................    255,000
                                                                      ----------
     Total........................................................... $1,646,000
                                                                      ==========

4. Contingencies

  The Federal Trade Commission (FTC) has conducted an inquiry into the marketing and billing practices (especially the LECs billings) of USRC. A settlement agreement has been reached whereby USRC will modify certain internal procedures and offer potential refunds to customers who have been LECs billed and who may have incurred unauthorized billings resulting from the actions of telemarketers, without the actual knowledge of USRC. The number of customers which could be eligible for refunds and the related amount of refunds which may result from this proposed settlement cannot be estimated at this time.

                              WEB HOSTING BUSINESS
                     OF U.S. REPUBLIC COMMUNICATIONS, INC.

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


  In June 1999, the Attorney General for the State of Arkansas filed a complaint against USRC alleging violations of the Arkansas Deceptive Trade Practices Act seeking various forms of restitution to affected customers, civil penalties, and revocation of the right to do business within the state. USRC has responded to this initial complaint. However, the ultimate outcome of this matter cannot be determined at this time.

  In June 1999, the Attorney General for the State of North Carolina filed a complaint against USRC alleging violations of the North Carolina Unfair and Deceptive Trade Practices Act seeking various forms of restitution to affected customers, civil penalties, and revocation of the right to do business within the state. The Attorney General has also filed a temporary restraining order prohibiting USRC or its agents from engaging in telephonic sales activities or solicitations in North Carolina and barring all collection activity. On July 8, 1999, this original temporary restraining order was superseded by a consent order agreed to by both USRC and the Attorney General which permits collection activity on accounts billed through the LECs. The ultimate outcome of this matter cannot be determined at this time.

  USRC is currently responding to inquiries from various other states concerning USRC's trade practices. However, no formal complaints have been filed by these other states. The Business is also subject to other legal proceedings and claims which have arisen in the ordinary course of its business.

  Losses and related obligations, if any, which may result from these matters and proceedings will remain the obligation of USRC and are not being assumed by the Buyer.

5. Employee Stock Ownership Plan (ESOP)

  TEC has established an ESOP that covers substantially all employees with one year or more of service with a participating company. Participating companies include TEC and its subsidiaries (including USRC). This plan is funded by participating company contributions determined annually by TEC's Board of Directors. USRC contributed $255,000 to the ESOP during 1998. ESOP expense has been included in other general and administrative expense allocated to the Business in the Statement of Operations. The employees of the Business will no longer participate in this plan effective with the closing date of the Acquisition.

6. Year 2000 Issue--Unaudited

  The Business operates numerous date-sensitive computer applications and systems throughout their businesses. Management of the Business believes all of its internal systems are Year 2000 compliant. Through December 31, 1998, the Business has relied on the LECs for its billing and collection functions and has no knowledge as to the compliance of these companies with the Year 2000 issue. Subsequent to December 31, 1998, the Business has begun to transition the billing and collection functions in-house through the use of a direct-billing system. No costs have been incurred in order to make the Business' systems Year 2000 compliant. No contingency plans and back-up systems are currently being written.

                                                                         ANNEX A

PERSONAL AND CONFIDENTIAL

December 20, 1999

Board of Directors
FlashNet Communications, Inc.
3001 Meacham Blvd.
Suite 100
Fort Worth, Texas 76137

Gentlemen:

  You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, no par value (the "Shares"), of FlashNet Communications, Inc. (the "Company") of the exchange ratio of 0.35 shares of Common Stock, par value $.01 per share ("Prodigy Common Stock"), of Prodigy Communications Corporation ("Prodigy") to be received for each Share (the "Exchange Ratio"), pursuant to the Agreement and Plan of Merger, dated as of November 5, 1999, among Prodigy, PUCKnut Corporation, a wholly-owned subsidiary of Prodigy, and the Company (the "Agreement"). On November 19, 1999, Prodigy and SBC Communications Inc. ("SBC") entered into various agreements pursuant to which they will combine certain business operations (the "SBC Transaction").

  Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company, having extended a $5 million loan to the Company on January 15, 1999 through our affiliate, Goldman Sachs Credit Partners L.P., which loan was repaid in connection with the Company's initial public offering, and having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. We also have provided various investment banking services to SBC from time to time, including having acted as financial advisor to SBC in connection with the SBC Transaction for which Goldman, Sachs & Co. will receive customary fees.

  In connection with this opinion, we have reviewed, among other things, the Agreement; the Company's Registration Statement on Form S-1 relating to its initial public offering, including the Prospectus therein dated March 16, 1999; Prodigy's Registration Statement on Form S-1 relating to its initial public offering, including the Prospectus therein dated February 10, 1999; the Annual Report on Form 10-K of Prodigy for the fiscal year ended December 31, 1998; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Prodigy; certain other communications from the Company and Prodigy to their respective stockholders; the Investment, Issuance, Contribution and Assumption Agreement, dated as of November 19, 1999, by and among SBC, SBC Internet Communications, Inc., Prodigy, Prodigy Transition Corporation, and Prodigy Communications Limited Partnership; the Strategic and Marketing Agreement, dated as of November 19, 1999, by and among SBC, SBC Internet Communications, Inc., Prodigy, and Prodigy Communications Limited Partnership; and certain internal financial analyses and forecasts for the Company and Prodigy prepared by their respective managements and for the business operations of SBC involved in the SBC Transaction, including certain operating synergies projected by the management of Prodigy to result from the SBC Transaction (the "Forecasts"). In addition, we have held discussions with members of the senior management of the Company and Prodigy regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the Agreement and the past and current business operations, financial condition and future prospects of their respective companies, including the Company's recent inability to obtain additional financing necessary to achieve continued revenue and subscriber growth on a standalone basis. We have held discussions with members of senior management of Prodigy regarding their assessment of the strategic rationale for, and the potential benefits of, the SBC Transaction and the past and current business operations, financial condition and future prospects of the business operations of SBC involved in the SBC Transaction. We have reviewed the reported price and trading activity for the Shares and Prodigy Common Stock, which like many Internet related stocks have been and are likely to continue to be subject to significant short term price and trading volatility, compared certain financial and stock market information for the Company and Prodigy with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the Internet service provider industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

  We have relied upon the accuracy and completeness of all of the financial and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available judgments and estimates of the Company and Prodigy. We have also taken into account, with your consent, the risks inherent in the Company's standalone business plans, including the view of management of the Company that the Company would be unable to obtain, on reasonable terms, financing necessary to achieve continued revenue and subscriber growth on a standalone basis. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or Prodigy or any of their subsidiaries or the business operations of SBC involved in the SBC Transaction and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such transaction.

  Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders of the Shares.

                                          Very truly yours,
                                          /s/ Goldman, Sachs & Co.

                                                                         ANNEX B

                                                                  COMPOSITE COPY

                          AGREEMENT AND PLAN OF MERGER

                                  by and among

                      PRODIGY COMMUNICATIONS CORPORATION,

                              PUCKNUT CORPORATION

                                      and

                         FLASHNET COMMUNICATIONS, INC.

                          Dated as of November 5, 1999
                        and amended as of March 15, 2000

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
 ARTICLE I   THE MERGER.................................................   B-1
        1.1  Effective Time of the Merger...............................   B-1
        1.2  Closing....................................................   B-1
        1.3  Effects of the Merger......................................   B-2
        1.4  Directors and Officers.....................................   B-2

 ARTICLE II  CONVERSION OF SECURITIES...................................   B-2
        2.1  Conversion of Capital Stock................................   B-2
        2.2  Exchange of Certificates...................................   B-3

 ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY..............   B-5
        3.1  Organization, Standing and Power; Subsidiaries.............   B-5
        3.2  Capitalization.............................................   B-6
        3.3  Authority; No Conflict; Required Filings and Consents......   B-7
        3.4  SEC Filings; Financial Statements..........................   B-8
        3.5  No Undisclosed Liabilities.................................   B-9
        3.6  Absence of Certain Changes or Events.......................   B-9
        3.7  Taxes......................................................   B-9
        3.8  Owned and Leased Real Properties...........................  B-11
        3.9  Intellectual Property......................................  B-11
        3.10 Agreements, Contracts and Commitments......................  B-11
        3.11 Litigation.................................................  B-12
        3.12 Environmental Matters......................................  B-12
        3.13 Employee Benefit Plans.....................................  B-13
        3.14 Compliance With Laws.......................................  B-14
        3.15 Permits....................................................  B-14
        3.16 Registration Statement; Proxy Statement/Prospectus.........  B-14
        3.17 Labor Matters..............................................  B-15
        3.18 Insurance..................................................  B-15
        3.19 Business Activity Restrictions.............................  B-15
        3.20 Year 2000 Compliance.......................................  B-15
        3.21 Assets.....................................................  B-16
        3.22 Subscribers................................................  B-17
        3.23 Accounts Receivable........................................  B-17
        3.24 No Existing Discussions....................................  B-17
        3.25 Opinion of Financial Advisor...............................  B-17
        3.26 Part Thirteen of the TBCA Not Applicable...................  B-17
        3.27 Tax Matters................................................  B-17
        3.28 Transactions with Affiliate................................  B-17
        3.29 Brokers; Schedule of Fees and Expenses.....................  B-17
        3.30 Disclosure.................................................  B-17

 ARTICLE IV  REPRESENTATIONS AND WARRANTIES OF THE BUYER AND THE
             TRANSITORY SUBSIDIARY......................................  B-18
        4.1  Organization, Standing and Power...........................  B-18
        4.2  Capitalization.............................................  B-18
        4.3  Authority; No Conflict; Required Filings and Consents......  B-18
        4.4  SEC Filings; Financial Statements..........................  B-19
        4.5  Absence of Certain Changes or Events.......................  B-19
        4.6  Tax Matters................................................  B-20
        4.7  Litigation.................................................  B-20

                                                                          Page
                                                                          ----
         4.8  Compliance with Laws......................................  B-20
         4.9  Registration Statement; Proxy Statement/Prospectus........  B-20
         4.10 Operations of the Transitory Subsidiary...................  B-20
         4.11 Brokers...................................................  B-20
         4.12 Disclosure................................................  B-20

 ARTICLE V    CONDUCT OF BUSINESS.......................................  B-20
         5.1  Covenants of the Company..................................  B-20
         5.2  Cooperation...............................................  B-23
         5.3  Confidentiality...........................................  B-23

 ARTICLE VI   ADDITIONAL AGREEMENTS.....................................  B-23
         6.1  No Solicitation...........................................  B-23
         6.2  Proxy Statement/Prospectus; Registration Statement........  B-24
         6.3  Nasdaq Quotation..........................................  B-25
         6.4  Access to Information.....................................  B-25
         6.5  Stockholders Meeting......................................  B-25
         6.6  Legal Conditions to the Merger............................  B-26
         6.7  Public Disclosure.........................................  B-27
         6.8  Tax-Free Reorganization...................................  B-27
         6.9  Affiliate Agreements......................................  B-27
         6.10 Nasdaq National Market Listing............................  B-27
         6.11 Company Stock Options, Warrants and Plans.................  B-27
         6.12 Stockholder Litigation....................................  B-28
         6.13 Indemnification...........................................  B-28
         6.14 Notification of Certain Matters...........................  B-29

 ARTICLE VII  CONDITIONS TO MERGER......................................  B-29
              Conditions to Each Party's Obligation To Effect the
         7.1  Merger....................................................  B-29
         7.2  Additional Conditions to Obligations of the Buyer and the
              Transitory Subsidiary.....................................  B-30
         7.3  Additional Conditions to Obligations of the Company.......  B-30

 ARTICLE VIII TERMINATION AND AMENDMENT.................................  B-31
         8.1  Termination...............................................  B-31
         8.2  Effect of Termination.....................................  B-32
         8.3  Fees and Expenses.........................................  B-32
         8.4  Amendment.................................................  B-33
         8.5  Extension; Waiver.........................................  B-33

 ARTICLE IX   MISCELLANEOUS.............................................  B-33
         9.1  Nonsurvival of Representations and Warranties.............  B-33
         9.2  Notices...................................................  B-34
         9.3  Entire Agreement..........................................  B-34
         9.4  No Third Party Beneficiaries..............................  B-34
         9.5  Assignment................................................  B-35
         9.6  Severability..............................................  B-35
         9.7  Counterparts and Signature................................  B-35
         9.8  Interpretation............................................  B-35
         9.9  Governing Law.............................................  B-35
         9.10 Remedies..................................................  B-35
         9.11 Waiver of Jury Trial......................................  B-36

                             TABLE OF DEFINED TERMS

                                                                 Cross Reference
Terms                                                             in Agreement
-----                                                            ---------------
Affiliate....................................................... Section 6.9
Affiliate Agreement............................................. Section 6.9
Agreement....................................................... Preamble
Alternative Transaction......................................... Section 8.3(g)
Antitrust Laws.................................................. Section 6.6(b)
Antitrust Order................................................. Section 6.6(b)
Articles of Merger.............................................. Section 1.1
Buyer........................................................... Preamble
Buyer Balance Sheet............................................. Section 4.4(b)
Buyer Common Stock.............................................. Section 2.1(c)
Buyer Disclosure Schedule....................................... Article IV
Buyer Material Adverse Effect................................... Section 4.1
Buyer Preferred Stock........................................... Section 4.2
Buyer SEC Reports............................................... Section 4.4(a)
Certificates.................................................... Section 2.2(b)
Certificate of Merger........................................... Section 1.1
Closing......................................................... Section 1.2
Closing Date.................................................... Section 1.2
Code............................................................ Preamble
Company......................................................... Preamble
Company Balance Sheet........................................... Section 3.4(b)
Company Common Stock............................................ Section 2.1(b)
Company Disclosure Schedule..................................... Article III
Company Employee Plans.......................................... Section 3.13(a)
Company Intellectual Property Rights............................ Section 3.9(a)
Company Leases.................................................. Section 3.8(b)
Company Material Adverse Effect................................. Section 3.1(a)
Company Material Contracts...................................... Section 3.10
Company Meeting................................................. Section 3.16
Company Permits................................................. Section 3.15
Company Preferred Stock......................................... Section 3.2(a)
Company SEC Reports............................................. Section 3.4(a)
Company Stock Options........................................... Section 3.2(b)
Company Stock Option Agreement.................................. Preamble
Company Stock Plans............................................. Section 3.2(b)
Company Voting Proposal......................................... Section 6.5(a)
Company Warrants................................................ Section 3.2(b)
Confidentiality Agreement....................................... Section 5.3
Constituent Corporations........................................ Section 1.3
DGCL............................................................ Section 1.1
Effective Time.................................................. Section 1.1
Employee Benefit Plan........................................... Section 3.13(a)
Environmental Law............................................... Section 3.12(b)
ERISA Affiliate................................................. Section 3.13(a)
ERISA........................................................... Section 3.13(a)
Exchange Agent.................................................. Section 2.2(a)
Exchange Fund................................................... Section 2.2(a)
Exchange Act.................................................... Section 3.3(c)

                                                             Cross Reference
Terms                                                          in Agreement
-----                                                      --------------------
Exchange Ratio............................................ Section 2.1(c)
Governmental Entity....................................... Section 3.3(c)
Hazardous Substance....................................... Section 3.12(c)
HSR Act................................................... Section 3.3(c)
Indemnified Parties....................................... Section 6.13
Insurance Policies........................................ Section 3.18
Liens..................................................... Section 3.21
Merger.................................................... Preamble
Outside Date.............................................. Section 8.1(b)
Proxy Statement........................................... Section 3.16
Registration Statement.................................... Section 3.16
Rule 145.................................................. Section 6.9
SEC....................................................... Section 3.3(c)
Securities Act............................................ Section 3.4(a)
Stockholder Agreement..................................... Preamble
Subsidiary................................................ Section 3.1(b)
Superior Proposal......................................... Section 6.1(a)(A)(1)
Surviving Corporation..................................... Section 1.3
Tax Returns............................................... Section 3.7(a)
Taxes..................................................... Section 3.7(a)
TBCA...................................................... Section 1.1
Third Party............................................... Section 8.3(g)
Transitory Subsidiary..................................... Preamble
Year 2000 Compliant....................................... Section 3.20(d)

                          AGREEMENT AND PLAN OF MERGER

  THIS AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of November 5, 1999 and as amended as of March 15, 2000, is by and among Prodigy
Communications Corporation, a Delaware corporation (the "Buyer"), PUCKnut Corporation, a Delaware corporation and a wholly owned subsidiary of Buyer (the "Transitory Subsidiary"), and FlashNet Communications, Inc., a Texas corporation (the "Company").

  WHEREAS, the Boards of Directors of the Buyer and the Company deem it advisable and in the best interests of each corporation and its respective stockholders that the Buyer and the Company combine in order to advance the long-term business interests of the Buyer and the Company;

  WHEREAS, the combination of the Buyer and the Company shall be effected by the terms of this Agreement through a merger of the Transitory Subsidiary into the Company, as a result of which the stockholders of the Company will become stockholders of the Buyer (the "Merger");

  WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Buyer's willingness to enter into this Agreement, the Company has entered into a Stock Option Agreement dated as of the date of this Agreement and attached hereto as Exhibit A (the "Company Stock Option Agreement"), pursuant to which the Company granted the Buyer an option to purchase shares of common stock of the Company under certain circumstances;

  WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Buyer's willingness to enter into this Agreement, the stockholders of the Company specified in Section 6.5(c) of this Agreement have entered into a Stockholder Agreement dated as of the date of this Agreement in the form attached as Exhibit B (the "Stockholder Agreement"), pursuant to which such stockholders agreed to give the Buyer a proxy to vote all of the shares of capital stock of the Company that such stockholders own; and

  WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

  NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the Buyer, the Transitory Subsidiary and the Company agree as follows:

                                   ARTICLE I

                                   THE MERGER

  1.1 Effective Time of the Merger. Subject to the provisions of this Agreement, prior to the Closing (as defined in Section 1.2), the Buyer shall prepare, and on the Closing Date (as defined in Section 1.2) or as soon as practicable thereafter the Buyer shall cause to be filed (i) with the Secretary of State of the State of Delaware, a certificate of merger (the "Certificate of Merger") in such form as is required by, and executed by the Surviving Corporation (as defined in Section 1.3) in accordance with, the relevant provisions of the Delaware General Corporation Law ("DGCL"), (ii) with the Secretary of State of the State of Texas, articles of merger ("Articles of Merger") in such form as required by, and executed by the Constituent Corporations (as defined in Section 1.3) in accordance with the relevant provisions of the Texas Business Corporation Act ("TBCA"), and shall make all other filings or recordings required under the DGCL and TBCA. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and the Articles of Merger with the Secretary of State of the State of Texas or at such later time as is established by the Buyer and the Company and set forth in the Certificate of Merger and Articles of Merger (the "Effective Time").

  1.2 Closing. The closing of the Merger (the "Closing") shall take place at 10:00 a.m., Boston time, on a date to be specified by the Buyer and the Company (the "Closing Date"), which shall be no later than the second business day after satisfaction or waiver of the conditions set forth in
Article VII (other than delivery of items to be delivered at the Closing), at the offices of Hale and Dorr LLP, 60 State Street, Boston, Massachusetts, unless another date, place or time is agreed to in writing by the Buyer and the Company.

  1.3 Effects of the Merger. At the Effective Time (i) the separate existence of the Transitory Subsidiary shall cease and the Transitory Subsidiary shall be merged with and into the Company (the Transitory Subsidiary and the Company are sometimes referred to below as the "Constituent Corporations" and the Company following the Merger is sometimes referred to below as the "Surviving Corporation"), (ii) the Restated Articles of Incorporation of the Company shall be amended so that the third paragarph of ARTICLE TWO of such Restated Articles of Incorporation reads in its entirety as follows: "The total number of shares of all classes of stock which the Corporation shall have authority to issue is 1,000, all of which shall consist of common stock, $.01 par value per share," and, as so amended, such Restated Articles of Incorporation shall be the Restated Articles of Incorporation of the Surviving Corporation, and (iii) the By-laws of the Company as of the date hereof, with such changes as are specified by the Buyer prior to the Effective Time, shall be the By-laws of the Surviving Corporation. The Merger shall have the effects set forth in Section 259 of the DGCL and Article 5.06 of the TBCA.

  1.4 Directors and Officers. Except as specified in Section 1.4 of the Company Disclosure Schedule, the directors and officers of the Transitory Subsidiary immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Corporation, each to hold office in accordance with the Restated Articles of Incorporation and By-laws of the Surviving Corporation.

                                   ARTICLE II

                            CONVERSION OF SECURITIES

  2.1 Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of the capital stock of the Company or capital stock of the Transitory Subsidiary:

    (a) Capital Stock of the Transitory Subsidiary. Each issued and outstanding share of the capital stock of the Transitory Subsidiary shall be converted into and become one fully paid and nonassessable share of common stock, $.01 par value per share, of the Surviving Corporation.

    (b) Cancellation of Treasury Stock and Buyer-Owned Stock. All shares of common stock, no par value, of the Company ("Company Common Stock") that are owned by the Company as treasury stock or by any wholly owned Subsidiary (as defined in Section 3.1) of the Company and any shares of Company Common Stock owned by the Buyer, the Transitory Subsidiary or any other wholly owned Subsidiary of the Buyer shall be canceled and retired and shall cease to exist and no stock of the Buyer or other consideration shall be delivered in exchange therefor.

    (c) Exchange Ratio for Company Common Stock. Subject to Section 2.2, each share of Company Common Stock (other than shares to be canceled in accordance with Section 2.1(b)) issued and outstanding immediately before the Effective Time, and all rights in respect thereof, shall be automatically converted into 0.35 share (the "Exchange Ratio ") of common stock, $.01 par value per share, of the Buyer ("Buyer Common Stock"). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the shares of Buyer Common Stock and any cash in lieu of fractional shares of Buyer Common Stock to be issued or paid in consideration therefor upon surrender of such certificate in accordance with Section 2.2, without interest.

    (d) Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Buyer Common Stock or Company Common Stock), reorganization, recapitalization or other like change with respect to Buyer Common Stock or Company Common Stock occurring after the date hereof and prior to the Effective Time.

    (e) Unvested Stock. At the Effective Time, any unvested shares of Company Common Stock awarded to employees, directors or consultants pursuant to any of the Company's plans or arrangements and outstanding immediately prior to the Effective Time shall be converted to unvested shares of Buyer Common Stock in accordance with the Exchange Ratio and shall remain subject to the same terms, restrictions and vesting schedule as in effect immediately prior to the Effective Time, except to the extent by their terms such unvested shares of Company Common Stock vest at the Effective Time. All outstanding rights which the Company may hold immediately prior to the Effective Time to repurchase unvested shares of Company Common Stock shall be assigned to in the Merger and shall thereafter be exercisable by Buyer by Buyer upon the same terms and conditions in effect immediately prior to the Effective Time, except that the shares purchasable pursuant to such rights and the purchase price payable per share shall be adjusted to reflect the Exchange Ratio.

    (f) Treatment of Company Options and Company Warrants. Outstanding Company Options and Company Warrants (in each case as defined in Section 3.2(b)) shall be treated following the Effective Time in the manner set forth in Section 6.11.

  2.2 Exchange of Certificates. The procedures for exchanging outstanding shares of Company Common Stock for Buyer Common Stock pursuant to the Merger are as follows:

    (a) Exchange Agent. As of the Effective Time, the Buyer shall deposit with a bank or trust company designated by the Buyer (the "Exchange Agent"), for the benefit of the holders of shares of the Company Common Stock, for exchange in accordance with this Section 2.2, through the Exchange Agent, (i) certificates representing the shares of Buyer Common Stock (such shares of Buyer Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund") issuable pursuant to Section 2.1 in exchange for outstanding shares of the Company Common Stock, (ii) cash in an amount sufficient to make payments required pursuant to Section 2.2(e), and (iii) any dividends or distributions to which holders of Certificates (as defined below) may be entitled pursuant to Section 2.2(c)

    (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of the Company Common Stock (the "Certificates") whose shares were converted pursuant to Section 2.1 into the right to receive shares of Buyer Common Stock (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as the Buyer may reasonably specify) and (ii) instructions for effecting the surrender of the Certificates in exchange for certificates representing shares of Buyer Common Stock (plus cash in lieu of fractional shares, if any, of Buyer Common Stock and any dividends or distributions as provided below). Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by the Buyer, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Buyer Common Stock which such holder has the right to receive pursuant to the provisions of this Article II plus cash in lieu of fractional shares pursuant to Section 2.2(e) and any dividends or distributions pursuant to
  Section 2.2(c), and the Certificate so surrendered shall immediately be canceled. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Buyer Common Stock plus cash in lieu of fractional shares pursuant to Section 2.2(e) and any dividends or distributions pursuant to Section 2.2(c) may be issued and paid to a person other than the person in whose name the Certificate so surrender is registered, if such Certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of Buyer Common Stock plus cash in lieu of fractional shares pursuant to Section 2.2(e) and any dividends or distributions pursuant to Section 2.2(c) as contemplated by this Section 2.2.

    (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to Buyer Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Buyer Common Stock represented thereby and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to
  Section 2.2(e) until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be issued and paid to the record holder of the Certificate, (i) certificates representing whole shares of Buyer Common Stock issued in exchange therefor, without interest, (ii) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Buyer Common Stock to which such holder is entitled pursuant to Section 2.2(e) and the amount of dividends or other distributions with a record date after the Effective Time previously paid with respect to such whole shares of Buyer Common Stock, and (iii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Buyer Common Stock.

    (d) No Further Ownership Rights in Company Common Stock. All shares of Buyer Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms hereof (including any cash or other distributions paid pursuant to Sections 2.2(c) or 2.2(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock, and from and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

    (e) No Fractional Shares. No certificate or scrip representing fractional shares of Buyer Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of the Buyer. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Buyer Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Buyer Common Stock multiplied by the average of the last reported sales prices of the Buyer Common Stock on the Nasdaq National Market during the ten (10) consecutive trading days ending on and including the last trading day prior to the Effective Time.

    (f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Stock for 180 days after the Effective Time shall be delivered to the Buyer, upon demand, and any holder of Company Common Stock who has not previously complied with this Section 2.2 shall thereafter look only to the Buyer for payment of its claim for Buyer Common Stock, any cash in lieu of fractional shares of Buyer Common Stock and any dividends or distributions with respect to Buyer Common Stock.

    (g) No Liability. To the extent permitted by applicable law, none of the Buyer, the Transitory Subsidiary, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any holder of shares of Company Common Stock or Buyer Common Stock, as the case may be, for such shares (or dividends or distributions with respect thereto) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate shall not have been surrendered prior to one year after the Effective Time (or immediately prior to such earlier date on which any shares of Buyer Common Stock, and any cash payable to the holder of such Certificate pursuant to this Article II or any dividends or distributions payable to the holder of such Certificate would otherwise escheat to or become the property of any Governmental Entity (as defined in Section 3.3(c))), any such shares of Buyer Common Stock or cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

    (h) Withholding Rights. Each of the Buyer and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable provision of law. To the extent that amounts are so withheld by the Surviving Corporation or the Buyer, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by the Surviving Corporation or the Buyer, as the case may be.

    (i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Buyer Common Stock and any cash in lieu of fractional shares, and unpaid dividends and distributions on shares of Buyer Common Stock deliverable in respect thereof pursuant to this Agreement.

                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

  The Company represents and warrants to the Buyer and the Transitory Subsidiary that the statements contained in this Article III are true and correct, except as set forth herein or in the disclosure schedule delivered by the Company to the Buyer on or before the date of this Agreement (the "Company Disclosure Schedule"). The Company Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article III and the disclosure in any paragraph shall qualify other paragraphs in this Article III only to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other paragraphs.

  3.1 Organization, Standing and Power; Subsidiaries.

    (a) Each of the Company and its Subsidiaries (as defined below) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified, individually or in the aggregate, would be reasonably likely to have a material adverse effect on the business, properties, financial condition, results of operations or prospects of the Company and its Subsidiaries, taken as a whole, or to have a material adverse effect on the ability of the Company to consummate the transactions contemplated by this Agreement or the Company Stock Option Agreement (a "Company Material Adverse Effect"); provided, however, that "Company Material Adverse Effect" shall not include any adverse change, effect or event that (i) is demonstrably shown to have been proximately caused by the announcement or pendency of the Merger, (ii) is caused by any breach of any representation, warranty or covenant by the Buyer or the Transitory Subsidiary, or (iii) applies generally to any entity engaged in the same business in which the Company is engaged.

    (b) Except as set forth in the Company SEC Reports (as defined in Section 3.4) filed prior to the date of this Agreement, neither the Company nor any of its Subsidiaries directly or indirectly owns any equity, membership, partnership or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity, membership, partnership or similar interest in, any corporation, partnership, joint venture, limited liability company or other business association or entity, whether incorporated or unincorporated. As used in this Agreement, the word "Subsidiary" means, with respect to a party, any corporation, partnership, joint venture, limited liability company or other business association or entity, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party and/or one or more of its Subsidiaries do not have a majority of the voting interest in such partnership), (ii) such party and/or one or more of its Subsidiaries holds voting power to elect a majority of the board of directors or other governing body performing similar functions, or (iii) such party and/or one or more of its Subsidiaries, directly or indirectly, owns or controls more than 50% of the equity, membership, partnership or similar interests.

    (c) The Company has delivered to the Buyer complete and accurate copies of the Restated Articles of Incorporation and By-laws of the Company and of the charter, by-laws or other organization documents of each Subsidiary of the Company.

  3.2 Capitalization.

    (a) The authorized capital stock of the Company consists of 50,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, $1.00 par value per share ("Company Preferred Stock"). As of the close of business on the date immediately preceding the date of this Agreement, (i) 14,258,690 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Common Stock were held in the treasury of the Company or by Subsidiaries of the Company, and (iii) no shares of the Company Preferred Stock were issued and outstanding.

    (b) Section 3.2(b) of Company Disclosure Schedule lists the number of shares of Company Common Stock reserved for future issuance pursuant to stock options granted and outstanding as of the date of this Agreement and the plans under which such options were granted (collectively, the "Company Stock Plans") and sets forth a complete and accurate list of all holders of outstanding options to purchase shares of Company Common Stock (such outstanding options, the "Company Stock Options") under the Company Stock Plans, indicating the number of shares of Company Common Stock subject to each Company Stock Option, and the exercise price, the date of grant, vesting schedule and the expiration date thereof. Section 3.2(b) of the Company Disclosure Schedule shows the number of shares of Company Common Stock reserved for future issuance pursuant to warrants or other outstanding rights to purchase shares of Company Common Stock outstanding as of the date of this Agreement (such outstanding warrants or other rights, the "Company Warrants") and the agreement or other document under which such Company Warrants were granted and sets forth a complete and accurate list of all holders of Company Warrants indicating the number and type of shares of Company Common Stock subject to each Company Warrant, and the exercise price, the date of grant and the expiration date thereof. Except (x) as set forth in this Section 3.2(b) of the Company Disclosure Schedule and (y) as reserved for future grants under Company Stock Plans, (i) there are no equity securities of any class of the Company or any of its Subsidiaries, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding and (ii) there are no options, warrants, equity securities, calls, rights, commitments or agreements of any character to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound obligating the Company or any of its Subsidiaries to issue, transfer, deliver or sell, or cause to be issued, transferred, delivered or sold, additional shares of capital stock of the Company or any of its Subsidiaries or any security or rights convertible into or exchangeable or exercisable for any such shares, or obligating the Company or any of its Subsidiaries to grant, extend, accelerate the vesting of, otherwise modify or amend or enter into any such option, warrant, equity security, call, right, commitment or agreement. Neither the Company nor any of its Subsidiaries has issued and outstanding any stock appreciation rights, phantom stock, performance based rights or similar rights or obligations. To the knowledge of the Company, other than the Stockholders Agreements, there are no agreements or understandings with respect to the voting (including voting trusts and proxies) or sale or transfer (including agreements imposing transfer restrictions) of any shares of capital stock of the Company or any of its Subsidiaries.

    (c) All outstanding shares of Company Common Stock are, and all shares of Company Common Stock subject to issuance as specified above, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the TBCA, the Company's Restated Articles of Incorporation or By-laws or any agreement to which the Company is a party or is otherwise bound. There are no obligations, contingent or otherwise, of Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of the Company Common Stock or the capital stock of the Company or any of its Subsidiaries or to provide funds to or make any material investment (in the form of a loan, capital contribution or otherwise) in the Company or any Subsidiary of the Company or any other entity, other than guarantees of bank obligations of Subsidiaries of the Company entered into in the ordinary course of business.

    (d) All of the outstanding shares of capital stock of each of the Company's Subsidiaries are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and all such shares are owned, of record and beneficially, by the Company or another Subsidiary of the Company free and clear of all security interests, liens, claims, pledges, agreements, limitations in the Company's voting rights, charges or other encumbrances of any nature.

    (e) No consent of the holders of Company Stock Options is required in connection with the conversion of such options contemplated by Section 6.11.

  3.3 Authority; No Conflict; Required Filings and Consents.

    (a) The Company has all requisite corporate power and authority to enter into this Agreement and the Company Stock Option Agreement and to consummate the transactions contemplated by this Agreement and the Company Stock Option Agreement. The execution and delivery of this Agreement and the Company Stock Option Agreement and the consummation of the transactions contemplated by this Agreement and the Company Stock Option Agreement by the Company have been duly authorized by all necessary corporate action on the part of the Company, subject only to the approval of the Merger by the Company's stockholders under the TBCA. This Agreement and the Company Stock Option Agreement have been duly executed and delivered by the Company and constitute the valid and binding obligations of the Company, enforceable in accordance with their respective terms, except as such enforceability may be limited by principles of public policy and subject to bankruptcy, insolvency and other laws relating to or affecting creditors' rights generally and to general equitable principles.

    (b) The execution and delivery of this Agreement and the Company Stock Option Agreement by the Company does not, and the consummation of the transactions contemplated by this Agreement and the Company Stock Option Agreement will not, (i) conflict with, or result in any violation or breach of, any provision of the Restated Articles of Incorporation or By-laws of the Company or the charter, by-laws, or other organizational document of any Subsidiary of the Company, (ii) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract or other agreement, instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iii) subject to compliance with the requirements specified in clauses (i), (ii), (iii),
  (iv) and (v) of Section 3.3(c), conflict with or violate any permit, concession, franchise, license, judgment, injunction, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or any of its or their properties or assets, except in the case of (ii) and (iii) for any such conflicts, violations, breaches, defaults, terminations, cancellations or accelerations which, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect.

    (c) No consent, approval, license, permit, order or authorization of, or, registration, declaration, notice or filing with, any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or agency (a "Governmental Entity") is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement and the Company Stock Option Agreement by the Company or the consummation of the transactions contemplated by this Agreement or the Company Stock Option Agreement, except for (i) the filing of a pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (ii) the filing of the Certificate of Merger with the Secretary of State of the States of Delaware and the filing of Articles of Merger with the Secretary of State of the State of Texas, (iii) the filing of the Proxy Statement (as defined in Section 3.16 below) with the Securities and Exchange Commission (the "SEC") in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (iv) the filing of such reports or schedules under Section 13 of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby and (v) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws.

    (d) The affirmative vote of the holders of two-thirds of the outstanding shares of Company Common Stock on the record date for the Company Meeting (as defined below) is the only vote of the holders of any class or series of the Company's capital stock or other securities necessary to approve the Merger. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.

  3.4 SEC Filings; Financial Statements.

    (a) The Company has filed and made available to the Buyer all forms, reports and other documents required to be filed by the Company with the SEC since December 18, 1998. All such required forms, reports and other documents (including those that the Company may file after the date hereof until the Closing) are referred to herein as the "Company SEC Reports." The Company SEC Reports (i) were or will be filed on a timely basis, (ii) were or will be prepared in compliance in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports, and (iii) did not or will not at the time they were or are filed contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Company SEC

  Reports or necessary in order to make the statements in such Company SEC Reports, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is required to file any forms, reports or other documents with the SEC.

    (b) Each of the consolidated financial statements (including, in each case, any related notes and schedules) contained or to be contained in the Company SEC Reports (i) complied or will comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were or will be prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by the SEC on Form 10-Q under the Exchange Act) and (iii) fairly presented or will fairly present the consolidated financial position of Company and its Subsidiaries as of the dates and the consolidated results of its operations and cash flows for the periods indicated, consistent with the books and records of the Company and its Subsidiaries, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount. The unaudited balance sheet of the Company as of September 30, 1999 is referred to herein as the "Company Balance Sheet."

  3.5 No Undisclosed Liabilities. Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement, and except for normal or recurring liabilities incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practices, the Company and its Subsidiaries do not have any liabilities, either accrued, contingent or otherwise (whether or not required to be reflected in financial statements in accordance with generally accepted accounting principles), and whether due or to become due, which, individually or in the aggregate, are reasonably likely to have a Company Material Adverse Effect.

  3.6 Absence of Certain Changes or Events. Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement, since the date of the Company Balance Sheet, the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course and in a manner consistent with past practice and, since such date, there has not been (i) any event, change or development in the business, properties, financial condition, results of operations or prospects of the Company and its Subsidiaries, taken as a whole, which, individually or in the aggregate, has had, or is reasonably likely to have, a Company Material Adverse Effect; (ii) any damage, destruction or loss (whether or not covered by insurance) with respect to the Company or any of its Subsidiaries which, individually or in the aggregate, has had, or is reasonably likely to have, a Company Material Adverse Effect; or (iii) any other action or event that would have required the consent of the Buyer pursuant to Section 5.1 of this Agreement had such action or event occurred after the date of this Agreement.

  3.7 Taxes.

    (a) The Company and each of its Subsidiaries has filed all Tax Returns (as defined below) that it was required to file, and all such Tax Returns were correct and complete except for any errors or omissions which are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect. The Company and each of its Subsidiaries has paid on a timely basis all Taxes (as defined below) that are shown to be due on any such Tax Returns. The unpaid Taxes of the Company and its Subsidiaries for Tax periods through the date of the Company Balance Sheet do not exceed in any material respect the accruals and reserves for Taxes set forth on the Company Balance Sheet exclusive of any accruals and reserves for "deferred taxes" or similar items that reflect timing differences between Tax and financial accounting principles. All Taxes that the Company or any of its Subsidiaries is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Entity. For purposes of this Agreement, (i) "Taxes" means all taxes, charges, fees, levies or other similar assessments or liabilities, including income, gross receipts, ad valorem, premium, value-added, excise, real property, personal property, sales, use, services, transfer, withholding, employment, payroll and franchise taxes imposed by the United States of America or any state, local or foreign government, or any agency thereof, or other political subdivision of the United States or any such government, and any interest, fines, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof and (ii) "Tax Returns" means all reports, returns, declarations, statements or other information required to be supplied to a taxing authority in connection with Taxes.

    (b) The Company has delivered or otherwise made available to the Buyer correct and complete copies of all federal income Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by the Company or any of its Subsidiaries since inception. The federal income Tax Returns of the Company and each of its Subsidiaries have not been audited by the Internal Revenue Service or are closed by the applicable statute of limitations for all taxable years through the taxable year specified in
  Section 3.7(b) of the Company Disclosure Schedule. The Company has made available to the Buyer correct and complete copies of all other Tax Returns of the Company and its Subsidiaries together with all related examination reports and statements of deficiency for all periods from and after January 1, 1996. No examination or audit of any Tax Return of the Company or any of its Subsidiaries by any Governmental Entity is currently in progress or, to the knowledge of the Company, threatened or contemplated. Neither the Company nor any of its Subsidiaries has been informed by any Governmental Entity that the Governmental Entity believes that the Company or any of its Subsidiaries was required to file any Tax Return that was not filed. Neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to an extension of time with respect to a Tax assessment or deficiency.

    (c) Neither the Company nor any of its Subsidiaries: (i) is a "consenting corporation" within the meaning of Section 341(f) of the Code, and none of the assets of the Company or its Subsidiaries are subject to an election under Section 341(f) of the Code; (ii) has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code; (iii) has made any payments, is obligated to make any payments, or is a party to any agreement that could obligate it to make any payments that may be treated as an "excess parachute payment" under Section 280G of the Code; (iv) has any actual or potential liability for any Taxes of any person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of law in any jurisdiction), or as a transferee or successor, by contract, or otherwise; or (v) is or has been required to make a basis reduction pursuant to Treasury Regulation Section 1.1502-20(b) or Treasury Regulation Section 1.337(d)-2(b).

    (d) None of the assets of the Company or any of its Subsidiaries: (i) is property that is required to be treated as being owned by any other person pursuant to the provisions of former Section 168(f)(8) of the Code; (ii) is "tax-exempt use property" within the meaning of Section 168(h) of the Code; or (iii) directly or indirectly secures any debt the interest on which is tax exempt under Section 103(a) of the Code.

    (e) Neither the Company nor any of its Subsidiaries has undergone, or will undergo as a result of the transactions contemplated by the Agreement, a change in its method of accounting resulting in an adjustment to its taxable income pursuant to Section 481(h) of the Code.

    (f) No state or federal "net operating loss" of the Company determined as of the Closing Date is subject to limitation on its use pursuant to Section 382 of the Code or comparable provisions of state law as a result of any "ownership change" within the meaning of Section 382(g) of the Code or comparable provisions of any state law occurring prior to the Closing Date.

    (g) Neither the Company nor any of its Subsidiaries (i) is or has ever been a member of a group of corporations with which it has filed (or been required to file) consolidated, combined or unitary Tax

  Returns, other than a group of which only the Company and its Subsidiaries are or were members or (ii) is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement.

  3.8 Owned and Leased Real Properties.

    (a) The Company does not and has never owned any real property.

    (b) The Company has provided or otherwise made available to the Buyer a complete and accurate list of all real property leased by the Company or its Subsidiaries (collectively "Company Leases") and the location of the premises. The Company is not in default under any of the Company Leases. Each of the Company Leases is in full force and effect and will not cease to be in full force and effect as a result of the transactions contemplated by this Agreement.

  3.9 Intellectual Property.

    (a) The Company and its Subsidiaries exclusively own, or are licensed or otherwise possess legally enforceable rights to use on an exclusive basis, without any obligation to make any fixed or contingent payments, including any royalty payments, all patents, trademarks, trade names, domain names, service marks and copyrights, any applications for and registrations of such patents, trademarks, trade names, domain names, service marks and copyrights, and all processes, formulae, methods, schematics, technology, know-how, computer software programs or applications and tangible or intangible proprietary information or material that are used or necessary to conduct the business of the Company and its Subsidiaries as currently conducted (the "Company Intellectual Property Rights").

    (b) The execution and delivery of this Agreement and consummation of the Merger will not result in the breach of, or create on behalf of any third party the right to terminate or modify, any material license, sublicense or other agreement relating to the Company Intellectual Property Rights, or any license, sublicense and other agreement as to which the Company or any of its Subsidiaries is a party and pursuant to which the Company or any of its Subsidiaries is authorized to use any third party patents, trademarks, copyrights or trade secrets (the "Company Third Party Intellectual Property Rights"), including software that is used in the manufacture of, incorporated in, or forms a part of any product or service sold by or expected to be sold by a Company or any of its Subsidiaries.

    (c) All patents, registered trademarks, service marks and copyrights which are held by the Company or any of its Subsidiaries and which are material to the business of the Company and its Subsidiaries, taken as a whole, are valid and subsisting. The Company and its Subsidiaries have taken commercially reasonable measures to protect the proprietary nature of the Company Intellectual Property Rights that are material to the business of the Company and its Subsidiaries, taken as a whole, and to maintain in confidence all trade secrets and confidential information owned or used by the Company or any of its Subsidiaries and that are material to the business of the Company and its Subsidiaries, taken as a whole. To the knowledge of the Company, no other person or entity is infringing, violating or misappropriating any of the Company Intellectual Property Rights. None of the activities or business previously or currently conducted by the Company or any of the Subsidiaries infringes, violates or constitutes a misappropriation of, any patents, trademarks, trade names, service marks and copyrights, any applications for and registrations of such patents, trademarks, trade names, service marks and copyrights, and all processes, formulae, methods, schematics, technology, know-how, computer software programs or applications and tangible or intangible proprietary information or material of any other person or entity. Neither the Company nor any of its Subsidiaries has received any complaint, claim or notice alleging any such infringement, violation or misappropriation.

  3.10 Agreements, Contracts and Commitments.

    (a) There are no contracts or agreements that are material contracts (as defined in Item 601(b)(10) of Regulation S-K) with respect to the Company and its Subsidiaries (the "Company Material Contracts"), other than the Company Material Contracts identified on the exhibit indices of the Company SEC Reports filed prior to the date of this Agreement. Each Company Material Contract has not expired by its terms and is in full force and effect. Neither the Company nor any of its Subsidiaries is in violation of or in default under (nor does there exist any condition which, upon the passage of time or the giving of notice or both, would cause such a violation of or default under) any loan or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise, license or other contract, arrangement or understanding to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults which, individually or in the aggregate, have not resulted in, and are not reasonably likely to result in, a Company Material Adverse Effect.

    (b) Section 3.10(b) of the Company Disclosure Schedule sets forth a complete list of each contract or agreement to which the Company or any of its Subsidiaries is a party or bound with any Affiliate of the Company (other than any Subsidiary which is a direct or indirect wholly owned Subsidiary of the Company).

  3.11 Litigation. Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement, there is no action, suit, proceeding, claim, arbitration or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries which, individually or in the aggregate, has had, or is reasonably likely to have, a Company Material Adverse Effect. There are no judgments, orders or decrees outstanding against the Company.

  3.12 Environmental Matters.

    (a) Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement and except for such matters which, individually or in the aggregate, have not had, and are not reasonably likely to have a Company Material Adverse Effect: (i) the Company and each of its Subsidiaries has complied with, and is not in violation of, any applicable Environmental Laws (as defined in Section 3.12(b)); (ii) the properties currently owned or operated by the Company and its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) are not contaminated with any Hazardous Substances (as defined in Section 3.12(c));
  (iii) the properties formerly owned or operated by the Company or any of its Subsidiaries were not contaminated with Hazardous Substances prior to or during the period of ownership or operation by the Company or any of its Subsidiaries; (iv) neither the Company nor its Subsidiaries are subject to liability for any Hazardous Substance disposal or contamination on the property of any third party; (v) neither the Company nor any of its Subsidiaries have released any Hazardous Substance to the environment; (vi) neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of, liable under or have obligations under any Environmental Law; (vii) neither the Company nor any of its Subsidiaries is subject to any orders, decrees, injunctions or other arrangements with any Governmental Entity or is subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances; and (viii) there are no circumstances or conditions involving the Company or any of its Subsidiaries that could reasonably be expected to result in any claims, liability, obligations, investigations, costs or restrictions on the ownership, use or transfer of any property of the Company or any of its Subsidiaries pursuant to any Environmental Law.

    (b) For purposes of this Agreement, "Environmental Law" means any law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement of any jurisdiction relating to: (A) the protection, investigation or restoration of the environment, human health and safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property.

    (c) For purposes of this Agreement, "Hazardous Substance" means any substance that is: (A) listed, classified, regulated or which falls within the definition of a "hazardous substance" or "hazardous material" pursuant to any Environmental Law; (B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or (C) any other substance which is the subject of regulatory action by any Governmental Entity pursuant to any Environmental Law.

    (d) Section 3.12(d) of the Company Disclosure Schedule sets forth a complete and accurate list of all documents (whether in hard copy or electronic form) that contain any environmental reports, investigations and audits relating to premises currently or previously owned or operated by the Company or any of its Subsidiaries (whether conducted by or on behalf of the Company or one of its Subsidiaries or a third party, and whether done at the initiative of the Company or one of its Subsidiaries or directed by a Governmental Entity or other third party) which were issued or conducted during the past five years and which the Company has possession of or access to. A complete and accurate copy of each such document has been provided to the Buyer.

  3.13 Employee Benefit Plans.

    (a) Section 3.13(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all Employee Benefit Plans (as defined below) maintained, or contributed to, by the Company, any Subsidiary of the Company or any ERISA Affiliate (as defined below) (together, the "Company Employee Plans"). For purposes of this Agreement, the following terms shall have the following meanings: (i) "Employee Benefit Plan" means any "employee pension benefit plan" (as defined in Section 3(2) of ERISA), any "employee welfare benefit plan" (as defined in Section 3(1) of ERISA), and any other written or oral plan, agreement or arrangement involving direct or indirect compensation, including insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation; (ii) "ERISA" means the Employee Retirement Income Security Act of 1974, as amended; and (iii) "ERISA Affiliate" means any entity which is, or at any applicable time was, a member of (1) a controlled group of corporations (as defined in Section 414(b) of the Code), (2) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (3) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Company or a Subsidiary.

    (b) With respect to each Company Employee Plan, the Company has furnished or otherwise made available to the Buyer, a complete and accurate copy of
  (i) such Company Employee Plan (or a written summary of any unwritten plan), (ii) the most recent annual report (Form 5500) filed with the IRS,
  (iii) each trust agreement, group annuity contract and summary plan description, if any, relating to such Company Employee Plan and (iv) all reports regarding the satisfaction of the nondiscrimination requirements of Sections 410(b), 401(k) and 401(m) of the Code.

    (c) Each Company Employee Plan has been administered in all material respects in accordance with its terms and each of the Company, the Company's Subsidiaries and their ERISA Affiliates has in all material respects met its obligations with respect to such Company Employee Plan and has made in all material respects all required contributions thereto. With respect to the Company Employee Plans, no event has occurred, and to the knowledge of the Company, there exists no condition or set of circumstances in connection with which the Company or any of its Subsidiaries could be subject to any liability under ERISA, the Code or any other applicable law which, individually or in the aggregate, is reasonably likely to have a Company Material Adverse Effect.

    (d) With respect to the Company Employee Plans, there are no material funded benefit obligations for which contributions have not been made or properly accrued and there are no material unfunded benefit obligations which have not been accounted for by reserves, or otherwise properly footnoted in accordance with generally accepted accounting principles, on the financial statements of the Company.

    (e) All the Company Benefit Plans that are intended to be qualified under
  Section 401(a) of the Code have received determination letters from the Internal Revenue Service to the effect that such Company Benefit Plans are qualified and the plans and trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination letter has been revoked and revocation has not been threatened, and no such Employee Benefit Plan has been amended or operated since the date of its most recent determination letter or application therefor in any respect, and no act or omission has occurred, that would adversely affect its qualification or materially increase its cost.

    (f) Neither the Company, any Subsidiary of the Company nor any ERISA Affiliate has (i) ever maintained a Company Employee Plan which was ever subject to Section 412 of the Code or Title IV of ERISA or (ii) ever been obligated to contribute to a "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA). No Company Benefit Plan is funded by, associated with or related to a "voluntary employee's beneficiary association" within the meaning of Section 501(c)(9) of the Code.

    (g) Each Company Benefit Plan is amendable and terminable unilaterally by the Company at any time without liability to the Company as a result thereof and no Company Benefit Plan, plan documentation or agreement, summary plan description or other written communication distributed generally to employees by its terms prohibits the Company from amending or terminating any such Company Benefit Plan.

    (h) Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any oral or written (i) agreement with any stockholders, director, executive officer or other key employee of the Company or any of its Subsidiaries (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company or any of its Subsidiaries of the nature of any of the transactions contemplated by this Agreement, (B) providing any term of employment or compensation guarantee or (C) providing severance benefits or other benefits after the termination of employment of such director, executive officer or key employee; (ii) agreement, plan or arrangement under which any person may receive payments from the Company or any of its Subsidiaries that may be subject to the tax imposed by Section 4999 of the Code or included in the determination of such person's "parachute payment" under Section 280G of the Code; and (iii) agreement or plan binding the Company or any of its Subsidiaries, including any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan or severance benefit plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

  3.14 Compliance With Laws. The Company and each of its Subsidiaries has complied with, is not in violation of, and has not received any notice alleging any violation with respect to, any applicable provisions of any statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its properties or assets, except for failures to comply or violations which, individually or in the aggregate, have not had, and are not reasonably likely to have, a Company Material Adverse Effect.

  3.15 Permits. The Company and each of its Subsidiaries have all permits, licenses and franchises from Governmental Entities required to conduct their businesses as now being conducted or as presently contemplated to be conducted (the "Company Permits"), except for such permits, licenses and franchises the absence of which, individually or in the aggregate, have not resulted in, and are not reasonably likely to result in, a Company Material Adverse Effect. The Company and its Subsidiaries are in compliance with the terms of the Company Permits, except for failures to comply which, individually or in the aggregate, have not had and are not reasonably likely to have, a Company Material Adverse Effect.

  3.16 Registration Statement; Proxy Statement/Prospectus. The information to be supplied by the Company for inclusion in the registration statement on Form S-4 pursuant to which shares of Buyer Common Stock issued in the Merger will be registered under the Securities Act (the "Registration Statement"), shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement, in light of the circumstances under which they were made, not misleading. The information to be supplied by the Company for inclusion in the proxy statement/prospectus (the "Proxy Statement") to be sent to the stockholders of the Company in connection with the meeting of the Company's stockholders to consider this Agreement and the Merger (the "Company Meeting") shall not, on the date the Proxy Statement is first mailed to stockholders of the Company, at the time of the Company Meeting and at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Proxy Statement not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Meeting which has become false or misleading. If at any time prior to the Effective Time any event relating to the Company or any of its Affiliates, officers or directors should be discovered by the Company which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, the Company shall promptly inform the Buyer.

  3.17 Labor Matters. Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization. Neither the Company nor any of its Subsidiaries is the subject of any proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization, nor is there pending or, to the knowledge of the Company, threatened, any labor strike, dispute, walkout, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries.

  3.18 Insurance. Each of the Company and its Subsidiaries maintains insurance policies (the "Insurance Policies") with reputable insurance carriers against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses. Each Insurance Policy is in full force and effect and is valid, outstanding and enforceable, and all premiums due thereon have been paid in full. None of the Insurance Policies will terminate or lapse (or be affected in any other materially adverse manner) by reason of the transactions contemplated by this Agreement. The Company and its Subsidiaries have complied in all material respects with the provisions of each Insurance Policy under which it is the insured party. No insurer under any Insurance Policy has canceled or generally disclaimed liability under any such policy or indicated any intent to do so or not to renew any such policy. All material claims under the Insurance Policies have been filed in a timely fashion.

  3.19 Business Activity Restrictions. There is no non-competition or other similar agreement, commitment, judgment, injunction, order to create to which the Company or any Subsidiary of the Company is a party or subject to that has or could reasonably be expected to have the effect of prohibiting or impairing the conduct of the business by the Company in any material respect. The Company has not entered into any agreement under which it is restricted in any material respect from selling, licensing or otherwise distributing any of its technology or products, or providing services to, customers or potential customers or any class of customers, in any geographic area, during any period of time or any segment of the market or line of business.

  3.20 Year 2000 Compliance.

    (a) The Company has conducted "year 2000" audits with respect to (i) all of the internal systems of the Company and each of its Subsidiaries used in the business or operations of the Company or any of its Subsidiaries, including, without limitation, computer hardware systems, software applications, firmware, equipment firmware and other embedded systems, and
  (ii) the software, hardware, firmware and other technology which constitute part of the products and services marketed or sold by the Company or any of its Subsidiaries or licensed by the Company or any of its Subsidiaries to third parties. The Company has requested in writing "year 2000" compliance certificates with respect to all material third-party systems used in connection with the business or operations of the Company and its Subsidiaries. Communications to date with the Company's major telecommunications, information systems and software vendors indicate that these third parties expect, at this time, to be compliant by the year 2000 based on their progress to date.

    (b) All of (i) the material internal systems of the Company and each of its Subsidiaries used in the business or operations of the Company or any of its Subsidiaries, as the case may be, including, without limitation, computer hardware systems, software applications, firmware, equipment containing embedded microchips and other embedded systems (collectively, the "Company Systems"), and (ii) the software, hardware, firmware and other technology which constitute part of the products and services marketed or sold by the Company or any of its Subsidiaries or licensed by the Company or any of its Subsidiaries to third parties (collectively, the "Company Products") will be Year 2000 Compliant by the end of November 1999.

    (c) The Company has no knowledge of any failure to be Year 2000 Compliant of any material third-party system used in connection with the business or operations of the Company and its Subsidiaries.

    (d) For purposes of this Agreement, "Year 2000 Compliant" means that the applicable system or item:

      (i) accurately receives, records, stores, provides, recognizes and processes all date and time data from, during, into and between the twentieth and twenty-first centuries, the years 1999 and 2000 and all leap years;

      (ii) accurately performs all date-dependent calculations and operations (including, without limitation, mathematical operations, sorting, comparing and reporting) from, during, into and between the twentieth and twenty-first centuries, the years 1999 and 2000 and all leap years; and

      (iii) does not malfunction, cease to function or provide invalid or incorrect results as a result of (x) the change of years from 1999 to 2000 or from 2000 to 2001, (y) date data, including date data which represents or references different centuries, different dates during 1999 and 2000, or more than one century or (z) the occurrence of any particular date;

  in each case without human intervention, other than original data entry; provided, in each case, that all applications, hardware and other systems used in conjunction with such system or item which are not owned or licensed by the Company or any of its Subsidiaries correctly exchange date data with or provide data to such system or item.

    (e) Neither the Company nor any of its Subsidiaries has provided any guarantee or warranty for any product sold or licensed, or service provided, by the Company or any Subsidiary to the effect that such product or service (i) complies with or accounts for the fact of the arrival of the year 2000, (ii) will not be adversely affected with respect to functionality, interoperability, performance or volume capacity (including, without limitation, the processing and reporting of data) by virtue of the arrival of the year 2000 or (iii) is otherwise Year 2000 Compliant.

  3.21 Assets. Each of the Company and its Subsidiaries owns or leases all tangible assets necessary for the conduct of its businesses as presently conducted. All of such tangible assets which are owned, are owned free and clear of all mortgages, security interest, pledges, liens and encumbrances ("Liens") except for (i) Liens which are disclosed in the Company SEC Reports filed prior to the date of this Agreement and (ii) other Liens which, individually and in the aggregate, do not materially interfere with the ability of the Company and its Subsidiaries to conduct their business as currently conducted and have not resulted in, and are not reasonably likely to result in, a Company Material Adverse Effect. The tangible assets of the Company and its Subsidiaries, taken as a whole, are free from material defects, have been maintained in accordance with normal industry practice, are in good operating condition and repair (subject to normal wear and tear) and are suitable for the purpose for which they are presently used.

  3.22 Subscribers. Section 3.22 of the Company Disclosure Schedule sets forth the total number of the Company's subscribers as of October 31, 1999 who, as of such date, had paid at least one monthly bill for the Company's services.

  3.23 Accounts Receivable. All accounts receivable of the Company reflected on the Company Balance Sheet are valid receivables, arose from bona fide sales of goods and services in the ordinary course of business, and are not subject to any material setoffs or counterclaims.

  3.24 No Existing Discussions. As of the date of this Agreement, neither the Company nor any of its Subsidiaries is engaged, directly or indirectly, in any discussions or negotiations with any other party with respect to an Alternative Transaction (as defined in Section 8.3(g)).

  3.25 Opinion of Financial Advisor. The financial advisor of the Company, Goldman, Sachs & Co., has delivered to the Company an opinion dated the date of this Agreement to the effect, as of such date, that the Exchange Ratio is fair to the holders of the Company Common Stock from a financial point of view, a signed copy of which opinion will be delivered to the Buyer promptly after the date hereof.

  3.26 Part Thirteen of the TBCA Not Applicable. The Board of Directors of the Company has taken all actions necessary so that the restrictions contained in Part Thirteen of the TBCA applicable to a "business combination" (as defined therein) will not apply to the execution, delivery or performance of this Agreement, the Company Stock Option Agreement, the Stockholder Agreements or the consummation of the Merger or the other transactions contemplated by this Agreement, the Company Stock Option Agreement or the Stockholder Agreements.

  3.27 Tax Matters. To the Company's knowledge, after consulting with its independent auditors, neither the Company nor any of its Affiliates has taken or agreed to take any action which would prevent the Merger from constituting a transaction qualifying as a reorganization under Section 368(a) of the Code.

  3.28 Transactions with Affiliates. Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has entered into any transaction with any director, officer or other affiliate of the Company or any of its Subsidiaries or any transaction that would be subject to proxy statement disclosure pursuant to Item 404 of Regulation S-K.

  3.29 Brokers; Schedule of Fees and Expenses.

    (a) No agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with any of the transactions contemplated by this Agreement, except Goldman, Sachs & Co., whose fees and expense will be paid by the Company. The Company has delivered to the Buyer a complete and accurate copy of all agreements pursuant to which Goldman, Sachs & Co. is entitled to any fees and expenses in connection with any of the transactions contemplated by this Agreement.

    (b) Section 3.29(b) of the Company Disclosure Schedule sets forth a complete and accurate list of the estimated fees and expenses incurred and to be incurred by the Company and any of its Subsidiaries in connection with this Agreement and the transactions contemplated by this Agreement (including the fees and expenses of Goldman, Sachs & Co. and of the Company's legal counsel and accountants).

  3.30 Disclosure. No representation or warranty by the Company contained in this Agreement, and no statement contained in the Company Disclosure Schedule or any other document, certificate or other instrument delivered to or to be delivered by or on behalf of the Company pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading.

                                   ARTICLE IV

                REPRESENTATIONS AND WARRANTIES OF THE BUYER AND
                           THE TRANSITORY SUBSIDIARY

  The Buyer and the Transitory Subsidiary represent and warrant to the Company that the statements contained in this Article IV are true and correct, except as set forth herein or in the disclosure schedule delivered by the Buyer to the Company on or before the date of this Agreement (the "Buyer Disclosure Schedule"). The Buyer Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article IV and the disclosure in any paragraph shall qualify other paragraphs in this
Article IV only to the extent that it is reasonably apparent from a reading of such document that it also qualifies or applies to such other paragraphs.

  4.1 Organization, Standing and Power. Each of the Buyer and the Transitory Subsidiary and the Buyer's other Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified, individually or in the aggregate, would be reasonably likely to have a material adverse effect on the business, properties, financial condition, results of operations or prospects of the Buyer and its Subsidiaries, taken as a whole, or to have a material adverse effect on the ability of the Buyer to consummate the transactions contemplated by this Agreement (a "Buyer Material Adverse Effect").

  4.2 Capitalization. The authorized capital stock of the Buyer consists of 150,000,000 shares of Buyer Common Stock and 10,000,000 shares of preferred stock, $.01 par value per share (the "Buyer Preferred Stock"). As of the close of business on the date immediately preceding the date of this Agreement, 64,152,028 shares of Buyer Common Stock were issued and outstanding and no shares of Buyer Preferred Stock were issued and outstanding. All outstanding shares of Buyer Common Stock are, and all shares of Buyer Common Stock subject to issuance as specified above, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, duly authorized, validly issued, fully paid and nonassessable. All of the shares of Buyer Common Stock issuable pursuant to Section 2.1(c) in connection with the Merger, when issued in accordance with this Agreement, will be duly authorized, validly issued, fully paid and nonassessable.

  4.3 Authority; No Conflict; Required Filings and Consents.

    (a) Each of the Buyer and the Transitory Subsidiary has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by the Buyer and the Transitory Subsidiary have been duly authorized by all necessary corporate action on the part of each of the Buyer and the Transitory Subsidiary (including the approval of the Merger by the Buyer as the sole stockholder of the Transitory Subsidiary). This Agreement and has been duly executed and delivered by each of the Buyer and the Transitory Subsidiary and constitutes the valid and binding obligation of each of the Buyer and the Transitory Subsidiary, enforceable in accordance with its terms.

    (b) The execution and delivery of this Agreement by each of the Buyer and the Transitory Subsidiary does not, and the consummation of the transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation or breach of, any provision of the Certificate of Incorporation or By-laws of the Buyer or the Transitory Subsidiary, (ii) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract or other agreement, instrument or obligation to which the Buyer or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iii) subject to compliance with the requirements specified in clause (i), (ii), (iii), (iv), (v) and (vi) of Section 4.3(c), conflict with or violate any permit, concession, franchise, license, judgment, injunction, order, decree, statute, law, ordinance, rule or regulation applicable to the Buyer or any of its Subsidiaries or any of its or their properties or assets, except in the case of (ii) and (iii) for any such conflicts, violations, breaches, defaults, terminations, cancellations or accelerations which, individually or in the aggregate, are not reasonably likely to have a Buyer Material Adverse Effect.

    (c) No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is required by or with respect to the Buyer or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Buyer or the Transitory Subsidiary or the consummation of the transactions contemplated by this Agreement, except for (i) the filing of a pre-merger notification report under the HSR Act, (ii) the filing of the Certificate of Merger with the Secretary of State of the States of Delaware and Texas,
  (iii) the filing of the Registration Statement with the SEC in accordance with the Securities Act, (iv) the filings of such reports or schedules under Section 13 of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (v) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and (vi) the filing with the Nasdaq National Market of a Notification Form for Listing of Additional Shares with respect to the Buyer Common Stock issuable in connection with the Merger.

  4.4 SEC Filings; Financial Statements.

    (a) The Buyer has filed and made available to the Company all forms, reports and other documents required to be filed by the Buyer with the SEC since September 25, 1998. All such required forms, reports and other documents (including those that the Buyer may file after the date hereof until the Closing) are referred to herein as the "Buyer SEC Reports." The Buyer SEC Reports (i) were or will be filed on a timely basis, (ii) were or will be prepared in compliance in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Buyer SEC Reports, and (iii) did not or will not at the time they were or are filed contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Buyer SEC Reports or necessary in order to make the statements in such Buyer SEC Reports, in the light of the circumstances under which they were made, not misleading.

    (b) Each of the consolidated financial statements (including, in each case, any related notes and schedules) contained or to be contained in the Buyer SEC Reports (i) complied or will comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were or will be prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by the SEC on Form 10-Q under the Exchange Act) and (iii) fairly presented or will fairly present the consolidated financial position of the Buyer and its Subsidiaries as of the dates and the consolidated results of its operations and cash flows for the periods indicated, consistent with the books and records of the Buyer and its Subsidiaries, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount. The unaudited balance sheet of the Buyer as of September 30, 1999 is referred to herein as the "Buyer Balance Sheet."

  4.5 Absence of Certain Changes or Events. Except as disclosed in the Buyer SEC Reports filed prior to the date of this Agreement, since the date of the Buyer Balance Sheet, there has not been any event, change or development in the business, properties, financial condition, results of operations or prospects of the Buyer and its Subsidiaries, taken as a whole, which has had, or is reasonably likely to have, a Buyer Material Adverse Effect.

  4.6 Tax Matters. To the Buyer's knowledge, after consulting with its independent auditors, neither the Buyer nor any of its Affiliates has taken or agreed to take any action which would prevent the Merger from constituting a transaction qualifying as a reorganization under Section 368(a) of the Code.

  4.7 Litigation. Except as disclosed in the Buyer SEC Reports filed prior to the date of this Agreement, there is no action, suit, proceeding, claim, arbitration or investigation pending or, to the knowledge of the Buyer, threatened against or affecting the Buyer or any of its Subsidiaries which, individually or in the aggregate, has had, or is reasonably likely to have, a Buyer Material Adverse Effect. There are no judgments, orders or decrees outstanding against the Buyer.

  4.8 Compliance with Laws. Each of the Buyer and the Transitory Subsidiary has complied with, is not in violation of, and has not received any notice alleging any violation with respect to, any applicable provisions of any statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its properties or assets, except for failures to comply or violations which, individually or in the aggregate, have not had, and would not have, a Buyer Material Adverse Effect.

  4.9 Registration Statement; Proxy Statement/Prospectus. The information in the Registration Statement (except for information supplied by the Company for inclusion in the Registration Statement, as to which the Buyer makes no representation and which shall not constitute part of the Buyer SEC Report for purposes of this Agreement) shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time any event relating to the Buyer or any of its Affiliates, officers or directors should be discovered by the Buyer which should be set forth in an amendment to the Registration Statement, the Buyer shall promptly inform the Company.

  4.10 Operations of the Transitory Subsidiary. The Transitory Subsidiary was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

  4.11 Brokers. The Buyer has not retained or incurred any liability to any agent, broker, investment banker, financial advisor or similar firm or person in connection with any of the transactions contemplated by this Agreement, except Bear, Stearns & Co. Inc., whose fees and expenses will be paid by the Buyer.

  4.12 Disclosure. No representation or warranty by the Buyer contained in this Agreement, and no statement contained in any document, certificate or other instrument delivered to or to be delivered by or on behalf of the Buyer pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading.

                                   ARTICLE V

                              CONDUCT OF BUSINESS

  5.1 Covenants of the Company. Except as expressly provided herein or as consented to in writing by the Buyer, from and after the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, act and carry on its business in the usual, regular and ordinary course in substantially the same manner as previously conducted, pay its debts and Taxes and perform its other obligations when due (subject to good faith disputes over such debts, Taxes or obligations), and use all reasonable efforts, consistent with past practices, to maintain and preserve its and each Subsidiary's business organization, assets and properties, keep available the services of its present officers and employees and preserve its advantageous business relationships with customers, suppliers, distributors and others having business dealings with it to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, from and after the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do any of the following without the prior written consent of the Buyer:

    (a) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock (other than dividends and distributions by a direct or indirect wholly owned subsidiary of the company to its parent);
  (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution of shares of its capital stock; or (C) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

    (b) issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities (other than the issuance of shares of Company Common Stock upon the exercise of Company Options or Company Warrants outstanding on the date of this Agreement in accordance with their present terms);

    (c) amend its Restated Articles of Incorporation, by-laws or other comparable charter or organizational documents, except as expressly provided by this Agreement;

    (d) except as permitted by Section 6.1, acquire (A) by merging or consolidating with, or by purchasing a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof or (B) any assets that are material, in the aggregate, to the Company and the Subsidiaries, taken as a whole, except purchases of inventory in the ordinary course of business consistent with past practice;

    (e) except in the ordinary course of business consistent with past practice, sell, lease, license, pledge, or otherwise dispose of or encumber any properties or assets of the Company or of any of its Subsidiaries;

    (f) whether or not in the ordinary course of business or consistent with past practice, sell or dispose of any assets material to the Company and its Subsidiaries, taken as a whole (including any accounts, leases, contracts or intellectual property or any assets or the stock of any Subsidiaries, but excluding the sale of products in the ordinary course of business consistent with past practice);

    (g) adopt or implement any stockholder rights plan;

    (h) except as permitted by Section 6.1, enter into an agreement with respect to any merger, consolidation, liquidation or business combination, or any acquisition or disposition of all or substantially all of the assets or securities of the Company or any of its Subsidiaries;

    (i) (A) incur or suffer to exist any indebtedness for borrowed money other than such indebtedness which existed as of September 30, 1999 as reflected on the Company Balance Sheet or guarantee any such indebtedness of another person, (B) issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, or (C) make any loans, advances (other than routine advances to employees of the Company in the ordinary course of business consistent with past practice) or capital contributions to, or investment in, any other person;

    (j) make any capital expenditures or expenditures with respect to property, plant or equipment in excess of $500,000 in the aggregate for the Company and its Subsidiaries, taken as a whole;

    (k) make any changes in accounting methods, principles or practices, except insofar as may have been required by a change in generally accepted accounting principles or, except as so required, change any assumption underlying, or method of calculating, any bad debt, contingency or other reserve;

    (l) (A) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company SEC Reports filed prior to the date of this Agreement (to the extent so reflected or reserved against) or incurred thereafter in the ordinary course of business consistent with past practice, or (B) waive any material benefits of any confidentiality, standstill or similar agreements to which the Company or any of its Subsidiaries is a party;

    (m) modify, amend or terminate any material contract or agreement to which the Company or any of its Subsidiaries is party, or knowingly waive, release or assign any material rights or claims (including any write-off or other compromise of any accounts receivable of the Company of any of its Subsidiaries);

    (n) except in the ordinary course of business consistent with past practice (A) enter into any material contract or agreement or (B) license any material intellectual property rights to or from any third party;

    (o) except as required to comply with applicable law or agreements, plans or arrangements existing on the date hereof or as otherwise disclosed in
  Section 5.1(o) of the Company Disclosure Schedule, (A) adopt, enter into, terminate or amend any employment, severance or similar agreement or benefit plan for the benefit or welfare of any current or former director, officer or employee or any collective bargaining agreement, (B) increase in any material respect the compensation or fringe benefits of, or pay any bonus to, any director, officer or key employee, (C) accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding options or restricted stock awards, (D) pay any material benefit not provided for as of the date of this Agreement under any benefit plan, (E) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan (including the grant of stock options, stock appreciation rights, stock based or stock related wards, performance units or restricted stock, or the removal of existing restrictions in any benefit plans or agreements or awards made thereunder), or (F) take any action other than in the ordinary course of business consistent with past practice to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or benefit plan;

    (p) make or rescind any Tax election, settle or compromise any Tax liability or amend any Tax return;

    (q) initiate, compromise or settle any material litigation or arbitration proceeding;

    (r) close any facility or office;

    (s) invest funds in debt securities or other instruments maturing more than 90 days after the date of investment;

    (t) fail to pay accounts payable and other obligations in the ordinary course of business consistent with past practice; or

    (u) authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions or any action which would make any representation or warranty in Artilce III untrue or incorrect in any material respect, or would materially impair or prevent the occurrence of any conditions Article VII hereof.

  5.2 Cooperation. Subject to compliance with applicable law, from and after the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with its terms of the Effective Time, the Company and each of its Subsidiaries shall make its officers available to confer on a regular and frequent basis with one or more representatives of the Buyer to report on the general status of ongoing operations and shall promptly provide the Buyer or its counsel with copies of all filings made by such party with any Governmental Entity in connection with this Agreement, the Merger and the transactions contemplated hereby.

  5.3 Confidentiality. The parties acknowledge that the Buyer and the Company have previously executed a Confidentiality Agreement, dated as of October 21, 1999 (the "Confidentiality Agreement"), which Confidentiality Agreement will continue in full force and effect in accordance with its terms, except as expressly modified herein.

                                   ARTICLE VI

                             ADDITIONAL AGREEMENTS

  6.1 No Solicitation.

    (a) From and after the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, the Company and its Subsidiaries shall not, directly or indirectly, through any officer, director, employee, financial advisor, representative or agent (i) solicit, initiate, or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for an Alternative Transaction (as defined Section 8.3(g)), other than the transactions contemplated by this Agreement, (ii) engage in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to, any Alternative Transaction, or (iii) agree to or recommend any Alternative Transaction; provided, however, that, if the Company has not breached this Section 6.1, nothing contained in this Agreement shall prevent the Company or its Board of Directors, from:

      (A) furnishing non-public information to, or entering into discussions or negotiations with, any person or entity in connection with an unsolicited bona fide written Alternative Transaction by such person or entity or recommending an unsolicited bona fide written Alternative Transaction to the stockholders of the Company, if and only to the extent that

        (1) the Board of Directors of the Company believes in good faith (after consultation with its financial advisor) that such Alternative Transaction is reasonably capable of being completed on the terms proposed and would, if consummated, result in a transaction more favorable than the transaction contemplated by this Agreement (any such more favorable Alternative Transaction being referred to in this Agreement as a "Superior Proposal") and the Company's Board of Directors determines in good faith after consultation with outside legal counsel that such action is necessary for such Board of Directors to comply with its fiduciary duties to stockholders under applicable law,

        (2) prior to furnishing such non-public information to, or entering into discussions or negotiations with, such person or entity, such Board of Directors receives from such person or entity an executed confidentiality agreement with terms no less favorable to such party than those contained in the Confidentiality Agreement, and

        (3) prior to recommending a Superior Proposal, the Company shall provide the Buyer with at least five business days' prior notice of its proposal to do so, during which time the Buyer may make, and in such event the Company shall consider, a counterproposal to such Superior Proposal, and the Company shall itself and shall cause its financial and legal advisors to negotiate in good faith on its behalf with the Buyer with respect to the terms and conditions of such counterproposal; or

      (B) complying with Rule 14d-9 and 14e-2 promulgated under the Exchange Act with regard to an Alternative Transaction.

    (b) The Company will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore of the nature described in Section 6.1(a) and will use reasonable efforts to obtain the return of any confidential information furnished to any such parties.

    (c) The Company shall notify the Buyer immediately (but in any event, within 24 hours) after receipt by the Company (or its advisors) of any Alternative Transaction or any request for nonpublic information in connection with an Alternative Transaction or for access to the properties, books or records of the Company by any person or entity that informs the Company that it is considering making, or has made, an Alternative Transaction. Such notice shall be made orally and in writing and shall indicate in reasonable detail the identity of the offer or and the terms and conditions of such proposal, inquiry or contact. The Company shall continue to keep the Buyer informed, on a current basis, of the status of any such discussions or negotiations and the terms being discussed or negotiated.

    (d) Nothing in this Section 6.1 shall (i) permit the Company to terminate this Agreement (except as specifically provided in Section 8.1 hereof),
  (ii) permit the Company to enter into any agreement with respect to an Alternative Transaction during the term of this Agreement (it being agreed that during the term of this Agreement, the Company shall not enter into any agreement with any person that provides for, or in any way facilitates, an Alternative Transaction (other than a confidentiality agreement of the type referred to in Section 6.1(a) above)) or (iii) affect any other obligation of the Company under this Agreement.

  6.2 Proxy Statement/Prospectus; Registration Statement.

    (a) As promptly as practicable after the execution of this Agreement, the Buyer and the Company shall prepare and the Company shall file with the SEC the Proxy Statement, and the Buyer shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus, provided that the Buyer may delay the filing of the Registration Statement until approval of the Proxy Statement by the SEC. The Buyer and the Company shall use reasonable efforts to cause the Registration Statement to become effective as soon after such filing as practicable. Each of the Buyer and the Company will respond to any comments of the SEC and will use its respective reasonable efforts to have the Proxy Statement cleared by the SEC and the Registration Statement declared effective under the Securities Act as promptly as practicable after such filings and the Company will cause the Proxy Statement and the prospectus contained within the Registration Statement to be mailed to its stockholders at the earliest practicable time after both the Proxy Statement is cleared by the SEC and the Registration Statement is declared effective under the Securities Act. Each of the Buyer and the Company will notify the other promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement, the Proxy Statement or any filing pursuant to Section 6.2(b) or for additional information and will supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Proxy Statement, the Merger or any filing pursuant to Section 6.2(b). Each of the Buyer and the Company will cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this Section 6.2 to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement, the Registration Statement or any filing pursuant to Section 6.2(b), the Buyer or the Company, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of the Company, such amendment or supplement.

    (b) The Company shall use its best efforts to cause to be delivered to the Buyer two letters from Deloitte & Touche LLP and/or Ernst & Young LLP, as appropriate, the Company's former and current independent accountants, respectively, one letter dated a date within two business days before the date on which the Registration Statement shall become effective and one letter dated a date within two business days before the Closing Date, each addressed to the Buyer, in form and substance reasonably satisfactory to the Buyer and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

    (c) Each of the Buyer and the Company shall make all filings required of it with respect to the Merger under the Securities Act, the Exchange Act, applicable state blue sky laws and the rules and regulations thereunder.

  6.3 Nasdaq Quotation. The Company agrees to continue the quotation of the Company Common Stock on the Nasdaq National Market during the term of this Agreement.

  6.4 Access to Information. The Company shall (and shall cause each of its Subsidiaries to) afford to the Buyer's officers, employees, accountants, counsel and other representatives, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel and records and, during such period, the Company shall (and shall cause each of its Subsidiaries to) furnish promptly to the Buyer (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities laws and (b) all other information concerning its business, properties, assets and personnel as the Buyer may reasonably request. Unless otherwise required by law, the Buyer will hold any such information which is nonpublic in confidence in accordance with the Confidentiality Agreement. No information or knowledge obtained in any investigation pursuant to this Section or otherwise shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the Merger.

  6.5 Stockholders Meeting.

    (a) The Company, acting through its Board of Directors, shall, subject to and according to applicable law and its Restated Articles of Incorporation and Bylaws, promptly and duly call, give notice of, convene and hold as soon as practicable following the date on which the Registration Statement becomes effective the Company Meeting for the purpose of voting to approve and adopt this Agreement and the Merger (the "Company Voting Proposal"). The Board of Directors of the Company shall (i) recommend approval and adoption of the Company Voting Proposal by the stockholders of the Company and include in the Proxy Statement such recommendation and (ii) take all reasonable and lawful action to solicit and obtain such approval; provided, however, that in response to an Alternative Transaction the Board of Directors of the Company may withdraw such recommendation if (but only if)
  (i) the Board of Directors of the Company has received a Superior Proposal,
  (ii) such Board of Directors upon advice of its outside legal counsel determines that it is required, in order to comply with its fiduciary duties under applicable law, to recommend such Superior Proposal to the stockholders of the Company and (iii) the Company has complied with the provisions of Section 6.1.

    (b) The Company shall call and hold the Company Meeting for the purpose of voting upon the approval of this Agreement and the Merger regardless of whether its Board of Directors at any time subsequent to the date hereof determines that this Agreement is no longer advisable or recommends that the Company's stockholders reject it.

    (c) Applied Telecommunications Technologies, Inc., James B. Francis, Jr., Global Undervalued Securities Fund, L.P., Andrew N. Jent, John B. Kleinheinz, Kleinheinz Capital Partners, Inc., Michael Scott Leslie, Kevin
  A. Stadtler, Albert Lee Thurburn and Russell A. Wiseman have each executed and delivered a Stockholder Agreement to the Buyer concurrently with the signing of this Agreement.

    (d) Andrew N. Jent, Michael Scott Leslie and Russell A. Wiseman have each executed and delivered to the Buyer a Non-Compete Agreement in a form agreed upon by the Buyer and the Company.

  6.6 Legal Conditions to the Merger.

    (a) Subject to the terms hereof, the Company and the Buyer shall each use its reasonable efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby as promptly as practicable,
  (ii) obtain from any Governmental Entity or any other third party any consents, licenses, permits, waivers, approvals, authorizations, or orders required to be obtained or made by the Company or the Buyer or any of their Subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, (iii) as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) the Securities Act and the Exchange Act, and any other applicable federal or state securities laws,
  (B) the HSR Act and any related governmental request thereunder (provided that the initial filings under the HSR Act shall be made on or after such date as is designated by the Buyer), and (C) any other applicable law and
  (iv) execute or deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. The Company and the Buyer shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith. The Company and the Buyer shall use their respective reasonable efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable law (including all information required to be included in the Proxy Statement and the Registration Statement) in connection with the transactions contemplated by this Agreement.

    (b) Subject to the terms hereof, the Buyer and the Company agree, and shall cause each of their respective Subsidiaries, to cooperate and to use their respective reasonable efforts to obtain any government clearances or approvals required for Closing under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign law or, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade (collectively "Antitrust Laws"), to respond to any government requests for information under any Antitrust Law, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) (an "Antitrust Order") that restricts, prevents or prohibits the consummation of the Merger or any other transactions contemplated by this Agreement under any Antitrust Law. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Antitrust Law. The Buyer shall be entitled to direct any proceedings or negotiations with any

  Governmental Entity relating to any of the foregoing, provided that it shall afford the Company a reasonable opportunity to participate therein. Notwithstanding anything to the contrary in this Section, neither the Buyer nor any of its Subsidiaries shall be required to (i) divest any of their respective businesses, product lines or assets, or to take or agree to take any other action or agree to any limitation, that could reasonably be expected to have a material adverse effect on the Buyer or on the Buyer combined with the Company after the Effective Time or (ii) take any action under this Section if the United States Department of Justice or the United States Federal Trade Commission authorizes its staff to seek a preliminary injunction or restraining order to enjoin consummation of the Merger.

    (c) Each of the Company and the Buyer shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, their reasonable efforts to obtain any third party consents related to or required in connection with the Merger that are (A) necessary to consummate the transactions contemplated hereby, (B) disclosed or required to be disclosed in the Company Disclosure Schedule or the Buyer Disclosure Schedule, as the case may be, or (C) required to prevent a Company Material Adverse Effect or a Buyer Material Adverse Effect from occurring prior to or after the Effective Time.

  6.7 Public Disclosure. The Buyer and the Company shall each use its reasonable efforts to consult with the other before issuing any press release or otherwise making any public statement with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement prior to using such efforts, except as may be required by law.

  6.8 Tax-Free Reorganization. The Buyer and the Company shall each use its reasonable efforts to cause the Merger to be treated as a reorganization within the meaning of Section 368(a) of the Code. The parties hereto hereby adopt this Agreement as a plan of reorganization.

  6.9 Affiliate Agreements. Upon the execution of this Agreement, the Company will provide the Buyer with a list of those persons who are, in the Company's reasonable judgment, "affiliates" of the Company, within the meaning of Rule 145 (each such person who is an "affiliate" of the Company within the meaning of Rule 145 is referred to as an "Affiliate") promulgated under the Securities Act ("Rule 145"). The Company shall provide to the Buyer such information and documents as the Buyer shall reasonably request for purposes of reviewing such list and shall notify the Buyer in writing regarding any change in the identity of its Affiliates prior to the Closing Date. The Company shall use its reasonable efforts to deliver or cause to be delivered to the Buyer by November 19, 1999 (and in any case prior to the mailing of the Proxy Statement) from each of its Affiliates, an executed Company Affiliate Agreement, in substantially the form appended hereto as Exhibit C (the "Affiliate Agreement"). The Buyer shall be entitled to place appropriate legends on the certificates evidencing any shares of Buyer Common Stock to be received by Rule 145 Affiliates of the Company pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Buyer Common Stock (provided that such legends or stop transfer instructions shall be removed, two years after the Effective Date, upon the request of any stockholder that is not then an Affiliate of the Buyer).

  6.10 Nasdaq National Market Listing. The Buyer shall file with the Nasdaq National Market a Notification Form for Listing of Additional Shares with respect to the Buyer Common Stock issuable in connection with the Merger.

  6.11 Company Stock Options, Warrants and Plans.

    (a) At the Effective Time, the Buyer shall assume each outstanding Company Stock Option under Company Stock Plans, whether vested or unvested, shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under the Company Stock Option immediately prior to the Effective Time, the same number of shares of Buyer Common Stock as the holder of the Company Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the Effective Time (rounded down to the nearest whole number), at a price per share (rounded up to the nearest whole cent) equal to (y) the aggregate exercise price for the shares of Company Common Stock purchasable pursuant to the Company Stock Option immediately prior to the Effective Time divided by (z) the number of full shares of Buyer Common Stock deemed purchasable pursuant to the Company Stock Option in accordance with the foregoing.

    (b) As soon as practicable after the Effective Time, the Buyer shall deliver to the participants in the Company Stock Plans appropriate notice setting forth such participants' rights pursuant thereto and the grants pursuant to the Company Stock Plans shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section after giving effect to the Merger).

    (c) The Buyer shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Buyer Common Stock for delivery under the Company Stock Plans assumed in accordance with this Section. Prior to or as soon as practicable after the Effective Time, and in any event within 10 business days after the Effective Time, the Buyer shall file a registration statement on Form S-8 (or any successor form) or another appropriate form with respect to the shares of Buyer Common Stock subject to such options and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.

    (d) The Board of Directors of the Company shall, prior to or as of the Effective Time, take all necessary actions, pursuant to and in accordance with the terms of Company Stock Plans and the instruments evidencing the Company Stock Options, to provide for the conversion of the Company Stock Options into options to acquire Buyer Common Stock in accordance with this Section, and that no consent of the holders of the Company Stock Options is required in connection with such conversion.

    (e) As of or prior to the Effective Time, the Company shall terminate its Employee Stock Discount Purchase Plan in accordance with its terms.

    (f) As of the Effective Time, the Company shall terminate (with the consent of the holders of the applicable Company Stock Options, if necessary) all Company Stock Options with an exercise price equal to or higher than the last reported sales price of the Company Common Stock on the Nasdaq National Market on the trading day immediately prior to the Effective Time.

    (g) If requested by the Buyer in writing, the Company shall, immediately prior to the Effective Time, terminate the Company's 401(k) Plan.

  6.12 Stockholder Litigation. Until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, the Company shall give the Buyer the opportunity to participate in the defense or settlement of any stockholder litigation against the Company or its Board of Directors relating to this Agreement or any of the transactions contemplated by this Agreement, and shall not settle any such litigation without the Buyer's prior written consent, which will not be unreasonably withheld or delayed.

  6.13 Indemnification. From and after the Effective Time, the Buyer shall, to the fullest extent permitted by law, cause the Surviving Corporation, for a period of six years from the Effective Time, to honor all of the Company's obligations to indemnify and hold harmless, and to advance expenses with respect to, each present and former director and officer of the Company (the "Indemnified Parties"), against any costs or expenses (including attorneys'
fees), judgments, fines, losses, claims, damages, liabilities or amounts paid in settlement incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the extent that such obligations to indemnify and hold harmless exist on the date of this Agreement under the Company's Restated Articles of Incorporation, By-laws, the TBCA, any agreement between such person and the Company listed on Section 6.13 of the Company Disclosure Schedule, or otherwise; provided, further, that in the event any claim or claims are asserted or made within such six year period, all rights to indemnification in respect of any such claim or claims shall continue until the disposition of any and all such claims.

  6.14 Notification of Certain Matters. The Buyer will give prompt notice to the Company, and the Company will give prompt notice to the Buyer, of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be reasonably likely to cause (a) (i) any representation or warranty of such party contained in this Agreement that is qualified as to materiality to be untrue or inaccurate in any respect or (ii) any other representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect, in each case at any time from and after the date of this Agreement until the Effective Time, or (b) any material failure of the Buyer and the Transitory Subsidiary or the Company, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. Notwithstanding the above, the delivery of any notice pursuant to this Section will not limit or otherwise affect the remedies available hereunder to the party receiving such notice or the conditions to such party's obligation to consummate the Merger.

                                  ARTICLE VII

                              CONDITIONS TO MERGER

  7.1 Conditions to Each Party's Obligation To Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction prior to the Closing Date of the following conditions:

    (a) Stockholder Approval. The Company Voting Proposal shall have been approved and adopted at the Company Meeting, at which a quorum is present, by the affirmative vote of the holders of two-thirds of the shares of the Company Common Stock outstanding on the record date for the Company Meeting.

    (b) HSR Act. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

    (c) Governmental Approvals. Other than the filings provided for by
  Section 1.1, all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity, the failure of which to file, obtain or occur is reasonably likely to have a Buyer Material Adverse Effect or a Company Material Adverse Effect shall have been filed, been obtained or occurred.

    (d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order and no similar proceeding in respect of the Proxy Statement shall have been initiated or threatened by the SEC.

    (e) No Injunctions. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction (each an "Order") or statute, rule or regulation which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

  7.2 Additional Conditions to Obligations of the Buyer and the Transitory Subsidiary. The obligations of the Buyer and the Transitory Subsidiary to effect the Merger are subject to the satisfaction of each of the following additional conditions, any of which may be waived in writing exclusively by the Buyer and the Transitory Subsidiary:

    (a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct (i) as of the date of this Agreement (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date) and (ii) as of the Closing Date as though made on and as of the Closing Date (except (x) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date,
  (y) for changes contemplated by this Agreement and (z) where the failures to be true and correct (without regard to any materiality, Company Material Adverse Effect or knowledge qualifications contained therein), individually or in the aggregate, have not had, and are not reasonably likely to have, a Company Material Adverse Effect); and the Buyer shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

    (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date; and the Buyer shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

    (c) Tax Opinion. The Buyer shall have received a written opinion from Hale and Dorr LLP, counsel to the Buyer, to the effect that the Merger will be treated for federal income tax purposes as a tax-free reorganization within the meaning of Section 368(a) of the Code; provided that if Hale and Dorr LLP does not render such opinion, this condition shall nonetheless be deemed satisfied if Brobeck, Phleger & Harrison LLP renders such opinion to the Buyer (it being agreed that the Buyer and the Company shall each provide reasonable cooperation, including making reasonable representations, to Hale and Dorr LLP or Brobeck, Phleger & Harrison LLP, as the case may be, to enable them to render such opinion).

    (d) Third Party Consents. The Company shall have obtained (i) all consents and approvals of third parties referred to in Section 3.3(b) of the Company Disclosure Schedule and (ii) any other consent or approval of any third party (other than a Governmental Entity) the failure of which to obtain, individually or in the aggregate, is reasonably likely to have a Company Material Adverse Effect.

    (e) Resignations. The Buyer shall have received copies of the resignations, effective as of the Effective Time, of each director and officer of the Company and its Subsidiaries, except as listed on Section 7.2(e) of the Company Disclosure Schedule.

  7.3 Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction of each of the following additional conditions, any of which may be waived, in writing, exclusively by the Company:

    (a) Representations and Warranties. The representations and warranties of the Buyer and the Transitory Subsidiary set forth in this Agreement shall be true and correct (i) as of the date of this Agreement (except to the extent such representations are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date) and (ii) as of the Closing Date as though made on and as of the Closing Date (except (x) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, (y) for changes contemplated by this Agreement and (z) where the failures to be true and correct (without regard to any materiality, Buyer Material Adverse Effect or knowledge qualifications contained therein), individually or in the aggregate, have not had, and are not reasonably likely to have, a Buyer Material Adverse Effect); and the Company shall have received a certificate signed on behalf of the Buyer by the chief executive officer or the chief financial officer of the Buyer to such effect.

    (b) Performance of Obligations of the Buyer and the Transitory Subsidiary. The Buyer and Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of the Buyer by the chief executive officer or the chief financial officer of the Buyer to such effect.

    (c) Tax Opinion. The Company shall have received the opinion of Brobeck, Phleger & Harrison LLP, counsel to the Company, to the effect that the Merger will be treated for federal income tax purposes as a tax-free reorganization within the meaning of Section 368(a) of the Code; provided that if Brobeck, Phleger & Harrison LLP does not render such opinion, this condition shall nonetheless be deemed satisfied if Hale and Dorr LLP renders such opinion to the Company (it being agreed that the Buyer and the Company shall each provide reasonable cooperation, including making reasonable representations, to Brobeck, Phleger & Harrison LLP or Hale and Dorr LLP, as the case may be, to enable them to render such opinion).

                                  ARTICLE VIII

                           TERMINATION AND AMENDMENT

  8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time (with respect to Sections 8.1(b) through 8.1(f), by written notice by the terminating party to the other party), whether before or after approval of the Merger by the stockholders of the Company:

    (a) by mutual written consent of the Buyer and the Company; or

    (b) by either the Buyer or the Company if the Merger shall not have been consummated by May 31, 2000 (the "Outside Date") (provided that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been a principal cause of or resulted in the failure of the Merger to occur on or before such date); or

    (c) by either the Buyer or the Company if a Governmental Entity of competent jurisdiction shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or

    (d) by either the Buyer or the Company if at the Company Meeting (including any adjournment or postponement), the requisite vote of the stockholders of the Company in favor of the Company Voting Proposal shall not have been obtained (provided that the right to terminate this Agreement under this Section 8.1(d) shall not be available to any party seeking termination who at the time is in breach of or has failed to fulfill its obligations under this Agreement); or

    (e) by the Buyer, if: (i) the Board of Directors of the Company shall have failed to recommend approval of the Company Voting Proposal in the Proxy Statement or shall have withdrawn or modified its recommendation of the Company Voting Proposal; (ii) the Board of Directors of the Company fails to reconfirm its recommendation of this Agreement or the Merger within five business days after the Buyer requests in writing that the Board of Directors of the Company do so; (iii) the Board of Directors of the Company shall have approved or recommended to the stockholders of the Company an Alternative Transaction (as defined in Section 8.3(g)); or (iv) a tender offer or exchange offer for outstanding shares of the Company Common Stock is commenced (other than by the Buyer or an Affiliate of the Buyer) and the Board of Directors of the Company recommends that the stockholders of the Company tender their shares in such tender or exchange offer or, within 10 days after such tender or exchange offer, fails to recommend against acceptance of such offer or takes no position with respect to the acceptance thereof; or (v) for any reason the Company fails to call and hold the Company Meeting by the date which is one business day prior to the Outside Date; or

    (f) by either the Buyer or the Company, if there has been a breach of, or material inaccuracy or omission with respect to, any representation, warranty, covenant or agreement on the part of the other party set forth in this Agreement, which breach, inaccuracy or omission (i) causes the conditions set forth in Section 7.2(a) or 7.2(b) (in the case of termination by the Buyer) or Section 7.3(a) or 7.3(b) (in the case of termination by the Company) not to be satisfied, and (ii) shall not have been cured within 10 days following receipt by the breaching party of written notice of such breach from the other party.

  8.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall immediately become void and there shall be no liability or obligation on the part of the Buyer, the Company, the Transitory Subsidiary or their respective officers, directors, stockholders or Affiliates, except as set forth in Sections 3.29, 5.3, 8.3 and Article IX; provided that any such termination shall not relieve any party from liability for any willful breach of this Agreement (which includes without limitation the making of any representation or warranty by a party in this Agreement that the party knew was not true and accurate when made) and the provisions of the Company Stock Option Agreement, Sections 3.29, 5.3, 8.3 and Article IX of this Agreement and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement.

  8.3 Fees and Expenses.

    (a) Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees and expenses, whether or not the Merger is consummated; provided however, that the Company and the Buyer shall share equally all fees and expenses, other than attorneys' fees, incurred with respect to the printing and filing of the Proxy Statement (including any related preliminary materials) and the Registration Statement and any amendments or supplements thereto.

    (b) The Company shall pay the Buyer up to $500,000 as reimbursement for expenses of the Buyer actually incurred relating to the transactions contemplated by this Agreement prior to termination (including, but not limited to, fees and expenses of the Buyer's counsel, accountants and financial advisors, but excluding any discretionary fees paid to such financial advisors), upon the termination of this Agreement by the Buyer pursuant to (i) Section 8.1(b) as a result of the failure to satisfy the condition set forth in Section 7.2(a); (ii) Section 8.1(e); or (iii)
  Section 8.1(f) or by the Buyer or the Company pursuant to Section 8.1(d).

    (c) The Company shall pay the Buyer a termination fee of $5,000,000 upon the earliest to occur of the following events:

      (i) the termination of this Agreement by the Buyer pursuant to
    Section 8.1(e); or

      (ii) the termination of this Agreement by the Buyer pursuant to
    Section 8.1(f) after a breach by the Company of this Agreement; or

      (iii) the termination of the Agreement by the Buyer or the Company pursuant to Section 8.1(d) as a result of the failure to receive the requisite vote for approval of the Company Voting Proposal by the stockholders of the Company at the Company Meeting.

    (d) The Buyer shall pay the Company up to $500,000 as reimbursement for expenses of the Company actually incurred relating to the transactions contemplated by this Agreement prior to termination (including, but not limited to, but excluding any discretionary fees paid to such financial advisors), upon the termination of this Agreement by the Company pursuant to (i) Section 8.1(b) as a result of the failure to satisfy the condition set forth in Section 7.3(a) or (ii)
  Section 8.1(f).

    (e) The Buyer shall pay the Company a termination fee of $5,000,000 upon the termination of this Agreement by the Company pursuant to Section 8.1(f) after a breach by the Buyer of this Agreement.

    (f) The expenses and fees, if applicable, payable pursuant to Section 8.3(b), 8.3(c), 8.3(d) and 8.3(e) shall be paid within one business day after demand therefor following the first to occur of the events giving rise to the payment obligation described in Section 8.3(b), 8.3(c)(i), (ii) or (iii), 8.3(d) or 8.3(e). If one party fails to promptly pay to the other any expense reimbursement or fee due hereunder, the defaulting party shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee at the publicly announced prime rate of Bank of New York plus five percent per annum, compounded quarterly, from the date such expense reimbursement or fee was required to be paid.

    (g) As used in this Agreement, "Alternative Transaction" means either (i) a transaction pursuant to which any person (or group of persons) other than the Buyer or its affiliates (a "Third Party"), acquires more than 20% of the outstanding shares of the Company Common Stock pursuant to a tender offer or exchange offer or otherwise, (ii) a merger or other business combination involving the Company pursuant to which any Third Party acquires more than 20% of the outstanding shares of Company Common Stock or of the entity surviving such merger or business combination, (iii) any other transaction pursuant to which any Third Party acquires control of assets (including for this purpose the outstanding equity securities of Subsidiaries of the Company, and the entity surviving any merger or business combination including any of them) of the Company having a fair market value equal to more than 20% of the fair market value of all the assets of the Company immediately prior to such transaction, or (iv) any public announcement by a Third Party of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

  8.4 Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company, but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

  8.5 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

                                   ARTICLE IX

                                 MISCELLANEOUS

  9.1 Nonsurvival of Representations and Warranties. The respective representations and warranties of the Company, the Buyer and the Transitory Subsidiary contained in this Agreement or in any instrument delivered pursuant to this Agreement shall expire with, and be terminated and extinguished upon, the Effective Time. No party hereto makes any representation or warranty to the other party other than those expressly set forth herein.

  9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) four business days after being sent by registered or certified mail, return receipt requested, postage prepaid, or (ii) one business day after being sent for next business day delivery, fees prepaid, via a reputable nationwide overnight courier service, in each case to the intended recipient as set forth below:

    (a) if to the Buyer or Transitory Subsidiary, to

      Prodigy Communications Corporation
      44 South Broadway
      White Plains, New York 10601
      Attn: General Counsel
      Telecopy: (914) 448-8198

      with a copy to:

      Hale and Dorr LLP
      60 State Street
      Boston, Massachusetts 02109
      Attn: David A. Westenberg, Esq.
      Telecopy: (617) 526-5000

    (b) if to the Company, to

      FlashNet Communications, Inc.
      1812 North Forest Park Blvd.
      Fort Worth, Texas 76102
      Attn: President
      Telecopy: (817) 870-0296

      with a copy to:

      Brobeck, Phleger & Harrison LLP
      301 Congress Avenue, Suite 1200
      Austin, Texas 78701
      Attn: S. Michael Dunn, Esq.
      Telecopy: (512) 477-5813

  Any party may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, telecopy, telex, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party may change the address to which notices and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

  9.3 Entire Agreement. This Agreement (including the Schedules and Exhibits hereto and the documents and instruments referred to herein that are to be delivered at the Closing) constitutes the entire agreement among the parties hereto and supersedes any prior understandings, agreements or representations by or among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof; provided that the Confidentiality Agreement shall remain in effect in accordance with its terms.

  9.4 No Third Party Beneficiaries. Except as provided in Section 6.13, this Agreement is not intended, and shall not be deemed, to confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns, to create any agreement of employment with any person or to otherwise create any third-party beneficiary hereto.

  9.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void, except that the Buyer and/or the Transitory Subsidiary may assign this Agreement to any direct or indirect wholly owned Subsidiary of the Buyer without consent of the Company, provided that the Buyer and/or the Transitory Subsidiary, as the case may be, shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

  9.6 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties agree hereto that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

  9.7 Counterparts and Signature. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile transmission.

  9.8 Interpretation. When reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or Section of this Agreement, unless otherwise indicated. The table of contents, table of defined terms and headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

  9.9 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of New York.

  9.10 Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof this being in addition to any other remedy to which they are entitled at law or in equity.

  9.11 Waiver of Jury Trial. EACH OF THE BUYER, THE TRANSITORY SUBSIDIARY AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE BUYER, THE TRANSITORY SUBSIDIARY OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

                          [Signature Page to follow]

  IN WITNESS WHEREOF, the Buyer, the Transitory Subsidiary and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

                                          PRODIGY COMMUNICATIONS CORPORATION

                                                    /s/ Andrea S. Hirsch
                                          By: _________________________________
                                                   Name: Andrea S. Hirsch
                                              Title: Executive Vice President
                                                    and General Counsel


                                          PUCKNUT CORPORATION

                                                    /s/ Andrea S. Hirsch
                                          By: _________________________________
                                                   Name: Andrea S. Hirsch
                                               Title: Vice President, General
                                                   Counsel and Secretary

                                          FLASHNET COMMUNICATIONS, INC.

                                                  /s/ Michael Scott Leslie
                                          By: _________________________________
                                                 Name: Michael Scott Leslie
                                               Title: Chief Executive Officer
                                                       and President

                                                                         ANNEX C

                             STOCK OPTION AGREEMENT

  STOCK OPTION AGREEMENT, dated as of November 5, 1999 (the "Agreement"), between Prodigy Communications Corporation, a Delaware corporation (the "Grantee"), and FlashNet Communications, Inc., a Texas corporation (the "Grantor").

  WHEREAS, the Grantee, the Grantor and PUCKnut Corporation, a wholly owned subsidiary of the Grantee ("Newco"), are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), which provides, among other things, for the merger (the "Merger") of Newco with and into the Grantor;

  WHEREAS, as a condition to its willingness to enter into the Merger Agreement, the Grantee has requested that the Grantor grant to the Grantee an option to purchase the shares of Common Stock of the Grantor (the "Common Stock") covered hereby, upon the terms and subject to the conditions hereof; and

  WHEREAS, in order to induce the Grantee to enter into the Merger Agreement, the Grantor is willing to grant the Grantee the requested option.

  NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

  1. The Option; Exercise; Adjustments; Termination.

  (a) Contemporaneously herewith the Grantee, Newco and the Grantor are entering into the Merger Agreement. Subject to the other terms and conditions set forth herein, the Grantor hereby grants to the Grantee an irrevocable option (the "Option") to purchase up to 2,837,475 shares of Common Stock (the "Shares") at a cash purchase price equal to $8.6625 per Share (the "Purchase Price"); provided, however, that the number of shares issuable to Buyer pursuant hereto shall not exceed 19.9% of the outstanding shares of Common Stock. The Option may be exercised by the Grantee, in whole or in part, at any time, or from time to time, after the earlier of (i) the occurrence of any event which would permit the Buyer to terminate the Merger Agreement under
Section 8.1(e) or Section 8.1(f) of the Merger Agreement, or (ii) immediately prior to the occurrence of any event causing the termination fee to become payable to Buyer pursuant to Section 8.3(c)(iii) of the Merger Agreement, provided that, in the case of clause (ii), an Alternative Transaction involving the Company has been proposed or consummated prior to the Company Meeting.

  (b) In the event of any change in the number of issued and outstanding shares of Common Stock by reason of any stock dividend, stock split, split-up, recapitalization, merger or other change in the corporate or capital structure of the Grantor, the number of Shares subject to the Option and the purchase price per Share shall be appropriately adjusted to restore to the Grantee its rights hereunder.

  (c) In the event the Grantee wishes to exercise the Option, the Grantee shall send a written notice to the Grantor (the "Exercise Notice") specifying a date (subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act")) not later than 10 business days and not earlier than the next business day following the date such notice is given for the closing of such purchase.

  (d) The right to exercise the Option shall terminate at the earliest of (i) the Effective Time (as defined in the Merger Agreement), (ii) the termination of the Merger Agreement pursuant to circumstances under which the Grantee is not entitled to receive the termination fee pursuant to Section 8.3 of the Merger Agreement, (iii) the date on which Grantee realizes a Total Profit equal to the Profit Limit (as such terms are defined in Section 8) and (iv) 90 days after the date (the "Merger Termination Date") on which the Merger Agreement is terminated (the date referred to in clause (iv) being hereinafter referred to as the "Option Expiration Date"); provided that if the Option cannot be exercised or the Shares cannot be delivered to Grantee upon such exercise because the conditions set forth in Section 2(a) or Section 2(b) hereof have not yet been satisfied, the Option Expiration Date shall be extended until 30 days after such impediment to exercise has been removed.

  2. Conditions to Delivery of Shares. The Grantor's obligation to deliver Shares upon exercise of the Option is subject only to the conditions that:

    (a) No preliminary or permanent injunction or other order issued by any federal or state court of competent jurisdiction in the United States prohibiting the delivery of the Shares shall be in effect; and

    (b) Any applicable waiting periods under the HSR Act shall have expired or been terminated.

  3. The Closing.

  (a) Any closing hereunder shall take place on the date specified by the Grantee in its Exercise Notice at 10:00 a.m., local time, at the offices of Hale and Dorr LLP, 60 State Street, Boston, Massachusetts, or, if the conditions set forth in Section 2(a) or 2(b) have not then been satisfied, on the second business day following the satisfaction of such conditions, or at such other time and place as the parties hereto may agree (the "Closing Date"). On the Closing Date, the Grantor will deliver to the Grantee a certificate or certificates, duly endorsed (or accompanied by duly executed stock powers), representing the Shares in the denominations designated by the Grantee in its Exercise Notice and the Grantee will purchase such Shares from the Grantor at the price per Share equal to the Purchase Price. Any payment made by the Grantee to the Grantor, or by the Grantor to the Grantee, pursuant to this Agreement shall be made by certified or official bank check or by wire transfer of federal funds to a bank designated by the party receiving such funds.

  (b) The certificates representing the Shares may bear an appropriate legend relating to the fact that such Shares have not been registered under the Securities Act of 1933, as amended (the "Securities Act").

  4. Representations and Warranties of the Grantor. The Grantor represents and warrants to the Grantee that:

    (a) the Grantor is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas and has the requisite corporate power and authority to enter into and perform this Agreement;

    (b) the execution and delivery of this Agreement by the Grantor and the consummation by it of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Grantor and this Agreement has been duly executed and delivered by a duly authorized officer of the Grantor and constitutes a valid and binding obligation of the Grantor, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles;

    (c) the Grantor has taken all necessary corporate action to authorize and reserve the Shares issuable upon exercise of the Option and the Shares, when issued and delivered by the Grantor upon exercise of the Option, will be duly authorized, validly issued, fully paid and non-assessable and free of any lien, security interest or other adverse claim and free of any preemptive rights;

    (d) except as otherwise required by the HSR Act, the execution and delivery of this Agreement by the Grantor and the consummation by it of the transactions contemplated hereby do not require the consent, waiver, approval or authorization of or any filing with any person or public authority and will not violate, require a consent or waiver under, result in a breach of or the acceleration of any obligation under, or constitute a default under, any provision of any charter or by-law, indenture, mortgage, lien, lease, agreement, contract, instrument, order, law, rule, regulation, stock market rule, judgment, ordinance, decree or restriction by which the Grantor or any of its subsidiaries or any of their respective properties or assets is bound; and

    (e) no "fair price", "moratorium", "control share acquisition" or other form of anti-takeover statute or regulation is or shall be applicable to the acquisition of Shares pursuant to this Agreement.

  5. Representations and Warranties of the Grantee. The Grantee represents and warrants to the Grantor that:

    (a) the execution and delivery of this Agreement by the Grantee and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Grantee and this Agreement has been duly executed and delivered by a duly authorized officer of the Grantee and will constitute a valid and binding obligation of Grantee; and

    (b) the Grantee is acquiring the Option and, if and when it exercises the Option, will be acquiring the Shares issuable upon the exercise thereof for its own account and not with a view to distribution or resale in any manner which would be in violation of the Securities Act.

  6. Listing of Shares; HSR Act Filings; Governmental Consents. Subject to applicable law and the rules and regulations of the Nasdaq National Market, the Grantor shall (i) promptly file a notice to list the Shares on the Nasdaq National Market and (ii) make, as promptly as practicable, all necessary filings by the Grantor under the HSR Act and use its best efforts to obtain all necessary approvals thereunder as promptly as practicable; provided, however, that if the Grantor is unable to effect such listing on the Nasdaq National Market by the Closing Date, the Grantor will nevertheless be obligated to deliver the Shares upon the Closing Date. Each of the parties hereto will use its best efforts to obtain consents of all third parties and governmental authorities, if any, necessary to the consummation of the transactions contemplated.

  7. Registration Rights.

  (a) In the event that the Grantee shall desire to sell any of the Shares within two years after the purchase of such Shares pursuant hereto, and such sale requires, in the opinion of counsel to the Grantee, which opinion shall be reasonably satisfactory to the Grantor and its counsel, registration of such Shares under the Securities Act, the Grantor will cooperate with the Grantee and any underwriters in registering such Shares for resale, including, without limitation, promptly filing a registration statement which complies with the requirements of applicable federal and state securities laws and entering into an underwriting agreement with such underwriters upon such terms and conditions as are customarily contained in underwriting agreements with respect to secondary distributions; provided that the Grantor shall not be required to have declared effective more than two registration statements hereunder and shall be entitled to delay the filing or effectiveness of any registration statement for up to 120 days if the offering would, in the judgment of the Board of Directors of the Grantor, require premature disclosure of any material corporate development or otherwise interfere with or adversely affect any pending or proposed offering of securities of the Grantor or any other material transaction involving the Grantor.

  (b) If the Common Stock is registered pursuant to the provisions of this
Section 7, the Grantor agrees (i) to furnish copies of the registration statement and the prospectus relating to the Shares covered thereby in such numbers as the Grantee may from time to time reasonably request and (ii) if any event shall occur as a result of which it becomes necessary to amend or supplement any registration statement or prospectus, to prepare and file under the applicable securities laws such amendments and supplements as may be necessary to keep available for at least 90 days a prospectus covering the Common Stock meeting the requirements of such securities laws, and to furnish to the Grantee such numbers of copies of the registration statement and prospectus as amended or supplemented as may reasonably be requested. The Grantor shall bear the cost of the registration, including, but not limited to, all registration and filing fees, printing expenses, and fees and disbursements of counsel and accountants for the Grantor, except that the Grantee shall pay the fees and disbursements of its counsel and the underwriting fees and selling commissions applicable to the Shares sold by the Grantee. The Grantor shall indemnify and hold harmless Grantee, its affiliates and its officers and directors from and against any and all losses, claims, damages, liabilities and expenses arising out of or based upon any statements contained in, omissions or alleged omissions from, each registration statement filed pursuant to this paragraph; provided, however, that this provision does not apply to any loss, liability, claim, damage or expense to the extent it arises out of any statement or omission made in reliance upon and in conformity with written information furnished to the Grantor by the Grantee, its affiliates or its officers expressly for use in any registration statement (or any amendment thereto) or any preliminary prospectus filed pursuant to this paragraph. The Grantor shall also indemnify and hold harmless each underwriter and each person who controls any underwriter within the meaning of either the Securities Act or the Securities Exchange Act of 1934 against any and all losses, claims, damages, liabilities and expenses arising out of or based upon any statements contained in, omissions or alleged omissions from, each registration statement filed pursuant to this paragraph; provided, however, that this provision does not apply to any loss, liability, claim, damage or expense to the extent it arises out of any statement or omission made in reliance upon and in conformity with written information furnished to the Grantor by the underwriters expressly for use in any registration statement (or any amendment thereto) or any preliminary prospectus filed pursuant to this paragraph.

  8. Profit Limitation.

  (a) Notwithstanding any other provision of this Agreement, in no event shall the Grantee's Total Profit (as hereinafter defined) exceed $5 million (the "Profit Limit") and, if it otherwise would exceed such amount, the Grantee, at its sole election, shall either (i) deliver to the Grantor for cancellation Shares previously purchased by Grantee, (ii) pay cash to the Grantor, (iii) receive a smaller termination fee under Section 8.3 of the Merger Agreement or
(iv) undertake any combination thereof, so that Grantee's Total Profit shall not exceed the Profit Limit after taking into account the foregoing actions.

  (b) Notwithstanding any other provision of this Agreement, the Option may not be exercised for a number of Shares as would, as of the date of the Exercise Notice, result in a Notional Total Profit (as defined below) of more than the Profit Limit and, if exercise of the Option otherwise would exceed the Profit Limit, the Grantee, at its discretion, may increase the Purchase Price for that number of Shares set forth in the Exercise Notice so that the Notional Total Profit shall not exceed the Profit Limit; provided, that nothing in this sentence shall restrict any exercise of the Option permitted hereby on any subsequent date at the Purchase Price set forth in Section 1(a) hereof.

  (c) As used herein, the term "Total Profit" shall mean the aggregate amount (before taxes) of the following: (i) the amount of cash received by Grantee pursuant to Section 8.3(c) of the Merger Agreement, and (ii) (x) the cash amounts (net of customary brokerage commissions paid in connection with the transaction) received by Grantee pursuant to the sale of Shares (or any other securities into which such Shares are converted or exchanged) to any unaffiliated party, less (y) the Grantee's purchase price for such Shares.

  (d) As used herein, the term "Notional Total Profit" with respect to any number of Shares as to which Grantee may propose to exercise the Option shall be the Total Profit determined as of the date of the Exercise Notice assuming that the Option were exercised on such date for such number of Shares and assuming that such Shares, together with all other Shares held by Grantee and its affiliates as of such date, were sold for cash at the closing market price for the Common Stock as of the close of business on the preceding trading day (less customary brokerage commissions).

  9. Put.

  (a) At any time during which the Option is exercisable under this Agreement (the "Repurchase Period"), upon demand by the Grantee, the Grantee shall have the right to sell to the Grantor (or any successor entity thereof) and Grantor (or such successor entity, shall be obligated to repurchase from the Grantee (the "Put"), all or any portion of the Option, to the extent not previously exercised, at the price set forth in subparagraph (i) below, and/or all or any portion of the Shares purchased by the Grantee pursuant thereto, at a price set forth in subparagraph (ii) below:

    (i) the difference between the "Market/Tender Offer Price" for shares of Common Stock as of the date (the "Notice Date") notice of exercise of the Put is given to the other party (defined as the greater of

  (A) the price per share offered as of the Notice Date pursuant to any tender or exchange offer or other Acquisition Proposal which was made prior to the Notice Date and not terminated or withdrawn as of the Notice Date (the "Tender Price") or (B) the average of the closing prices of shares of Common Stock on the Nasdaq National Market for the ten (10) trading days immediately preceding the Notice Date (the "Market Price")), and the Purchase Price multiplied by the number of Shares purchasable pursuant to the Option (or portion thereof with respect to which the Grantee is exercising its rights under this Section 9), but only if the Market/Tender Offer Price is greater than the Purchase Price;

    (ii) the Purchase Price paid by the Grantee for the Shares acquired pursuant to the Option plus the difference between the Market/Tender Offer Price and the Purchase Price, but only if the Market/Tender Offer Price is greater than the Purchase Price, multiplied by the number of Shares so purchased;

  (b) In the event Grantee exercises its rights under this Section 9, the Grantor shall, within ten business days of the Notice Date, pay the required amount (the "Repurchase Price") to the Grantee in immediately available funds and the Grantee shall surrender to the Grantor the Option or the certificates evidencing the Shares purchased by the Grantee pursuant thereto, and the Grantee shall represent and warrant that it owns such shares and that such shares are then free and clear of all liens, claims, charges and encumbrances of any kind or nature whatsoever, other than any of the same created by the Grantor or its affiliates.

  (c) To the extent that the Grantor is prohibited under applicable law or regulation, or as a consequence of administrative policy, from repurchasing the Option and/or Shares in full, the Grantor shall immediately so notify the Grantee and thereafter deliver or cause to be delivered, from time to time, to the Grantee the portion of the Repurchase Price that it is no longer prohibited from delivering within five business days after the date on which the Grantor is no longer so prohibited; provided that, if the Grantor at any time after delivery of a notice of exercise of the Put pursuant to Section 9(a) is prohibited under applicable law or regulation, or as a consequence of administrative policy, from delivering to the Grantee the Repurchase Price in full (and the Grantor hereby undertakes to use its best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to accomplish such repurchase), the Grantee may revoke its notice of the exercise of the Put whether in whole or to the extent of the prohibition, whereupon, in the latter case, the Grantor shall promptly (1) deliver to the Grantee that portion of the Repurchase Price that the Grantor is not prohibited from delivering and (2) deliver to the Grantee as appropriate, (A) a new Agreement evidencing the right of the Grantee to purchase that number of shares of Common Stock obtained by multiplying the number of shares of Common Stock for which the surrendered Agreement was exercisable at the time of delivery of the notice of exercise of the Put by a fraction, the numerator of which is the Repurchase Price less the portion of the Repurchase Price previously delivered to the Grantee and the denominator of which is the Repurchase Price, and/or (B), a certificate for the Shares the Grantor is then so prohibited from repurchasing.

  10. Expenses. Each party hereto shall pay its own expenses incurred in connection with this Agreement, except as otherwise specifically provided herein.

  11. Specific Performance. The Grantor acknowledges that if the Grantor fails to perform any of its obligations under this Agreement, immediate and irreparable harm or injury would be caused to the Grantee for which money damages would not be an adequate remedy. In such event, the Grantor agrees that the Grantee shall have the right, in addition to any other rights it may have, to specific performance of this Agreement. Accordingly, if the Grantee should institute an action or proceeding seeking specific enforcement of the provisions hereof, the Grantor hereby waives the claim or defense that the Grantee has an adequate remedy at law and hereby agrees not to assert in any such action or proceeding the claim or defense that such a remedy at law exists. The Grantor further agrees to waive any requirements for the securing or posting of any bond in connection with obtaining any such equitable relief.

  12. Notice. All notices, requests, demands and other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended or delivered by registered or certified mail, return receipt requested, or if sent by facsimile transmission, upon receipt of oral confirmation that such transmission has been received, to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person:

  If to the Grantor:

  FlashNet Communications, Inc.
  1812 North Forest Park Blvd.
  Fort Worth, Texas 76102
  Attn: President
  Telecopy: (817) 870-0296

  With a copy to:

  Brobeck, Phleger & Harrison LLP
  301 Congress Avenue, Suite 1200
  Austin, Texas 78701
  Attn: S. Michael Dunn, Esq.
  Telecopy: (512) 477-5813

  If to the Grantee:

  Prodigy Communications Corporation
  44 South Broadway
  White Plains, New York 10601
  Attn: General Counsel
  Telecopy: (914) 448-8198

  With a copy to:

  Hale and Dorr LLP
  60 State Street
  Boston, Massachusetts 02109
  Attn: David A. Westenberg, Esq.
  Telecopy: (617) 526-5000

  13. Parties in Interest. Nothing in this Agreement, express or implied, is intended to confer upon any person other than the Grantor or the Grantee, or their successors or assigns, any rights or remedies under or by reason of this Agreement.

  14. Entire Agreement; Amendments. This Agreement, together with the Merger Agreement and the other documents referred to therein, contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings, oral or written, with respect to such transactions. The terms of this Agreement may be amended, modified or waived only by an agreement in writing signed by the party against whom such amendment, modification or waiver is sought to be enforced.

  15. Assignment. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party hereto, except that the Grantee may assign its rights and obligations hereunder to any direct or indirect wholly-owned subsidiary of the Grantee (provided that such assignment shall not relieve the Grantee of its obligations hereunder if such transferee does not perform such obligations).

  16. Headings. The section headings herein are for convenience only and shall not affect the construction of this Agreement.

  17. Counterparts. This Agreement may be executed in any number of counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall constitute one and the same document.

  18. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York (regardless of the laws that might otherwise govern under applicable New York principles of conflicts of law).

  19. Survival. All representations and warranties contained in this Agreement shall survive delivery of and payment for the Shares.

  20. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

  IN WITNESS WHEREOF, the Grantee and the Grantor have caused this Agreement to be duly executed and delivered on the day and year first above written.

                                          FLASHNET COMMUNICATIONS, INC.

                                                 /s/ Michael Scott Leslie
                                          By___________________________________
                                                Name: Michael Scott Leslie
                                            Title: Chief Executive Officer and
                                                         President

                                          PRODIGY COMMUNICATIONS CORPORATION

                                                   /s/ Andrea S. Hirsch
                                          By___________________________________
                                                  Name: Andrea S. Hirsch
                                              Title: Executive Vice President
                                                    and General Counsel

                                                                         ANNEX D

                             STOCKHOLDER AGREEMENT

  STOCKHOLDER AGREEMENT, dated as of November 5, 1999 (this "Agreement"), by the stockholders listed on the signature page(s) hereto (collectively, "Stockholders" and each individually, a "Stockholder") to and for the benefit of Prodigy Communications Corporation, a Delaware corporation ("Acquiror"). Capitalized terms used and not otherwise defined herein shall have the respective meanings assigned to them in the Merger Agreement referred to below.

  WHEREAS, as of the date hereof, the Stockholders collectively own of record and beneficially shares of capital stock of FlashNet Communications, Inc., a Texas corporation (the "Company"), as set forth on Schedule I hereto (such shares or any other voting or equity of securities of the Company, hereafter acquired by any Stockholder prior to the termination of this Agreement, being referred to herein collectively as the "Shares");

  WHEREAS, concurrently with the execution of this Agreement, Acquiror and the Company are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), pursuant to which, upon the terms and subject to the conditions thereof, a subsidiary of Buyer will be merged with and into the Company, and the Company will be the surviving corporation (the "Merger"); and

  WHEREAS, as a condition to the willingness of the Company and Acquiror to enter into the Merger Agreement, Acquiror has requested that the Stockholders agree, and in order to induce Acquiror to enter into the Merger Agreement, the Stockholders are willing to agree to vote in favor of adopting the Merger Agreement and approving the Merger, upon the terms and subject to the conditions set forth herein.

  NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree, severally and not jointly, as follows:

  Section 1. Voting of Shares. Each Stockholder covenants and agrees that until the termination of this Agreement in accordance with the terms hereof, at the Company Meeting or any other meeting of the stockholders of the Company, however called, and in any action by written consent of the stockholders of the Company, such Stockholder will vote, or cause to be voted, all of his, her or its respective Shares (a) in favor of adoption of the Merger Agreement and approval of the Merger contemplated by the Merger Agreement, as the Merger Agreement may be modified or amended from time to time in a manner not adverse to the Stockholders, and (b) against any other Alternative Transaction. In addition, such Stockholder agrees that it will, upon request by Acquiror, furnish written confirmation, in form and substance reasonably acceptable to Acquiror, of such Stockholder's vote in favor of the Merger Agreement and the Merger. Each Stockholder covenants and agrees to deliver to Acquiror upon request prior to any vote contemplated by the first sentence of this Section 1, a proxy substantially in the form attached hereto as Annex A (a "Proxy"), which Proxy shall be irrevocable during the term of this Agreement to the extent permitted under Texas law, and Acquiror agrees to vote the Shares subject to such Proxy in favor of the approval and adoption of the Merger Agreement and the Merger. Each Stockholder acknowledges receipt and review of a copy of the Merger Agreement. Each Stockholder acknowledges and agrees that this proxy, if and when given, shall be coupled with an interest, shall constitute, among other things, an inducement for Acquiror to enter into the Merger Agreement, shall be irrevocable and shall not be terminated by operation of law or otherwise upon the occurrence of any event and that no subsequent proxies with respect to such Shares shall be given (and if given shall not be effective); provided however that any such proxy shall terminate automatically and without further action on behalf of the Stockholders upon the termination of this Agreement. In the event that a Stockholder does not provide the Proxy upon request of Acquiror, such Stockholder hereby grants Buyer a power of attorney to execute and deliver such Proxy for and behalf of such Stockholder, which power of attorney is coupled with an interest and shall survive any death, disability, bankruptcy or any other such impediment of such Stockholder. Upon the execution of this Agreement by each Stockholder, such Stockholder hereby revokes any and all prior proxies or powers of attorney given by such Stockholder with respect to the Shares.

  Section 2. Transfer of Shares. Each Stockholder covenants and agrees that such Stockholder will not directly or indirectly, (a) sell, assign, transfer (including by merger, testamentary disposition, interspousal disposition pursuant to a domestic relations proceeding or otherwise by operation of law), pledge, encumber or otherwise dispose of any of the Shares, (b) deposit any of the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares or grant any proxy or power of attorney with respect thereto which is inconsistent with this Agreement or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer (including by merger, testamentary disposition, interspousal disposition pursuant to a domestic relations proceeding or otherwise by operation of law) or other disposition of any Shares; provided, however, that a Stockholder may transfer Shares to an entity controlled by the Stockholder, and Applied Telecommunications Technologies, Inc. may transfer Shares to its stockholders, in each case on the condition that each such transferee enter into this agreement and agree unconditionally to bound by the terms hereof.

  Section 3. Representations and Warranties of the Stockholders. Each Stockholder on its own behalf hereby severally represents and warrants to Acquiror with respect to itself and its or her ownership of the Shares as follows:

    (a) Ownership of Shares. On the date hereof, the Shares are owned beneficially by Stockholder or its nominee. Stockholder has sole voting power, without restrictions, with respect to all of the Shares.

    (b) Power, Binding Agreement. Stockholder has the legal capacity, power and authority to enter into and perform all of its obligations, under this Agreement. The execution, delivery and performance of this Agreement by Stockholder will not violate any material agreement to which Stockholder is a party, including, without limitation, any voting agreement, stockholders' agreement, partnership agreement or voting trust. This Agreement has been duly and validly executed and delivered by Stockholder and constitutes a valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

    (c) No Conflicts. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, conflict with or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease, or other agreement, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Stockholder or any of its properties or assets, other than such conflicts, violations or defaults or terminations, cancellations or accelerations which individually or in the aggregate do not materially impair the ability of Stockholder to perform its obligations hereunder.

  Section 4. No Solicitation. Prior to the termination of this Agreement in accordance with its terms, each Stockholder agrees, in its individual capacity as a stockholder of the Company that (i) it will not, nor will it authorize or permit any of its employees, agents and representatives to, directly or indirectly, (a) initiate, solicit or encourage any inquiries or the making of any Acquisition Proposal (as defined in the Merger Agreement), (b) enter into any agreement with respect to any Acquisition Proposal, or (c) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, and (ii) it will notify Acquiror as soon as possible if any such inquiries or proposals are received by, any information or documents is requested from, or any negotiations or discussions are sought to be initiated or continued with, it or any of its affiliates in its individual capacity; provided, that, notwithstanding the foregoing, each Stockholder shall not be prohibited from taking any such actions to the extent that the Company or its Board of Directors is permitted to take such actions under the Merger Agreement.

  Section 5. Termination. This Agreement shall terminate upon the earliest to occur of (i) the Effective Time (as such term is defined in the Merger Agreement) or (ii) any termination of the Merger Agreement in accordance with the terms thereof; provided that no such termination shall relieve any party of liability for a willful breach hereof prior to termination.

  Section 6. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

  Section 7. Fiduciary Duties. Each Stockholder is signing this Agreement solely in such Stockholder's capacity as an owner of his, her or its respective Shares, and nothing herein shall prohibit, prevent or preclude such Stockholder from taking or not taking any action in his or her capacity as an officer or director of the Company, to the extent permitted by the Merger Agreement.

  Section 8. Legend on Certificate. Each Stockholder agrees to present the certificates representing the Shares presently owned or hereafter acquired by such Stockholder to the Secretary of the Company and to cause the Secretary to stamp on the certificate in a prominent manner the following legend:

    "The shares represented by this certificate are subject to transfer restrictions and an irrevocable proxy pursuant to a Stockholder Agreement and Irrevocable Proxy, each dated as of November 5, 1999 (the "Agreements"). Copies of the Agreements are available for inspection during normal business hours at the principal executive office of this corporation."

  Section 9. Miscellaneous.

  (a) This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between the parties with respect thereto. This Agreement may not be amended, modified or rescinded except by an instrument in writing signed by each of the parties hereto.

  (b) If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

  (c) This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to the principles of conflicts of law thereof.

  (d) This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

                           [Signature Page to follow]

  IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed individually or by its respective duly authorized officer as of the date first written above.

                                          PRODIGY COMMUNICATIONS CORPORATION

                                                    /s/ Andrea S. Hirsch
                                          By: _________________________________
                                                   Name: Andrea S. Hirsch
                                              Title: Executive Vice President
                                                    and General Counsel

                                          STOCKHOLDERS:

                                          APPLIED TELECOMMUNICATIONS
                                          TECHNOLOGIES, INC.

                                                   /s/ Dennis P. Cameron
                                          By: _________________________________
                                                  Name: Dennis P. Cameron
                                                      Title: President

  IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed individually or by its respective duly authorized officer as of the date first written above.

                                          PRODIGY COMMUNICATIONS CORPORATION

                                                    /s/ Andrea S. Hirsch
                                          By: _________________________________
                                                   Name: Andrea S. Hirsch
                                              Title: Executive Vice President
                                                    and General Counsel


                                          STOCKHOLDERS:

                                                 /s/ James B. Francis, Jr.
                                          By: _________________________________
                                                Name: James B. Francis, Jr.

  IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed individually or by its respective duly authorized officer as of the date first written above.

                                          PRODIGY COMMUNICATIONS CORPORATION

                                                    /s/ Andrea S. Hirsch
                                          By: _________________________________
                                                   Name: Andrea S. Hirsch
                                              Title: Executive Vice President
                                                    and General Counsel

                                          STOCKHOLDERS:

                                          GLOBAL UNDERVALUED SECURITIES
                                          FUND, L.P.

                                          By: KLEINHEINZ CAPITAL PARTNERS LDC
                                               its general partner

                                                   /s/ John B. Kleinheinz
                                          By: _________________________________
                                                  Name: John B. Kleinheinz
                                                      Title: President

  IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed individually or by its respective duly authorized officer as of the date first written

                                          PRODIGY COMMUNICATIONS CORPORATION

                                                    /s/ Andrea S. Hirsch
                                          By: _________________________________
                                                   Name: Andrea S. Hirsch
                                              Title: Executive Vice President
                                                    and General Counsel

                                          STOCKHOLDERS:

                                                     /s/ Andrew N. Jent
                                          By: _________________________________
                                                    Name: Andrew N. Jent

  IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed individually or by its respective duly authorized officer as of the date first written above.

                                          PRODIGY COMMUNICATIONS CORPORATION

                                                    /s/ Andrea S. Hirsch
                                          By: _________________________________
                                                   Name: Andrea S. Hirsch
                                              Title: Executive Vice President
                                                    and General Counsel

                                          STOCKHOLDERS:

                                                   /s/ John B. Kleinheinz
                                          By: _________________________________
                                                  Name: John B. Kleinheinz

  IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed individually or by its respective duly authorized officer as of the date first written above.

                                          PRODIGY COMMUNICATIONS CORPORATION

                                                    /s/ Andrea S. Hirsch
                                          By: _________________________________
                                                   Name: Andrea S. Hirsch
                                              Title: Executive Vice President
                                                    and General Counsel

                                          STOCKHOLDERS:

                                          KLEINHEINZ CAPITAL PARTNERS LDC

                                                   /s/ John B. Kleinheinz
                                          By: _________________________________
                                                  Name: John B. Kleinheinz
                                                      Title: President

  IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed individually or by its respective duly authorized officer as of the date first written above.

                                          PRODIGY COMMUNICATIONS CORPORATION

                                                    /s/ Andrea S. Hirsch
                                          By: _________________________________
                                                   Name: Andrea S. Hirsch
                                              Title: Executive Vice President
                                                    and General Counsel


                                          STOCKHOLDERS:

                                                  /s/ Michael Scott Leslie
                                          By: _________________________________
                                                 Name: Michael Scott Leslie

  IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed individually or by its respective duly authorized officer as of the date first written above.

                                          PRODIGY COMMUNICATIONS CORPORATION

                                                    /s/ Andrea S. Hirsch
                                          By: _________________________________
                                                   Name: Andrea S. Hirsch
                                              Title: Executive Vice President
                                                    and General Counsel

                                          STOCKHOLDERS:

                                                   /s/ Kevin A. Stadtler
                                          By: _________________________________
                                                  Name: Kevin A. Stadtler

  IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed individually or by its respective duly authorized officer as of the date first written above.

                                          PRODIGY COMMUNICATIONS CORPORATION

                                                    /s/ Andrea S. Hirsch
                                          By: _________________________________
                                                   Name: Andrea S. Hirsch
                                              Title: Executive Vice President
                                                    and General Counsel

                                          STOCKHOLDERS:

                                                  /s/ Albert Lee Thurburn
                                          By: _________________________________
                                                 Name: Albert Lee Thurburn

  IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed individually or by its respective duly authorized officer as of the date first written above.

                                          PRODIGY COMMUNICATIONS CORPORATION

                                                    /s/ Andrea S. Hirsch
                                          By: _________________________________
                                                   Name: Andrea S. Hirsch
                                              Title: Executive Vice President
                                                    and General Counsel

                                          STOCKHOLDERS:

                                                   /s/ Russell A. Wiseman
                                          By: _________________________________
                                                  Name: Russell A. Wiseman

                                   SCHEDULE I

                                                                       Number of
Name                                                                    Shares
----                                                                   ---------
Applied Telecommunications Technologies, Inc..........................   560,133
James B. Francis, Jr..................................................     5,000
Global Undervalued Securities Fund, L.P............................... 1,041,973
Andrew N. Jent*.......................................................         0
John B. Kleinheinz....................................................   814,879
Kleinheinz Capital Partners LDC.......................................    16,664
Michael Scott Leslie..................................................   798,320
Kevin A. Stadtler*....................................................         0
Albert Lee Thurburn...................................................   746,844
Russell A. Wiseman....................................................       866

--------
*  option holder

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

  Article EIGHTH of the Registrant's Certificate of Incorporation, as amended (the "Certificate of Incorporation"), provides that no director of the Registrant shall be personally liable for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

  Article NINTH of the Registrant's Certificate of Incorporation provides that a director or officer of the Registrant (a) shall be indemnified by the Registrant against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Registrant) brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Registrant against all expenses (including attorneys' fees) and amounts paid in settlement incurred in connection with any action by or in the right of the Registrant brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the Registrant, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by the Registrant against all expenses (including attorneys' fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

  Indemnification is required to be made unless the Registrant determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the Registrant that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the Registrant fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the Registrant notice of the action for which indemnity is sought and the Registrant has the right to participate in such action or assume the defense thereof.

  Article NINTH of the Registrant's Certificate of Incorporation further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law is amended to expand the indemnification permitted to directors or officers the Registrant must indemnify those persons to the fullest extent permitted by such law as so amended.

  Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

  The Registrant has an insurance policy with coverage of $20,000,000 that insures the directors and officers of the Registrant (with entity coverage) against certain liabilities which might be incurred by such directors and officers in connection with the performance of their duties.

Item 21. Exhibits and Financial Statement Schedules.

  (a) Exhibits

  2.1(1)+  Asset Purchase Agreement, dated as of May 26, 1999, by and among
           Cable & Wireless USA, Inc., Cable & Wireless USA Internet, L.L.C.
           and the Registrant.

  2.2(2)   Asset Purchase Agreement, dated as of September 7, 1999, by and among the Registrant, U.S. Republic Communications, Inc., VarTec
           Telecom, Inc., VarTec Telecom Holding Company, T. Gary Remy and Tom
           D. Johnson.
  2.3*     Agreement and Plan of Merger, dated as of November 5, 1999 and as amended as of March 15, 2000, among the Registrant, PUCKnut
           Corporation and FlashNet Communications, Inc. (included as Annex B to the Proxy Statement/Prospectus, which is a part of this
           Registration Statement).
  2.4      Stock Option Agreement, dated as of November 5, 1999, among the
           Registrant and FlashNet Communications, Inc. (included as Annex C to the Proxy Statement/Prospectus, which is a part of this Registration
           Statement).
  2.5      Stockholder Agreement, dated as of November 5, 1999, among the
           Registrant, Applied Telecommunications Technologies, Inc., James B.
           Francis, Jr., Global Undervalued Securities Fund, L.P., Andrew N.
           Jent, John B. Kleinheinz, Kleinheinz Capital Partners LDC, Michael
           Scott Leslie, Kevin A. Stadtler, Albert Lee Thurburn and Russell A.
           Wiseman (included as Annex D to the Proxy Statement/Prospectus, which is a part of this Registration Statement).
  3.1(3)   Certificate of Incorporation of the Registrant, as amended.

  3.2(3)   By-laws of the Registrant, as amended.

  3.3(4)   Form of Amended and Restated Certificate of Incorporation of the
           Registrant, to be effective following the closing of the SBC transaction.
  3.4(4)   Form of Amended and Restated By-laws of the Registrant, to be effective following the closing of the SBC transaction.
  3.5(4)   Form of Amended and Restated Limited Partnership Agreement for
           Prodigy Communications Limited Partnership by and among the
           Registrant, SBC Internet Communications, Inc. and Prodigy Transition
           Corporation, to be effective following the closing of the SBC transaction.
  4.1(3)   Specimen certificate for shares of Common Stock.
  8.1      Opinion of Hale and Dorr LLP Regarding Tax Matters.

  8.2      Opinion of Brobeck, Phleger & Harrison LLP Regarding Tax Matters.

  8.3      Opinion of Goldman, Sachs & Co. (included as Annex A to the Proxy
           Statement/Prospectus, which is a part of this Registration
           Statement).
 10.1(3)   1996 Stock Option Plan of the Registrant, as amended.

 10.2(3)   1999 Employee Stock Purchase Plan of the Registrant.

 10.3(5)   1999 Stock Option Plan of the Registrant.

 10.4(3)   1999 Outside Director Stock Option Plan of the Registrant.

 10.5(3)+ Software License and Services Agreement, dated April 16, 1997, between Prodigy Services Corporation and ORACLE Worldwide Tech
           Support.
 10.6(5)++ Amended and Restated Splitrock Full Service Agreement, dated
           February 16, 2000, between Splitrock Services, Inc. and Prodigy
           Services Corporation.

 10.7(3)    Agreement of Sublease, dated June 24, 1997, between Splitrock
            Services, Inc. and Prodigy Services Corporation.

 10.8(3)    Employment Agreement, dated September 1, 1998, between the
            Registrant and Samer F. Salameh.

 10.9(3)    Employment Agreement, dated September 14, 1998, between the
            Registrant and Andrea S. Hirsch.

 10.10(3)   Employment Agreement, dated December 14, 1998, between the
            Registrant and David C. Trachtenberg.

 10.11(3) Lease, dated August 14, 1997, between Prodigy Services Corporation and Westchester One LLC, as amended.

 10.12(3)+  Promotion & Distribution Agreement, effective October 7, 1996, between Microsoft Corporation and Prodigy Services Corporation, as amended.
 10.13(3)+  Distribution and Licensing Agreement, effective October 1, 1996, between Packard Bell NEC, Inc. and Prodigy Services Corporation.
 10.14(3)+  Excite Services Distribution and Co-Branded Area Agreement, dated
            January 20, 1998, between Excite, Inc. and Prodigy Services
            Corporation.
 10.15(3)   Lease Agreement, dated June 6, 1998, between Prodigy Services
            Company and Crow-Kelly#1, as amended.

 10.16(6)+  Microsoft Windows 98 "Get Connected" Co-Marketing Agreement, dated
            July 2, 1998, between Prodigy Services Corporation and Microsoft
            Corporation.
 10.17(5)   Amendment No. 1 to Microsoft Windows 98 "Get Connected" Co-
            Marketing Agreement, dated October 1, 1998, by and between
            Microsoft Corporation and Prodigy Services Corporation.
 10.18(5)++ Renewal and Amendment to that certain Microsoft Windows 98 "Get
            Connected" Co-Marketing Agreement, dated June 1, 1999, by and between Microsoft Corporation and Prodigy Services Corporation.
 10.19(5)   Amendment No. 3 to that certain Microsoft Windows 98 "Get
            Connected" Co-Marketing Agreement, dated January 19, 2000, by and between Microsoft Corporation and Prodigy Services Corporation.
 10.20(3)+  Software Development and processing Services Agreement, dated
            January 1, 1992, between Prodigy Services Company and CSG Systems,
            Inc., as amended.
 10.21(3)   Form of Prodigy Service Member Agreement.

 10.22(3) Agreement, dated January 25, 2999, among the Registrant, Telefonos de Mexico, S.A. de C.V. and others.

 10.23(6)   Microsoft Internet Explorer Logo License Agreement, dated July 2,
            1998, by and between Prodigy Services Corporation and Microsoft
            Corporation.
 10.24(6) Microsoft Internet Explorer License and Distribution Agreement, dated July 2, 1998, by and between Prodigy Services Corporation and
            Microsoft Corporation.
 10.25(4)*  Investment, Issuance, Contribution and Assumption Agreement, dated as of November 19, 1999 and as amended as of April 19, 2000, by and among SBC Communications Inc., SBC Internet Communications, Inc., the Registrant, Prodigy Transition Corporation and Prodigy
            Communications Limited Partnership.
 10.26(4) Strategic and Marketing Agreement, dated as of November 19, 1999, by and among SBC Communications Inc., SBC Internet Communications,
            Inc., the Registrant and Prodigy Communications Limited
            Partnership.
 10.27(7)   Voting Agreement, dated as of November 19, 1999, by and among SBC
            Communications Inc., Carso Global Telecom, S.A. de C.V. and
            Telefonos de Mexico, S.A. de C.V.
 10.28(7)   Form of Registration Rights Agreement by and among the Registrant,
            SBC Communications Inc. and SBC Internet Communications, Inc., to be effective following the closing of the SBC transaction.

 10.29 Letter, dated February 28, 2000, from Telefonos de Mexico, S.A. de C.V., committing to provide up to $200 million in financing to Prodigy.

 10.30 Promissory Note of FlashNet Communications, Inc., dated April 26, 2000, in favor of the Registrant.

 10.31 Letter Agreement, dated March 13, 2000, by and between the Registrant and Citibank, N.A.

 21(5) Subsidiaries of the Registrant.

 23.1  Consent of Hale and Dorr LLP (included in Exhibit 8.1).

 23.2  Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 8.2).

 23.3  Consent of PricewaterhouseCoopers LLP.

 23.4  Consent of Ernst & Young LLP.

 23.5  Consent of Deloitte & Touche LLP.

 24.1  Power of Attorney (included in the signature page of this Registration
       Statement).

 27(5) Financial Data Schedule.

 99.2  Form of Proxy Card of FlashNet Communications, Inc.

--------
(1) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on August 3, 1999.
(2) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on October 20, 1999.
(3)  Incorporated herein by reference to the Registrant's Registration
     Statement on Form S-1, as amended (File No. 333-64233).
(4)  Incorporated by reference to the Registrant's Definitive Proxy Statement on Schedule 14A filed on the date hereof.
(5) Incorporated by reference to the Registrant's Annual Report on Form 10-K filed on March 30, 2000.
(6) Incorporated by reference to the Registrant's Annual Report on Form 10-K405 filed on March 31, 1999.
(7) Incorporated by reference to the Schedule 13D/A filed on March 9, 2000 by Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick
     Slim Domit, Maria Soumaya Slim Domit, Vanessa Paula Slim Domit, Johanna Monique Slim Domit, Carso Global Telecom, S.A. de C.V. and Telefonos de Mexico, S.A. de C.V.
 +   Confidential treatment granted as to certain portions.
 ++  Confidential treatment requested as to certain portions.
 * The exhibits and schedules to this agreement were omitted from the agreement by the Registrant. The Registrant agrees to furnish any exhibit or schedule to this agreement supplementally to the Securities and Exchange Commission upon written request.

(b) Financial Statement Schedules

  All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are not applicable, and, therefore, have been omitted.

Item 22. Undertakings.

A. The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  C. The undersigned registrant hereby undertakes as follows:

    (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

    (2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of
  Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  D. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  E. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This included information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

  F. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved herein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of White Plains, state of New York, on the 5th day of May, 2000.

                                          PRODIGY COMMUNICATIONS CORPORATION

                                                 /s/ Samer F. Salameh
                                          By___________________________________
                                                     Samer F. Salameh
                                                 Chairman of the Board and
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below on this registration statement hereby constitutes and appoints Samer F. Salameh, Andrea S. Hirsch and David A. Westenberg, their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities (unless revoked in writing) to sign any and all amendments to this registration statement to which this power of attorney is attached, including any post-effective amendments as well as any related registration statement (or amendment thereto) filed in reliance upon Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith, as fully to all intents and purposes as they might and could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

  Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

             Signature                           Title                    Date
             ---------                           -----                    ----
     /s/ Samer F. Salameh                                             May 5, 2000
------------------------------------
          Samer F. Salameh           Chairman of the Board and
                                      Chief Executive Officer
                                      (Principal Executive
                                      Officer)

------------------------------------
          Alfredo Sanchez            Vice Chairman of the Board

        /s/ Allen Craft                                               May 5, 2000
------------------------------------
            Allen Craft              Executive Vice President,
                                      Finance, Chief Financial
                                      Officer and Director
                                      (Principal Financial and
                                      Accounting Officer)
      /s/ James R. Adams                                              May 5, 2000
------------------------------------
           James R. Adams            Director

       /s/ Arturo Elias                                               May 5, 2000
------------------------------------
            Arturo Elias             Director

     /s/ James M. Nakfoor                                             May 5, 2000
------------------------------------
          James M. Nakfoor           Director

                                 EXHIBIT INDEX

  2.1(1)+  Asset Purchase Agreement, dated as of May 26, 1999, by and among
           Cable & Wireless USA, Inc., Cable & Wireless USA Internet, L.L.C.
           and the Registrant.

  2.2(2)   Asset Purchase Agreement, dated as of September 7, 1999, by and among the Registrant, U.S. Republic Communications, Inc., VarTec
           Telecom, Inc., VarTec Telecom Holding Company, T. Gary Remy and Tom
           D. Johnson.
  2.3*     Agreement and Plan of Merger, dated as of November 5, 1999 and as amended as of March 15, 2000, among the Registrant, PUCKnut
           Corporation and FlashNet Communications, Inc. (included as Annex B to the Proxy Statement/Prospectus, which is a part of this
           Registration Statement).
  2.4      Stock Option Agreement, dated as of November 5, 1999, among the
           Registrant and FlashNet Communications, Inc. (included as Annex C to the Proxy Statement/Prospectus, which is a part of this Registration
           Statement).
  2.5      Stockholder Agreement, dated as of November 5, 1999, among the
           Registrant, Applied Telecommunications Technologies, Inc., James B.
           Francis, Jr., Global Undervalued Securities Fund, L.P., Andrew N.
           Jent, John B. Kleinheinz, Kleinheinz Capital Partners LDC, Michael
           Scott Leslie, Kevin A. Stadtler, Albert Lee Thurburn and Russell A.
           Wiseman (included as Annex D to the Proxy Statement/Prospectus, which is a part of this Registration Statement).
  3.1(3)   Certificate of Incorporation of the Registrant, as amended.

  3.2(3)   By-laws of the Registrant, as amended.

  3.3(4)   Form of Amended and Restated Certificate of Incorporation of the
           Registrant, to be effective following the closing of the SBC transaction.
  3.4(4)   Form of Amended and Restated By-laws of the Registrant, to be effective following the closing of the SBC transaction.
  3.5(4)   Form of Amended and Restated Limited Partnership Agreement for
           Prodigy Communications Limited Partnership by and among the
           Registrant, SBC Internet Communications, Inc. and Prodigy Transition
           Corporation, to be effective following the closing of the SBC transaction.
  4.1(3)   Specimen certificate for shares of Common Stock.
  8.1      Opinion of Hale and Dorr LLP Regarding Tax Matters.

  8.2      Opinion of Brobeck, Phleger & Harrison LLP Regarding Tax Matters.

  8.3      Opinion of Goldman, Sachs & Co. (included as Annex A to the Proxy
           Statement/Prospectus, which is a part of this Registration
           Statement).
 10.1(3)   1996 Stock Option Plan of the Registrant, as amended.

 10.2(3)   1999 Employee Stock Purchase Plan of the Registrant.

 10.3(5)   1999 Stock Option Plan of the Registrant.

 10.4(3)   1999 Outside Director Stock Option Plan of the Registrant.

 10.5(3)+ Software License and Services Agreement, dated April 16, 1997, between Prodigy Services Corporation and ORACLE Worldwide Tech
           Support.
 10.6(5)++ Amended and Restated Splitrock Full Service Agreement, dated
           February 16, 2000, between Splitrock Services, Inc. and Prodigy
           Services Corporation.
 10.7(3)   Agreement of Sublease, dated June 24, 1997, between Splitrock
           Services, Inc. and Prodigy Services Corporation.

 10.8(3)   Employment Agreement, dated September 1, 1998, between the
           Registrant and Samer F. Salameh.

 10.9(3)   Employment Agreement, dated September 14, 1998, between the
           Registrant and Andrea S. Hirsch.

 10.10(3)   Employment Agreement, dated December 14, 1998, between the
            Registrant and David C. Trachtenberg.

 10.11(3) Lease, dated August 14, 1997, between Prodigy Services Corporation and Westchester One LLC, as amended.

 10.12(3)+  Promotion & Distribution Agreement, effective October 7, 1996, between Microsoft Corporation and Prodigy Services Corporation, as amended.
 10.13(3)+  Distribution and Licensing Agreement, effective October 1, 1996, between Packard Bell NEC, Inc. and Prodigy Services Corporation.
 10.14(3)+  Excite Services Distribution and Co-Branded Area Agreement, dated
            January 20, 1998, between Excite, Inc. and Prodigy Services
            Corporation.
 10.15(3)   Lease Agreement, dated June 6, 1998, between Prodigy Services
            Company and Crow-Kelly#1, as amended.

 10.16(6)+  Microsoft Windows 98 "Get Connected" Co-Marketing Agreement, dated
            July 2, 1998, between Prodigy Services Corporation and Microsoft
            Corporation.
 10.17(5)   Amendment No. 1 to Microsoft Windows 98 "Get Connected" Co-
            Marketing Agreement, dated October 1, 1998, by and between
            Microsoft Corporation and Prodigy Services Corporation.
 10.18(5)++ Renewal and Amendment to that certain Microsoft Windows 98 "Get
            Connected" Co-Marketing Agreement, dated June 1, 1999, by and between Microsoft Corporation and Prodigy Services Corporation.
 10.19(5)   Amendment No. 3 to that certain Microsoft Windows 98 "Get
            Connected" Co-Marketing Agreement, dated January 19, 2000, by and between Microsoft Corporation and Prodigy Services Corporation.
 10.20(3)+  Software Development and processing Services Agreement, dated
            January 1, 1992, between Prodigy Services Company and CSG Systems,
            Inc., as amended.
 10.21(3)   Form of Prodigy Service Member Agreement.

 10.22(3) Agreement, dated January 25, 2999, among the Registrant, Telefonos de Mexico, S.A. de C.V. and others.

 10.23(6)   Microsoft Internet Explorer Logo License Agreement, dated July 2,
            1998, by and between Prodigy Services Corporation and Microsoft
            Corporation.
 10.24(6) Microsoft Internet Explorer License and Distribution Agreement, dated July 2, 1998, by and between Prodigy Services Corporation and
            Microsoft Corporation.
 10.25(4)*  Investment, Issuance, Contribution and Assumption Agreement, dated as of November 19, 1999 and as amended as of April 19, 2000, by and among SBC Communications Inc., SBC Internet Communications, Inc., the Registrant, Prodigy Transition Corporation and Prodigy
            Communications Limited Partnership.
 10.26(4) Strategic and Marketing Agreement, dated as of November 19, 1999, by and among SBC Communications Inc., SBC Internet Communications,
            Inc., the Registrant and Prodigy Communications Limited
            Partnership.
 10.27(7)   Voting Agreement, dated as of November 19, 1999, by and among SBC
            Communications Inc., Carso Global Telecom, S.A. de C.V. and
            Telefonos de Mexico, S.A. de C.V.
 10.28(7)   Form of Registration Rights Agreement by and among the Registrant,
            SBC Communications Inc. and SBC Internet Communications, Inc., to be effective following the closing of the SBC transaction.
 10.29      Letter, dated February 28, 2000, from Telefonos de Mexico, S.A. de
            C.V., committing to provide up to $200 million in financing to Prodigy.
 10.30      Promissory Note of FlashNet Communications, Inc., dated April 26,
            2000, issued in favor of the Registrant.

 10.31 Letter Agreement, dated March 13, 2000, by and between the Registrant and Citibank, N.A.

 21(5) Subsidiaries of the Registrant.

 23.1  Consent of Hale and Dorr LLP (included in Exhibit 8.1).

 23.2  Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 8.2).

 23.3  Consent of PricewaterhouseCoopers LLP.

 23.4  Consent of Ernst & Young LLP.

 23.5  Consent of Deloitte & Touche LLP.

 24.1  Power of Attorney (included in the signature page of this Registration
       Statement).

 27(5) Financial Data Schedule.

 99.2  Form of Proxy Card of FlashNet Communications, Inc.

--------
(1) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on August 3, 1999.
(2) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on October 20, 1999.
(3)  Incorporated herein by reference to the Registrant's Registration
     Statement on Form S-1, as amended (File No. 333-64233).
(4) Incorporated herein by reference to the Registrant's Definitive Proxy Statement on Schedule 14A filed on the date hereof.
(5) Incorporated by reference to the Registrant's Annual Report on Form 10-K filed on March 30, 2000.
(6) Incorporated by reference to the Registrant's Annual Report on Form 10-K405 filed on March 31, 1999.
(7) Incorporated by reference to the Schedule 13D/A filed on March 9, 2000 by Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick
     Slim Domit, Maria Soumaya Slim Domit, Vanessa Paula Slim Domit, Johanna Monique Slim Domit, Carso Global Telecom, S.A. de C.V. and Telefonos de Mexico, S.A. de C.V.
 +   Confidential treatment granted as to certain portions.
 ++  Confidential treatment requested as to certain portions.
 * The exhibits and schedules to this agreement were omitted from the agreement by the Registrant. The Registrant agrees to furnish any exhibit or schedule to this agreement supplementally to the Securities and Exchange Commission upon written request.